04035014

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mediaset S.p.A.

*CURRENT ADDRESS Via Paleocapa, 3
20121 Milan
Italy

**FORMER NAME

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JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 4515 FISCAL YEAR

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DAT : 6/25/04

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

PUBLITALIA RESULTS 2002

Advertising revenues outperform the advertising market

At today's meeting of the Board of Directors of Publitalia '80 S.p.A. (a company of the Mediaset Group), under the chairmanship of Giuliano Adreani, the Board examined the company's annual report for the year ended 30 December 2002.

Publitalia ended 2002 with positive results in advertising sales that were in marked contrast to the overall trend in an advertising market that was down 3.5% compared with the previous year and 6:5% compared with 2000.

Gross revenues, deriving from the sale of advertising, came to **€ 2,508.3 million,** an improvement on both the figure for 2001 (€2,503 million) and 2000, a record year for advertising in Italy and for Publitalia the year of greatest growth.

Operating costs, at **€128.8 million**, were in line with those of the previous year.

Net of extraordinary charges, the net profit for the year amounted to **€64.8 million**.

Cologno Monzese, 20 March 2003

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Mediaset Group: Consolidated 2002 Results

NET PROFIT: + 45.7% (362.0 MILLION EUROS)

RECORD ADVERTISING REVENUES FROM THIRD PARTIES: 2,431.8 MILLION EUROS

GROSS OPERATING PROFIT: + 33.1 MILLION EUROS

TV RATINGS

AN OVERALL SHARE OF 44.1%THE BEST RESULT IN MEDIASET'S HISTORY SINCE AUDITEL FIGURES BEGAN
TWO MEDIASET CHANNELS ON THE EARLY EVENING PODIUM:
CANALE 5 REMAINS ITALY'S MOST POPULAR NETWORK
ITALIA 1 FOR THE FIRST TIME BECOMES ITALY'S THIRD CHANNEL

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2002.

The results of 2002 highlight the positive performance of the company's activities, both in terms of revenues and in terms of costs.

Advertising revenues

Publitalia reached the same level of sales as 2001 and 2000, the record year for the company. This result was decidedly better than the advertising market average that recorded a fall of 3.5% compared with 2001 and 6.5% compared with 2000. In particular

advertising sales to third party clients for Mediaset's three channels reached the record level of **2,431.8 million euros**, an increase of 8.5 million euros on 2001 (+0.4%).

Television operating costs

Television operating costs fell by 66.8 million euros, or **10.1%** (down from 658.4 million euros in 2001 to 591.6 million euros in 2002).
The proportion of gross operating profit on consolidated net revenues consequently increased to 58.4%, compared with 56.7% in the previous year.

Television costs

Total **television costs**, including all the components linked to labour costs and the amortisation of television rights and other assets, net of income deriving from the sale of TV rights, recorded a slight increase of 0.5% (in 2001 the figure was 6.4%).

There was an increase in net profit of **45.7%**, bringing the figure to 362 million euros, (an increase of 113.6 million euros compared with 2001). The net profit result also increased, excluding the effects of the writedown of the company's stake in Kirch Media made in 2001 and 2002.

Cash flow

The **cash flow** for the period amounted to **240 million euros,** a significant increase on the previous year (160 million euros), also thanks to **a reduction in investments in rights** of around **127 million euros** compared with 2001.

Audience ratings

The careful control and management of television costs has not had a negative impact on the product. On the contrary, it has coincided with **a further improvement in ratings**. During 2002 **Mediaset's channels increased the ratings figures achieved in 2001**. Canale 5, Italia 1 and Retequattro had an extraordinary combined prime time share of consistently more than 44%, the best result since 1998, and the third consecutive annual improvement. The result was a full point up on the already impressive figure of 2001.
Canale 5 confirmed its position as Italy's most popular prime time network with a **23.8%** share. There was an extraordinary performance by **Italia 1** that, **for the first time ever in the Auditel figures, becomes Italy's third most popular channel** with a share of **12.2%**.

GRUPPO MEDIASET
MEDIASET

CONSOLIDATED FINANCIAL HIGHLIGHTS

- **Consolidated net revenues** came to **2,316.1 million euros,** in line with the 2,321.7 million euros of 2001, net of the consolidation of the Epsilon Group.

  As already remarked, **advertising revenues** from third party clients for Mediaset's three channels reached a record **2,431.8 million euros**, an increase of 8.5 million euros on 2001. This result is particularly significant given that the trends in the total advertising market, for the second year in a row, have been characterised by a generalised downturn.

  Other television revenues, came to **132.5 million euros**, compared with 145.1 million euros in 2001, a difference of 12.6 million euros. This change is due to the combination of lower advertising sales to companies of the Fininvest Group and higher revenues generated fro the sale of rights.

  The **net revenues** of **36,9 million euros** - generated by **multimedia activities,** are attributable to the distribution of thematic channels, internet advertising sales, Mediavideo (Mediaset's teletext service) and circulation of the monthly magazine «La macchina del tempo» – are essentially in line with those of the previous year (37 million euros).

- **Operating costs** fell by 1,030.6 million euros to **962.5 million euros**, a reduction of **68.1 million euros (- 6.6%).** This change is largely the result of a marked decrease, - 66.8 million euros, in **television operating costs** that fell by **591.6 million euros** compared with the 658.4 million euros of 2001 (**- 10.1%** compared with the previous year).

- Thanks to this containment of operating costs **gross operating profit (Ebitda) grew by 2,5%** from 1,320.5 million euros in 2001 to **1,353.6 million euros** this time.

- **Operating profit (Ebit)** for the period came to **558.5 million euros**, compared with 587.2 million euros in 2001. The change in operating profit is the result of the overall trend in amortisations and depreciations that went from 733.3 million euros in 2001 to 795.1 million euros in 2002. The increase is attributable to higher amortisations for TV rights and the impact of investments in in-house drama productions that began in 2000. It is possible to predict that from next year there will be a gradual normalisation in the growth trend for amortisations for TV rights given the reduction in investments that was already recorded in 2002 and in line with the a buying policy focused on the effective needs of the channels.

GRUPPO MEDIASET
MEDIASET

- The proportion of operating profit in consolidated net revenues (**operating profitability**) remained high at **24.1%** (25 % in 2001). This result continues to place Mediaset well above the average of Europe's main television companies that, in 2002, recorded widespread and marked reductions.

- **Pre-tax profit** for the period rose to **497,1 million euros** compared with 418.1 million euros in 2001**, an increase of 19%.**
  The change mainly reflects the extraordinary effect of the reserve fund made in 2001 (171.9 million euros) of the 2.28% stake in Kirch Media.

- **Net profit** for the period showed **an increase of 45.7%,** up from the 248.4 million euros of 2001 to **362.0 million euros** this time.

- The Group's **net financial position** at 31 December 2002 (**-170.8 million euros)** was an improvement on the -247.8 million euros of 31 December 2001 thanks to **savings of 126 million euros in television rights.** Current **cash flow** for the period was **240 million euros,** a marked improvement of around 160 million **euros** on the previous year.

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company, Mediaset S.p.A., ended the year 2002 with a **net profit of 258.6 million euros**, after amortisations and depreciations for 154.6 million euros and making reserves for income tax of 143.4 million euros.

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 16, a **dividend of 0.21 euros per share**, with the aim of maintaining the same pay out ratio as last year.
The dividend will be payable from 22 May 2003, with coupons available from May 19 2003 (Coupon N°. 7).

CORPORATE GOVERNANCE

In July 2002 the Corporate Governance Committee reviewed the Self Regulatory Code for listed companies and made a number of modifications to take account of current national and international best practice. The most important changes concern independent

directors, the treatment of reserved information, directors' remuneration, internal control and operations with correlated parties.

Bearing in mind the organisational structure of the company and the attribution of powers, the Board of Directors of Mediaset modified the Code of Practice adopted at the meeting of March 2001, brining it into line with the Self Regulatory Code for listed companies

The Code of Practice and Mediaset's Annual Corporate Governance Report will be publicly available together with the Annual Report for 2002, to be approved at the next AGM, to be held on 16 April.

FORECAST FOR THE CURRENT YEAR

- In an international economic climate of continuing uncertainty, largely as a result of the current geopolitical situation, signs of uncertainty remain persistent in spite of the recovery that seemed to begin in the last months of 2002, the Italian advertising market, barring unforeseen developments deriving from the current international crisis, is expected to remain at more or less the same levels of last year. In this context, Publitalia'80 has further increased its efforts with a view to consolidating the share of the television advertising market achieved in 2002.
  In the first two months of 2003, Publitalia's advertising sales for Mediaset channels were essentially in line with those of the same period of last year..

- Expectations concerning trends in the Spanish advertising market in 2003 are also being affected by the uncertainty in the world. Telecinco aims to confirm the market share achieved in 2002 with advertising sales that, in the first quarter, are recording an improved performance compared with the previous year.. In fact, Publiespana's gross television advertising sales in the first two months was up 25.3% on the same period of last year.

- In the first two months of 2003 Mediaset's channels recorded a combined 24-hour share of 43.5%, in line with the same period of the previous year. In **Prime Time the combined share was 46.3% a full 2-point increase**. In particular the initial phase of the 2002-2003 TV season, that began in September 2002, has confirmed Canale 5's national leadership and the third place of Italia 1 at times of peak viewing.

- Given the forecast in terms of advertising revenues for Mediaset's channels, the Group will continue to pursue in 2003 the policy of strict cost containment in television costs that was successfully carried out in the previous year. The aim is to safeguard the levels of operating profitability achieved in 2002, with the possibility of exploiting to the full, in terms of operating leverage, any eventual recovery that is either greater or earlier than

currently forecast. The Group will also continue to invest in experimental digital terrestrial broadcasting, as foreseen by Law n. 66 of 20 March 2001.

- During 2003 Mediaset's acquisition of the 12% currently owned by Correo in Gestevision Telecinco S.A. and Publiespana S.A. will be completed. This will give Mediaset the majority interest in the Spanish broadcaster with a stake of 52%.
  As a result of this operation, the companies of the Telecinco Group, consolidated up to 31/12/2002 at equity, will be consolidated on a line-by-line basis.

Cologno Monzese, 25 March 2003

Highlights from the consolidated income statement (*)

Figures are expressed in € m

	2002	2001
Revenues from sales and services	2,280.0	2,309.1
Other revenues and income	36.1	42.0
Total consolidated net revenues	**2,316.1**	**2,351.1**
Labour costs	300.2	285.7
Procurement, services and other costs	662.3	744.9
Operating costs	**962.5**	**1,030.6**
Gross operating profit	**1,353.6**	**1,320.5**
Amortisations and depreciations	795.1	733.3
Operating profit	**558.5**	**587.2**
Financial income /(charges)	(5.7)	(14.8)
Income/(charges) from investments	(47.8)	(183.7)
Profit before extraordinary items	**505.0**	**388.7**
Extraordinary income/(charges)	(7.9)	29.4
Pre-tax profit	**497.1**	**418.1**
Income taxes	(135.0)	(169.6)
Profit for the period	**362.1**	**248.5**
Minority interest (profit)/loss	(0.1)	(0.1)
Profit for the Mediaset Group	**362.0**	**248.4**

Figures are expressed in €

	31/12/2002	31/12/2001
Television rights	1,834.0	1,881.8
Other tangible/intangible assets	443.4	430.1
Financial assets	470.3	687.6
Net working capital & other assets/liabilities	(7.7)	(304.0)
Severance indemnity reserve	(100.5)	(93.1)
Net invested capital	**2,639.5**	**2,602.4**
Net financial position	**(170.8)**	**(247.8)**
Shareholders' equity and minority interest	**2,468.7**	**2,354.6**

(*) *The figures are to date un-audited by both external auditors and the Board of Statutory Auditors*

PRESS RELEASE

TELECINCO OPERATION CONCLUDED: MEDIASET ACQUIRES ADDITIONAL 12% FROM GRUPPO CORREO TO BECOME MAJOR SHAREHOLDER OF THE SPANISH BROADCASTER

Following the agreement signed in 18 December 2002 with the Gruppo Correo, Mediaset S.p.A. today announced that its subsidiary Mediaset Investment S.a.r.l has acquired 12% of the share capital of Gestevision Telecinco S.A. and of Publiespana S.A., the companies that manage the television activities and advertising business respectively of the Gruppo Telecinco. The acquisition has received all necessary authorisations form the relevant antitrust authorities.
The total investment for Mediaset amounts to €276 million, including the premium for the majority interest.
The operation increases the Mediaset Group's stake in Gestevision and in Publiespana to 52%, making it the major shareholder of the Spanish broadcaster.

Cologno Monzese, 31 March 2003

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Annual General Meeting Approves 2002 Results

Net Profit +45.7% at €362 Million (+45.7%)

Record Advertising Revenues From Third Parties of €2,431.8 Million

Gross Operating Profit + €33.1 Million

TV RATINGS

Early evening share of 44.1% a record result for Mediaset
Canale 5 remains Italy's most popular network
Italia 1 for the first time becomes Italy's third channel

NEW BOARD OF DIRECTORS

The annual General Meeting of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2002.

The results of 2002 highlight the positive performance of the company's activities, both in terms of revenues and in terms of costs.

Advertising revenues

Publitalia reached the same level of sales as 2001 and 2000, the record year for the company. This result was decidedly better than the advertising market average that recorded a fall of 3.5% compared with 2001 and 6.5% compared with 2000. In particular **advertising sales** to third party clients for Mediaset's three channels reached the record level of **€2,431.8 million**, an increase of €8.5 million on 2001 (+0.4%).

Television operating costs

Television operating costs fell by €66.8 million, or **10.1%** (down from €658.4 million in 2001 to €591.6 million in 2002).

GRUPPO MEDIASET
MEDIASET

The proportion of gross operating profit on consolidated net revenues consequently increased to 58.4%, compared with 56.7% in the previous year.

Total television costs

Total television costs, including all the components linked to labour costs and the amortisation of television rights and other assets, net of income deriving from the sale of TV rights, recorded an excellent performance during the year, with **practically zero growth** *remaining at 0.5% (in 2001 the figure was 6.4%).*

Net profit

There was an increase in net profit of **45.7%**, bringing the figure to €362 million, (an increase of €113.6 million compared with 2001). The net profit result also increased, excluding the effects of the writedown of the company's stake in Kirch Media made in 2001 and 2002.

Cash flow

The **cash flow** for the period amounted to **€240 million,** a significant increase on the *previous year €160 million), also thanks to* **a reduction in investments in rights** of around **€127 million** compared with 2001.

Audience ratings

The careful control and management of television costs has not had a negative impact on the product. On the contrary, it has coincided with **a further improvement in ratings**. During 2002 **Mediaset's channels increased the ratings figures achieved in 2001**.

Canale 5, Italia 1 and Retequattro had an extraordinary combined early evening **share of consistently more than 44**%, the best result since Auditel system was begun, and the third consecutive annual improvement. The result was a full point up on the already impressive figure of 2001.

Canale 5 confirmed its position as Italy's most popular prime time network with a **23.8%** share. There was an extraordinary performance by **Italia 1** that, **for the first time ever in the Auditel figures, becomes Italy's third most popular channel** with a share of **12.2**%.

Retequattro successfully consolidated its strategic control of the more mature audience, traditionally oriented toward RAI programmes.

CONSOLIDATED FINANCIAL HIGHLIGHTS

REVENUES

- **Consolidated net revenues** came to **€2,316.1 million,** in line with the €2,321.7 million of 2001, net of the consolidation of the Epsilon Group.

As already remarked, **advertising revenues** from third party clients for Mediaset's three channels reached a record **€2,431.8 million**, an increase of €8.5 million on 2001. This result is particularly significant given that the trends in the total advertising market, for the second year in a row, have been characterised by a generalised downturn.

Other television revenues, came to **€132.5 million**, compared with €145.1 million in 2001, a difference of €12.6 million. This change is due to the combination of lower advertising sales to companies of the Fininvest Group and higher revenues generated fro the sale of rights.

The **net revenues** of **€36,9 million** - generated by **multimedia activities,** are attributable to the distribution of thematic channels, internet advertising sales, Mediavideo (Mediaset's teletext service) and circulation of the monthly magazine "La macchina del tempo" – are essentially in line with those of the previous year (€37 million).

- **Operating costs** fell by €1,030.6 million to **€962.5 million**, a reduction of **€68.1 million (-6.6%).** This change is largely the result of a marked decrease, -€66.8 million, in **television operating costs** that fell by **€591.6 million** compared with the €658.4 million of 2001 (**- 10.1%** compared with the previous year).

- Thanks to this containment of operating costs **gross operating profit (Ebitda) grew by 2,5%** from €1,320.5 million in 2001 to **€1,353.6 million** this time.

- **Operating profit (Ebit)** for the period came to **€558.5 million**, compared with €587.2 million in 2001. The change in operating profit is the result of the overall trend in amortisations and depreciations that went from €773.3 million in 2001 to €795.1 million in 2002. The increase is attributable to higher amortisations for TV rights and the impact of investments in in-house drama productions that began in 2000. It is possible to predict that from next year there will be a gradual normalisation in the growth trend for amortisations for TV rights given the reduction in investments that was already recorded in 2002 and in line with the a buying policy focused on the effective needs of the channels.

- The proportion of operating profit on consolidated net revenues (**operating profitability**) remained high at **24.1%** (25.4% in 2001). This result continues to place Mediaset well above the average of Europe's main television companies that, in 2002, recorded widespread and marked reductions.

- **Pre-tax profit** for the period rose to **€497,7 million** compared with €418.1 million in 2001**, an increase of 19%.**
The change mainly reflects the extraordinary effect of the reserve fund made in 2001 (€171.9 million) of the 2.28% stake in Kirch Media.

GRUPPO MEDIASET
MEDIASET

- **Net profit** for the period showed **an increase of 45.7%,** up from the €248.4 million of 2001 to **€362 million** this time.

- The Group's **net financial position** at 31 December 2002 (**-€170.8 million)** was an improvement on the -€247.8 million of 31 December 2001 thanks to **savings of €126 million in television rights.**

- Current **cash flow** for the period was **€240 million,** a marked improvement on the €160 million of the previous year.

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company, Mediaset S.p.A., ended the year 2002 with a **net profit of €258.6 million**, after amortisations and depreciations for €156.9 million and making reserves for income tax of €143.4 million.

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 16, a **dividend of €0.21 per share**, with the aim of maintaining the same pay out ratio as last year.
The dividend will be payable from 22 May 2003, with coupons available from May 19 2003 (Coupon N°. 7).

NEW BOARD OF DIRECTORS

The Shareholders also nominated a new Board of Directors, comprising 15 members with a mandate that will expire following approval of the Annual Report for the year 2005.

The names of the Board members are as follows: *Giuliano Adreani, Franco Amigoni, Marina Berlusconi, Pier Silvio Berlusconi, Pasquale Cannatelli, Paolo Andrea Colombo, Enzo Concina, Fedele Confalonieri, Maurizio Costa, Mauro Crippa, Bruno Ermolli, Marco Giordani, Alfredo Messina, Gina Nieri, Roberto Ruozi,.*
Compared with the previous board that had 18 members, the new Board is slimmer and includes four independent directors: *Franco Amigoni, Paolo Andrea Colombo, Enzo Concina and Roberto Ruozi* that, together with the four non-executive directors (*Marina Berlusconi, Maurizio Costa, Bruno Ermolli and Alfredo Messina),* constitute an absolute majority of the Board. The remaing seven executive directors are *Giuliano Adreani, Pier Silvio Berlusconi, Pasquale Cannatelli, Fedele Confalonieri, Mauro Crippa, Marco Giordani and Gina Nieri).*

The group of independent directors includes the newly nominated member Paolo Andrea Colombo, who teaches "Accounting and Balance Sheet Reporting" at the "Luigi Bocconi" University in Milan.

The AGM nominated *Fedele Confalonieri* Chairman of the Board.

STOCK OPTION PLAN

The Shareholders' Meeting, having decided on the creation of a Stock Option Plan designed to act as an incentive for the participants in the Plan and to actively involve them in the running of the Group and in enhancing its value, resolved:

- to approve the introduction of a Stock Option Plan for the Company's shares for a period of three years beginning in 2003, destined for employees of the Company, its subsidiaries and its parent company who will be identified by the Stock Option Plan Committee from among the managers, journalists and directors of organisational units (or other company departments), together with, if deemed opportune by the Board of Directors, the introduction of similar initiatives for shares in subsidiaries and companies where the Company either directly or indirectly holds stock;
- to entrust the Stock Option Plan Committee, nominated by the Shareholders' Meeting, with running the Stock Option Plan for the period 2003/2005. The Committee will be granted all the powers necessary for identifying the participants, establishing performance objectives, allocating option rights and carrying out the Plan itself in all its aspects. The directors who form this Committee will establish the Regulations for implementing the Stock Option Plan, which will then be submitted for approval to the Board of Directors.

PURCHASE AND USE OF COMPANY SHARES

Having accepted the proposals put forward by the Board of Directors, the Shareholders' Meeting resolved:

- to authorise the Board of Directors to purchase, by dealing if necessary in options and financial instruments also deriving from Mediaset shares, up to a maximum of 30,000,000 (thirty million) of Company shares with a par value of €0.52 each (equal to 2.54% of the current share capital), either at the same time or at different intervals up to the approval of the financial Statements as of 31 December 2003 and in any case for a period not exceeding 18 months from the date of the resolution of the

Shareholders' Meeting. The amount referred to above will be covered by the reserves resulting from the last financial statements that were regularly approved.
The purchase of the shares, which should be bought on the Stock Exchange, must be made for a price not more than 20% above and not less than 20% below the official trading price registered on the Stock Exchange on the day before each individual purchase operation. The Company will only purchase the shares if their price comes within these parameters.
The share purchases will not be carried out by means of public offers but on the market in line with the terms agreed with Borsa Italia S.p.A and in accordance with art. 132 of Legislative decree 58/59.
The share purchases will not be utilised as a means of reducing the Company's share capital.

- to authorise the Board of Directors to dispose of the purchased shares and to carry out share transfers, including exchanges. The sale of shares will be carried out either on the Stock Exchange or outside the Stock Exchange at a price not less than 90% of the official trading price registered on the Stock Exchange on the day preceding each individual operation. The authorisation referred to in this point is granted without any form of time limit.
- to confirm the Board of Directors with the authorisation, in accordance with art. 2357, paragraph 3 of the Civil Code, to dispose of Company shares either purchased as a result of the present resolution or already held in the portfolio to employees of the Company, its subsidiaries or the parent company should these same employees exercise their option to purchase shares, in accordance with the regulations approved by the Shareholders' Meeting of 20 April 2000 regarding the introduction of a Stock Option Plan for 2000/2002. The authorisation referred to in this point is granted without any form of time limit.
- to confirm the Board of Directors with the authorisation, in accordance with art. 2357, paragraph 3 of the Civil Code, to dispose of Company shares of the either purchased as a result of the present resolution or already held in the portfolio to employees of the Company, its subsidiaries or the parent company should these same employees exercise their option to purchase shares, in accordance with the regulations approved by the Shareholders' Meeting of 16 April 2003 regarding the introduction of a Stock Option Plan for 2003/2005. The authorisation referred to in this point is granted without any form of time limit.

Cologno Monzese, 16 April 2003

Highlights from the consolidated income statement [*]

Figures are expressed in €m

	2002	2001
Revenues from sales and services	2,280.0	2,309.1
Other revenues and income	36.1	42.0
Total consolidated net revenues	**2,316.1**	**2,351.1**
Labour costs	300.2	285.7
Procurement, services and other costs	662.3	744.9
Operating costs	**962.5**	**1,030.6**
Gross operating profit	**1,353.6**	**1,320.5**
Amortisations and depreciations	795.1	733.3
Operating profit	**558.5**	**587.2**
Financial income /(charges)	(5.7)	(14.8)
Income/(charges) from investments	(47.1)	(183.7)
Profit before extraordinary items	**505.7**	**388.7**
Extraordinary income/(charges)	(8.0)	29.4
Pre-tax profit	**497.7**	**418.1**
Income taxes	(135.6)	(169.6)
Profit for the period	**362.1**	**248.5**
Minority interest (profit)/loss	(0.1)	(0.1)
Profit for the Mediaset Group	**362.0**	**248.4**

Figures are expressed in €

Highlights from the consolidated balance sheet

	31/12/2002	31/12/2001
Television rights	1,834.0	1,881.8
Other tangible/intangible assets	443.4	430.1
Financial assets	471.1	687.6
Net working capital & other	(8.5)	(304.0)
Severance indemnity reserve	(100.5)	(93.1)
Net invested capital	**2,639.5**	**2,602.4**
Net financial position	**(170.8)**	**(247.8)**
Shareholders' equity and minority	**2,468.7**	**2,354.6**

[*] *The figures are to date un-audited by both external auditors and the Board of Statutory Auditors*

Press Release

Mediaset Group Q1 2003 Results

Net revenues: €777.1 million (+22,6%%)

Operating profit: €208.6 million (+€12.2 million)

Pre tax profit: €191,1 million (+€10.5 million)

Increase in TV ratings

For the first time, Mediaset channels achieve Prime Time leadership: 46.2% (+2.3)

Canale 5 Italy's leading channel (24.0%)

Italia 1 hits all time high (14.3%)

Retequattro meets its targets

TV operation costs fall

The containment in TV operating costs continues: -2.2%

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the management's report on the Mediaset Group's 1st quarter 2003 results.

In a period of international uncertainty that saw Anglo-American military intervention in Iraq, both the Mediaset channels and Telecinco managed to achieve their objectives.

Publitalia 80's advertising revenues for Mediaset channels in the first half of 2003 were at the same level as those of the same period in the previous year and, consequently, above those of the same period of 2000, a year of record growth in advertising sales.

The result is in contrast to the overall trend in the Italian advertising market, which in the first three months of the year 2003, recorded a generalised fall off.

Audience ratings for Mediaset channels also recorded growth in the period compared with 2002.

Combined **Prime Time ratings** (from 29 December to 29 March) for the three channels reached **46.2% (+2.3 points compared with last year)** and for the first time overtaking the three Rai channels (43.9%).
Canale 5 confirmed its position as Italy's most popular prime time broadcaster with a **24%** share compared with the 23.4% of Rai 1. **Italia 1 strengthened its position as Italy's third most popular channel** extending the gap with Rai 2: **14.3**% for Italia 1 versus 10.9% for the second Rai channel. **Retequattro** achieved its objectives and consolidated its success in strategically covering the older viewers.
Results in the **guaranteed period** were even better; from 26 January to 29 March (excluding the week of the *Sanremo* Festival) Mediaset had an almost 5-point lead over Rai with 47.4% versus 42.5%

Ratings growth was accompanied in the first three months of the year by an ongoing policy **containing television operating costs** that fell by **2.2%,** from €156.2 million to €152.8 million. An increase in overall television costs, including labour and amortisation costs (+1.7% compared with the same period of the previous year), was lower than in previous years: in the first quarter of 2002 the increase was 4.1%, while in the first three months of 2001 the figure was 7.7%.

The **Telecinco Group** recorded an excellent performance in the first quarter of 2003. In particular there was sustained growth (**28.2%**) in advertising revenues in the period, compared with the first quarter of 2002. 24-hour ratings were also up, reaching **21.4%** (18.4% in Q1 2002). National leadership in the commercial target was also reinforced at 24,7% a marked increase on the 20.8% of the first three months of 2002.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The first quarter results for 2003 for the first time include the complete consolidation of the Telecinco Group, in which Mediaset, with a 52% stake, is now the major shareholder.

The Group's performance in the first three months of 2003 can be summarised as follows:

? **consolidated net revenues** came to **€777.1 million**, of which €142.3 million from the consolidation the Telecinco Group.

? **gross operating profit (Ebitda)** rose to **€468,0 million** (the contribution of Telecinco was €76.9 million).

? **operating profit (Ebit)** (including €27.9 million deriving from Telecinco) came to **€208,6 million**, net of amortisations and depreciations for €259.4 million, including the amortisation of goodwill for the period of the consolidation of the Telecinco Group amounting to €10.8 million.

- ? **operating profitability**, or operating profit as a proportion of consolidated net reveunues, remained high at 26.8%.

- ? **pre tax profit** for the period came to **€191.1 million** (€173.6 million from the effect of the consolidation of the Telecinco Group)

- ? the Group's **net financial position,** which in the first quarter was affacted by the payment of €276 million for the acquisition of a 12% stake of Telecinco and Publiespana, went from the -€170.8 million at 31 December 2002 to -€59.5 million at 31 March 2003, including the net liquidity of the Telecinco Group of €185.8 .

Italy

- ? the **consolidated net revenues** of the Group's activities in Italy in the first quarter of 2003 recorded a slight increase **(+0.2%)** compared with the same period of the previous year, rising from €633.6 million to **€634.8 million**.

- ? **operating costs** for the Group's Italian activities recorded a **fall of €5.0 million (-2.0%).** from €248.7 million to **€243,7 million**.

- ? thanks to a containment in operating costs **gross operating profit** for the period **(Ebitda) grew by €6.2 million,** rising from €384.9 million in Q1 2002 to **€391.1 million** this time.

- ? **operating profit (Ebit)** came to **€191.5 million,** compared with €196,4 million in Q1 2002.

Spain

- ? In the first three months of 2003 the **consolidated net revenues** generated by the Telecinco Group came to **€142.3 million, an increase of 26.9**%, compared with the same period of the previous year.

  The main component of the Group's income derives from **television advertising revenues** from the exclusive sale of advertising space for Telecinco by Publiespana. In the first three months of 2003, there was a sustained increase **(+28.2%)** in such revenues, compared with the same period of the previous year, totalling €139.9 million.

- ? Telecinco **operating costs** in the first quarter of 2003 came to **€65.4 million** (€54,6 million in Q1 2002).

? Thanks to the marked increase in net revenues, **gross operating profit** for the period rose by **€19.4 million** to **€76.9 million**.

? Telecinco's **operating profit** for the first quarter of 2003 came to **€27.9 million**. In order to fully appreciate the result, it is worth noting that in the face of a 28.2% increase in advertising revenues, the overall costs of the Telecinco Group, including labour costs and amortisations and depreciations, showed only a slight increase, 0.9%, in line with objectives for the rationalisation of production processes and a strong containment of costs in the current period.

Subsequent events

? After 31 March 2003, combined ratings for the Mediaset channels for the first four months of the year confirmed the results of the first quarter. In particular, over 24 hours Mediaset increased its ratings from the 43.7% of Q1 to 44.0% to the end of April; in Prime Time Canale 5 and Italia 1 remained the first and third channel respectively, while Retequattro added 0.3 points; in Day Time all three channels increased their audience share.

? After the excellent results of the first three months of the year, Telecinco continued to perform extremely well in April, confirming a clear lead, in both the 24-hour and in Prime Time, compared to other commercial broadcasters, and even overtaking the state broadcaster in Day Time and confirming the channel's undisputed national leadership in the commercial target in the most important slots.

Forecast for the year

? On the basis of currently available information concerning the trends in advertising sales for the Mediaset channels, the first five months of the year are expected to be in line with the same period of the previous year.

? The exceptional growth in Telecinco's revenues in the first quarter of 2003 should also be seen in the light of the poor market conditions that prevailed in the same period of the previous year. Subsequent to 31 March, Telecinco confirmed advertising sales growth compared with the previous year 2002, even if at a lower level than in the first quarter.

Cologno Monzese, 13 May 2003

Highlights from the consolidated income statement

In € millions

31/12/2002		31/03/2003	31/03/2002
2,280.0	Revenues from sales and services	771.0	628.3
36.1	Other revenues and income	6.1	5.3
2.316.1	**Total consolidated net revenues**	**777.1**	**633.6**
300.2	Labour costs	93.7	76.2
662.3	Procurement, services and other costs	215.4	172.5
962.5	**Operating costs**	**309.1**	**248.7**
1,353.6	**Gross operating profit**	**468.0**	**384.9**
795.1	Amortisations and depreciations	248.6	188.5
558.5	**Operating profit before amortisation of goodwill of Telecinco**	**219.4**	**196.4**
-	Amortisation of goodwill Telecinco	10.8	-
558.5	**Operating profit**	**208.6**	**196.4**
(5.7)	Financial income /(charges)	(6.0)	(6.0)
(47.8)	Income/(charges) from investments	(11.0)	(10.1)
505.0	**Profit before extraordinary items**	**191.6**	**180.3**
(7.9)	Extraordinary income/(charges)	(0.5)	0.3
497.1	**Pre-tax profit**	**191.1**	**180.6**
-	Pre tax minority interest profit	(13.6)	-

Highlights from the consolidated balance sheet

In € millions

31/12/2002		31/03/2003	31/03/2002
1,834,0	Television rights	2,027.2	1,828.3
443,4	Other tangible/intangible assets	565.3	444.8
-	Financial assets	332.6	-
470,3	Net working capital & other assets/liabilities	194.8	677.5
(7,7)	Severance indemnity reserve	(100.8)	(273.0)
(100,5)	**Net invested capital**	(102.5)	(95.1)
2,639,5	Television rights	**2,916.6**	**2,582.5**
(170,8)	**Net financial position**	**(59.5)**	**(47.3)**
2,467,2	**Shareholders' equity**	2,644.5	2,533.6
1.5	Minority interest	212.6	1.6
2,468,7	**Shareholders' equity and minority interest**	**2,857.1**	**2,535.2**

Union des associations européennes de football

RECEIVED

2004 JUN 24 A 9:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media Release
Communiqué aux médias
Medien-Mitteilung

Date: 24/06/03
No. 85

Italian TV rights awarded to Mediaset

UEFA Champions League free-to-air TV rights 2003-06 go to RTI Mediaset

UEFA today announced that the free-to-air TV rights for the UEFA Champions League seasons 2003-2006, in Italy, have been awarded to RTI Mediaset.

RTI Mediaset will have the first pick of games on a Wednesday, highlights on both Tuesday and Wednesday and the weekly magazine programme. They will also show a Tuesday game involving non-Italian teams.

RTI Mediaset have been a television partner of the UEFA Champions League since the start of the competition in 1992 and are the strongest commercial broadcaster in Italy operating three channels; Italia 1, Rete 4 and Canale 5.

RTI Mediaset's continued commitment to the UEFA Champions League reflects the strength of the UEFA Champions League as a competition and the renewed strength of Italian teams this season resulting in record audiences and an all-Italian club final.

Commenting on the agreement UEFA CEO, Gerhard Aigner, said:

"The renewal of the television rights in Italy with RTI Mediaset is good news for the UEFA Champions League and for the Italian football fan.

"The finalisation of the free-to-air negotiations in Italy means that we have now concluded all the free-to-air television negotiations for the UEFA Champions League rights in the five major markets across Europe.

"We are now a long way down the road to finalising all the remaining television contracts for the UEFA Champions League across Europe and have been very impressed with the continued high level of interest shown by broadcasters in acquiring the rights to the premier club competition in Europe."

For further information:
Mike Lee, Director of Communications and Public Affairs: ++41-79 250 53 71
UEFA Media Services: ++41-22 99 44 55 9

Route de Genève 46
CH-1260 Nyon 2
Tel. +41 22 994 45 59
Fax +41 22 994 37 37
info@uefa.com
uefa.com

Press Release

Mediaset Group Interim 2003 Results

Record advertising revenues and ratings in Italy and Spain

Net revenues: €1,626.4 million (+25%)

Gross operating profit: €993.5 million (+24.2%)

Pre tax profit: €438,2 million (+22.7%)

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the management's report on the Mediaset Group's results for the first half of 2003.

The first half of 2003 for the first time includes the complete consolidation of the companies of the Telecinco Group, of which Mediaset is now the majority shareholder with a 52% stake.

In an economic climate of continuing difficulty, conditioned above all in the early part of the year by the uncertainty that preceded the war in Iraq, both the Mediaset channels and Telecinco managed to achieve their sales and ratings objectives.

Publitalia 80's advertising revenues for Mediaset channels in the first half of 2003 came to **€1,416.6 million, an increase of 0.7%** compared with the previous year. This result runs not only against the trend in the Italian advertising market (-1.5%) but is also higher than that achieved by Mediaset in the first half of 2000, the last year to be characterised by a general expansion in the market.

The result is in contrast to the overall trend in the Italian advertising market, which in the first three months of the year 2003, recorded a generalised fall off.

Audience ratings for Mediaset channels also recorded growth in the period compared with 2002.

The first half of 2003 also saw excellent results in terms of ratings that had a driving effect on advertising revenues. Mediaset's channels reached, for the first time, prime time leadership with a share of **46.5%** (compared with 43.5% for RAI) and over the 24-hour period (44.6% against 44.5%), a result that was reached after five years of steady growth.

In **prime time,** Canale 5 and Italia 1 maintained their first and third positions (24.6% and 13.5% respectively) extending the lead over the first two RAI **networks** (22.4% and 11.1% respectively). While Retequattro achieved its best result over the last five years at 8.4%.
In the **24-hour period**, Canale 5 and Italia 1 achieved a share of 23.5% and 12.1%, extending the lead over competition. Retequattro was level with Rai 3 with an excellent share of 9%.

Mediaset also strengthened its leadership in the main **commercial targets**; in particular in the 15-34 age range, one of the most important for advertisers, where there was **a more than 18 point difference between Mediaset and RAI** in the guaranteed period over the 24-hours (**52.8% Mediaset** against 34.5% RAI).

The **Telecinco Group** recorded an excellent performance in the first half of 2003. In particular there was a sustained **growth of 9.7%** in **advertising revenues** in the period, compared with the first half of 2002. 24-hour ratings were also up, reaching **21.7%** (19.7% in same period of 2002). National leadership in the **commercial target** was also reinforced at 24,8% a marked increase on the 22.9% of the first six months of 2002.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Group's performance in the first six months of 2003 can be summarised as follows:

- **consolidated net revenues** came to **€1,626.4 million**, of which €320.6 million from the consolidation the Telecinco Group, an increase of 25% compared with the €1,301.6 million of the same period of the previous year.

- **gross operating profit (Ebitda)** rose to **€993,5 million** compared with €800.2 million in the first half of 2002 (**+24.2%**).

- **operating profit (Ebit)**before the amortisation of goodwill for Telecinco Group, came to **€494.3 million**, compared with €413.0 million for the same period last year, an increase of **19.7%.**

- **pre tax profit** and minority interests rose by 22.7% to **€438.2 million,** compared with €357.2 million in the first half of 2002.

- the Group's **net financial position,** which in the first half was affected by the payment of €276 million for the acquisition of a 12% stake of Telecinco and Publiespana, went from the -€170.8 million at 31 December 2002 to -€314.4 million at 30 June 2003, including the net liquidity of the Telecinco Group of €182,0 million.

What follows are the highlights for the television business in the two countries:

Italy

- the **consolidated net revenues** of the Group's activities in Italy in the first half of 2003 recorded an increase **(+0.3%)** compared with the same period of the previous year, rising from €1,301.6 million to **€1,305.8 million**.

- **operating costs** (net labour costs) for the Group's Italian activities recorded a **fall of €7.6 million (-2.2%).** from €348.8 million to **€336,2 million** (-1.1 including labour costs). Total television costs, including labour costs and amortisations, registered a slight increase of 2.5%, the lowest level recorded in the last five years.

- thanks to an increase in revenues and containment in operating costs **gross operating profit** for the period **(Ebitda) grew by €9.8 million,** rising from €800.2 million in the first half of 2002 to **€810.0 million** this time.

- **operating profit (Ebit)** came to **€402.3 million,** compared with €413,0 million in the first half of 2002.

- **pre tax profit grew by 3.7%**, from the €353.8 million of the first half of 2002 to **€366.9 million** this time.

- in the first six months of the year, **investments in television rights fell** from the €310.1 million of the first half 2002 to **€194.9 million** in the first half 2003.

Spain

- in the first six months of 2003 the **consolidated net revenues** generated by the Telecinco Group came to **€320.6 million**, **an increase of 8.9**%, compared with the same period of the previous year.

- in the first half of 2003, **gross operating profit** grew by €19.8 million **(+12.1%)** to reach **€183.5 million**.

- compared with the first six months of the previous year, there was a 6.5% reduction in overall costs for the Telecinco Group, including all components related to labour costs and amortisations and depreciations.

- thanks to this performance, Telecinco's **operating profit** for the first half of 2003 grew by 83.6% to **€92.0 million**, compared with the €50.1 million of the first half 2002.

- **pre tax profit rose to €92.9 million**, compared with €48.5 million in the first half 2002, **an increase of 91.5%.**

- investments in television rights fell from the €153.4 million of the first half of last year to **€99.5** million this time.

Forecast for the year

On the basis of currently available information concerning the trends in advertising sales and television costs for the two countries, it is reasonable to predict for the current year an improved operating result compared with the previous year, also thanks to the contribution resulting from the consolidation of the Telecinco Group.

Italy

- Advertising sales for the first 8 months of the year show an increase of 1.5%. Although estimates for growth in the advertising market as a whole remain uncertain, the trend in advertising sales for Mediaset's channels for the last four months of the year are expected to contribute to full-year revenues that are higher than those of 2000, 2001 and 2002.

- Ratings: Mediaset has just finished its best summer season in ten years, both in prime time (42.7%) and the 24-hour period (44.2%). Given the excellent results in July-August (usually the least brilliant months of the year), in **the first eight months of the year for the first time ever Mediaset has overtaken** public television.

  Mediaset's prime time share was 45.8% (+1.9%), compared with 43.8% for RAI (-2.1%). In particular, Canale 5, with a 24.0% share maintains its clear lead among national networks, while Italia 1 (13.2%) overtook Rai 2 (11.5%) and comes in third. Retequattro also recorded an increase: 8.6% (+0.4%).

  In the 24-hour period Mediaset grew by 1.4 points (44.4%).

Spain

- **Advertising sales** for **the first 8 months** of the year **grew by 9.3%.** On the basis of expected trends in advertising sales for the last four months of the

year, Publiespana should close the year with a significant increase in advertising revenues compared with the previous year. The rate of growth in advertising sales in 2003, while higher than the market average, is expected however to be lower than that recorded in the first half of the year, that was measured against a particularly difficult period at the beginning of 2002.

- Also after eight months, **Telecinco** confirms the positive trend recorded in the first half of the year, with an average **24-hour audience share of 21.2%**, compared with the 19.7% of the same period of 2002. Telecinco also strengthened its ratings leadership in the **commercial target** with a share of **24.1%** (22.8% in 2002).

Cologno Monzese, 9 September 2003

Highlights from the consolidated income statement

In € millions

31/12/2002		30/06/2003	30/06/2002
2,280.0	Revenues from sales and services	1.608,7	1.283,0
36.1	Other revenues and income	17,7	18,6
2.316.1	**Total consolidated net revenues**	**1.626,4**	**1.301,6**
300.2	Labour costs	191,6	157,6
662.3	Procurement, services and other costs	441,3	343,8
962.5	**Operating costs**	**632,9**	**501,4**
1,353.6	**Gross operating profit**	**993,5**	**800,2**
795.1	Amortisations and depreciations	499,2	387,2
558.5	**Operating profit before amortisation of goodwill of Telecinco**	**494,3**	**413,0**
-	Amortisation of goodwill Telecinco	21,6	-
558.5	**Operating profit**	**472,7**	**413,0**
(5.7)	*Financial income /(charges)*	(1,7)	(10,9)
(47.8)	Income/(charges) from investments	(21,5)	(43,8)
505.0	**Profit before extraordinary items**	**449,5**	**358,3**
(7.9)	Extraordinary income/(charges)	(11,3)	(1,1)
497.1	**Pre-tax profit**	**438,2**	**357,2**
-	Pre tax minority interest profit	(44,7)	-

Highlights from the consolidated balance sheet

In € millions

31/12/2002		30/06/2003	30/06/2002
1,834,0	Television rights	1.906,0	1.848,6
443,4	Other tangible/intangible assets	577,4	459,3
-	Financial assets	321,9	-
470,3	Net working capital & other assets/liabilities	187,6	471,1
(7,7)	Severance indemnity reserve	266,2	37,4
(100,5)	**Net invested capital**	(104,8)	(96,6)
2,639,5	Television rights	**3.154,3**	**2.719,8**
(170,8)	**Net financial position**	**(314,4)**	**(256,0)**
2,467,2	**Shareholders' equity**	2.613,1	2.642,2
1.5	Minority interest	226,8	1.6
2,468,7	**Shareholders' equity and minority interest**	**2.839,9**	**2.643,8**

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

DIGITAL TERRESTRIAL: LONDON SIGNING FOR AGREEMENT BETWEEN THE BBC AND MEDIASET FOR THE FREE BROADCASTING IN ITALY OF THE ALL-NEWS CHANNEL "BBC WORLD"

FEDELE CONFALONIERI: "FOR THE FIRST TIME ITALIAN VIEWERS CAN WATCH A GREAT INTERNATIONAL CHANNEL IN ENGLISH FOR FREE"

Fedele Confalonieri and Patrick Cross, the head of BBC World, the BBC's commercially funded 24-hour news and information channel, today signed an agreement at the BBC's headquarters in London for the inclusion of **BBC World** in the group of channels (multiplex) that Mediaset will transmit from the 1st December using a digital terrestrial broadcasting system.
BBC World is the award-winning 24-hour all news channel that for the first time will be available terrestrially for Italian viewers, giving them the opportunity of watching a channel of internationally recognised excellence entirely in English without the need for satellite dishes or subscriptions.

Fedele Confalonieri, the Chairman of Mediaset commented:

*"It's enormously satisfying for **Mediaset** to be here today to sign such a significant agreement with the BBC.*
It is an agreement that brings together our strength among Italian viewers and the international renown of a brand that is synonymous with quality.
*The more than 273 million households around the world that already receive **BBC World** will be joined by a very significant pool of potential Italian viewers who will receive digital terrestrial.*
I am also particularly pleased that in Italy it is a commercial broadcaster that will be responsible for offering Italian viewers not only an indisputably high-quality source of news and information, but also, in a country where even Hollywood films are dubbed, the opportunity for everyone to become more familiar with the English language.
*It is worth remembering that in the UK, the publicly-funded BBC, the parent company of BBC World, is the driving force behind the British consortium Freeview, the world's most successful free digital terrestrial service. We believe that this agreement with the BBC will help **Mediaset** to achieve a decisive role in the development of digital terrestrial television in Italy."*

Mediaset's multiplex, that includes a range of thematic channels, will be available to around 50% of the Italian population from 1st December 2003. To see the programmes it will be enough to have a TV equipped to receive digital or a set-top box, available from specialised stores, that transforms the digital signal for use with a normal analogue television.
For the three-year period 2003-2005 Mediaset has earmarked investments of €200 million for the spread of digital terrestrial technology in Italy.

Cologno Monzese, 29 October 2003

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Mediaset CEO, Giuliano Adreani, has declared in an interview to the Italian daily financial newspaper “il Sole24 Ore” - due to be published tomorrow - that thanks to the positive trend of the Italian advertising market, Publitalia advertising revenues in the first 10 months of 2003 grew about 3.5%, compared to the same period of the previous year.

As a consequence of such positive trend and according to the first indications on the remaining part of the year, Mr. Adreani is confident that Publitalia 2003 full year advertising performance might be better than the one recorded up until the end of October.

Cologno Monzese, 3rd November 2003

MEDIASET

Press Release

Mediaset Group Third Quarter 2003 Results

Advertising revenues and ratings growth in Italy and Spain

ITALY

TV Advertising sales Publitalia: €1,830.8 million (+2.2%)

Pre-tax profit: €378.8 (+13.3%)

SPAGNA

TV Advertising sales Publiespana: €418.8 million (+10.2%)

Pre-tax profit: €102.6 million (+128%)

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the management's report on the Mediaset Group's results for the third quarter of 2003.

During the third quarter 2003 (July-September) Mediaset's channel recorded a positive performance in terms of advertising sales that confirms the trend begun in the second quarter. In the period under consideration, also the advertising market, both for television and the broader market, showed significant signs of recovery.

In the first nine months of 2003 **Publitalia 80's TV advertising sales** for Mediaset's channels came to **€1.830.8 million** an **increase of 2.2%** compared with the same period of the previous year.

Mediaset channels also achieved excellent **rating results** with an overall **prime time** share of **45.4%,** an increase of 1.6 compared with the same period last year. There was also an increase in **24-hour ratings: 44.3%** compared with 43.0% in the first nine months of 2002.

Canale 5 strengthened its position in prime time as **Italy's most popular channel** with a **23.7%** share (+0.2%). **Italia 1** consolidated its **third place** with a **12.9%** share (+0,8%). **Retequattro**, meanwhile, achieved its **best ever performance (8,8%)** in the last five years (+0.6%).

In the first nine months of the year, the **Telecinco Group** also recorded an excellent performance. In particular **advertising sales grew** by **10.2%** compared with the same period of 2002. There was also an increase in **24-hour** ratings to **21.1%** (19.7% in the same period of 2002). The undisputed leadership among the **commercial target** was thus reinforced at **24.1%** compared with 22.9% in the first nine months of 2002.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Group's performance in the first nine months of 2003 can be summarised as follows:

- **consolidated net revenues** came to **€2,111.8 million**, of which €425.2 million from the consolidation the Telecinco Group, **an increase of 26.6%** on the €1,668.4 million of the same period of the previous year.

- **gross operating profit (Ebitda)** rose to **€1,225.1 million** compared with the €977.2 million of the same period of the previous year **(+25.4%).**

- **operating profit (Ebit)**before the amortisation of goodwill for Telecinco Group, came to **€518.1** million compared with the €412.2 million of the first nine months of last year, an **increase of 25.7%.**

- **pre tax profit** and minority interests **rose by 35.3%** to **€449,0 million** compared with the €331.8 million of the first nine months of 2002.

- there was an improvement in the Group's **net financial position** which went from –€170.8 million at 31 December 2002 to –€71.8 million at 30 September 2003, including the net liquidity of the Telecinco Group of 209,3 million. It should be noted that the net financial position for the first nine months includes the payment of €276 million for the acquisition of a further 12% of Telecinco and Publiespana.

It should be noted that the 2003 results are affected by the total consolidation of the companies of the Telecinco Group of which Mediaset, from this year, is the majority shareholder with a 52% stake. For a like-for-like analysis, the following figures indicate the television businesses of the two countries. For Telecinco the figures for the first nine months of 2002 are pro-forma consolidate data.

Italy

- the **consolidated net revenues** of the Group's activities in Italy in the first nine months of 2003 recorded **an increase of 1.1%** compared with the same period of the previous year, rising from €1,668.4 million to **€1,686.6 million**.

- **operating costs** for the Group's Italian activities (net of labour costs) recorded a **fall of €2.0 million (-0.4%)** from €462.5 million to **€460.5 million** (+0.3% including labour costs). Total television costs, including labour costs and amortisations, registered a slight increase of 2.5%, the lowest level recorded in the last five years.

- thanks to an increase in revenues and containment in operating costs **gross operating profit** for the period **(Ebitda) grew by €15.9 million** rising from €977.2 million in the first nine months of 2002 to **€993.1 million** for the same period this year.

- **operating profit (Ebit)** came to **€416.6 million** compared with the €412.2 million of 2002, **an increase of €4.4 million** (+1.1%).

- **pre tax profit grew by 13.3%,** from €334,3 million in the first nine months of 2002 to **€378.8 million** this time.

- in the first nine months of the year, **investments in television rights fell** from the €401.3 million of the first nine months of 2002 to **€377.9 million** for the same period of 2003.

Spain

- in the first nine months of 2003 the **consolidated net revenues** generated by the Telecinco Group came to **€425,4 million**, **an increase of 8.5**%, compared with the same period of the previous year.

- in the first nine months of 2003, **gross operating profit** grew by **€39.8 million (+20.7%)** reaching **€232,0 million**.

- compared with the first nine months of the previous year, there was **a 7.0% reduction in overall costs** for the Telecinco Group, including all components related to labour costs and amortisations and depreciations.

- thanks to this performance, Telecinco's **operating profit** more than doubled, reaching **€101.5 million** compared with the €43.9 million in the first nine months of 2002, **an increase of €57.6 million**.

- **pre-tax profit rose to €102.6 million** compared with the €44.9 million of the first nine months of 2002 **(+128%)**.

Forecast for the year

On the basis of currently available information concerning the trends in advertising sales and television costs for the two countries, it is reasonable to predict for the current year an improved operating result compared with the previous year, also thanks to the contribution resulting from the consolidation of the Telecinco Group.

Italy

- advertising sales for the **first ten months** of the year (January-February) show **an increase of 3.8%.** Given this result and initial indications for the last two months of the year, Publitalia could end the year with a percentage increase greater than that of the first ten months.

- in the **first ten months of 2003** Mediaset's channels achieved **prime time ratings** of **45.2%,** an **increase of 1.2%** compared with the same period of the previous year 2002 (44.0%).

  24-hour ratings were **44.2%** compared with 42.9% in the same period of the previous year **(+1.3%).**

  With a **share of 23.7% Canale 5 confirmed its position as Italy's most popular channel.**

Spain

- advertising sales for the **first ten months** of the year (January-February) show **an increase of 10.6%**. On the basis of forecasts for advertising sales in the last two months of the year, Publiespana is expected to record an increase in advertising revenues for 2003 in the region of 9%.

- also after ten months, **Telecinco** confirms the positive trends already recorded during the year, with an average **24-hour audience share of 23.1%**, compared with the 19.9% of the same period of 2002. Telecinco also strengthened its ratings leadership in the **commercial target** with a share of **24.3%** (23.2% in the first ten months of 2002).

Cologno Monzese, 11 November 2003

In € millions

Highlights from the consolidated income statement

31/12/2002		30/09/2003	30/09/2002
2,280.0	Revenues from sales and services	2,088.7	1,642.6
36.1	Other revenues and income	23.1	25.8
2,316.1	**Total consolidated net revenues**	**2,111.8**	**1,668.4**
300.2	Labour costs	280.5	228.7
662.3	Procurement, services and other costs	606.2	462.5
962.5	**Operating costs**	**886.7**	**691.2**
1,353.6	**Gross operating profit**	**1,225.1**	**977.2**
795.1	Amortisations and depreciations	707.0	565.0
558.5	**Operating profit before amortisation of goodwill of Telecinco**	**518.1**	**412.2**
-	Amortisation of goodwill Telecinco	32.4	-
558.5	**Operating profit**	**485.7**	**412.2**
(5.7)	Financial income /(charges)	(1.4)	(23.1)
(47.8)	Income/(charges) from investments	(23.3)	(56.8)
505.0	**Profit before extraordinary items**	**461.0**	**332.3**
(7.9)	Extraordinary income/(charges)	(12.0)	(0.5)
497.1	**Pre-tax profit**	**449.0**	**331.8**
-	Pre tax minority interest profit	(49.3)	-

Highlights from the consolidated balance sheet

In € millions

31/12/2002		30/09/2003	30/06/2002
1,834.0	Television rights	1,923.8	1,906.0
443.4	Other tangible/intangible assets	597.1	577.4
-	Financial assets	310.9	321.9
470.3	Net working capital & other assets/liabilities	191.7	187.6
(7.7)	Severance indemnity reserve	5.7	266.2
(100.5)	**Net invested capital**	(106.5)	(104.8)
2,639.5	Television rights	**2.922.7**	**3,154.3**
(170.8)	**Net financial position**	**(71.8)**	**(314.4)**
2,467.2	**Shareholders' equity**	2,619.6	2,613.1
1.5	Minority interest	231.3	226.8
2,468.7	**Shareholders' equity and minority interest**	**2,850.9**	**2,839.9**

Highlights from the consolidated income statement

In € millions

31/12/2002		Third quarter 2003	Third quarter 2002
2.280.0	Revenues from sales and services	480.0	359.6
36.1	Other revenues and income	5.4	7.2
2.316.1	**Total consolidated net revenues**	**485.4**	**366.8**
300.2	Labour costs	88.9	71.1
662.3	Procurement, services and other costs	164.9	118.7
962.5	**Operating costs**	**253.8**	**189.8**
1.353.6	**Gross operating profit**	**231.6**	**177.0**
795.1	Amortisations and depreciations	207.8	177.8
558.5	**Operating profit before amortisation of goodwill of Telecinco**	**23.8**	**(0.8)**
-	Amortisation of goodwill Telecinco	10.8	-
558.5	**Operating profit**	**13.0**	**(0.8)**
(5.7)	Financial income /(charges)	0.3	(12.2)
(47.8)	Income/(charges) from investments	(1.8)	(13.0)
505.0	**Profit before extraordinary items**	**11.5**	**(26.0)**
(7.9)	Extraordinary income/(charges)	(0.7)	0.6
497.1	**Pre-tax profit**	**10.8**	**(25.4)**
-	Pre tax minority interest profit	(4.6)	-

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

MEDIASET: AGREEMENT WITH ICE FINANCE FOR TELECINCO

Mediaset and ICE Finance, that respectively hold 52% and 10% of the share capital of Gestevision Telecinco S.A. and Publiespana S.A., have modified the terms of the agreement reached in August 2002 and valid until 31 December 2007.

Under the new agreement:

- Mediaset will maintain the pre-emption right on the stake of ICE Finance;
- ICE Finance will maintain a put option with Mediaset for its stake, at a price that has been fixed at €222.5 million (in the previous agreement the price was defined as: "the higher between the market value established by an independent evaluation and €200 million");
- Mediaset has a call option on the stake of ICE Finance at a price of €222.5 million.

Cologno Monzese, 13th November 2003

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Publiespana, the advertising sales company of the Telecinco Group, forecasts full-year growth in 2003 advertising revenues of 10.5% compared with the previous year.

This result compares extremely favourably with estimated overall growth in the Spanish advertising market of between 1% and 2% and in the Spanish TV advertising market as a whole of between 3.5% and 4.5%.

Cologno Monzese, 28 November 2003

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Giuliano Adreani, Managing Director of Mediaset, in a meeting with journalists at the Mediaset Convention in Montecarlo, has announced that the advertising sales company Publitalia foresees an estimated 6.5% increase in year-end advertising revenues for 2003 compared with 2002.

Cologno Monzese, 2 December 2003

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

Giuliano Adreani, Managing Director of Mediaset, in a meeting with analysts and Italian Investors taking place today in Milan, has announced that the advertising sales company Publitalia expects an estimated increase between 8 and 10% in January advertising revenues for 2004 compared with 2003.

Regarding Telecinco, Mr. Adreani announced that Publiespaña, the Spanish broadcaster's exclusive advertising sales company, expects a growth in advertising revenues for the month of January 2004 between 14 and 15% compared to the same period of 2003.

Cologno Monzese, January 23rd, 2004

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

TELECINCO: SHAREHOLDERS AGREE TO LISTING BY END 2004

Mediaset, Vocento, Dresdner Bank and Ice Finance, the shareholders of Telecinco, today signed an agreement to launch the project that will lead to a listing of the company on the Madrid stock exchange before the end of 2004.

The respective stakes of the shareholders are as follows: Mediaset 52%, the Spanish publishing group Vocento (formerly Correo) 13%, Germany's Dresdner Bank 25% and the Netherlands-based investment fund Ice Finance 10%.

Cologno Monzese, 17 March 2004

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

PUBLITALIA ANNUAL RESULTS 2003

Revenues up by 6.5% for Mediaset channels

A meeting was held today, under the Chairmanship of Giuliano Adreani, of the Board of directors of Publitalia '80 S.p.A. (the exclusive advertising sales arm of Mediaset), to examine and the annual report for 2003.

Publitalia ended 2003 with **an increase in advertising revenues** of **6.5%** for Mediaset channels, a markedly improved result, on a comparable basis, both compared with the total advertising market (+2.8%) and with the television sector (+4.4%).

Total **gross revenues** for the sale of advertising space in 2003 came to **€2,655 million,** while **operating costs**, that totalled €132.3 million, remained in line with those of the previous year.

Profit after taxes came to €73.1 million, an increase of 12.8% compared with 2002.

Cologno Monzese, 18 March 2004

PRESS RELEASE

Mediaset Group: Consolidated 2003 Results

Net revenues: €3,070 million

Operating profit: €820.8 million

Net profit: €369.7 million

Operating profitability: 26.7%

Proposed dividend of €0.23 per share

Advertising Revenues and Ratings grow in both Italy and Spain

ITALY

Publitalia's TV advertising revenues: €2,630.4 million (+6.5%)

Mediaset channels achieve absolute prime time leadership (45.0%)

SPAIN

Publiespana's TV advertising revenues: €633.5 million (+11.7%)

Telecinco remains Spain's most popular commercial channel (21.4%)

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2003.

The results of the year 2003 reflect the excellent performances of the television core business in the two main geographic areas of activity (Italy and Spain). Both the Mediaset channels and Telecinco were able to achieve both their advertising and ratings objectives.

In particular, the Mediaset channels recorded an increase in advertising sales that confirmed the growth trend that began in the second quarter.

Publitalia 80' television advertising sales for Mediaset channels reached **€2.630,4 million** an **increase of 6.5%** compared with the previous year. The company also significantly outperformed the market which in 2003, according to Nielsen estimates, grew by 4.9%.

The excellent **ratings** achieved by Mediaset constituted a formidable driver of the performance in advertising sales.

The overall result for **Mediaset channels**, the average recorded every day over **24 hours**, resulted in the highest ratings in recent years: **44.0% an increase of 1.1 points** compared with the already outstanding results of 2002 (42.9%).

Overall **Prime Time** ratings for the three channels established **a new record**: a **45.0% share** which, for the first time, saw total Mediaset ratings overtake those of Rai (44.6%).
In particular, considering the **commercial target in the 15-64 age range**, that of most interest to advertisers, Mediaset **further increased the gap** with Rai: **46.4%** against 43.0%.

In terms of the performance of single channels **Canale 5 confirmed its position as Italy's most popular channel** with a **23.9% share** (Rai 1 23.0%). For the first time ever **Italia 1 was the clear third most watched channel** with a **12.4%** share (Rai 2 11.7%) and **Retequattro achieved its best result in the last ten years with a 8.7%** share.

The **Telecinco Group** also recorded excellent performances during 2003. In particular, **advertising sales grew** at the decidedly sustained rate of **11,7%** compared with 2002, markedly above the average for the Spanish television market (+6,6%).

There was also an increase in **24 ore** ratings that rose to **21.4%** (20.2% in 2002). In **prime time** Telecinco saw a clear jump in its share to **22.3%** (1.7 points more than in 2002), consolidating the company's leadership among commercial broadcasters and closing the gap with the state broadcaster TVE 1, that saw a decline in ratings compared with 2002. The indisputable leadership in the **commercial target** was further strengthened at **24.5%** compared with 23.6% in 2002.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The following results give a brief overview of the Group's performance in 2003:

- **Consolidated net revenues** came to **€3,070.0 million**, of which €646.0 million from the consolidation of the Telecinco Group, **an increase of 32.5%** on the €2,316.1 million of the previous year.

- **Operating profit (Ebit)** before the amortisation of the goodwill from Telecinco was **€820.8** million comapred with €558.5 million in 2002, **an increase of 47.0%.**

- Operating profit as a proportion of total consolidated revenues **(operating profitability)** saw a significant rise to **26.7%** (24.1 % in 2002).

- **Pre-tax profit** and third party interests showed **an increase of 35.8%** reaching **€675.1 million** compared with the €497.1 million of last year.

- **Net profit grew by 2,1%** from the €362.0 million of 2002 to **€369.7 million** for 2003.

- The Group's **consolidated net financial position** went from -€170,8 million at 31 December 2002 to **-€199.3 million** at 31 December 2003, including the €252.1 million net liquidity of the Telecinco Group. It should be noted that the net financial position for 2003 includes the payment of €276 million for the acquisition of an additional 12% of the share capital of Telecinco and Publiespana.
  In 2003 the Group's characteristic **cash generation**, net of equity investments and dividend payouts, **came to around €411,6 million**. Net of the Telecinco Group's contribution of €138.0 million , the Group's cash generation, on a comparable basis, was €273.6 million, a marked increase on the figure for the previous year of around €220 million .

ANALYSIS OF RESULTS BY GEOGRAPHICAL AREA

It should be noted that the 2003 results are affected by the total consolidation of the companies of the Telecinco Group of which Mediaset, from this year, is the majority shareholder with a 52% stake. For a like-for-like analysis, the following figures indicate the television businesses of the two countries. For Telecinco the figures for 2002 are the pro-forma consolidated data.

Italia

- the **consolidated net revenues** of the Group's activities in Italy in 2003 recorded **an increase of 4.7%** compared with the previous year, rising from €2,316.1 million to **€2,424.9 million**.

- **total television costs** (cost of labour + TV operating costs + rights amortisations) showed a contained increase at +1.1%, confirming the achievement of the efficiency objectives established in 2002. Total costs, including also the other domestic activities, (€1.757,6 million of 2002 compared €1.774,8 million of 2003) went up by 1.0% from the, well below the rate of annual inflation.

- **operating profit (Ebit)** came to **€650.1 million** compared with the €558.5 million of 2002, **an increase of €91,6 million** (+16.4%).

- **pre-tax profit grew by 13.4%**, from the €482.8 million of 2002 to **€547.3 million**. This result was affected by the total writedown of Mediaset's 19.5% stake in Albacom. The telecoms company which, in the nine months of the current fiscal year recorded an improvement in its characteristic management accounts compared with 2002, made a number of extraordinary writedowns on the basis of an ongoing review of the company's prospects.

- **Net profit** totalled **€349.2 million** compared with €347.7 million for 2002.

Spain

- in 2003 the **consolidated net revenues** generated by the Telecinco Group came to **€646,0 million**, **an increase of 10.0**%, compared with the previous year.
- the **total costs** of the Telecinco Group, including components related to labour costs, amortisation and depreciations, recorded an extremely contained increase of 2.4%, from the €464.0 million of 2002 to **€475.3 million** for 2003.
- there was a marked increase in Telecinco's **operating profit** which came to **€170.7 million** compared with the €123.3 million of 2002, **an increase of €47.4 million** .
- **pre-tax profit rose to €171.0 million** compared with the €121.3 million of the previous year.
- **Net profit** rose from the €85.9 million of 2002 to **€122.6 million** for 2003.

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company, Mediaset S.p.A., ended the year 2003 with a **net profit of €175.1 million**, after amortisations and depreciations for €101.1 million and making reserves for income tax of €99.2 million.

The Board of Directors agreed to propose to the Company's Annual General Meeting, to be held on April 27, a **dividend of €0.23 per share (+9.5%)**.
The dividend will be payable from 27 May 2004, with coupons available from May 24 2003 (Coupon N°. 8).

FORECAST FOR THE YEAR

On the basis of currently available information concerning the trends in advertising sales for the two countries, it is reasonable to predict for **the first part of 2004** an improvement in both operating profitability and cash generation compared with 2003.
Over the full year, in the absence of precise indications regarding trends in the advertising market, the Group aims to maintain its efficiency objectives, both in terms of television costs and in investments in rights, and to safeguard the high level of operating profitability achieved in 2003.

Italy

- **Advertising sales for Mediaset channels** in the first two months of 2004 showed an **increase of 7.2%.** This performance confirms the consolidation of the recovery in the television advertising market that began in the second half of 2003.

- In the guarantee period (from 25 January to 20 March 2004,) Mediaset channels maintained their **leadership in the early evening with a 45.7%,** share. Leadership was also confirmed over the 24-hours at 44.6%. But the **most significant first place** concerns the **commercial target** (15-64 year-olds): where in **the early evening** Mediaset reaches a **share of 47.4%** ; over the 24-hours Mediaset's share is 46.3%.

- During 2004 the Group will continue its investment activities aimed at further extending coverage for the offer of new content and services in the context of the process of conversion to a digital terrestrial broadcast system.

Spain

- **Advertising sales for Telecinco** for the first two months of the year 2004 **grew by 24.6%** compared with the same period of 2003.

- **Telecinco** also confirmed in the first part of the year 2004 (from 1 January to 15 March 2004), the positive ratings recorded in 2003 with **an average 24-hour share of 22%,** an increase on the 21.2% of the same period of 2003.
  In **Prime Time, with a record share of 23.9%,** Telecinco is **Spain's leading TV commercial channel.**
  The company also strengthened its ratings leadership in the **commercial target** with a share **of 25%** .

Cologno Monzese, 23 March 2004

Highlights from the consolidated income statement

In €m

	2003	2002
Revenues from sales and services	3,029.3	2,280.0
Other revenues and income	40.7	36.1
Total consolidated net revenues	**3,070.0**	**2,316.1**
Labour costs	379.5	300.2
Procurement, services and other costs	901.8	662.3
Operating costs	**1,281.3**	**962.5**
Gross operating profit	**1,788.7**	**1,353.6**
Amortisations and depreciations	967.9	795.1
Operating profit before amortisation of goodwill of Telecinco	**820.8**	**558.5**
Amortisation of goodwill Telecinco	43.2	-
Operating profit	**777.6**	**558.5**
Financial income /(charges)	(6.2)	(5.7)
Income/(charges) from investments	(84.3)	(47.8)
Profit before extraordinary items	**687.1**	**505.0**
Extraordinary income/(charges)	(12.0)	(7.9)
Pre-tax profit	**675.1**	**497.1**
Income taxes	(246.5)	(135.0)
Profit for the period	**428.6**	**362.1**
Minority interest (profit)/loss	(58.9)	(0.1)
Profit for the Mediaset Group	**369.7**	**362.0**

Highlights from the consolidated balance sheet

In €m

	31/12/2003	31/12/2002
Television rights	1,923.6	1,834.0
Other tangible/intangible assets	563.1	443.4
Difference from the consolidation of Telecinco	300.3	-
Financial assets	136.0	470.3
Net working capital & other assets/liabilities	215.7	(7.7)
Severance indemnity reserve	(106.9)	(100.5)
Net invested capital	**3,031.8**	**2,639.5**
Net financial position	**(199.3)**	**(170.8)**
Shareholders' equity and minority interest	**2,832.5**	**2,468.7**

GRUPPO MEDIASET
MEDIASET

RECEIVED
2004 JUN 24 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

AGM and Extraordinary Shareholders' Meeting 27 April 2004

2003 RESULTS APPROVED

Net revenues: €3,070 million

Operating profit: €820.8 million

Net profit: €369.7 million

Operating profitability: 26.7%

Dividend of €0.23 per share (+9,5%)

First three months 2004

Italy

Publitalia's TV advertising revenues: + 8.1%

Ratings above expectations:

Mediaset channels prime time and 24-hour leaders

Spain

Telecinco's net revenues: + 21.6%

Telecinco Spain's most popular Prime Time channel

The annual General Meeting of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the consolidated annual report of the Mediaset Group for the year ended 31 December 2003.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The following results give a brief overview of the Group's performance in 2003:

- **Consolidated net revenues** came to **€3,070.0 million**, of which €645.1 million from the consolidation of the Telecinco Group, **an increase of 32.5%** on the €2,316.1 million of the previous year.

- **Operating profit (Ebit)** before the amortisation of the goodwill from Telecinco was **€820.8** million compared with €558.5 million in 2002, **an increase of 47.0%.**

- Operating profit as a proportion of total consolidated revenues **(operating profitability)** saw a significant rise to **26.7%** (24.1 in 2002).

- **Pre-tax profit** and third party interests showed **an increase of 35.8%** reaching **€675.1 million** compared with the €497.1 million of last year.

- **Net profit grew by 2,1%** from the €362.0 million of 2002 to **€369.7 million** for 2003.

- The Group's **consolidated net financial position** went from -€170,8 million at 31 December 2002 to **-€199.3 million** at 31 December 2003, including the €251.1 million net liquidity of the Telecinco Group. It should be noted that the net financial position for 2003 includes the payment of €276 million for the acquisition of an additional 12% of the share capital of Telecinco and Publiespana.
  In 2003 the Group's characteristic **cash generation**, net of equity investments and dividend payouts, **came to around €411.6 million**. Net of the Telecinco Group's contribution of €138.0 million, the Group's cash generation, on a comparable basis, was €27.6 million, a marked increase on the figure for the previous year of around €220 million.

RESULTS OF THE PARENT COMPANY: MEDIASET S.p.A.

The parent company, Mediaset S.p.A., ended the year 2003 with a **net profit of €175.1 million**, after amortizations and depreciations for €101.1 million and making reserves for income tax of €99.2 million.

The Annual General Meeting resolved to distribute to the shareholders a **dividend of €0.23 per share**, as suggested by the Board of Directors. The dividend will be payable from 27 May 2004, with coupons available from May 24 2004 (Coupon N°. 8).

PURCHASE AND USE OF COMPANY SHARES

Having accepted the proposals put forward by the Board of Directors, the Shareholders' Meeting resolved:

- to authorise the Board of Directors to purchase up to a maximum of 70,000,000 (seventy million) of Company shares with a par value of €0.52 each (equal to 5.92% of the current share capital), up to the approval of the financial Statements as of 31 December 2004 and in any case for a period not exceeding 18 months from the date of the resolution of the Shareholders' Meeting.

The purchase of the shares, which should be bought on the Stock Exchange, must be made for a price not more than 20% above and not less than 20% below the official trading price registered on the Stock Exchange on the day before each individual purchase operation.
The share purchases will not be utilised as a means of reducing the Company's share capital.

- to authorise the Board of Directors to dispose of the purchased shares and to carry out share transfers, including exchanges. The sale of shares will be carried out either on the Stock Exchange or outside the Stock Exchange at a price not less than 90% of the official trading price registered on the Stock Exchange on the day preceding each individual operation. The authorisation referred to in this point is granted without any form of time limit.
- to confirm the Board of Directors with the authorisation, in accordance with art. 2357, paragraph 3 of the Civil Code, to dispose of Company shares either purchased as a result of the present resolution or already held in the portfolio to employees of the Company, its subsidiaries or the parent company should these same employees exercise their option to purchase shares, in accordance with the regulations approved by the Shareholders' Meeting of 20 April 2000 regarding the introduction of a Stock Option Plan for 2000/2002. The authorisation referred to in this point is granted without any form of time limit.
- to confirm the Board of Directors with the authorisation, in accordance with art. 2357, paragraph 3 of the Civil Code, to dispose of Company shares of the either purchased as a result of the present resolution or already held in the portfolio to employees of the Company, its subsidiaries or the parent company should these same employees exercise their option to purchase shares. The authorisation referred to in this point is granted without any form of time limit.

STATUTE MODIFICATIONS

During an extraordinary meeting, the Shareholders also passed resolution on a series of modifications to the company statute in line with both recent changes introduced by Legislative Decree of 17 January 2003 and subsequent modifications and the changes in rules particularly regarding the calling, management and functioning of corporate boards, maintaining the current traditional system of governance,

FORECAST FOR THE YEAR

Italy

- **Advertising sales for Mediaset channels** in the first three months of 2004 showed an **increase of 8.1%.** This performance confirms the consolidation of the recovery in the television advertising market that began in the second half of 2003.

- In the first three months of the year Mediaset channels achieved ratings results that were better than expectations. To 24 April in the early evening slot the three channels were leaders with a 45%, share (vs. 44.6% for Rai). The advantage was greater if the guarantee period is considered (from 25 January to 24 April) where the figures were: Mediaset 45.4% - Rai 44.3%.

Spain

- **Telecinco's net revenues** for the first three months of the year 2004 **grew by 21.2%** compared with the same period of 2003.

- **Telecinco** also confirmed in the first part of the year 2004 (from 1 January to 31 March), the positive ratings recorded in 2003 with **an average 24-hour share of 22.1%**.
  In **Prime Time, with a record share of 23.9%** Telecinco is **Spain's leading TV channel**.
  The company also strengthened its ratings leadership in the **commercial target** with a share of **28.3% in prime time** and **25.2% in the 24-hour**

Cologno Monzese, 27 April 2004

Highlights from the consolidated income statement (*)

In €m

	2003	2002
Revenues from sales and services	3,029.3	2,280.0
Other revenues and income	40.7	36.1
Total consolidated net revenues	**3,070.0**	**2,316.1**
Labour costs	379.5	300.2
Procurement, services and other costs	901.8	662.3
Operating costs	**1,281.3**	**962.5**
Gross operating profit	**1,788.7**	**1,353.6**
Amortisations and depreciations	967.9	795.1
Operating profit before amortisation of goodwill of Telecinco	**820.8**	**558.5**
Amortisation of goodwill Telecinco	43.2	-
Operating profit	**777.6**	**558.5**
Financial income /(charges)	(6.3)	(5.7)
Income/(charges) from investments	(84.9)	(47.8)
Profit before extraordinary items	**687.1**	**505.0**
Extraordinary income/(charges)	(12.0)	(7.9)
Pre-tax profit	**675.1**	**497.1**
Income taxes	(246.5)	(135.0)
Profit for the period	**428.6**	**362.1**
Minority interest (profit)/loss	(58.9)	(0.1)
Profit for the Mediaset Group	**369.7**	**362.0**

Highlights from the consolidated balance sheet

In €m

	31/12/2003	31/12/2002
Television rights	1,923.6	1,834.0
Other tangible/intangible assets	563.1	443.4
Difference from the consolidation of Telecinco	300.3	-
Financial assets	136.0	470.3
Net working capital & other assets/liabilities	215.7	(7.7)
Severance indemnity reserve	(106.9)	(100.5)
Net invested capital	**3,031.8**	**2,639.5**
Net financial position	**(199.3)**	**(170.8)**
Shareholders' equity and minority interest	**2,832.5**	**2,468.7**

GRUPPO MEDIASET
MEDIASET

Press Release

Mediaset Group's Q1 2004 Results

At consolidated level

Net revenues: €850.7 million

Operating profit: €274.2 million

Pre-tax profit: €274.1 million

Advertising revenues and TV ratings

Italy

TV advertising revenues Publitalia: +8.1%

Mediaset channels confirm Prime Time leadership

Spain

TV advertising revenues Publiespana: +21.2%

Telecinco is Spain's number one Prime Time channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the management's report on the Mediaset Group's results for the 1st quarter of 2004.

The results achieved by the Group in the first three months of the year reflect the excellent start to the TV season in the two countries of activities (Italy and Spain) both in terms of advertising revenues and audience ratings.

In particular, in Italy, **Publitalia 80's advertising revenues** for Mediaset channels in the first half of 2004 grew by **8.1%** reaching **€748.5 million,** against the €692.6 million of the same period of the previous year.

The Mediaset channels also had **excellent ratings** during the period.
In Prime Time (from 4 January to 3 April) the three channels had a combined **share of 45.1%** confirming Mediaset's leadership in Italy.
This leadership was reinforced in the 15-64 age-range, the so-called **commercial target**, which is of most interest to advertisers: Mediaset's overall rating in the early evening slot reached **46.5%**.

The **Telecinco Group** also achieved excellent results in the first quarter of 2004. **Advertising sales** saw sustained growth, with an increase of **21.2%** on the same period of the previous.
Ratings also grew in the period. In **Prime Time** Telecinco **is Spain's leading channel with a 23.9% share** (22.5% in Q1 2003). Over the **24-hour** period, Telecinco achieved a share of **22.1%** (21.4% in Q1 2003) consolidating the company's leadership among commercial television operators and closing the gap with the state broadcaster TVE 1, that saw a decline compared with the same period of last year.
In the **commercial target** Telecinco strengthened its undisputed leadership in **prime time (28.3%)** and in the **24-hour** period **(25.2%)**.

CONSOLIDATED FINANCIAL HIGHLIGHTS

The Group's performance in the first three months of 2004 can be summarised as follows:

- **consolidated net revenues** came to **€850.7 million** compared with €777.1 million in the first quarter of 2003 **(+ 9.5%)**
- **operating profit (Ebit)** was **€274.2 million, an increase of 31.4%,** net of amortizations and depreciations for a total of €220.6 million
- there was a **significant improvement in operating profitability**, or operating profit as a proportion of consolidated net revenues, to **32.2%**, compared with the 26.8% of Q1 2003.
- **pre-tax profit** came to **€274.1 million** recording **an increase of 43.4%** on the €191.1 million of the same period of 2003, also thanks to the improvement in the results from shareholdings and financial management. Net of minority interest, this result was equal to €246.1 million and is the Group's best ever first quarter result.
- the Group's **net financial position** went from –€199.3 million at 31 December 2003 to **+€215.9 million** at 31 March 2004. In the first quarter the Group's characteristic **cash generation** showed a marked increase reaching in **Italy €356.3 million** (€201.5 million in Q1 2003) and in **Spain €58.9 million** (€43.5 million in Q1 2003).

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- the **consolidated net revenues** of the Group's activities in Italy in the first quarter of 2004 grew by **6.7%** compared with the same period of the previous year, rising from €634.8 million to **€677.6 million**.

- **total television costs** (labour costs + TV operating costs + amortization of TV rights), showed **a reduction of 1.2%** compared with 2003, confirming the achievement of the efficiency objectives established in 2002.
  Total costs, including other domestic activities, showed a marginal growth of 1.3%, from €443.3 million in the first quarter of 2003 to **€449.5 million** in the first three months of 2004.

- **Operating profit (Ebit) grew by 19.1%** reaching **€228,1 million** compared to the €191.5 million of Q1 2003.

- **Pre-tax profit** recorded an **increase of 30.6%** rising from €173.6 million in Q1 2003 to **€226.7 million** in the first quarter of 2004.

Spain

- In the first three months of 2004 the **consolidated net revenues** generated by the Telecinco Group came to **€173.2 million**, **an increase of 21.7**%, compared with the same period of the previous year.

- The Telecinco Group's **total costs**, including components linked to labour costs, amortizations and depreciations, showed **extremely limited growth of 1.7%,** from the €114.4 million of Q1 2003 to €116,4 million in the first quarter of 2004.

- Telecinco's **operating profit** more than doubled from the €27.9 million of Q1 2003 to **€56.8 million** in the first quarter of the current year.

- **Pre-tax profit came** to **€58.1 million** compared with the €28.3 million of the first quarter of 2003.

FORECAST FOR THE YEAR

- In the first four months of 2004 **advertising sales** for the Mediaset channels grew by **8.5%** compared with the same period of 2003. In the same period also in Spain advertising sales confirmed the positive trend seen in the first quarter. On the basis of these performances expectations for the period and the full year are for an improvement, both in terms of operating profitability and cash generation.

- The positive performance in ratings was also confirmed over the first four months. In particular, up to 8 May 2004, **in the 24-hour period Mediaset** improved its ratings from the 44.0% of the first quarter of 2003 to **44.3%**, strengthening its leadership; in **Prime Time** the Mediaset channels achieved **44.9%**, also in this case confirming its leadership position in the Italian TV market.
  Results were even better in the **guarantee period**: from 25 January to 8 May (excluding the week of the Sanremo Festival) Mediaset channels recorded a **44.7% share in the 24-hour period** and **45.2% in Prime Time**.
  Leadership was reinforced in the **commercial target** 15-64 age group: Mediaset's overall ratings in the **24-hour** reached **46.0%** and in the **early evening** rose to **46.6%**.

  In the first four months of 2004 **Telecinco** recorded the best ratings results of the last seven years and confirmed its position as **Spain's leading Prime Time** channel with a **23.6% share.** Ratings also grew in the **24-hour period**: reaching a 22.2% share.
  In the same period Telecinco consolidated its **absolute leadership** in the **commercial target** where it recorded a 24-hour share of 25.3% and a Prime Time share of 28%.

Cologno Monzese, 11 May 2004

Highlights from the consolidated income statement

In € millions

2003		Q1 2004	Q1 2003
3.029,3	Revenues from sales and services	841.1	771.0
40,7	Other revenues and income	9.6	6.1
3.070,0	**Total consolidated net revenues**	**850.7**	**777.1**
379,5	Labour costs	97.6	93.7
901,8	Procurement, services and other costs	258.3	215.4
1.281,3	**Operating costs**	**355.9**	**309.1**
1.788,7	**Gross operating profit**	**494.8**	**468.0**
967,9	Amortizations and depreciations	209.8	248.6
820,8	**Operating profit before amortisation of goodwill of Telecinco**	**285.0**	**219.4**
43,2	Amortisation of goodwill Telecinco	10.8	10.8
777,6	**Operating profit**	**274.2**	**208.6**
(6,2)	Financial income /(charges)	2.7	(6.0)
(84,3)	Income/(charges) from investments	(2.3)	(11.0)
687,1	**Profit before extraordinary items**	**274.6**	**191.6**
(12,0)	Extraordinary income/(charges)	(0.5)	(0.5)
675.1	**Pre-tax profit**	**274.1**	**191.1**
(58,9)	Pre tax minority interest profit	(28.0)	(13.6)

Highlights from the consolidated balance sheet

In € millions

31/12/2003		31/03/2004	31/03/2003
1.923,6	Television rights	1,921.9	2,027.2
563,1	Other tangible/intangible assets	535.1	565.3
300,3	Change in consolidation net of Telecinco	289.5	332.6
136,0	Financial assets	137.8	194.8
215,7	Net working capital & other assets/liabilities	59.5	(100.6)
(106,9)	Severance indemnity reserve	(108.8)	(102.5)
3.031,8	**Net invested capital**	**2,835.0**	**2,916.8**
(199,3)	**Net financial position**	**215.9**	**(59.5)**
2.591,6	**Shareholders' equity**	2,837.6	2,644.6
240,9	Minority interest	213.3	212.7
2.832,5	**Shareholders' equity and minority interest**	**3,050.9**	**2,857.3**

GRUPPO MEDIASET MEDIASET

Press Release

Publitalia has estimated growth in advertising sales for Mediaset's three channels over the first six months of 2004 at between 8,5% and 9%.

Cologno, 24 May 2004

Report on operations in the first quarter of 2002

2002

GR MEDIASET

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milano

Share capital EUR 614,238,333.28 wholly paid-in.

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Board of directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Tarak Ben Ammar
		Marina Berlusconi
		Pasquale Cannatelli
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Gilberto Doni
		Bruno Ermolli
		Adriano Galliani
		Marco Giordani
		Alfredo Messina
		Jan Mojto
	(*)	Gina Nieri
		Roberto Ruozi
	(*)	Claudio Sposito

Board of statutory auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

CONTENTS

Report on operations in the first quarter of 2002

Dear Shareholders,

In the first quarter of 2002, the Group heading your company achieved the following results: consolidated net revenues amounted to EUR 633.6, compared to EUR 672.1 million in the first quarter of 2001 (-4.1% net of the effect arising, in the first quarter of 2001, from the proportional consolidation of the Epsilon Group), EBITDA amounted to EUR 384.9 million compared to EUR 411.4 million in the first quarter of 2001. Gross operating profitability (60.7%) remained substantially at the same level of the same period of 2001 (61.2%); EBIT amounted to EUR 196.4 million (compared to EUR 243.5 million achieved in the first quarter of 2001), after amortisation, depreciation and write-downs amounting to EUR 188.5 million (EUR 167.9 million in the same period of the previous year); EBT amounted to EUR 180.6 million, compared to EUR 214.5 million of the first quarter of 2001.

The economic results recorded during the first quarter of 2002 show that advertising revenues and television costs are in line with period objectives.

Advertising revenues on Mediaset networks from third party customers recorded, in the first three months of the year, a decrease limited to 3.2%; in spite of this reduction, the result should be seen positively, since it is better than the one expected for the domestic market of reference and because, in the same period of 2001, exceptionally positive growth had been achieved (+6.1% compared to the first quarter of 2000). Although the generally weak situation in the Italian television advertising market has continued into the first months of 2002, it is not as negative as in the last part of 2001 and compares favourably with the performance of the corresponding main European markets. In particular, the trend of advertising investment regarding television in Italy in the first months of 2002, showed significant signs of recovery, with the return of some major investors belonging to the telecoms industry and the financial services. These signs, together with the recent development of the main trust indicators of consumers and companies, lead us to expect a generally more favourable situation for advertising investments starting from the second half of the year.

During the first quarter of 2002, overall television costs of the Mediaset group grew in a very limited way (+4.1%), far less than during the same period of the previous year (+7.7%). This growth should however be attributed almost exclusively to amortisation of rights, which is difficult to change and is a consequence of the high level of investments in previous years, carried out in order to protect and preserve in the medium term the competitive advantage coming from the exclusive availability of contents for television broadcasting. If we do not consider the item regarding amortisation, depreciation and write-downs and personnel expenses, television operating costs decreased, in the same period, by 5.3% , a trend that reflects cost efficiency projects which have started in 2002. These initiatives will increase in number during the rest of the year, especially by means of already planned actions on summer and fall schedules, and will result in limited changes in overall television costs on an annual basis without impacting audience share objectives of the Mediaset networks. The objective of these actions is to preserve production quality and volumes in the schedule times offering highest commercial value, and to carry out a more extensive and targeted use of the existing self-produced drama and purchases library, while during the Day Time a greater use of re-editing of a few significant late afternoon or prime time productions is envisaged.

During the first quarter of 2002, Mediaset networks confirmed the positive trend of audience shares already recorded in 2001, with an audience share higher than 43%, in line with the publishing and commercial objectives of the season. This result was obtained by means of a better balance in audience shares between Canale 5, which nonetheless managed to maintain its leading nationwide position, and Italia 1 that considerably increased its shares, confirming to be the favourite network for young audiences.

Drafting criteria

According to the CONSOB deliberation no. 11971 of May 14, 1999, the economic and balance sheet information given below refers to the first quarter of 2002, the first quarter of 2001 and December 31, 2001.

In drafting the accounting situation, the same criteria used for preparing the balance sheet for the year and the consolidated balance sheet at 31 December 2001 were utilised. Tables have been prepared in order to be ensure continuity and comparability, and are homogeneous with those included in the Report on operations of the 2001 Half Year Report and the Annual Report at 31 December 2001.

The quarterly report has not been subject to an audit by the Independent Auditors.

Economic Results

A summary of the Mediaset Group income statement is set out below including, in 2001, the effect arising from the proportional consolidation of the Epsilon joint venture, which was excluded from consolidation as of the third quarter of 2001.

	Mediaset Group		
31/12/2001		**31/03/2002**	**31/03/2001**
(EUR millions)		**(EUR millions)**	
2,309.1	Sales of goods and services	628.3	666.7
42.0	Other revenues and income	5.3	5.4
2,351.1	**Total consolidated net revenues**	**633.6**	**672.1**
285.7	Personnel expenses	76.2	73.5
744.9	Purchases, services, other costs	172.5	187.3
1,030.6	**Operating costs**	**248.7**	**260.8**
1,320.5	**Gross operating profit (loss)**	**384.9**	**411.4**
733.3	Amortisation, depreciation and write-downs	188.5	167.9
587.2	**Operating profit (loss)**	**196.4**	**243.5**
(14.8)	Financial income/(charges)	(6.0)	(19.0)
(183.7)	Income/(charges) from equity investments	(10.1)	(10.0)
388.7	**Profit (loss) before extraordinary items**	**180.3**	**214.5**
29.4	Sundry and extraordinary income/(charges)	0.3	(0.1)
418.1	**Profit before taxation**	**180.6**	**214.5**

The effects on the income statement arising, in 2001, from the 50% consolidation of the Epsilon Group are shown below:

Mediaset Group - effects arising from the consolidation of the Epsilon Group			
31/12/2001 (EUR millions)		31/03/2002	31/03/2001 (EUR millions)
29.6	Sales of goods and services	-	11.4
(0.2)	Other revenues and income	-	(0.1)
29.4	**Total consolidated net revenues**	**-**	**11.3**
1.2	Personnel expenses	-	0.6
23.2	Purchases, services, other costs	-	9.3
24.4	**Operating costs**	**-**	**9.9**
5.0	**Gross operating profit (loss)**	**-**	**1.4**
4.0	Amortisation, depreciation and write-downs	-	2.1
1.0	**Operating profit (loss)**	**-**	**(0.7)**
(2.1)	Financial income/(charges)	-	(2.3)
(2.1)	Income/(charges) from equity investments	-	(1.1)
(3.2)	**Profit (loss) before extraordinary items**	**-**	**(4.0)**
-	Sundry and extraordinary income/(charges)	-	-
(3.2)	**Profit before taxation**	**-**	**(4.0)**

Here follows a summary of the Mediaset Group income statement net of the effects arising, in 2001, from the 50% proportional consolidation of the Epsilon Group:

Mediaset Group net of the effects arising from the consolidation of the Epsilon Group			
31/12/2001 (EUR millions)		31/03/2002	31/03/2001 (EUR millions)
2,279.5	Sales of goods and services	628.3	655.3
42.2	Other revenues and income	5.3	5.5
2,321.7	**Total consolidated net revenues**	**633.6**	**660.8**
284.5	Personnel expenses	76.2	72.9
721.7	Purchases, services, other costs	172.5	178.0
1,006.2	**Operating costs**	**248.7**	**250.9**
1,315.5	**Gross operating profit (loss)**	**384.9**	**409.9**
729.3	Amortisation, depreciation and write-downs	188.5	165.8
586.2	**Operating profit (loss)**	**196.4**	**244.1**
(12.7)	Financial income/(charges)	(6.0)	(16.7)
(181.6)	Income/(charges) from equity investments	(10.1)	(8.9)
391.9	**Profit (loss) before extraordinary items**	**180.3**	**218.6**
29.4	Sundry and extraordinary income/(charges)	0.3	(0.1)
421.3	**Profit before taxation**	**180.6**	**218.5**

The percentage impact on net revenues of some of the main elements in the income statement is as follows:

Mediaset Group (net of Epsilon Group) 31/12/2001	Mediaset Group 31/12/2001		Mediaset Group 31/03/2002	Mediaset Group 31/03/2001	Mediaset Group (net of Epsilon Group) 31/03/2002	Mediaset Group (net of Epsilon Group) 31/03/2001
100%	100.0%	**Consolidated net revenues**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
43%	43.8%	Operating costs	39.3%	38.8%	39.3%	38.0%
57%	56.2%	Gross operating profit	60.7%	61.2%	60.7%	62.0%
31%	31.2%	Amortisation, depreciation and write-downs	29.8%	25.0%	29.8%	25.1%
25%	25.0%	Operating profit	31.0%	36.2%	31.0%	36.9%
17%	16.5%	Profit before extraordinary items	28.5%	31.9%	28.5%	33.1%
18%	17.8%	Profit before taxation	28.5%	31.9%	28.5%	33.1%

It should be pointed out that, since revenues do not entirely match - especially advertising revenues (more concentrated in the first part of the year) - with operating costs (more evenly spread throughout the year), Mediaset Group results are highly seasonal. The result of this is a higher contribution of the first months of the year to the year's result, as was shown also by the results recorded during 2001.

Here follows an analysis of the single Mediaset Group income statement elements, including, in 2001, the share of results of the Epsilon Group.

Net revenues

31/03/2002	633.6
31/03/2001	672.1
% change	-5.7%

Mediaset Group net consolidated revenues decreased in the first quarter of 2002 over the same period of 2001 by EUR 38.5 million. On a like for like basis, i.e. net of the effect arising, in the first quarter of 2001, from the consolidation of the Epsilon Group, the decrease in net revenues is reduced to EUR 27.2 million, equal to a percentage change of -4.1%.

The following table contains details of revenues:

(EUR millions)

31/12/2001		31/03/2002	31/03/2001
2,043.4	Revenues from the sales of advertising slots	574.5	594.7
379.9	Revenues from television sales, promotions, sponsorships	108.6	110.6
2,423.3	**Advertising revenues from third parties**	**683.1**	**705.3**
28.4	Promoservice revenues	5.1	6.8
145.1	Other revenues from television operations	26.7	32.4
(362.4)	Agency discounts	(102.7)	(104.7)
2,234.4	**Total net revenues from television operations**	**612.2**	**639.8**
37.0	**Net revenues from multimedia operations**	**7.5**	**8.1**
50.3	**Total net revenues from non-television operations**	**13.9**	**12.9**
2,321.7	**Total consolidated net revenues from Italy**	**633.6**	**660.8**
35.9	Revenues 50% Epsilon Group	-	14.2
(6.5)	Write-offs	-	(2.9)
2,351.1	**Total consolidated net revenues**	**633.6**	**672.1**

In the first quarter of 2002, the decrease in consolidated net revenues is mainly attributable to the decrease in ***television revenues*** (-4.3%) especially with respect to advertising revenues.

In particular:

- ***advertising revenues*** from ***third parties*** amounted to EUR 683.1 million compared to EUR 705.3 million in the first quarter of 2001 (-3.2%). In particular, *revenues from the sale of commercials* decreased by 3.4% over the first quarter of the previous year; while *revenues from television sales, promotions and sponsorships* decreased by 1.8% over the first quarter of 2001;
- ***Promoservice revenues*** (- EUR 1.7 million over the first quarter of 2001) mainly refer to advertising sales in exchange for goods;
- ***other revenues from television operations*** showed a slight decrease of EUR 5.7 million, mainly attributable to the lower advertising revenues from some companies belonging to the Fininvest Group.

Net revenues from ***multimedia operations*** decreased slightly (- EUR 0.6 million) over the first quarter of 2001. This change is connected to the decrease in net advertising revenues from third party portals in concession (basically due to the abandonment, in 2001, of the concession on the *Excite* sites) while greater revenues were generated by Internet own operations and the distribution of theme channels made by Mediadigit.

Net revenues from non-television operations slightly increased over the first quarter of the previous year; the EUR 1.0 million increase is mainly attributable to Publitalia '80 S.p.A. revenues, for the sales of advertising space on billboards and posters and of sports sponsorships.

Operating costs

31/03/2002	248.7
31/03/2001	260.8
% change	-4.6%

The operating costs of the Mediaset group showed in the first quarter of 2002 an EUR 12.1 million decrease with respect to the first quarter of 2001. If we exclude the effect arising from the consolidation, in the first quarter of 2001, of the Epsilon Group we have, in like for like terms, operating costs which are lower by EUR 2.2 million (-0.9%).
The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

31/03/2002	76.2
31/03/2001	73.5
% change	3.7%

Personnel expenses of the companies belonging to the Mediaset group show, over the first quarter of 2001, a slight EUR 2.7 million increase; net of the effect arising from the consolidation, in the first quarter of 2001, of the Epsilon Group, this increase amounted to EUR 3.3 million (+4.5%).
The breakdown of this cost item shows a higher increase in percentage terms of Mediadigit multimedia operations, following the completion of the company's organisation, which took place in the second half of 2001 and includes the transfer of personnel following the purchase of Jumpy operations.

Workforce

The following table shows the number of employees of the Mediaset Group at March 31, 2002, without including the number of employees of the Epsilon Group:

31/12/2001	Number of employees including temporary staff	31/03/2002	31/03/2001
295	Managers	298	272
294	Journalists	297	307
616	Middle managers	625	607
3,130	Office staff	3,177	3,150
61	Manual workers	-	67
4,396	**Total**	**4,397**	**4,403**

31/12/2001	Average workforce including temporary staff	31/03/2002	31/03/2001
279	Managers	295	271
302	Journalists	298	305
614	Middle managers	628	607
3,124	Office staff	3,174	3,144
65	Manual workers	-	69
4,384	**Total**	**4,395**	**4,396**

Purchases, services and othercosts

31/03/2002	172.5
31/03/2001	187.3
% change	-7.9%

Purchases, services and other costs were EUR 14.8 million lower in the first quarter of 2002 than in the first quarter of 2001; net of the effect arising from the consolidation of the Epsilon Group in the first quarter of 2001, , the decrease amounted to EUR 5.5 million (-3.1%).

The decrease can be analysed as follows

(EUR millions)

31/12/2001		31/03/2002	31/03/2001
90.9	Selling costs	19.2	24.4
448.1	Television scheduling costs	115.9	117.9
30.2	Broadcasting costs	8.4	7.5
89.2	Overheads and other costs	12.7	15.2
658.4	**Total television costs**	**156.2**	**165.0**
31.3	Multimedia costs	6.6	5.0
32.0	Other non-television costs	9.7	8.0
721.7	**Purchases, services and other costs**	**172.5**	**178.0**
29.7	50% Epsilon Group costs	-	12.2
(6.5)	Write-offs	-	(2.9)
744.9	**Total purchases, services and other costs**	**172.5**	**187.3**

Television costs, in the first quarter of 2002, decreased by EUR 8.8 million (-5.3%) with respect to the first quarter of 2001. This trend can be attributed to lower *sales costs* (-EUR 5.2 million with respect to the first quarter of 2001, mostly correlated to lower revenues), as well as to lower scheduling costs (-EUR 2.0 million with respect to the first quarter of 2001) in line with the objectives of control of operational costs for the making of television products, established for the current year.

However, it is worth noting that overall television costs, including those elements connected to personnel expenses and amortisation and depreciation of rights and other fixed assets, net of the income generated from the sale of television rights, showed a modest 4.1% increase in the first quarter of 2002. This change was mainly attributable, as is described below, to the amortisation of television rights and is much lower than the +7.7% recorded in the same period of the previous year.

Operating costs regarding ***multimedia operations*** showed a limited EUR 1.6 million increase with respect to the first quarter of 2001, mainly arising from proprietary Internet operations concerning higher development costs for new sites and sections (among which *Tgcom* and *Tgfin*) that did not exist in the first quarter of 2001.

Other non-television costs increased by EUR 1.7 million over the first quarter of the previous year.

EBITDA

31/03/2002	384.9
31/03/2001	411.4
% change	-6.4%

EBITDA showed in the first quarter of 2002 a decrease of EUR 26.5 million with respect to the same quarter of the previous year. Its percentage rate on consolidated net revenues remained substantially unchanged (60.7% with respect to 61.2% in the first quarter of 2001).

EBIT

31/03/2002	196.4
31/03/2001	243.5
% change	-19.3%

The change in EBIT recorded in the first quarter of 2002 (-EUR 47.1 million) is also to be related to the overall amortisation, depreciation and write-downs that increased from EUR 167.9 million in the first quarter of 2001 to EUR 188.5 million in the first quarter of 2002. This increase (+ EUR 22.7 million, net of the effect of the consolidation of the Epsilon Group in 2001) is mainly attributable to higher amortisation generated by the television division (+ EUR 21.6 million), almost entirely connected to television rights. This change results from the growth in investments in recent years and includes the effect (that was still negligible in the first quarter of 2001) of the investment in self-produced serial drama started from the end of 2000.

Its percentage of consolidated net revenues is equal to 31.0% with respect to 36.2% in the same period of the previous year. It should also be noted that, on an annual basis, a result basically in line with that of the previous year is expected, by virtue of the forecast results in the second half of the year that, with respect to the same period of the previous year, will draw a greater benefit from cost containment effects and from a more favourable trend in advertising revenues.

Financial income/(charges)

31/03/2002	(6.0)
31/03/2001	(19.0)
EUR millions change	13.0

The improvement in this item over the first quarter of 2001 can be mainly attributed to a reduction in charges on exchange rates for EUR 5.5 million and the economic effect resulting from share stabilisation operations (at March 31, 2002,150,001 own shares were held) which, in the first quarter of 2002, generated an overall profit of EUR 0.4 million with respect to charges for EUR 7.4 million recorded in the first quarter of 2001.

It should also be noted that revenues generated from Group's liquid funds, for the part managed by SICAV ABS Finance Fund, are only calculated at year end.

Income/(charges) from investments

31/03/2002	(10.1)
31/03/2001	(10.0)
EUR millions change	(0.1)

This item shows the economic effect of the equity valuation of Albacom S.p.A. (19.5% shareholding), of the companies operating in the Spanish television market that belong to the Telecinco Group (40% shareholding), of Fascino P.G.T. S.r.l. (30% shareholding) and Titanus Elios S.p.A. (30% shareholding).

The negative balance at March 31, 2002, equal to EUR 10.1 million can be analysed as follows:

- EUR 4.4 million net charge from the valuation of the companies belonging to the Telecinco Group (EUR 0.6 million, which is the share of the result, and EUR 5.0 million regarding the goodwill amortisation quota);
- EUR 5.5 million net charge regarding Albacom S.p.A. (-EUR 5.0 million which is the share of the result, and EUR 0.5 million regarding the goodwill amortisation quota).

EBT

31/03/2002	180.6
31/03/2001	214.5
% change	-15.8%

The reduction in EBT amounted to EUR 33.9 million; net of the effect arising from the consolidation, in the first quarter of 2001, of the Epsilon Group, a reduction of EUR 37.9 million was recorded.

Provisions for income taxes

In accordance with article 81 clause 7 of the Regulation approved by CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard regarding income taxes, were accounted for.

Balance sheet and financial position

Here are the balance sheet summary and the cash flow statement of the Mediaset Group:

	Mediaset Group		
31/12/2001 (EUR millions)	**Balance sheet summary**	**31/03/2002** (EUR millions)	**31/03/2001**
1,881.8	Television rights	1,828.3	1,853.3
430.1	Other intangible/tangible fixed assets	444.8	455.0
687.6	Equity investments and financial fixed assets	677.5	575.5
(304.0)	Net working capital and other assets/liabilities	(273.0)	(391.4)
(93.1)	Allocation for severance indemnities	(95.1)	(87.4)
2,602.4	**Net investments**	**2,582.5**	**2,405.0**
(247.8)	**Net financial position**	**(47.3)**	**198.7**
2,354.6	**Group shareholders' equity and shareholders' equity attributable to minority interests**	**2,535.2**	**2,603.7**
31/12/2001 (EUR millions)	**Sources and uses**	**31/03/2002** (EUR millions)	**31/03/2001**
1,162.3	**Operating cash-flow**	**380.8**	**390.3**
(1,279.1)	**Total investments of which:**	**(120.5)**	**(255.2)**
(776.0)	investments in television rights	(112.1)	(242.7)
(392.6)	equity investments	-	-
(45.0)	intangible investments	(1.4)	(2.0)
(65.5)	tangible investments	(7.0)	(10.5)
	Share capital increases	-	-
(283.2)	**Dividends paid**	-	-
(180.8)	**Other monetary variations**	**(59.8)**	**(61.7)**
207.7	**Change in the consolidation area**	-	-
(373.1)	**Net cash flow**	**200.5**	**73.4**

Below are comments to the main items in the balance sheet and the variations since 31 December 2001.

Net invested capital

31/03/2002	2,582.5
31/12/2001	2,602.4
EUR millions	
change	(19.9)

The most significant element of the invested capital of the Mediaset Group is ***television rights*** which showed a decrease of EUR 53.5 million since December 31, 2001. This decrease reflects, for the specific period, a higher amount of amortisation and depreciation, with respect to the investments recorded in the period; the latter are lower than those made in the first quarter of 2001, in line with the objective to reduce purchases in 2002 compared to the previous year. ***Other tangible and intangibile assets*** increased by EUR 14.7 million since December 31, 2001 mainly due to the increase in intangible assets under formation for long drama productions.

Investments and other financial assets decreased by EUR 10.1 million since December 31, 2001 due to the value adjustment of investments in Telecinco/Publiespana, Albacom, Fascino P.G.T. and Titanus Elios, consolidated by means of the equity method.

The negative balance of working capital and other current assets and liabilities for EUR 273.0 million shows a reduction since December 31, 2001, of EUR 31.0 million. This change is mainly attributable to the reduction in trade payables (mainly connected to rights) and the payment of EUR 105.9 million that was due, at December 31, 2001, from British Telecom for the sale of the investment in Blu S.p.A., which was carried out in December 2001.

Group shareholders' equity and shareholders' equity attributable to minority interests

31/03/2002	2,535.2
31/12/2001	2,354.6
EUR millions	
change	180.6

The increase over December 31, 2001 can be attributed to the gross profit for the period.

Net financial position

31/03/2002	(47.3)
31/12/2001	(247.8)
EUR millions	
change	200.5

The improvement in the net financial position since December 31, 2001 is mainly attributable to the positive cash flow generated by current operations and to the amount paid by British Telecom that was still outstanding at December 31, 2001 for the sale of the investment in Blu S.p.A. (equal to EUR 105.9 million) net of the expenses for the purchase of rights. In like for like terms, excluding the payment received on selling the investment in Blu S.p.A., the net cash flow generated in the first quarter of 2002 is higher than that of the first quarter 2001.

Here is the breakdown of the financial position as at March 31, 2002, compared with that at December 31, 2001:

(EUR millions)

	31/03/2002	31/12/2001
Liquid funds	297.8	101.0
Financial income and securities (which are not fixed assets)	210.8	215.5
Total financial assets	**508.6**	**316.5**
Due to banks	(545.6)	(553.0)
Due to other financial institutions		
Factoring companies	-	-
Leasing companies	(5.4)	(5.5)
Other	(4.9)	(5.8)
Total financial liabilities	**(555.9)**	**(564.3)**
Net financial position	**(47.3)**	**(247.8)**

Commercial television - Italy

Advertising division

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

The following is a breakdown of Publitalia '80 S.p.A.'s revenues in the relevant periods:

(EUR millions)

	31/3/2002	31/3/2001
Advertising revenues from third parties	683.1	705.3
Advertising revenues from Fininvest Group and Mediolanum Group	7.9	12.2
Advertising revenues from Promoservice	1.1	1.5
Television advertising revenues Publitalia '80 S.p.A.	**692.1**	**719.1**

As already mentioned previously, advertising sales, though decreasing over the first quarter of 2001, were in line with period objectives.

Specifically, advertising revenues on Mediaset networks from third party customers showed, in the first three months of 2002, a decrease of just 3.2%, a result higher than the one expected for the domestic market, and one that should also be seen with respect to the extremely positive results obtained by Publitalia '80 in the same period of the previous year.

Indications regarding the advertising market on classic media confirm its general weakness for the first months of 2002. The slowdown of television advertising investments was however more limited, and showed better results both with respect to the extremely negative situation of the end of 2001, and compared to those recorded in the main European markets.

Television advertising investments in the first months of 2002, also showed signs of recovery, among which the return of investments by significant telecommunication and financial companies. Over the same period, advertising investments from mass consumption goods remained substantially stable. These signs, together with those regarding the development of the macroeconomic domestic and international framework, lead to expectations for a generally more favourable trend of advertising investments in the second half of the year.

Broadcasting and contents division

The audience results regarding the first quarter of 2002 show on a full day basis a decrease of Mediaset networks and TMC/La 7 to the benefit of the total of other broadcasters which gained a 1.8 share points increase over the same period of the previous year. RAI results remained substantially unchanged.

Here is the situation over the full day:

Full day share	Jan/Mar 2002	Jan/Mar 2001	Change
Mediaset networks	43.2%	44.8%	-1.6%
RAI networks	46.8%	46.7%	0.1%
TMC/La 7	1.6%	1.9%	-0.3%
Others	8.4%	6.6%	1.8%
Total	**100.0%**	**100.0%**	

The result of Mediaset network, on the whole higher than 43%, shows a reduction of 1.6 points with respect to 2001, which is attributable to a decrease in both Day Time and Prime Time (respectively –1.5 and –1.2 points). Compared to the first quarter of 2001, there is more balance between Canale 5 (going from 24.9 to 23.9%) and Italia 1 (which goes from 10.1 % to 10.9%). Retequattro remains at 8.9%.

The stability of RAI networks results from the decrease of flagship RAI 1 (-1.6 in Day Time and –0,9 in Prime Time) to the benefit of the third RAI network (one point in Day Time and 0.7 in Prime Time). On the other hand, RAI 2's share grew in the Day Time and went down in Prime Time, where the network was overtaken by Italia 1, which ranks third.

Here follows the network analysis of Mediaset audience.

It should be noted that Prime Time audience data refer to the times 20.30-22.30.

Canale 5

In the full day, Canale 5 loses 1.5 share points with respect to 2001 (23.4% vs. 24.9%) just like its direct opponent, RAI 1 (-1.4) against which however it continues to have a large leadership in the audience aged 15-54 years (26.3% vs. 19.8%).

Moreover, Canale 5 confirms its leading position in Prime Time, where it reaches 24.6% against RAI 1's 23.9%.

Canale 5 - Total audience	Jan/Mar 2002	Jan/Mar 2001	Change
Full day	23.4%	24.9%	-1.5%
Prime Time	24.6%	26.1%	-1.5%
Day Time	23.1%	24.5%	-1.4%

More specifically:

- in the **Day Time**, in spite of higher competition from other networks' programmes, there are some positive elements. In particular: *Vivere*, now broadcast at 12.30 for over one year, is stable at 21%; *Beautiful*, slightly growing over the first quarter of 2001 (31.7%) reaches 32.1%; *Cento Vetrine* carries on with its extraordinary growth, going from 25.3% in the first three months of the previous year (which ended with an average of 27.2%) to 29.3% in January/March 2002. Besides this, all these three soap operas are, in their respective times, the most favoured programmes of young women, with peaks at over 45% share.

Maria De Filippi with *Uomini e donne*, keeps winning her afternoon duel, reaching, from Monday to Friday, 24.3% of the audience and 26.7% of women (vs. 22.4% and 23.3% of *Al posto Tuo*).

Thanks to the two lucky programmes with Gerry Scotti, the late afternoon confirms to be one of the strengths of the network. *Passaparola* obtains 26.1% and *Chi vuol essere milionario* 27.1%, over four points more than *La vita in diretta sera*, which does not manage to go beyond an average of 22.6%.

At the week-end *Buona Domenica* largely prevails over *Dom&nika In* achieving, in the first quarter of 2002, a share of 26.1% (over 22.9% of RAI 1).

The first quarter of 2002 features the extraordinary success of *TG5*: in the 8 p.m. slot, Enrico Mentana's news has reached 30.4%, thereby nudging ahead of TG1, stable at 30.2% and thus becoming the reference for the news in a particularly significant moment in history because of international events.

- In **Prime Time,** *Striscia la Notizia* was once again very successful, and achieved, in the first three months of the year, an audience of 33.5% (with respect to 32.6% in the first quarter of 2001) and continues to perfectly introduce prime time programmes.

  The *Filmissimi*, a now well established event on Mondays, obtain an average of 25.3% (vs 20.9% of *Lunedifilm* on RAI 1). In particular, it is worth mentioning *Out of sight* (29.3%), *Nemiche Amiche* and *Se scappi ti sposo* (both at 28.8%) and *C'è posta per te* (26.2%).

  Productions obtained an enormous success: on Fridays, under the insignia of slapstick and humour, *Marameo* obtained 29.4% and the first three releases of *Scherzi a Parte* 32.1%; on Saturdays, the eight shows of *C'è posta per te* broadcast in 2002 reached 29.2% and *Corrida* 33.3%.

  Home produced dramas won the favour of the public as well. In particular: *Francesca e Nunziata*, the TV movie in which two generations of actors confronted each other in a difficult love story set in Campania in the XIXth century, peaked at 29%; *Il Sequestro Soffiantini*, based on a real story that occurred in 1997, 29.3% and *Incompreso*, a literature classic, also made with excellent actors, reached over 26% audience.

Italia 1

2002 started in the best possible way for this network which, compared to the first quarter of last year, considerably increased its audience: 0.8 share points more in the Day Time, 1.1 in the Prime Time and, as a consequence, 0.8 in the full day.

Italia 1 continues to be the first choice for children aged 4-14 (25.5%), and the second, after Canale 5, for people aged 15-19 years (23.5%) and the third, after Canale 5 and RAI 1, for people aged 15-34 years (16.6%).

Italia 1 - Total audience	Jan/Mar 2002	Jan/Mar 2001	Change
Full day	10.9%	10.1%	0.8%
Prime Time	11.7%	10.6%	1.1%
Day Time	10.7%	9.9%	0.8%

In particular:

- during **Day Time,** in the morning, the television series *Mac Gyver* obtained an excellent result, with an average of 14.7% from Monday to Friday, which led to a 2.8 share points growth in the time 10.30–11.30 over the same quarter of 2001 (14.5% vs. 11.7%).

  In early afternoon, adults and children continue to enjoy *The Simpsons*: This programme achieved 13.2% of the audience, 41.3% of children and 23% of people aged 15-34; later, *What a Mess Slump e Arale* and *Che campioni Holly e Benji* totalled 14.4% and 13.3% respectively, and even 54.5% and 47.2% among children aged 4-14.

  Productions achieved excellent results: *Saranno Famosi*, started on September 17, 2001 with 9.2%, markedly increased its audience, reaching 14% in the first months of 2002 with the afternoon programme shown every day from Monday to Friday, and 26.3% in the Saturday special edition (with averages in both cases higher than 40% for young people aged 15-24); *Sarabanda*, stable at 11.1% at the beginning of last year, grew to 12.3% gaining 1.2 share points; the same increase was achieved on Saturday in the share of *L'Assemblea* which, scheduled to 15.30, went from 12.7% in 2001 to 13.9% in the first quarter of 2002. Last, it is worth noting the positive start of *MPT Mi piaci tu*, which in its first week of being broadcast recorded an average of 12.1%, gaining one in four people in the 15-34 year bracket.

  The comparison between the first quarter of 2002 vs. 2001 is positive also for the news: *Studio Aperto* improved by 2.2 points in its midday edition, going from 13.1% to 15.3%. In the evening, in its traditional position of 18.30, it reached 8.8%.

  Late at night, some of the "cult" programmes of Italia 1 confirmed their success: on Mondays, *Zelig* in its sixth year reached an audience of 18.2%; on Thursdays, *Le Iene*, in their fifth year, achieved 15%.

  Good results were also obtained by sports productions: on Sundays, *Controcampo* increased its audience by almost 1,5 points over the first quarter of 2001 going from 12.8% to 14.2%; *Pressing Champions League*, on the air on Tuesdays and Wednesdays, recorded 15.3% vs. 14.2% of the previous year.

- In the **Prime Time** good results were achieved by the evenings devoted to films. Among the many titles broadcast, it is worth mentioning: *Trappola sulle montagne rocciose* (16.2%), *Indiana Jones e il tempio maledetto* (15.4%), *The Peacemaker* (14.8%), *I predatori dell'arca perduta* (14.5%), *Il mondo perduto di Jurassik Park* (14.3%) and *Tutti gli uomini del deficiente* (14.2%).

  The four Wednesdays devoted to the *Champions League* obtained on the whole a 20% audience, peaking at 21.8% with the match *Deportivo-Juventus*, that took the network to second place, after Canale 5, in audiences for that night.

  Among productions, *Saranno Famosi* definitely gave the highest contribution in terms of audience; the first two Tuesdays in Prime Time achieved a 17.8% share, equal to an average audience of over five million people.

Retequattro

In the first three months of 2002, audience levels show, over the same period of the previous year, a reduction of nearly one point in all times.

Specifically, in Prime Time, Fridays and Saturdays had a rather difficult job, while during Day Time early afternoon was affected by highly competitive programmes on the other networks.

However, the network continued to win the hearts of its reference audience which remains loyal: 9.5% of women and 11.7% of people aged over 55 in the full day.

Retequattro - Total audience	Jan/Mar 2002	Jan/Mar 2001	Change
Full day	8.9%	9.8%	-0.9%
Prime Time	7.6%	8.4%	-0.8%
Day Time	9.3%	10.2%	-0.9%

In particular:

- In **Day Time**, in the morning *Innamorata*, the new soap opera set in present-day Perù, from January 28, 2002 on the air from 09.30 to 10.30, achieved an average of 10.9%; it is followed by *Febbre d'amore*, moved forward forty minutes, which grew by 0.4 points, from 8.7% at the beginning of the year, to today's 9.1%.

  At lunch-time, *Forum*, now in its seventeenth year, continues to reach audience shares far higher than the network average (17.4%).

  At week-ends, *Sabato Vip*, which ended 2001 with 16.6% average share, grew to 17%; with respect to the first quarter of 2001, there is an improvement also for *Il trucco c'è* (15.8% vs. 14.2%) and *La domenica del villaggio* (17.1% vs. 16.7%).

  News audience shares are also growing: *TG4*, in its 13.30 edition, increased by 0.3 points over the first quarter of 2001 (9.4% compared to 9.1%); the 19.00 edition by 0.6 (9.0% compared to 8.5%).

  Late at night, *I Bellissimi*, now a traditional programme for this network (79 late nights with these movies) continues to win the hearts of the audience. In particular, among the most successful ones, it is worth mentioning *Un nuovo giorno* (16.6%), *Una donna in carriera* (15.8%), *Amici per gioco...* (15.3%), *Music Box...* and *Poliziotti* (both at 14.8%), *Le amiche del cuore* (14.3%) and *Il principe delle maree* (14.1%).

- In **Prime Time,** Retequattro films, always featuring miscellaneous genres to meet all tastes, confirm to be a winning choice for this moment. In particular, the results of the 13 Sundays devoted to movies need be noted, with an overall average of 9.6% (*Ancora 48 ore* 13.1%, *Fino a prova contraria* 12.4%, *Il senso di Smilla per la neve* 11.8%, *Codice d'onore* 11.1%).

  A positive result was achieved by *Viva Napoli*, the festival of Naples' songs in three shows, which obtained a 10.9% share, peaking at above 20% among people aged over 65.

  Good results were obtained by the special edition of *I sette vizi capitali*, with 9.2%. Starting with the end of April 2002, this programme will be broadcast on Monday nights on Retequattro.

  Lastly, it is worth noting the result of the *Uefa Cup match Milan – Hapoel Tel Aviv*, played on March 21, which won a 14.1% audience share.

Commercial television – International

Telecinco Group

Based on currently available data, during the first quarter of 2002 television advertising investments in Spain decreased significantly (-12.8%) with respect to the same period of the previous year, confirming – as was already the case in 2001 – the tendency of the main industry players to take on extremely aggressive commercial policies during a prolonged shrinkage of the market. In this context, Publiespana

advertising sales for Telecinco amounted to EUR 109.1 million, with a marked decrease (-21.6%) in this quarter. This result was affected by the overall weakness of the market, as well as by the negative shares achieved among the reference audience because of the publishing strategy of the state television which concentrated in the first part of the year on formats which had a great impact on the viewers. However, based on currently available evidence, regarding sales in April and May 2002, Telecinco should benefit already in the second quarter of 2002 by a recovery in overall advertising investments (in April, Telecinco advertising revenues were higher than in the same month 2001) and by a clear recovery of traditional audience shares, also thanks to the presence in the schedule of the new edition of *Big Brother*.

In the first three months of 2002, Telecinco achieved an audience share on the full day equal to 18.4% with a 2.5 points decrease over the same period of the previous year; while both Antena 3, the main private competitor, and TVE-1 recorded a slight increase in audience, reaching 20.8% (20.6% at March 31, 2001) and 25.9% (25.7% at March 31, 2001) respectively. On the commercial target, Telecinco's audience share went down to 20,8% with respect to 23.4% in the same period of 2001; Antena 3 remained basically stable at 22.7% (22% in the first quarter of 2001), while TVE-1 recorded a significant increase going from 20.5% to 21.9%.

The negative result of Telecinco advertising sales determined in the first quarter of 2002 a reduction in consolidated net revenues of EUR 24.5 million over the first quarter of 2001 and a decrease in operating result of EUR 31.2 million, with a limited increase in scheduling costs. The net quarterly result amounted to EUR 1.5 million, with a EUR 18.6 million decrease over March 31, 2001.

The equity valuation of the shareholding in the Telecinco Group, including the goodwill amortisation quota (equal to EUR 5 million), meant for the Mediaset group a net charge of EUR 4.4 million.

Investment in KirchMedia

In the first quarter of 2002, a progressive deterioration of the overall financial situation of the Kirch Group was recorded, caused by the high indebtedness mainly attributable to digital pay-television operations (Kirch Pay Tv) and by the acquisition of the Formula 1 worldwide rights. Kirch Media, sub-holding company of commercial television operations (52.5% of the ProsiebenSAT1 Group) and rights trading company was in turn involved in the financial crisis of the Kirch Group, mainly with respect to the purchase and trading operations of television rights that this company carries out on behalf of Kirch Pay Tv.

In order to face this situation, the Kirch Group started in this period an overall business and financial restructuring process of the Group, which included, among other things, the disposal of investments that were no longer considered to be strategic. In order to mainly focus on this process, on March 20, 2002 the representatives of the management of the ProsiebenSAT1 Media AG Group and Kirch Media Gmbh & Co. KgaA informed their Supervisory Boards that they had decided to cancel the merger of the two companies and the subsequent floating at the Stock Exchange of the company resulting from that merger, already started in September 2001 and that was expected to be concluded by June 2002.

After the end of the first quarter of 2002, on April 8, following some preliminary attempts made by the main creditor banks and by minority shareholders aimed at facing the imminent cash crisis, Kirch Media filed for bankruptcy to the competent section of the Munich Court. The latter appointed a special administrator with the task of supervising by means of two new administrators that he appointed, the running of the company and to prepare, within two months, a restructuring plan to be submitted to the Court for assessment. During this preliminary stage, and following a possible declaration of bankruptcy, the company has continued its ordinary operations, while the corporate bodies (General Meeting and Supervisory Board) keep their powers, and shareholders keep their status.

While waiting to assess the restructuring plans that will be submitted and since, to date, there is no approved balance sheet and income statement for the Kirch Media Group for an objective assessment, at March 31, 2002 no adjustment to the value of the 2.28% stake held by Mediaset in Kirch Media (EUR 203.8 million) was made, as the provision for risks allocated at December 31, 2001 for a value (EUR 171.9 million) corresponding to the goodwill included in this investment was considered to be appropriate to reflect a possible lack of the main assumptions (put option versus the controlling shareholder Taurus Holding and the company flotation project) that were originally meant to guarantee the value of the capital invested by Mediaset in this shareholding.

Data regarding the first quarter of 2002 for the ProsiebenSAT1 Group floated at the stock exchange, and of which a 52.5% stake is held by Kirch Media, show a decrease (-4.7%) in advertising revenues, which is lower than the one recorded by the television market, and confirm the leading position of the group in the German advertising market. The operating result amounted to EUR 22 million with respect to EUR 39 million of the same period of the previous year.

Multimedia and telecommunication operations

Multimedia division

The Mediaset Group is present in the multimedia market through Mediadigit S.p.A., a company that started operations in 2000, which is in charge of operations regarding theme channels, Internet and teletext operations, with the objective of developing the synergy and *brand extension* opportunities regarding the traditional *core business* focused on television products, by making services and contents that can be broadcast on various platforms (Pay TV, Internet and Telecoms). Multimedia operations include the specialist magazine *MT La Macchina del Tempo*, published by R.T.I. S.p.A. and distributed since November 2000. These operations are supported by Publitalia '80 S.p.A. as exclusive concessionary of Internet and theme channels related advertising sales (the latter starting from the second half of 2001).

With reference to **theme channels**, the channels *Duel Tv*, *Comedy Life* (both starting from April 2000) and *MT Channel* (from January 2001), are distributed by Stream, while *Happy Channel* has been distributed on D+ since March 1998. At March 31, 2002 the overall number of subscribers to the bouquet of satellite broadcasters distributing Mediadigit channels amounted to 1,738,000, 798,000 subscribers of which regarding the three channels distributed on the Stream platform and 940,000 subscribers to the Basic package by Telepiù, which offers *Happy Channel*. Overall revenues generated by the distribution to these two digital platforms of these channels amounted in the first three months of 2002 to EUR 5.1 million, an increase on the EUR 4.9 million in the first three months of 2001.

As to **Internet** based operations, the integration process of the operations of the Jumpy portal has now definitely started, following the acquisition by Mediadigit S.p.A. of this company branch in 2001.

The acquisition of the Jumpy portal allowed Mediadigit to speed up its development plan in the online industry, completing its publishing profile and significantly improving its market share. Jumpy, in March 2002, represented around 30% of all the page views of the whole Internet area of Mediaset.

In March 2002, the whole Group's own sites recorded on the whole around 132 million page views.

Sites regarding the *MOL* vertical portal and network sites contributed with 64 million of page views, four times the results of December 2001 (16 million page views). This result was supplemented, starting from January 2002 by the site *Il Milionario*, which totalled in the first three months of the year around 1.5-2 million page views per day. The News area (*Tgcom*, *TG5.it* and *TgFin*) totalled in March around 27 million page views. In this area, it is worth noting *Tgcom's* performance, the Group's online news, which increased its monthly page views from around 16 million in January to around 22 million in March 2002.

Total revenues from the Group Internet operations amounted in the first three months of 2002 to EUR 1.3 million, an increase from the EUR 0.6 million in the same quarter of 2001.

With reference to **Teletext** operations (Mediavideo and interactive services), revenues in the first three months of the year amounted to EUR 0.9 million, compared to EUR 1.1 million of the same period of previous year. In this quarter, the graphic restyling of the Mediavideo brand was carried out, as well as that of contents layout, in order to make the product more appealing to television users and commercial customers.

Telecommunications

At present, the Mediaset group is active in the field of telecommunications through the stakes held by Mediaset S.p.A. in Albacom S.p.A. (19.5%) and Olivetti S.p.A. (0.45%).

As already mentioned in the Board of Directors' report on operations in the 2001 Annual report, the value of the investment held by Mediaset S.p.A. in **Olivetti S.p.A.**, though higher than the corresponding amount of shareholders' equity, is kept in the financial statements at March 31, 2002 equal to the purchase value, with respect to the positive trend of operations in the quarter. It should also be pointed out that in the first quarter of 2002, the reduction of consolidated net financial debt is in line with the objectives established in the industrial plan of the Olivetti/Telecom Group, and expectations for a positive net result of the parent company Olivetti S.p.A. are confirmed for this year.

Albacom S.p.A. has now established its role of main operator alternative to Telecom Italia for the provision of fixed telephony services for the *business area,* and it showed a marked increase in economic results.

Based on the latest available estimate regarding the balance sheet and income statement situation at March 31, 2002, there is confirmed a marked improvement in the management of operations, as had already been noted in 2001. In particular, consolidated net result showed in the first three months of 2002 a loss of around EUR 25 million (- EUR 64 million in the same quarter of 2001), with a positive gross operating margin for the second quarter in a row. Because of this result, Albacom expects to close the fiscal year at March 31, 2002 with a positive gross operating result, one year before company plans. Company sales, in the year closed at March 31, 2002, amounted to around EUR 560 million with a 20.5% increase with respect to the previous year.

Because of this result, and a goodwill amortisation quota of EUR 0,5 million, the equity valuation of the stake in Albacom S.p.A. meant for the Mediaset Group, at March 31, 2002, an overall loss of EUR 5.5 million.

It should also be noted, lastly, that with respect to the coverage of the financial requirements of the company for the period November 2001/March 2002, Mediaset paid EUR 18.8 million in the first quarter of 2002, in line with its stake.

SIGNIFICANT EVENTS AFTER MARCH 31, 2002

- On April 8, 2002 Kirch Media, in which Mediaset Investment S.a.r.l. holds a 2,28% shareholding, filed a preliminary request for bankruptcy with the competent section of the Munich court. The special administrator appointed by the Court is supposed to prepare, within two months from this date (a time that can be extended upon request of the Court), a financial restructuring plan in order to avoid the formal start of the bankruptcy procedure. It should also be noted, that on May 8, 2002 also Kirch Pay Tv, sub-holding company of the Kirch Group for digital pay television operations in Germany (an

activity that is actually carried out by the subsidiary company Première World), in turn filed a preliminary request for bankruptcy.

FORESEEABLE DEVELOPMENTS

- The results achieved in terms of advertising sales by Mediaset networks at the end of the first four months of 2002 confirm, in line with a trend that had already been outlined in the first quarter, the objectives forecast for the first part of the year, a period when advertising sales should remain on the whole lower than those obtained in the same period of the previous year. However, at the moment, the main indicators seem to confirm a recovery of advertising investments in the last months of the year, also with respect to the particularly negative results recorded in the same period of 2001.
- In the first four months of 2002, Mediaset networks showed an average share of 43.4% in the full day, with respect to 44.8% obtained in the same period of the previous year; confirming the nationwide leadership of Canale 5 and the audience growth of Italia 1 in line with the objectives to strengthen this network of reference for young people.
- Based on currently available evidence, regarding both advertising sales and television costs, the achievement of the objective for the year of an annual profitability basically in line with that of 2001 is confirmed.

for the board of Directors
the Chairman

Report on operating performance for the first half of 2002

M E D I A S E T   G R O U P

MEDIASET

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

MEDIASET

Report on operating performance in the first half of 2002

Interim Report 2002

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Tarak Ben Ammar
		Marina Berlusconi
		Pasquale Cannatelli
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Gilberto Doni
		Bruno Ermolli
		Adriano Galliani (1)
		Marco Giordani
		Alfredo Messina
		Jan Mojto
	(*)	Gina Nieri
		Roberto Ruozi
	(*)	Claudio Sposito

Board of Statutory Auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Supplementary Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

(1) *Resigned on 10 July 2002*

MEDIASET

CONTENTS

Interim Report 2002

Report on operations
in the first half of 2002

MEDIASET GROUP

Report on operations in the first half of 2002

Dear Shareholders,

The Group heading your company achieved the following results in the first half of 2002: **consolidated net revenues** amounted to EUR **1,301.6** million compared to EUR 1,369.7 million of the same period of the previous year, with a 2.9% decrease, net of the effect arising in the first half of 2001 from the proportional consolidation of the Epsilon group; **EBITDA** amounted to EUR **800.2** million compared to EUR 846.7 million recorded in the same period of the previous year, basically at the same percentage level of revenues (61.5% compared to 61.8% in the first half of 2001); **EBIT** reached EUR **413.0** million, compared to EUR 500.3 million in the first half of 2001, net of amortisation, depreciation and write-downs amounting to EUR 387.2 million (EUR 346.4 million in the first half of 2001). Operating profitability amounted to 31.7% compared to 36.5% recorded at the end of the first half of 2001. **EBT** amounted to EUR **357.2** million (compared to EUR 450.3 million achieved in the first half of 2001), with a decrease due to the economic effect of the period, equal to EUR 31.9 million, connected to the write-down which cancelled the book value (EUR 203.8 million) of the 2.28% investment held in Kirch Media GmbH & Co KgaA, for which a provision of EUR 171.9 million had already been allocated at 31 December 2001. This write-down, in consideration of the beginning of the bankruptcy procedure of this company, mirrors the likely impossibility to recover the capital invested. The simultaneous start of the preliminary insolvency procedure against the Kirch Media parent company, Taurus Holding, makes it difficult to receive the amount, equal to the capital invested by Mediaset plus the interest, which according to the contract should be paid by Taurus Holding to Mediaset with respect to the exercise of the *put* option carried out in the second quarter of this year.

The parent company, **Mediaset S.p.A.** achieved at the end of the period an **EBT** of EUR **167.0** million, compared to EUR 337.8 million achieved in the same period of the previous year, after amortisation, depreciation and write-downs amounting to EUR 84.7 million.

Consolidated economic results obtained in the first half of 2002 confirm the main trends in terms of the television core business operations in the first quarter, and are in line with period estimates.

In particular, in the first half of 2002, **advertising sales on Mediaset networks** with third parties, though still lower on the whole (-2.6%) than the amount recorded in the same period of 2001, continue to be higher (+1,6%) than the highly exceptional amount recorded in the same period of 2000; **television operating costs** were instead reduced, in line with the expected containment objectives on a yearly basis, by 4.2%. By virtue of these results, but also of the higher amortisation of television rights, an element which is difficult to reduce during the year, since it is largely generated by the high purchase volumes of previous years, the period EBIT fell by EUR 87.3 million compared to the first half of 2001, a period in which income results were affected by the positive trend of advertising sales. The expected more favourable trend in advertising sales in the second half of the year, together with the continuous reduction of television operating costs that has already been planned for summer and autumn schedules will progressively bring back in line, as expected, the economic margins on an annual basis, and lead to the achievement of EBITDA at a stable level and significant operating profitability.

In spite of a still weak economic situation and the presence of factors of instability and uncertainty, during the second quarter of 2002 advertising sales on Mediaset networks already showed signs of recovery, partly because of the comeback of some significant institutional campaigns or connected to the launch and consolidation of new *brands*. In this quarter, the reduction of advertising sales with third parties compared to the same period of the previous year went down to 2.1%, compared to a 3.2% decrease recorded in the first quarter of the year.

Based on data published by *Nielsen*, the domestic **advertising market** regarding traditional media (press, television, cinema, posters and billboards and radio) recorded, in the first half of 2002, a greater reduction, estimated at 4.2% compared to the same period of 2001. However, the analysis by sectors shows a good situation in the main trade industry, which is companies manufacturing mass consumption goods, and confirms, though with some exceptions, the lasting fall of the macro-sectors that caused the exceptional boom of 2000 (telecommunications, insurance/finance and *new economy*). Leaving out the investments from these sectors, the trend of domestic advertising investments, as was the case of 2001, continues to record growth rates which are higher on the whole than those of the main macro-economic indicators (increase in industrial production and consumption). This development shows therefore a good structural dynamic movement of communication investments, especially on television, which, also in an anti-cyclic view, mirrors the increasing competition between brands and between brands and large department stores for the protection of existing market shares and is in prospective terms a significant factor for a trend towards market growth.

During the 2002 television season, Mediaset networks achieved all the publishing objectives guaranteed to advertising investors, though in the presence of an average reduction in the audience share in the first half of the year compared to the same period of the previous year (almost entirely attributable to the results of audience shares in June, when RAI broadcast the Football World Cup), which is another important signal, in perspective, since it allows the Group concessionary to protect the market value of sold slots, even when demand is weak, on the whole.

Audience results achieved by the Mediaset networks in the Spring television season of this year confirmed the domestic leadership of Canale 5 in Prime Time and the new thrust in Italia 1 which, also by virtue of the success of new and innovative entertainment formats, remained also in this period the third domestic network and the undisputed network of reference for the young people target. These results are extremely significant, since they have been obtained by means of a targeted publishing strategy, based on a more intense use of the existing library and through the compliance with efficiency objectives which led, in some cases, to a significant decrease in production unit costs with respect to the advertising audience that was generated.

The international macro-economic situation showed also in the first part of the year a constant disillusionment with respect to the expectations of a recovery that had been fuelled especially by the growth (+5%) recorded by US economy in the first quarter of the year.

In particular, the growth of the US economy is turning out to be lower than expected (+1.1% in the second quarter compared to an expected 2%). The augmented risk of a stagnation of the US economy contributes to generate a persisting weakness and volatility of financial markets, which are already hit by fears of new accounting irregularities (in addition to those that affected some important multinational companies in the last few months) and by fears connected to a possible worsening of the economic situation in Latin American countries (Brazil) and a further deterioration of the international political framework.

In this situation of the economic cycle, share market pressures on the profits of the main US companies translate into significant reductions in their investments and advertising budgets, partly because – paradoxically – low interest rates still support private consumption, which grew by 3.5% in the second quarter. The progressive deterioration of all these factors is a risk, in the medium term, for the traditional US growth model, based on high internal debt financed by capital flows attracted by expectations of a structural growth of share markets.

In Europe, the difficulties of the US economy and the consequent progressive depreciation of the dollar contributed to slow down the prospect of a sustained economic recovery that internal demand is not yet capable of sustaining on its own; the most recent estimates show for the EMU area a real GDP growth rate for 2002 between 0.3% and 0.6%. From this viewpoint, the German economy has been hit the most since it is more exposed to exports, and this year, a basically unchanged GDP growth is expected (+0.7%) compared to the one achieved in 2001. Another factor which is curbing the economic development in EMU countries continues to be represented by the problems that the main countries are facing in complying with the constraints of the relationship between public deficit and GDP established by the Stability Pact, a situation which, following continuous remarks made by the main international observers, may speed up the adoption of restrictive tax policies.

Even growth estimates for the Italian GDP (which practically remained unchanged in the first two quarters of the year) for 2002 have been progressively revised downwards and are now below 1%, compared to a 1.8% growth recorded in 2001. However, in the first half of the year, inflation in Italy remained under control and was accompanied by a constant improvement in the trust indices of companies and households; the consequence is an overall better position of Italy in terms of growth expectations of the advertising market compared to the average of other European countries.

Drafting criteria

According to the CONSOB deliberation no. 11971 of May 14, 1999, the economic and balance sheet information given below refers to the first half of 2002, the first half of 2001 and 31 December 2001.

In drafting the accounting situation, the same criteria used for preparing the balance sheet for the year and the consolidated balance sheet at 31 December 2001 were utilised. Tables have been prepared in order to ensure continuity and comparability, and are homogeneous with those included in the Report on operations of the 2001 Half Year Report and the Annual Report at 31 December 2001.

Economic results

A summary of the Mediaset Group income statement is set out below including, in 2001, the effect arising from the proportional consolidation of the Epsilon joint venture, which was excluded from consolidation as of the third quarter of 2001.

(EUR millions)

	Mediaset Group		
31/12/2001		**30/06/2002**	**30/06/2001**
2,309.1	Revenues from sales and services	1,283.0	1,349.8
42.0	Other revenues and income	18.6	19.9
2,351.1	**Total net consolidated revenues**	**1,301.6**	**1,369.7**
285.7	Personnel expenses	157.6	149.8
744.9	Purchases, services, other costs	343.8	373.2
1,030.6	**Operating costs**	**501.4**	**523.0**
1,320.5	**Gross operating margin**	**800.2**	**846.7**
733.3	Amortisation, depreciation and write-downs	387.2	346.4
587.2	**Operating result**	**413.0**	**500.3**
(14.8)	Financial income / (charges)	(10.9)	(5.5)
(183.7)	Income/(charges) from investments	(43.8)	(43.8)
388.7	**Profit (loss) before extraordinary items**	**358.3**	**451.0**
29.4	Sundry and extraordinary income /(charges)	(1.1)	(0.7)
418.1	**Pre-tax result**	**357.2**	**450.3**

The effects on the income statement arising, in 2001, from the 50% consolidation of the Epsilon Group are shown below:

(EUR millions)

Mediaset Group - effects arising from the consolidation of the Epsilon Group			
31/12/2001		30/06/2002	30/06/2001
29.6	Revenues from sales and services	-	29.6
(0.2)	Other revenues and income	-	(0.2)
29.4	**Total net consolidated revenues**	-	**29.4**
1.2	Personnel expenses	-	1.2
23.2	Purchases, services, other costs	-	23.2
24.4	**Operating costs**	-	**24.4**
5.0	**Gross operating margin**	-	**5.0**
4.0	Amortisation, depreciation and write-downs	-	4.0
1.0	**Operating result**	-	**1.0**
(2.1)	Financial income / (charges)	-	(2.1)
(2.1)	Income/(charges) from investments	-	(2.1)
(3.2)	**Profit (loss) before extraordinary items**	-	**(3.2)**
-	Sundry and extraordinary income /(charges)	-	-
(3.2)	**Pre-tax result**	-	**(3.2)**

Here follows a summary of the Mediaset Group income statement net of the effects arising, in 2001, from the 50% proportional consolidation of the Epsilon Group:

(EUR millions)

Mediaset Group net of the effects arising from the consolidation of the Epsilon Group			
31/12/2001		30/06/2002	30/06/2001
2,279.5	Revenues from sales and services	1,283.0	1,320.2
42.2	Other revenues and income	18.6	20.1
2,321.7	**Total net consolidated revenues**	**1,301.6**	**1,340.3**
284.5	Personnel expenses	157.6	148.6
721.7	Purchases, services, other costs	343.8	350.0
1,006.3	**Operating costs**	**501.4**	**498.6**
1,315.4	**Gross operating margin**	**800.2**	**841.7**
729.3	Amortisation, depreciation and write-downs	387.2	342.4
586.2	**Operating result**	**413.0**	**499.3**
(12.7)	Financial income / (charges)	(10.9)	(3.4)
(181.6)	Income/(charges) from investments	(43.8)	(41.7)
391.9	**Profit (loss) before extraordinary items**	**358.3**	**454.2**
29.4	Sundry and extraordinary income /(charges)	(1.1)	(0.7)
421.3	**Pre-tax result**	**357.2**	**453.5**

The percentage impact on net revenues of some of the main elements in the income statement is as follows:

Mediaset Group (net of Epsilon Group) 31/12/2001	Mediaset Group 31/12/2001		Mediaset Group 30/06/2002	Mediaset Group 30/06/2001	Mediaset Group (net of Epsilon Group) 30/06/2002	Mediaset Group (net of Epsilon Group) 30/06/2001
100.0%	100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
43.3%	43.8%	Operating costs	38.5%	38.2%	38.5%	37.2%
56.7%	56.2%	Gross operating margin	61.5%	61.8%	61.5%	62.8%
31.4%	31.2%	Amortisation, depreciation and write-downs	29.7%	25.3%	29.7%	25.5%
25.2%	25.0%	Operating result	31.7%	36.5%	31.7%	37.3%
16.9%	16.5%	Profit (loss) before extraordinary items	27.5%	32.9%	27.5%	33.9%
18.1%	17.8%	Pre-tax result	27.4%	32.9%	27.4%	33.8%

It should be pointed out that, since revenues do not entirely match - especially advertising revenues (more concentrated in the first part of the year) - with operating costs (more evenly spread throughout the year), Mediaset Group results are highly seasonal. The result of this is a higher contribution of the first months of the year to the year's result, as was shown also by the results recorded during 2001.

Here follows an analysis of the single Mediaset Group income statement elements, including, in 2001, the share of results of the Epsilon Group.

Net revenues

30/06/2002	1,301.6
30/06/2001	1,369.7
% change	-5.0%

Mediaset group consolidated net revenues decreased in the first half of 2002 compared to the same period of 2001 by EUR 68.1 million. On a like for like basis, i.e. net of the effect arising, in the first half of 2001, from the consolidation of the Epsilon Group, the decrease in net revenues is reduced to EUR 38.7 million, equal to a percentage change of –2.9%.

The following table contains details of revenues:

(EUR millions)

31/12/2001		30/06/2002	30/06/2001
2,043.4	Revenues from the sale of commercials	1,176.0	1,202.7
379.9	Revenues from television sales, promotions, sponsorships	210.5	220.9
2,423.3	**Advertising revenues from third parties**	**1,386.5**	**1,423.6**
28.4	Promoservice revenues	10.8	13.9
145.1	Other revenues from television operations	64.4	71.1
(362.4)	Agency discounts	(208.7)	(212.3)
2,234.4	**Total net revenues from television operations**	**1,253.0**	**1,296.3**
37.0	**Revenues from multimedia operations**	**18.5**	**18.0**
50.3	**Total net revenues from non-television operations**	**30.1**	**26.0**
2,321.7	**Total net consolidated revenues Italy**	**1,301.6**	**1,340.3**
35.9	Revenues 50% Epsilon Group	-	35.9
(6.5)	Write-offs	-	(6.5)
2,351.1	**Total net consolidated revenues**	**1,301.6**	**1,369.7**

In the first half of 2002, the decrease in consolidated net revenues is mainly attributable to the reduction of ***television revenues*** (-3.3%) especially with respect to advertising sales on Mediaset networks.

In particular:

- ***advertising revenues*** from ***third parties*** reached EUR 1,386.5 million compared to EUR 1,423.6 million in the same period of the previous year (-2.6%). *Revenues from the sale of commercials* showed a 2.2% decrease, compared to the first half of the previous year, while *revenues from television sales, promotions and sponsorships* decreased by 4.7% compared to the first half of 2001;
- ***Promoservice revenues*** (EUR -3.1 million over the first half of 2001) mainly refer to advertising sales in exchange for goods;
- ***other revenues from television operations*** showed a slight decrease of EUR 6.7 million, mainly attributable to lower advertising revenues from some companies belonging to the Fininvest Group.

Net revenues from ***multimedia operations*** increased slightly (EUR +0.5 million) over the first half of 2001. This result is connected to greater revenues generated by Internet own operations and by Mediavideo, while a decrease was recorded in net advertising revenues from third party portals in concession basically due to the abandonment, in 2001, of the concession on the *Excite* sites.

Net revenues from non-television operations increased by EUR 4.1 million over the same period of the previous year; the increase is mainly attributable to Publitalia '80 S.p.A. revenues, for the sales of advertising space on billboards and posters and of sports sponsorships.

Operating costs

30/06/2002	501.4
30/06/2001	523.0
% change	-4.1%

The operating costs of the Mediaset group showed in the first half of 2002 an EUR 21.6 million decrease with respect to the first half of 2001. If we exclude the effect arising from the consolidation, in the first half of 2001, of the Epsilon Group we have, in like for like terms, operating costs which are basically in line with those of the same period of 2001 (+0.6%).

The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

30/06/2002	157.6
30/06/2001	149.8
% change	5.2%

Personnel expenses of the companies belonging to the Mediaset group show, over the same period of the previous year, a EUR 7.8 million increase; net of the effect arising from the consolidation, in the first half of 2001, of the Epsilon Group, this increase amounted to EUR 9.0 million (+6.1%). This trend, with an average workforce in line with that of the same period of the previous year, is the result of the remuneration policy and especially of the impact of contract renewals which exerted their effects starting from the second half of 2001.

The breakdown of this cost item shows a higher increase in percentage terms of Mediadigit multimedia operations, following the completion of the company's organisation, which took place in the second half of 2001 and included the transfer of personnel following the purchase of Jumpy operations.

Purchases, services and other costs

30/06/2002	343.8
30/06/2001	373.2
% change	-7.9%

Purchases, services and other costs showed in the first half of 2002 a decrease of EUR 29.4 million compared to the same period of the previous year; net of the effect arising from the consolidation of the Epsilon Group in the first half of 2001, the decrease amounted to EUR 6.2 million, equal to a percentage change of -1.8%. As is shown in the following breakdown, this decrease is mainly caused by the strong reduction in television costs, equal to EUR -13.4 million (-4.2% compared to the same period of the previous year).

(EUR millions)

31/12/2001		30/06/2002	30/06/2001
90.9	Selling costs	43.7	46.6
448.1	Television scheduling costs	219.8	229.0
30.2	Broadcasting costs	16.8	14.7
89.2	Other costs	28.7	32.1
658.4	**Total television costs**	**309.0**	**322.4**
31.3	Multimedia costs	14.2	11.7
32.0	Other non-television costs	20.6	15.9
721.7	**Purchases, services and other costs**	**343.8**	**350.0**
29.7	50% Epsilon Group costs	-	29.7
(6.5)	Write-offs	-	(6.5)
744.9	**Total purchases, services and other costs**	**343.8**	**373.2**

The decrease in ***television costs*** can be mainly attributed to lower scheduling costs (EUR 9.2 million compared to 30 June 2001, equal to a percentage reduction of 4.0%) in line with the objectives of efficiency for the making of television products, established for the current year.

However, it is worth noting that overall television costs, including those elements connected to personnel expenses and amortisation and depreciation of rights and other fixed assets, net of the income generated from the sale of television rights, showed a 4.7% increase in the first half of 2002. This change was mainly attributable to the amortisation of television rights and is in line with the objective of a limited growth of the annual costs of the television products.

Higher ***operating costs*** regarding ***multimedia** operations* (EUR 2.5 million compared to the same period of the previous year) mainly arose from proprietary Internet operations concerning higher development costs for new sites and sections (among which *Tgcom*, *Tgfin* and *Passaparola*), that did not exist in the first half of 2001.

Other non-television costs increased by EUR 4.7 million compared to the first half of 2001, because of growth in revenues, especially the sale of fixed advertising and sports posters and billboards.

EBITDA

30/06/2002	800.2
30/06/2001	846.7
% change	-5.5%

EBITDA showed a reduction of EUR 46.5 million with respect to the same half of the previous year. Its percentage rate on consolidated net revenues remained substantially unchanged compared to the same period of the previous year (61.5% vs 61.8% in the first half of 2001). On a like-for-like basis, i.e. net of the effect arising from the

proportional consolidation of the Epsilon group in the first half of 2001, it showed a slight decrease of around one percentage point.

EBIT

30/06/2002	413.0
30/06/2001	500.3
% change	-17.4%

The change in EBIT recorded in the first half of 2002, equal to EUR -87.3 million compared to the first half of 2001, is also to be related, besides the lower revenues from advertising sales on Mediaset networks, to the overall **amortisation, depreciation and write-downs** that increased from EUR 346.4 million in the first half of 2001 to EUR 387.2 million in the first half of 2002. This increase (EUR +44.8 million, net of the effect of the 50% consolidation of the Epsilon Group in 2001) is mainly attributable to higher amortisation generated by the television division (EUR +43.1 million), almost entirely connected to television rights. This change results from the growth in investments in recent years and includes the effect, that was still negligible in the first half of 2001, of the strategic investment in self-produced serial drama started from the end of 2000.

Its percentage of consolidated net revenues is equal, on a like-for-like basis, to 31.7% with respect to 37.3% in the same period of the previous year. It should also be noted that, on an annual basis, a result more in line with that of the previous year is expected, by virtue of the foreseeable results in the second half of the year that, with respect to the same period of the previous year, will draw a greater benefit from cost containment effects and from a desireable slight recovery of the advertising market.

Financial income/(charges)

30/06/2002	(10.9)
30/06/2001	(5.5)
EUR millions change	(5.4)

The change in this item over the first half of 2001 can be mainly attributed to higher net charges on exchange rates (EUR 6.2 million), mainly not realised and caused by the market valuation of existing exchange rate risk covers at the end of the period. It should also be noted that in the first half of 2002, charges were recorded from the valuation of company shares owned (no. 3,825,001, 3,130,000 of which are to be used for the approved Stock option Plans) equal to EUR 2.7 million (EUR 4.3 million in the same period of the previous year).

Income/(charges) from investments

30/06/2002	(43.8)
30/06/2001	(43.8)
EUR millions change	-

This item shows the economic effect of the equity valuation of: Albacom S.p.A. (19.5% shareholding), Publiespana S.A. and Gestevision Telecinco (40% shareholding), Fascino P.G.T. S.r.l. and Titanus Elios S.p.A. (both with a 30% shareholding).

This item also includes write-downs for lasting losses of investments recorded at cost.

The negative balance of this item (which at 30 June 2001 included the write-down of the 9% stake held in Blu S.p.A. for an amount of EUR 39.3 millions) is mainly attributable, for EUR 31.9 million, to the com

plete write-down of the 2.28% stake held in Kirch Media (on the whole amounting to EUR 203.8 million) for which on 31 December 2001 a risk provision for EUR 171.9 million had already been allocated, equal to the goodwill quota included in the value of the investment. This write-down was carried out in order to show, with respect to the bankruptcy procedure under way, the likely impossibility of recovering the investment made, and the difficult return of the amount, equal to the invested capital plus investments, that should be paid by Taurus Holding (Kirch Media parent company) with respect to the exercise by Mediaset of the put option right connected to this investment, which occurred in the second quarter of 2002.

The balance of this item, at 30 June 2002, mainly includes also the net EUR 3.4 million income from the companies belonging to the Telecinco Group (EUR 13.5 million, which is the share of the result, and EUR 10.1 million regarding the goodwill amortisation quota) and the net charge of EUR 12.4 million regarding Albacom (EUR 11.3 which is the share of the result and EUR 1.1 million regarding the goodwill amortisation quota).

EBT

30/06/2002	357.2
30/06/2001	450.3
% change	-20.7%

The reduction in the period EBT, compared to the first six months of 2001, amounts to EUR 93.1 million; net of the effect arising from the 50% consolidation in 2001 of the Epsilon group, the decrease amounts to EUR 96.3 million.

Provisions for income taxes

In accordance with article 81 clause 7 of the Regulation approved by CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard regarding income taxes, were accounted for.

Balance sheet and financial position

Here follows the balance sheet summary of the Mediaset group:

(EUR millions)

	Mediaset Group		
31/12/2001	**Balance sheet summary**	**30/06/2002**	**30/06/2001**
1,881.8	Television rights	1,848.6	1,895.0
430.1	Other intangible and tangible fixed assets	459.3	462.5
687.6	Investments and other financial fixed assets	471.1	623.5
(304.0)	Net working capital and other current assets /liabilitie:	37.4	(60.8)
(93.1)	Provision for employee severance indemnity	(96.6)	(89.3)
2,602.4	**Net invested capital**	**2,719.8**	**2,830.9**
(247.8)	**Net financial position**	**(256.0)**	**(274.1)**
2,354.6	**Net Group shareholders' equity and attributable to minority interests**	**2,463.8**	**2,556.8**
31/12/2001	**Sources and applications**	**30/06/2002**	**30/06/2001**
1,162.3	**Cash flow from operations**	**775.5**	**814.1**
(1,279.1)	**Total investments incl.:**	**(348.1)**	**(574.7)**
(776.0)	television rights	(310.1)	(435.2)
(392.6)	equity investments	(0.1)	(103.2)
(45.0)	other intangible fixed assets	(8.0)	(8.7)
(65.5)	tangible fixed assets	(29.9)	(27.6)
-	**Share capital increases**	-	-
(283.2)	**Dividends paid**	**(247.8)**	**(283.2)**
(180.8)	**Other changes affecting cash flow**	**(187.8)**	**(355.7)**
207.7	**Changes in the consolidation area**	-	-
(373.1)	**Net cash flow**	**(8.2)**	**(399.5)**

Below are comments to the main items and the variations to 31 December 2001.

Net invested capital

30/06/2002	2,719.8
31/12/2001	2,602.4
EUR millions change	117.4

The most significant element of the invested capital of the Mediaset group is ***television rights*** which, at 30 June 2002, showed a decrease of EUR 33.2 million compared to 31 December 2001. This decrease reflects, for the specific period, a higher amount of amortisation and depreciation, with respect to the investments recorded in the period; the latter are lower than those made in the first half of 2001, in line with the objective to reduce investments in 2002.

Other tangible and intangible assets increased by EUR 29.2 million compared to 31 December 2001 mainly due to the increase in intangible assets under formation for extended series drama productions.

Investments and other financial assets decreased by EUR 216.5 million since 31 December 2001 due to the write-off carried out at 30 June 2002 of the book value of the investment in Kirch Media, for an amount of EUR 203.8 million; for this reason, on 31 December 2001, a provision for risk for EUR 171.9 million had already been allocated.

The balance of **working capital and other current assets and liabilities** went from EUR -304.0 million at 31 December 2001 to EUR 37.4 million at 30 June 2002, with an increase of EUR 341.4 million. This change is mainly attributable to the increase in trade receivables, mainly connected to the trend of advertising sales in the period and the reduction of trade payables mainly attributable to the payment of the amount due for the multiyear debt regarding Champions League rights. Further significant variations are as follows:

- EUR -105.9 million for the payment that was recorded at 31 December 2001, for the sale of the investment in Blu S.p.A.;
- EUR +171.9 million regarding the use of the provision for risk allocated at 31 December 2001 for the investment in Kirch Media, which occurred with respect to the complete write-down of the investment, carried out at 30 June 2002;
- EUR +18.8 million regarding the registration of the credit regarding the non-interest bearing loan granted to affiliated company Albacom S.p.A.

Net group shareholders' equity and attributable to minority interests

30/06/2002	2,463.8
31/12/2001	2,354.6
EUR millions	
change	109.2

The increase over 31 December 2001 can be attributed to the gross profit for the first six months of 2002, net of dividends paid (EUR 247.8 million).

Net financial position

30/06/2002	(256.0)
31/12/2001	(247.8)
EUR millions	
change	(8.2)

The net financial position at 30 June 2002 remains basically unchanged compared to that at 31 December 2001 (EUR -8.2 million); in the first six months of the year, the positive cash flow generated by current operations and the amount paid by British Telecom, that was still outstanding at 31 December 2001, were offset by cash payments for the Albacom loan and seasonal expenses for rights, taxes and dividends.

Excluding the payments made for dividends (EUR 247.8 million) and cash flows for investments (EUR +105.9 million regarding the amount received on selling the investment in Blu and EUR -18.8 million for the loan given to Albacom) the net cash flow generated by the core business in the first half of 2002 amounted to around EUR 150 million, significantly higher than that, around EUR 36 million, generated in the same period of the previous year, when dividends paid amounted to EUR 283.2 million and payments for EUR 152.1 million were made with respect to equity investments.

RESULTS OF THE PARENT COMPANY, MEDIASET S.P.A.

In the first half of 2002, Mediaset S.p.A. achieved an EBT of EUR 167.0 million, after amortisation, depreciation and write-downs of EUR 84.7 million.

Economic results

(EUR millions)

31/12/2001		30/06/2002	30/06/2001
362.5	**Total net revenues**	**114.3**	**179.5**
227.7	Amortisation, depreciation and write-downs	84.7	119.7
49.0	Other operating costs	22.1	19.2
276.7	**Total operating costs**	**106.8**	**138.9**
85.8	**Operating result**	**7.5**	**40.6**
310.7	Income/(charges) from equity investments	155.1	296.2
6.4	Financial income/(charges)	4.5	1.0
317.1	**Total financial income/(charges) and from write-downs**	**159.6**	**297.2**
0.1	**Extraordinary income/(charges)**	**(0.1)**	**-**
403.0	**Pre-tax result**	**167.0**	**337.8**

Operating revenues are mainly generated with respect to Mediatrade S.p.A. for the availability of the company's library. Compared to 30 June 2001, they decreased by EUR 65.2 million; this is mainly due to the fact that the library of Mediaset S.p.A. is no longer increased by new purchases, and therefore shows a constant reduction in its quality and quantity.

Operating costs fell from EUR 138.9 million in the first half of 2001 to EUR 106.8 million in the first half of 2002; the EUR 32.1 million decrease is mainly attributable to the reduction in the value of *amortisation* of intangible rights regarding television rights.

The markedly greater reduction in operating revenues compared to that of operating costs generated a negative variation in ***EBIT*** which diminished from EUR 40.6 million in the first half of 2001 to EUR 7.5 million in the first half of 2002.

Financial income and investments shows a decrease, from EUR 297.2 million in the first half of 2001 to EUR 159.6 million in the first half of 2002, for the decrease in dividends paid by subsidiary and affiliated companies and capital losses generated by the adjustment of the book value of the investments held in Mediaset Investment S.a.r.l. for EUR 26.4 million, Mediadigit International S.a.r.l. for EUR 11.9 million and Albacom S.p.A. for EUR 9.9 million.

The reduction in EBIT, together with that of financial income and investments, determined a decrease of ***EBT*** of EUR 170.8 million.

Balance sheet summary

(EUR millions)

31/12/2001		30/06/2002	30/06/2001
1,123.6	Equity investments and other financial fixed assets	961.4	1,106.2
414.4	Television rights	330.4	520.2
3.4	Other intangible and tangible fixed assets	3.5	11.4
45.2	Net working capital and other current assets/liabilities	154.6	47.6
(3.6)	Provision for employee severance indemnity	(3.9)	(3.4)
1,583.0	**Net invested capital**	**1,446.0**	**1,682.0**
224.1	**Net financial position**	**280.3**	**200.2**
1,807.1	**Net shareholders' equity**	**1,726.3**	**1,882.2**

The most significant share of ***net invested capital*** of the parent company is represented by *equity investments* which, at 30 June 2002, amounted to EUR 961.4 million. Compared to 31 December 2001, this item decreased by EUR 162.2 million mainly attributable to the write-down of the value of the investment held in Mediaset Investment S.a.r.l. for EUR 155.3 million, the write-down of the stake held in Albacom S.p.A. (for EUR 9.9 million) carried out with respect of the resolution on the cover of residual losses accrued at 31 March 2002, by the reduction of share capital and the write-down of Mediadigit International S.a.r.l. for EUR 3.1 million.

Television rights show, compared to 31 December 2001, a decrease of EUR 84.0 million, mainly attributable to period amortisation quotas.

Net financial position improved significantly, rising from a positive balance of EUR 224.1 million at 31 December 2001 to a positive balance of EUR 280.3 million at 30 June 2002. This development was particularly influenced by the payment of dividends by subsidiary and affiliated companies, as well as the cash flow from operations, partly offset by financial charges regarding dividends paid for EUR 247.8 million and the capitalisation of Mediadigit International S.a.r.l. for EUR 15.0 million.

The ***net equity*** showed a decrease of EUR 80.8 million compared to 31 December 2001, resulting from the negative balance between the gross result of the first half of 2002 and the expense for dividends paid to shareholders in May 2002.

In the first half of 2002, the following main operations were carried out, with respect to Group investments:

- on 15 May 2002, Mediaset Investment S.a.r.l. subscribed and paid (in proportion to its own stake of 13%) a loan for EUR 1.0 million, to cover the financial need as resulting from the 2002-2004 three-year plan of its subsidiary company **TV Breizh S.A.** Since September 2000 this company, in which stakes are also held by TF1(22%) and News International Plc (13%) has been distributing the bilingual television channel bearing the same name (French/Britton) on two satellite digital platforms (TPS and CanalSatellite) and through the main French cable operators. On 22 March 2002, the company filed with the French authority in charge of audiovisuals (CSA) its application for the release of an authorisation to broadcasting on terrestrial digital frequencies, which will be assigned by November.

- On 20 March 2002, the extraordinary meetings of **Gestevision Telecinco S.A.** and **Publiespana S.A.** authorised, and gave mandate for this purpose to their Directors, a repurchase operation of own shares within the maximum limits (10% of capital) envisaged by law.

- On 8 April 2002, **Kirch Media GmbH & Co KgaA**, a company in which Mediaset Investment S.a.r.l. holds a 2.28% stake, because of its impossibility to face the cash crisis which had progressively worsened in the first months of 2002, mainly because of the lack of revenues from associated company Kirch Pay Tv, filed a preliminary request for bankruptcy with the competent section of the Munich Court. On 23 May 2002, Mediaset Investment S.a.r.l. exercised the put option granted by Taurus Holding (Kirch Media parent company) within the framework of the company agreements stipulated when defining the investment in Kirch Media, accepted the irrevocable and unconditioned purchase offer that obliges Taurus Holding to repurchase the above mentioned stake in Kirch Media for an amount equal to the capital invested by Mediaset Investment (EUR 202.1 million) plus interest as agreed in the contract. This obligation has not been fulfilled so far and the payment is now considered unlikely, with respect to the start of a preliminary insolvency procedure against Taurus Holding, which occurred on 8 June 2002.

  On 8 and 12 June 2002 respectively, also Kirch Pay Tv and Kirch Beteiligungs (a company which holds 40% of Axel Springer and a controlling stake in Slec Ltd., companies that own the international rights for the Formula 1 World Championships) filed a preliminary request for bankruptcy.

  On 14 June 2002, following the non achievement of an agreement for a recapitalisation of the company, the formal start of the bankruptcy procedure against Kirch Media occurred: the Munich court appointed an official receiver who will supervise and support the company management in order to continue the company business as well as that of its subsidiaries (by adopting the appropriate financial restructuring actions for the protection of creditors, included the renegotiation of the main multiyear agreements for the purchase of rights) and will regularly report to the Committee of Creditors, which was appointed on the same date and includes representatives from Commerzbank AG, Bayerische HypoVereinsbank AG, DZ Bank AG, Columbia Tristar International Television, Bayerische Landesbank. UBS Warburg merchant bank was requested to coordinate and manage the winding-up sale procedure and to gather in July the preliminary declarations of interest to then select, in August, the offers of potential industrial and/or financial investors for the Kirch Media assets sold. These assets include the existing library of television rights, the international sports rights regarding the 2006 *Football World Cup* and those regarding the German Bundesliga (football

premiership), as well as the 52.5% stake held by Kirch Media in ProsiebenSAT1MediaAG, a company that owns the three main commercial networks, which are leaders of the German advertising market.

- On 22 April 2002, the ordinary meeting of **Epsilon Tv Production S.r.l.** a company in which Mediaset Investment S.a.r.l. holds a 50% stake and Kirch Media & CO KgaA holds the remaining 50%, decided to cover the loss resulting from the financial statements approved at 31 December 2001, equal to EUR 324,491, by writing off share capital (equal to EUR 10,000) and simultaneous waiving by the shareholders, for the residual amount of EUR 314,492, of the receivable for the interest-bearing loan granted when the company was established, for an overall value of EUR 9 million. At the same time it was decided to pay in the share capital again and increase it to EUR 85,508, which amount was subscribed and paid according to the relevant stake by shareholders, by means of a partial waiver and following registration as share capital of part of the receivable above.
- On 24 June 2002, the deed of **merger by incorporation of RTI Music S.r.l. in its parent company R.T.I. S.p.A.** was defined. This merger project was approved and decided upon in the relevant meetings on 17 and 18 April 2002. The mergers will become legally effective as from 1 July 2002.

The Mediaset group's operations are organised as follows:

MEDIASET GROUP

COMMERCIAL TELEVISION

Italy

Advertising division
- Publitalia '80 S.p.A.
- Promoservice Italia S.r.l.

Broadcasting and contents division
- R.T.I. S.p.A.
- Mediatrade S.p.A.
- Videotime S.p.A.
- Elettronica Industriale S.p.A.
- RTI Music S.r.l.

International

Telecinco Group (40%)
- Telecinco S.A.
- Publiespana S.A.

Kirch Media (2.3%)

MULTIMEDIA/TLC

Multimedia
- Mediadigit S.p.A.

Telecommunications
- Albacom S.p.A. (19.5%)
- Olivetti S.p.A. (0.45%)

Commercial television - Italy

Advertising division

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

The following is a breakdown of Publitalia '80 S.p.A.'s revenues in the relevant periods:

(EUR millions)

31/12/2001		30/06/2002	30/06/2001
2,423.3	Advertising revenues from third parties	1,386.5	1,423.6
36.8	Advertising revenues from Fininvest Group and Mediolanum Group	18.0	21.3
7.2	Advertising revenues from Promoservice	2.6	3.5
0.2	Advertising revenues from other Mediaset Group companies	0.1	0.2
2,467.5	**Television advertising revenues Publitalia '80 S.p.A.**	**1,407.2**	**1,448.6**

Advertising revenues on Mediaset networks from third party customers (127 of which were new customers) showed in the first half of 2002, a very slight decrease (-2.6%) that should also be seen with respect to the extremely positive results (+4.5%) obtained by Publitalia '80 compared to the market in the same period of the previous year. Advertising revenues on Mediaset networks reached a higher level than that achieved in the first half of 2000.

This trend is in line with period objectives and shows during the first half of 2002 a progressive reduction of the decrease in revenues compared to the same period of the previous year (-3,2% in the first quarter 2002); specifically, advertising revenues already grew in June compared to the same month of the previous year.

The following table summarises advertising revenues in the so called *traditional area* in the first half of 2002, based on data provided by Nielsen:

(source: Nielsen-Media Research – net figures)

Media	**1st half 2002**		**1st half 2002**		**Change**
	EUR mil	**% share**	**EUR mil**	**% share**	**%**
Newspapers	917.8	22.2%	989.8	23.1%	-7.3%
Magazines	586.5	14.2%	637.2	14.8%	-8.0%
Television	2,335.6	56.7%	2,360.7	54.8%	-1.1%
Radio	157.6	3.8%	169.7	3.9%	-7.1%
Posters and billboards	92.2	2.2%	112.0	2.6%	-17.9%
Cinema	35.4	0.9%	35.0	0.8%	0.0%
Total market	**4,125.1**	**100.0%**	**4,304.4**	**100.0%**	**-4.2%**

Based on these estimates, overall advertising revenues in the traditional area in the first half of 2002 amounted to EUR 4,125.1 million, with a 4.2% decrease that confirms the general weakness of the market, though progressively recovering compared to the first months of the year (-5.5% in the first quarter).

These data show that investments from mass consumption goods remained basically stable (and however grew strongly in June 2002) while negative contributions were given by the automobile industry (-2%) (also recovering strongly in June) and especially by telecommunications (-14%) and finance/insurance (-17%).

The market reduction appears to be spread on all media. In particular, there were heavy falls in investments on posters and billboards (-17.9%), magazines and newspapers (-7.5%) and radio (-7.1%), while television limited its decrease to 1.1% (-2.3% in the first quarter). This result, besides Publitalia '80 performance, includes a growth estimate attributed to Rai network advertising revenues equal to around 1%, which should be however compared to the particularly negative results recorded in the same period of 2001 and which, net of advertising revenues connected to the Korea and Japan Football World Cup of June 2002, would be highly negative. Nielsen data also show, in the first half of 2002, lower advertising revenues for La 7 (-10.7%) and an increase recorded by MTV (+5.6%).

Broadcasting and contents division

The **Broadcasting and contents division** belongs to R.T.I. S.p.A. which, directly or by means of subsidiary companies, controls the following areas of activity:

- management of television networks and programme scheduling
- production of television programmes
- technology for the production of television programmes
- acquisition and management of television rights
- management of the signal broadcasting network
- record publishing.

Management of television networks and programme scheduling

In the first half of 2002 each network broadcast 4,344 hours of programmes for a total amount of 13,032 hours, including 6,338 hours of original programmes produced in-house.

The following table provides a breakdown of the programmes broadcast in the first half of 2002 by network and programme type, and divided between original productions and television rights purchased:

Types	Canale 5		Italia 1		Retequattro		Total Mediaset	
Films	367	8.4%	541	12.5%	1,284	29.6%	2,192	16.8%
Tv Movies	231	5.3%	176	4.1%	101	2.3%	508	3.9%
Short series	118	2.7%	35	0.8%	46	1.1%	199	1.5%
Television serials	475	10.9%	924	21.3%	321	7.4%	1,720	13.2%
Sit-coms	129	3.0%	443	10.2%	1	0.0%	573	4.4%
Soap operas	61	1.4%	-	0.0%	191	4.4%	252	1.9%
Telenovelas	-	0.0%	-	0.0%	469	10.8%	469	3.6%
Cartoons	-	0.0%	781	18.0%	-	0.0%	781	6.0%
Total rights	1,381	**31.8%**	**2,900**	**66.8%**	**2,413**	**55.5%**	**6,694**	**51.4%**
News	1,371	31.6%	294	6.8%	595	13.7%	2,260	17.3%
Sport	-	0.0%	310	7.1%	37	0.9%	347	2.7%
Entertainment:	1,349	31.1%	759	17.5%	894	20.6%	3,002	23.0%
light entertainment	*489*	*11.3%*	*252*	*5.8%*	*107*	*2.5%*	*848*	*6.5%*
talk shows	*573*	*13.2%*	*20*	*0.5%*	-	*0.0%*	*593*	*4.6%*
music	*2*	*0.0%*	*27*	*0.6%*	*113*	*2.6%*	*142*	*1.1%*
quiz-game-shows	*227*	*5.2%*	*134*	*3.1%*	*118*	*2.7%*	*479*	*3.7%*
reality	*6*	*0.1%*	*299*	*6.9%*	*2*	*0.0%*	*307*	*2.4%*
soft news	*52*	*1.2%*	*27*	*0.6%*	*554*	*12.8%*	*633*	*4.9%*
Culture:	19	0.4%	5	0.1%	259	6.0%	283	2.2%
culture programmes	*17*	*0.4%*	-	*0.0%*	*235*	*5.4%*	*252*	*1.9%*
documentaries	*2*	*0.0%*	*5*	*0.1%*	*24*	*0.6%*	*31*	*0.2%*
theatre	-	*0.0%*	-	*0.0%*	-	*0.0%*	-	*0.0%*
Soap operas	143	3.3%	-	0.0%	-	0.0%	143	1.1%
Television serials	33	0.8%	24	0.6%	-	0.0%	57	0.4%
Sit-coms	-	0.0%	33	0.8%	1	0.0%	34	0.3%
Television sales	48	1.1%	19	0.4%	145	3.3%	212	1.6%
Total productions	**2,963**	68.2%	**1,444**	33.2%	**1,931**	**44.5%**	**6,338**	**48.6%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**13,032**	**100.0%**

At the end of the first half of 2002, Mediaset networks, thanks to the very positive results achieved in the guarantee period, with Canale 5 leading network in Prime Time, make up for the Football World Cup broadcast in June 2002 by RAI networks, recording a slight decrease in the full day audience.

The performance of our networks is, however, 0.6 points better with respect to the full day, than in the first half of 1998 (France World Cup).

The results achieved by national networks in the first half of the year are shown below, including, for 2002, the broadcasting of the Football World Cup.

Total day share	**1st half 2002**	**1st half 2001**	**Change over 2001**
Mediaset networks	43.0%	44.4%	-1.4%
RAI networks	46.9%	46.7%	0.2%
La 7 network	1.6%	2.0%	-0.4%
Others	8.5%	6.9%	1.6%
Total	**100.0%**	**100.0%**	

The Prime Time result is positive, with an increase for all Mediaset networks (44.4% vs. 44.0% over the same period of 2001) thanks to the extraordinary performance of Italia 1 which ended at 12,2% and with Canale 5 always leading the Prime Time, with 24.3% while Rai 1 is blocked at 22.9%.

It is worth mentioning the 36.5% achieved in Prime Time by Canale 5 plus Italia 1, the best result achieved in the first half of the last four years.

The decrease of Mediaset networks in the full day is attributable to its fall in Day Time for the obvious presence, in June 2002, of the Football World Cup broadcast by RAI networks in this bracket.

The viewing figures of each of the Mediaset networks in the first six months are analysed below.

Prime Time audience data refer to the 20:30-22:30 time bracket.

Canale 5

In Prime Time, Canale 5 confirmed to be the channel of choice for the audience, with a share of 24.3% against 22.9% of its direct competitor, Rai 1. The decrease in Day Time is to be related to the new balance in the relationship with Italia 1.

In the first half of 2002 Canale 5, though decreasing by 1.3 points, because of the new balance with Italia 1 and the Football World Cup, (23.0% vs. 24.3%) in the 24 hours viewing share, remains the leading network on people aged 15-64 (24.5% vs. 22.4% for Rai 1) and 15-34 (26.8% vs. 18.5% for Rai 1).

Canale 5 - Total audience	**1st half 2002**	**1st half 2001**	**Change over 2001**
Total day share	23.0%	24.3%	-1.3%
Day Time	22.6%	24.0%	-1.4%
Prime Time	24.3%	24.9%	-0.6%

- In ***Day Time*** the now historical Italian soap opera Vivere, in its fourth year, confirmed the good results of its new afternoon placement with 20.7%, and over 50% on very young girls (15-19 years of age).

  Cento Vetrine continues to grow, rising from 26% in the first half of 2001 (its first year on the air) to an exceptional 29.1%, with peaks over 33%. The new soap opera of Canale 5 is very successful especially among young people (34.7%), and has over 45% share among women aged 20 - 34.

In the afternoon, the talk show *Uomini e Donne*, which has become a source of new faces and characters, beats its direct competitor *Al posto tuo* with a share of 24.8% on the audience (vs 22.6% of the programme by A. D'Eusanio) and 27.5% on women (vs 23.6% of *Al posto tuo*).

Verissimo's audience has been growing throughout the year: from 23.4% in January to 25.5% in May, up to an excellent share of 30% achieved in June. A positive 16.8% was obtained by the second showing of the magazine broadcast in the morning, with a better audience compared to that of the series *La casa nella prateria* (15%) broadcast at the same time in the first half of 2001.

Passaparola ended the period at 26.6% and confirmed to be the leading programme in early evening. Good results were achieved also in the second half of June by *Il meglio di Passaparola*, at 19.8%. *Chi vuol essere milionario* continues to be successful, and in its 5 weeks in the schedule it reached a 28.1% share, peaking at 30% in May.

At week-ends, *Buona Domenica* defeated once again *Dom&Nika In*, with an overall share of 24.7%, while Rai 1 programme remained at 22.2%.

A specific note, in the first half of 2002, should be reserved to the news: The *TG5* evening news by E. Mentana achieved a historical result: with 29.9% vs. 29.5% of TG1, it retained its leadership against the news of Rai1, that it had already conquered in the first quarter of the year.

The afternoon news, with 24.8%, is slightly growing compared to the same period of 2001 (24.6%).

Late at nights, the *Maurizio Costanzo Show* ended the period at 20.7%, with peaks at 30% on Fridays.

- In ***Prime Time,*** *Striscia la Notizia* confirmed its success: even with the usual change of hosts, it ended the period at 31.4% (programme). Starting from 10 June, *Veline* replaced the successful satirical news programme and achieved a good 25.8% (programme).

As usual, productions represent a strength for the network's Prime Time: on Friday nights, *Scherzi a Parte*, this year hosted by three people, T. Teocoli – M. Hunziker – M. Boldi, achieved an exceptional 32.0%; on Saturday *C'è posta per te* achieved 29.2% in spite of strong competing programmes; a highly positive return was that of *La Corrida*, hosted by G. Scotti, who had to take over Corrado's powerful presence. This historical format did well in the direct competition with Fiorello's *Stasera pago io* and reached 27.3%.

Drama achieved good results in the first six months of the year, and was highly successful by proposing various genres: tormented love stories set in various ages, such as *Francesca e Nunziata*, with S. Loren, G. Giannini and R. Bova, (29%) or *Per Amore*, with R. Girone, A. Valle and P. Calissano (25%); stories taken from the news, such as *Il Sequestro Soffiantini*, with M. Placido (29.3%); religious biographies, such as *Sant'Antonio di Padova* with D. Liotti (28.3%); stories taken from literary works such as *Incompreso*, taken from the famous novel by F. Montgomery, featuring M. Buy and L. Zingaretti (26.1%); entertaining series such as *Carabinieri*, which reached 24.1%.

Filmissimi, the traditional event on Mondays on Canale 5, ended the six months with an overall average of 24.6% (vs 20.6% of the *Lunedifilm* cycle on Rai 1). It is worth mentioning titles such as *Out of sight*, which obtained 29.3%, *Nemiche Amiche* and *Se scappi ti sposo*, both at 28.8%, *Vi presento Joe Black* with 28.3%, *Patch Adams* and *Le regole della casa del sidro* both at 26.5%.

Two significant television events are also worth a mention, within the network's schedule: the *Gran Premio Internazionale della TV*, at its 16th year, with an excellent 40.4% (programme), its best result since 1996; the *Galà della Pubblicità*, which returned on Canale 5 in 2001 and had very positive results: 24.6% (programme) for this year vs. 24.5% (programme) of the 2001 show (programme data).

Italia 1

In the first half of 2002 the performance of this network was brilliant, with audience increases at all times, compared to the same period of 2001.

In Prime Time, Italia 1 established itself as third network, after Canale 5 and Rai 1, with a share of 12.2%. In the full day, Italia 1 is once again the first choice among children aged 4 - 14 years with 25.7%, and the third network on young people aged 15 - 34.

Italia 1 - Total audience	1st half 2002	1st half 2001	Change over 2001
Total day share	11.1%	10.4%	0.7%
Day Time	10.8%	10.2%	0.6%
Prime Time	12.2%	10.9%	1.3%

In detail:

- In ***Day Time***, in the morning TV serials obtained positive results: *Mac Gyver* reached 14%, with almost 49% on young males aged 15 - 19; *Supercar* did also well, with 11.2%.

  In the afternoon, cartoons play a significant role: *I Simpson* confirm their success conquering 13.6% of the audience, 42.3% of children and 23.9% of young people aged 15-34; a good result was obtained by *Futurama*, another cartoon by M. Groening, with 11.9%; appreciation was found by *Magica Doremi* (14.0%) and *What a mess Slump e Arale* (13.8%), just like the "historical" *Holly & Benji* (12.7%) and *Lady Oscar* (14.7%).

  The television series *Dawson's Creek* reached 11.6%, winning the hearts of 34.8% of young people aged 15-24.

  The first half of 2002 ended very positively also for productions.

  The trend of *Saranno Famosi* was extraordinary, this was the real revelation of the television season: the afternoon programme from Monday to Friday started with 12.3% in January to reach an overall average of 14.3% on the whole audience, attracting to the network 42.0% of young people aged 15 - 24; from 25 March, an early evening daily programme was introduced, which reached 8.4%; excellent results were also achieved by the special programme of Saturday afternoon, which obtained 25.5%, and managed to peak at 33.1%.

  A successful experiment was carried out with the *MPT Mi piaci tu* format, a new reality show that in two weeks manage to reach 11.6%, achieving almost 35.0% on young people aged 15-24.

  An extraordinary season was experienced by *Sarabanda* which started from 9.5% in January and reached 15.5% in May and an average share in the first half of 2002 of 13.6%.

  On Saturdays, *L'Assemblea*, with Ambra chairing a "parliament" of young people, ended the period at 13.8%, winning the hearts of 23.5% of the audience between 15 and 24 years of age.

  It is also worth mentioning the good results of the *Motor Racing World Cup*: Sunday races reached 20%, attracting to the network 27.0% of the male audience. The *Moto GP races (former 500cc)* were particularly successful, with 25.1%, and 33% of males.

  The first half of 2002 was positive also for the news. The audience levels of both *Studio Aperto* news are on the rise: the afternoon edition of Giordano's news gains 1.6 points (14.9% vs. 13.3%) while the evening programme in the new position at 18:30 reaches 9.7%.

As to *late at night*: entertaining productions are still successful: *Zelig*, on Monday night, with its well established formula showing comedians on stage, ended at 18.6%, gaining 3 points compared to 2001; on Thursday night, also the share of *Le Iene* increases: with the new group of hosts (A. Marcuzzi, L. Bizzarri and P. Kessisoglu) it went from 14.1% in 2001 to 15.7% this year.

Results were improved also for sports productions: *Controcampo* on Sunday night reached 14.5% (+1.4 compared to the same period in 2001); the Wednesday late evening programme *Pressing Champions League* obtained 13.4% (+0.3 compared to the same period in 2001).

- In ***Prime Time***, as to productions, there was the brilliant performance as main programme, starting from 19 March 2002, of *Saranno Famosi*, which achieved 18.4%.

  On Sunday night, the double bill *Mai dire domenica* and *Le Iene* show guarantees 12.6% for the network.

  The second show *Il Protagonista* did very well, with 14.2% (vs 11.2% of the show broadcast in October 2001).

  A very good contribution, on Wednesday night, was given by *Champions League* matches which, in spite of the absence of Italian teams after the quarter finals, reached 18.5%. Excellent results were obtained by Deportivo – Juventus (21.8%), Barcellona – Roma (21.5%) and the final match Bayer Leverkusen – Real Madrid (21.4%).

  The success of the second showing of the first and second series of *Distretto di Polizia* deserves a mention, since it reached 12.0%.

  Good results were achieved by prime times devoted to cinema: Thursdays and Fridays obtained 12.3% and 11.7%, respectively. Among the films worth mentioning: *Trappola sulle Montagne Rocciose* (16.2%), *Indiana Jones* e *il tempio maledetto* (15.4%), *The Peacemaker* (14.8%), *Mowgli il libro della giungla* (14.7%), *Il mondo perduto di Jurassic Park* (14.3%)

Retequattro

In the first half of 2002 in the full day, this network maintained its levels on its targets of reference, i.e. people over 55 (11.8%) and female audience (9.6%).

Retequattro - Total audience	1st half 2002	1st half 2001	Change over 2001
Total day share	9.0%	9.7%	-0.7%
Day Time	9.2%	10.1%	-0.9%
Prime Time	7.9%	8.3%	-0.4%

In detail:

- in ***Day Time*** in the morning the new telenovela *Innamorata* obtained a good 10.9%, winning the hearts of 13.7% of female audience.

  Significant growth was recorded (from 18.2% in January to 18.6% in May) by the historical production *Forum*, which ended its XVII series with an overall average of 18.1%, with shows over 20.0% of share, in spite of the strength of the competitive programmes, both on Rai and Canale 5 at lunch time.

In early evening, good results were achieved by the telenovela *La forza del desiderio*, which ended at 6.8%.

At week-ends, positive results were achieved by productions: *Sabato Vip* reached 17%, slightly improving the result of the first half of last year (+0.2); an excellent half year for *Il trucco c'è*, which ended at 15.9% vs. 14.7% of the same period of 2001; *Domenica del villaggio* reached 16.2%, appealing 21.6% of people over 55; *Melaverde* audience grew compared to the first half of 2001, with an increase of 0.4 points (8.9% vs. 8.5%).

As to the news, the audience of the evening news *Telegiornale 4* are rising, at 9.1% (+0.6 points compared to the first six months of 2001). A positive development was showed also by *Sipario del Tg4*: the magazine after the evening news, hosted by F. Senette, rose from 5.5% in January to 6.3% in June (5.7% on average).

Late at night: the films in the cycle *I Bellissimi di Retequattro* continue to represent a strength for the network, as is shown by the results of *Una donna in carriera* (15.8%), *Music Box* (14.8%), *Il principe delle maree* (14.1%), *Basic Instinct* (14.0%).

Good results were obtained by *Cinema festival*, with an average of 11.3% with films such as *Monella* (21.5%), *Un nuovo giorno* (16.6%), *Metalmeccanico e parrucchiera* (16.4%).

- In ***Prime Time*** some productions deserve a mention: the three nights of the festival of Naples' music *Viva Napoli* reached on the whole an excellent 10.9%, growing 0.3 points compared to 2001, winning the hearts of over 20% of the audience aged over 65; a good performance was obtained on Wednesday night by the show hosted by I. Zanicchi *Testarda Io*, with 9.7%; *La macchina del tempo*, an encounter with culture, history and science on Thursdays in a new set, ended at 8.5% (vs 7.5% in the first half of 2001).

A fundamental contribution was given by football: the matches of the *Under 21 European Championship* reached 14.9%; AC Milan matches in the *Uefa Cup* obtained 12.3%, and the semi-final *Milan - Borussia Dortmund* reached 15.5%; good results were obtained by *Champions League*, at 9.8% (particularly *Barcelona – Real Madrid* at 12,1%).

Prime times devoted to cinema confirm to remain a precious resource. In particular: *Ancora 48 ore* (13.1%), *Fino a prova contraria* (12.4%), *Omicidio nel vuoto* (12.2%), *Il ragazzo di campagna* (12.9%), *La prossima vittima* (11.9%), *Il senso di Smilla per la neve* (11.8%).

Production of television programmes

In the first half of 2002, R.T.I. S.p.A. produced 42% of the television programmes broadcast by the Mediaset networks.

The following table shows the number of productions completed in the first half of 2002, by type of programme and separated into television programmes and sales programmes:

Types	Number of productions made								
	30/06/2002			30/06/2001			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Television programmes									
Entertainment and talk shows	41	60	101	32	62	94	28.1%	-3.2%	7.4%
Other news	6	34	40	5	46	51	20.0%	-26.1%	-21.6%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	4	13	17	3	10	13	33.3%	30.0%	30.8%
Quiz-game shows	2	7	9	4	10	14	-50.0%	-30.0%	-35.7%
Mucis	2	5	7	3	7	10	-33.3%	-28.6%	-30.0%
Soap operas	-	2	2	-	2	2	0.0%	0.0%	0.0%
Long dramas	1	-	1	2	-	2	-50.0%	0.0%	-50.0%
Total television programmes	**56**	**125**	**181**	**49**	**141**	**190**	**14.3%**	**-11.3%**	**-4.7%**
Commercial programmes									
Television selling	2	18	20	-	19	19	0.0%	-5.3%	5.3%
Total commercial programmes	**2**	**18**	**20**	**-**	**19**	**19**	**0.0%**	**-5.3%**	**5.3%**
Overall total	**58**	**143**	**201**	**49**	**160**	**209**	**18.4%**	**-10.6%**	**-3.8%**

The reduction in the number of original productions is mainly attributable to the News area and, to a lesser extent, to games and music programmes; conversely, the number of entertaining programmes in prime time increases.

Canale 5 loses *Casa dell'Anima, Buon Mercato* and *Verissimo estate* in the *News* type and *il Disco per l'Estate* among music programmes. In prime time, entertainment loses *Piccole Canaglie* and *I Ragazzi Irresistibili* but produces*: Scherzi a Parte, La Corrida, Stranamore in tour* and a series of specials such as *Maurizio Costanzo show, Saranno Famosi, Sposami Subito* and *Come Sorelle. Mezzogiorno di Cuoco* is lost from Day Time.

Italia 1 does not produce *Asterisc, Vox Populi* and the summer programmes *Bellavita* and *Real tv estate*, the game *Il Traditore* and the music shows *Super* and *Rapido tv.it*. In Entertainment, *Survivor, Mai dire Gol, Matricole* and *Tempi Moderni* are not broadcast in Prime Time and the programmes *Wozzup, Popstar, 2008* - by A. Pezzi, *Mai dire Maik* and *Da dove Digiti* in Day Time. Conversely, the following Sunday programmes are made: *Gialappa's* and *Iene, Saranno Famosi* in Prime Time and in Day Time and *l'Assemblea, Mosquito* in Day Time.

Retequattro no longer broadcasts in Prime Time *Divieto d'Entrata* and *Angeli* but produces *Testarda Io, Albano storie d'amore e d'amicizia* and *I 7 Vizi Capitali*; in the afternoon, *Sembra Ieri* replaces the game *OK il prezzo è giusto* and among quiz shows, *Mate&Venere* and *Salto nel Buio* are lost. Among the News slots, there are no confirmations for *Millenium*, the documentary *Ushuaia* and the summer editing of *Vivere Meglio*.

The following soap operas were own productions in the first half of 2002 for Canale 5: *Vivere* and *100 Vetrine* and the following Prime Time drama: *Carabinieri*.

In the first half of 2002, finished products, net of Soap and Drama, diminished by 87 hours (-2.3%) compared to the first half of 2001. The most significant decreases are in the News, with the programmes *Vox Populi, Casa dell'Anima, Buon Mercato, Millenium*, the summer programmes *Bellavita, Verissimo estate, Real tv estate* and the editings of *Vivere meglio* and *Music* for the loss of *Super* and *Rapido tv.it*.

More hours are produced with respect to sports, because of the Motorcycle World Championship and the Under 21 Football European Championships, the latter were not present in 2001.

Types	Hours of finished product				
	30/06/2002	% on the whole	30/06/2001	% on the whole	Change %
Entertainment and talk shows	1,377	36.9%	1,334	34.6%	3.2%
Other news	491	13.2%	610	15.9%	-19.5%
News	904	24.2%	880	22.9%	2.7%
Sport	321	8.6%	283	7.4%	13.4%
Game and quiz shows	336	9.0%	416	10.8%	-19.2%
Television selling	137	3.7%	126	3.3%	8.7%
Music	53	1.4%	56	1.5%	-5.4%
Soap operas	104	2.8%	108	2.8%	-3.7%
Short series	7	0.2%	32	0.8%	-78.1%
Total	**3,730**	**100.0%**	**3,845**	**100.0%**	**-3.0%**

Technology for the production of television programmes

The technology for the production of programmes (in-house production) is owned only to a minimum extent by R.T.I. S.p.A., and is mainly concentrated in the subsidiary company Videotime S.p.A., which guarantees the **maintenance** and technological development of productive systems (studios, post-production and graphic rooms and mobile direction units).

In the last few years, the emergence of digital technology has mainly affected the first stages in the television production process: **production** (in studio) and **post production** (in the editing room). The plan for the transformation into digital of all shooting and editing equipment is under way, which started in the second half of 1990s and will be concluded in the next 3 years.

The two projects started in the first half of 2002 fall within this framework and concern the conversion to digital technology of two studios in Milan and Rome. In the latter case, the project was included in the wider context of the **consolidation of technology at the Elios Production Centre in Rome**, owned by the real estate company Titanus Elios S.p.A., of which Videotime S.p.A. acquired a 30% stake in 2001. The objective is to provide the Elios centre with appropriate technology for television production, creating this way the second Videotime production centre for entertainment after the Cologno Monzese centre. New post production rooms were set up in the last few months in this studio.

In the first months of the year, analyses were carried out regarding the stage after the production process, i.e. **storage**, which, in turn, comes before the emission, distribution and broadcasting of the signal. In particular, the possibility to better exploit the editorial office and digital archive of the Studio Aperto news is being examined, which has been active since last autumn. A further dissemination of similar systems in all production areas could bring benefits deriving from the integration of the various process stages and from the opportunity of sharing common contents.

In the first half of 2002, significant investments were made for the lighting systems of the entertainment Production Centres. In the Cologno Monzese Centre, lighting systems have been started for two large studios and a third similar projects had to do with a studio in the Elios Centre in Rome, within the framework of technological consolidation previously mentioned.

Acquisition and management of television rights

Mediaset S.p.A. and its subsidiaries have the most important library of television rights in Italy and one of the largest in Europe.

The following table contains details of the rights library by category at 30 June 2002:

Types	No of titles	Episodes
Films	5,061	5,061
Television serials	665	15,296
Telenovelas	25	3,511
Cartoons	737	22,469
Short series	222	693
Soap operas	18	3,415
Tv movies	1,956	1,996
Sundry (Musicals, Entertainment, Theatre, etc..)	740	2,251
Total	**9,424**	**54,692**


Soap Opera e Telenovelas 0.5%
Cartoons 7.8%
Short series 2.4%
Television serials 7.0%
Tv movies 20.8%
Films 53.6%
Vari Musicals,Varietà, Prosa, ecc..7.9%

All activities regarding the purchase and production of rights for the Italian television have been brought under Mediatrade S.p.A.

This company has the objective to manage the rights library of the group. New rights are bought up on a continuous basis from:

- ***US Majors:***

  the Mediaset Group has signed long-term agreements to buy rights from the leading US producers and distributors; these agreements typically involve purchases for an average of 5 years, with the possibility of 4 or 5 television screenings.

  Agreements are currently in place with MCA-Universal, Twentieth Century Fox, Sony Columbia, Warner Bros. International, Dreamworks.

- ***International television producers:***

  the Group has important, well-established rights purchase relations with US and European producers who supply very popular television products (TV movies, soap operas, mini-series and TV series).

The serial nature of these programmes, produced on a seasonal basis, makes for a lasting producer / user relationship and makes it possible to "loyalise" the viewer to the broadcasting network.

- ***Italian film producers / distributors:***

  from Italian companies, the Group buys packages including both the television rights to films produced by them (which, together with the purchase of European films, are important in complying with the broadcasting quotas imposed by television broadcasting regulations) and the rights to international films.

  The rights agreement in place with the associated company Medusa Film S.p.A., one of the leading distributors in Italy, plays a fundamental role in this context.

- ***In-house drama production:***

  the Mediaset Group has the *know how* and organisation to select projects and produce highly popular TV movies, mini-series and TV series. These programmes are produced in-house or together with leading international partners. In some cases, production costs are partially covered by exporting the programmes produced.

  The first half of 2002, in line with the strategy devised in the years 1999-2001 for the strengthening of the Group's core business, saw a major drive towards the production of dramas, which turned these series into a central element typical to Mediaset networks schedules.

  In particular, the following series of significant long-series productions were confirmed (television series and soap operas), and important projects were defined for the production of short-running drama series with a high publishing profile, connected to topical issues, to literature classics and to important Italian people.

  A significant role is played by the exclusive production agreement renewed for 2003 with *Tao Due*, one of the leading operators in the field, with which the Mediaset group has had a supply relationship for some years; recently, the collaboration with *Tao Due* led to the production of short-series (*Ultimo, Ultimo 2: la Sfida, La Uno Bianca, Il Testimone*) and long-series (*Distretto di Polizia*) that proved very successful.

In the first half of 2002 the Mediaset group also made steps towards further improving its rights library.

Of the many agreements reached, the following are worthy of note:

- the acquisition, by virtue of the long-term agreements in place with US majors, of the following blockbusters: *La Mummia, Haunting-Presenze, American Beauty, La Sottile Linea Rossa;*
- the renewal of the rights to a number of the most successful television series such as: *Beautiful, Sentieri, X Files, Ally Mc Beal, Buffy, Siska;*
- the start of the co-production of the soap opera *Terra Nostra 2;*
- the acquisition for the current television season of films like *The Million Dollar Hotel, Un Marito Ideale, Sai che c'è di Nuovo, Passion of Mind, Titus, Una Spia per Caso, Sbucato dal Passato,* with respect to the triennial (1999-2002) agreement with the subsidiary company Medusa Film S.p.A.;
- the production of several television movies, mini-series and television series with very prestigious casts and scriptwriters, such as: *La Notte di Pasquino* (with Nino Manfredi), *Benedetti Dal Signore* (with E. Greggio and E. Iacchetti), *Ferrari, Il Papa Buono, Doppio Agguato, L'Ultima Pallottola/Omicidio a Sei Facce, Distretto di Polizia 3 , Il Bello delle Donne 2.*

The production of the fourth series of *Vivere* is particularly important, as is the second series *Centovetrine*, both Italian soap operas with 230 shows that constantly maintain high audience levels on our flagship network.

Management of the signal broadcasting network

The signal broadcasting networks owned by R.T.I. S.p.A., is managed by the subsidiary company Elettronica Industriale S.p.A. The latter ensures the **development** of the network, i.e. network engineering function and around the clock maintenance and **operation** 365 days a year.

The network carries the signals of R.T.I. S.p.A.'s three commercial television networks (Canale 5, Italia 1 and Retequattro) to over 99% of the country's population. This infrastructure is not only used to broadcast the signal of television programmes from the Segrate centre (distribution system), but also to carry semi-finished signals from any point on the network to the television production centres where the television programme is made (contribution system).

The digital transformation process of the signal **carrying network** by means of radio repeaters, completed in the second half of 1990s, enabled R.T.I. to fully express a highly precious potential: considering the three signal carrying modes (radio repeaters, satellite and optic fibres), there is an established broadcasting capacity that may be used for the most varied purposes, for example also for the future Terrestrial Digital Television.

Therefore, projects carried out in the last few months aimed at removing any risk of unavailability of the transportation infrastructure, in order to further increase the overall reliability of the network. The project for the **redundancy of the Cologno Monzese node** has significantly progressed (the first node in the transportation network downstream of broadcasting), which will remove the criticality of the existence of one single starting point for all the backbones, and will thus make the transportation network fully "meshed", i.e. with the guarantee of at least two alternative pathways to connect the emission point with any terminal node.

In the first half of 2002 significant projects were carried out in the **broadcasting** area, which represents the origin of distribution process of the television signal in Italy. Tests were continued on the new automation system of the **assembly and broadcasting** for the three R.T.I. commercial networks (Canale5, Italia1 e Retequattro). In the first months of next year this system, once fully operational, will enable us to improve the quality of the current process, reducing the risk of error connected to several manual operations (e.g. handling of the magnetic support, sequence of events, etc.).

In the last few months the preparation was continued for the **transition to Terrestrial Digital Television** regulated by recent legislation (Law no. 66 of 20 March 2001). The main project that has been started deals with experimentation, by means of which in the next few months the future scenarios will be simulated that terrestrial digital will make available. This project, is not only limited to a technological test on assembly and broadcasting modes of a signal in numeric format, but has the objective to assess future potential market, testing possible new contents and new applications with their consequences on viewers (e.g. model of decoder penetration among users, interactivity, etc.).

Music Publishing

RTI Music S.r.l. (which on 1 July 2002 will be merged by incorporation in parent company RTI S.p.A.) is active in the field of music publishing connected to Mediaset Group television activities. This business includes the production, acquisition, management and protection of copyright to music tracks for audio-visual works.

RTI Music S.r.l. made in the first half of 2002 the soundtracks of films and television series produced by Mediatrade S.p.A. (including *S. Antonio, Valeria medico legale, Per amore e per vendetta)*, by Medusa Film S.p.A. (including *Zero in condotta, Malena, Concorrenza sleale)* and by external executive producers (including *Ma il portiere non c'è mai, Il commissario Montalbano 3, I cavalieri che fecero l'impresa)* and dramas by R.T.I. S.p.A. *(Sei forte maestro 2, Distretto di polizia 2)*. RTI Music S.r.l. also performed audio work, on behalf of R.T.I. S.p.A., on many television productions (including *La sai l'ultima, Buona Domenica, Saranno famosi, Al Bano*).

RTI Music S.r.l. also supplies an important music archive service with its "Music Bank"; it currently owns around 7,000 hours of music with own original recordings of works and around 30,000 hours of original recordings of works owned by third parties and other music.

In the first half of 2002, this business generated revenues of EUR 2.5 million, mainly as a result of broadcasting rights for the use of music used in programmes scheduled on Mediaset networks.

Commercial television - International

Telecinco Group

Based on currently available information, in the first half of 2002 advertising investments on television in Spain recorded a 3.5% decrease, compared to the same period of the previous year, and amounted to around EUR 1,083 million.

In the same period, gross advertising revenues of Publiespana for Telecinco, equal to EUR 288.9 million, decreased by 9.6% compared to the first half of 2001, and showed however starting from the second quarter a progressive and clear improvement. Telecinco confirms its leadership in the domestic television advertising market also at the end of the first half of 2002. Advertising sales obtained by Telecinco in the first half of the year were affected by the general and prolonged weakness of the Spanish advertising market, and by generally unfavourable audience shares, especially in the first part of the year.

In that period, Telecinco recorded a strong fall in its audience share, mainly attributable to the scheduling strategy of the state television which concentrated, in a traditionally low season period for advertising investments, some formats that had a great impact on the audience, among which *Operaciòn Triunfo*. In the following months, a progressive increase in audience shares was witnessed, especially by virtue of the presence in the schedule of the third *Grande Fratello* which achieved peaks above 45%..

In the first half of 2002 Telecinco reached an audience share on the full day of 19.7%, with a decrease of 2.1 share points compared to the same period of the previous year; both its main private competitor, Antena 3 (which in June broadcast the Spanish national team matches at the World Cup), and TVE-1 recorded a slight increase in audiences, respectively reaching 20.9% (20.3% at 30 June 2001) and 25.2% (24.7% at 30 June 2001). Telecinco however, maintains its leadership in the audience of the commercial target, with a share of 22.9% (25.1% in the same period of 2001).

The unfavourable results of advertising revenues and audience shares especially concentrated in the first part of the period, generated for Telecinco, in the period under examination, a reduction of EUR 26.6 million (-8.7% compared to the same period of the previous year) of consolidated net revenues which reached EUR 280 million in the period. Period EBIT amounted to EUR 59.1 million, compared to EUR 116,1 million in the first half of 2001, and operating profitability was equal to 21%. The net profit for the period amounted to EUR 33.7 million, with a decrease of EUR 38.6 million compared to 30 June 2001.

Currently available information about advertising revenues after 30 June 2002 show a progressive recovery of Telecinco advertising sales, which in July/August increased by 1.2% compared to the same period of the previous year.

The equity valuation of the 40% investment held in Telecinco and Publiespana by the Mediaset group, including the goodwill amortisation quota (equal in the period to EUR 10.1 million), implied for the Mediaset group net income for EUR 3.4 million.

Multimedia and telecommunications division

Multimedia operations

The Mediaset Group's multimedia operations are mainly concentrated in Mediadigit S.p.A., a company that has been active since 2000 and which is in charge of operations regarding theme channels, Internet operations and teletext operations, with the objective to develop synergy and *brand extension* opportunities with respect to our traditional *core business* focused on television, by providing services and contents that can be distributed on various platforms (Pay TV, Internet and Telecommunications). Multimedia operations also include the specialist magazine *MT La Macchina del Tempo*, published by R.T.I. S.p.A. and available since November 2000. Advertising sales based on the Internet and the theme channels (for the latter as of the second half of 2001) are supported by Publitalia'80 S.p.A. as exclusive concessionary.

With reference to **theme channels**, the channels Duel Tv, Comedy Life (both starting from April 2000) and MT Channel (from January 2001), are distributed by Stream, while *Happy Channel* has been distributed on D+ since March 1998. At 30 June 2002 the overall number of subscribers to Mediadigit satellite channels amounted to 1,724,000, 825,000 subscribers of which regarding the three channels distributed on the Stream platform and 899,000 subscribers to the Basic package by Telepiù. Overall **revenues** generated by the distribution to these two digital platforms of these channels amounted in the first half of the year to EUR **10.2 million**, on the rise compared to EUR 9.8 million in the first half of 2001.

As to **Internet** operations, it should be noted that in June 2002 all the sites owned by the Group recorded around 115 million page views, with a daily average of around 3.8 million page views, 30% of which generated by Jumpy.

The sites regarding the *MOL* vertical portal and the network sites contributed with 55 million page views (more than three times as much than in June 2001). The News area (*Tgcom*, *TG5.it* and *TgFin*) totalled in June 2002 about 26 million page views. *Tgcom* performance deserves a mention (in June 2002 more than 600,000 average daily page views), the online news of the Group, which contributed to around 70% of the whole page views in this area.

Total **revenues** from the Group Internet area, in the first half of 2002, amounted to EUR **3.4** million, increasing with respect to EUR 2 million in the same period of the previous year.

As to **Teletext** operations (Mediavideo and interactive service), in the first half of 2002 revenues amounted to **EUR 3.6 million**, an increase over EUR 2.3 million in the same period of the previous year. In 2002, the graphic restyling of the Mediavideo brand and of the layout of the relevant contents was completed, in order to make this product more appealing to television users and commercial clients.

Telecommunications

The Mediaset Group is currently active in the field of telecommunications though the stakes held by Mediaset S.p.A. in Albacom S.p.A.(19.5%) and Olivetti S.p.A. (0.45%).

In the field of fixed telephony, **Albacom S.p.A.**, now established second national operator in the field of telecommunication services for business clients, achieved in the year ended 31 March 2002, one year in advance with respect to company plans, its first significant economic objective, i.e. the achievement of positive EBITDA (EUR 0.7 million, compared to the negative gross margin in the previous year, equal to EUR -60.5 million).

At the end of the year which ended 31 March 2002 this company had 105,000 active customers (compared to 55,000 in the previous year) and over 7 billion minutes of traffic, growing 44% compared to the previous year. In the same period, net consolidated sales amounted to EUR 578 million, with a 24% increase over the previous year, while net result showed a loss of EUR 133.4 million (141.6 million in the previous year) already covered for EUR 77.9 million through the recapitalisation project carried out by shareholders at the end of 2001. In order to sustain Group development strategies, during the year investments for around EUR 240 million were made. The indebtedness ratio of the Group equals 44.5%, well below the industry average.

Such positive results reward the action of the management and the company organisation in terms of a careful management policy of operating costs and the further development of a customer-orientation policy, even by means of a constant enlargement of the range of products and services.

In the first half of 2002, Mediaset S.p.A. paid a non-interest-bearing loan to cover the financial needs of the company, for an amount of EUR 18.8 million registered, together with EUR 5.5 million already paid in 2001, as share capital following a resolution by the extraordinary Assembly that was held on 3 July 2002 (as is described below in the Section of the Report devoted to the events after 30 June 2002).

The economic and management trend of the first three months of the fiscal year that will end 31 March 2003, shows in turn extremely positive developments, with a increase in revenues of more that 33% over the same period of the previous year and a further improvement of EBITDA, which remains positive.

Because of the final results regarding the April-June 2002 period, the result regarding the last three months of the fiscal year ended 31 March 2002 (first quarter 2002) and of goodwill amortisation (EUR 1.1 million), the equity valuation of the investment in Albacom S.p.A. resulted in a total charge of EUR 12.4 million for the Mediaset group at 30 June 2002, clearly lower than that recorded in the same period of the previous year (EUR 21.3 million).

The shareholding held in **Olivetti S.p.A.** gives Mediaset another stronghold in a sector that is considered to be crucial in future years, with the conversion to the terrestrial digital television, in fundamental segments of the television core business (distribution, interactivity and access to customers). The half year results show an increase in consolidated revenues (which amounted to EUR 15.5 billion at 30 June 2002) equal on a like-for-like basis to 1.4% over the same period of 2001 and an increase in characteristic EBIT of 11.3%; in the same period, consolidated net financial indebtedness was reduced (from EUR 38.4 billion at 31 December 2001 to EUR 37.1 billion) in line with the objectives of the Olivetti-Telecom Group strategic plan, while that of Olivetti S.p.A. went down by EUR 0.6 billion, to EUR 15.7 billion. After 30 June 2002, a few disposals were carried out of non strategic investments that will lead to a further reduction in consolidated financial indebtedness for an amount of around EUR 2.2 billion and the relevant capital gains were registered. In the light of the positive economic and financial results of the period, the value of the shareholding held by Mediaset S.p.A. in Olivetti S.p.A., though higher (EUR 42.7 million) than the corresponding share of consolidated shareholders' equity, retained its

purchase value at 30 June 2002. The negative trend of the share price is considered as non indicative in itself of a durable loss for the company; this development, especially during the second quarter 2002 was negatively affected by the general price reduction of stocks in this industry, caused by the consequences of the scandals that hit some major US telecommunications operators, and at financial difficulties of the main European operators.

PERSONNEL

The following table contains details of the Mediaset Group workforce at 30 June 2002, including both permanent staff and temporary ordinary and entertainment staff (so called t.d.s.), with the exclusion of the Epsilon Group workforce that, in 2001, amounted to 65 employees.

31/12/2001	Workforce at period end including temporary staff.	30/06/2001	30/06/2000
295	Managers	298	274
294	Journalists	303	295
616	Middle managers	642	623
3,130	Office staff	3,151	3,116
61	Manual workers	-	64
4,396	**Mediaset Group**	**4,394**	**4,372**

Compared to 31 December 2001, the situation of the overall workforce does not show significant changes, since there is a decrease of just 2 employees, due to normal *turn-over* of personnel partially offset by the inclusion of new heads in the period.

As to remunerations, it should be noted that they were affected by the payment of contract shares regarding national and supplementary agreements in force in the various companies of the Mediaset group.

The first half of 2002 marked the beginning of political discussion on the need to carry out an overall revision of the regulatory framework of the television system, with particular reference to laws 223/90 and 249/97.

This has become necessary in the light of the development of the multimedia market, which makes the borders between the contents industry and that of carriers and networks on which these contents are transported increasingly blurred, and by the need for domestic operators to face foreign competition.

The first draft of the new bill is expected to be presented in September.

At regulatory level, two new surveys were started by the Communications Authority: one on "television sales"; the second on the "detection of audience and diffusion shares of the various communication means".

The objective of the survey on television sales is to receive contributions from the operators in view of a possible new definition or redefinition of the subject, which is however already largely regulated. It is worth mentioning the ministry initiative of a self-regulatory Code regarding specific kinds of television sales, such as those regarding clairvoyance, astrology and games and bets.

The second survey falls within the framework of the recently started debate regarding the significance of the current method of audience detection.

As to antitrust, (according to article 2 c. 8 lett. A Law 249/97), the specific Authority started an investigation for the analysis of the distribution of economic resourced in the television industry in the 1998-2000 period, in order to ascertain the possible existence of forbidden dominant positions.

It should be pointed out that the position of the Mediaset group is slightly lower than that in 1997, the last situation on which the Authority gave its advice, excluding the existence of forbidden dominant positions.

Finally, the four community directives of the so-called "Telecom package" have been approved for regulating electronic communication services and networks, but not programmes transmitted by them. The directives. which must be accepted by the Italian legislator by 24 July 2003, will affect digital television transmissions only when the latter become fully operational. On the same subject, Law 66/01 and the Regulation of the specific Authority no. 435/01 have created a wide and well-structured system of guarantees for the protection of the market and of pluralism, by favouring the access of content providers to signal broadcasting networks.

RELATIONSHIPS WITH COMPANIES IN THE FININVEST GROUP AND THE MEDIOLANUM GROUP AND "RELATED PARTIES"

In the first half of 2002, the Mediaset group had the following investment and economic relationships with the parent company Fininvest S.p.A. and its subsidiary and affiliated companies:

(EUR millions)

	Financial receivables	Trade and other receivables	Trade and other payables	Value of production	Cost of production	Financial income and (charges)	Extraordinary income and (charges)
Fininvest S.p.A.	-	6.1	1.1	1.8	3.2	-	-
Alba Servizi Aerotrasporti S.p.A.	-	-	0.2	-	0.3	-	-
Arnoldo Mondadori Editore S.p.A.	-	9.0	1.4	12.6	0.9	-	-
Banca Mediolanum S.p.A.	-	0.9	-	2.5	0.2	-	-
Blockbuster Italia S.p.A.	-	0.9	-	0.7	-	-	-
Mediolanum Vita S.p.A.	0.1	-	-	-	-	-	-
Medusa Film S.p.A.	-	0.7	69.7	0.5	-	-	-
Medusa Video S.r.l.	-	0.7	-	0.5	-	-	-
Milan A.C. S.p.A.	-	-	1.7	0.1	3.9	-	-
Pagine Italia S.p.A.	-	0.9	-	0.7	0.1	-	-
Others	-	0.4	0.7	0.2	0.5	-	-
Total	**0.1**	**19.6**	**74.8**	**19.6**	**9.1**	**-**	**-**

In accordance with CONSOB communications no. 97001574 of 20 February 1997 and 98015375 of 27 February 1998, we inform you that the commercial relationships with the Fininvest Group and Mediolanum Group as set out in the table above are subject to normal market conditions.

We point out that, with the exception of revenues from Fininvest S.p.A. (regarding new charges carried out in the year with respect to liabilities covered by the guarantee released on June 6, 1996), revenues from other companies belonging to the Fininvest Group and the Mediolanum Group, mainly regarded the sale of television advertising spaces.

We also point out that, in the first half of 2002, the Mediaset Group purchased television rights from companies belonging to the Fininvest Group or related to it, for an overall amount of EUR 26.5 million, EUR 19.8 million of which regarding Medusa Film S.p.A. and EUR 6.5 million of which regarding Milan A.C. S.p.A. We also point out that, during the first half of 2002, agreements for the purchase of television rights were stipulated with Medusa Film S.p.A., recorded as advances at 31 December 2001, for EUR 5.8 million and new advances were paid for EUR 3.7 million.

Besides, in accordance with CONSOB communication no.1574 of 20 February 1997 we inform you that, in 2001, the Mediaset Group incurred costs of EUR 0.4 million, with respect to consulting relationships with the Sinergetica Group.

- On **2 July 2002,** Mediaset S.p.A. board of directors issued a **project for the development of the company organisation** aiming at adjusting the company structure to the regulations envisaged by the law on terrestrial digital and at fostering a further improvement of managerial efficiency by means of a greater integration of television and multimedia operations belonging to subsidiary company R.T.I. S.p.A. This company reorganisation mainly includes:
  - The transfer from R.T.I. S.p.A. to Elettronica Industriale S.p.A., a company wholly owned by R.T.I. S.p.A. of the television signal broadcasting infrastructure;
  - the acquisition by R.T.I. S.p.A. of the theme channels and new media operations currently managed by Mediadigit S.p.A.;
  - the merger by incorporation of Mediatrade S.p.A. in its parent company R.T.I. S.p.A.

  Within this project, Mediaset S.p.A.'s board of directors also resolves to oversee, for what lies within its province, the winding up of subsidiary company (26%) Veleno S.p.A.

  These operations should be completed before the end of the year.

- On **3 July 2002** the extraordinary meeting of **Albacom S.p.A.** shareholders decided a share capital increase of EUR 125 million. This increase was fully subscribed and paid by shareholders in line with the relevant shareholdings, to implement the commitments to cover financial needs of the company already taken by shareholders in the year. The capital increase was carried out, for the amount that had not been yet paid at 30 June 2002, by recording as capital the previously paid amounts as non-interest bearing loan. The share capital amount pertaining to Mediaset S.p.A. was equal to EUR 24.4 million, which equals the amount already paid as loan. On the same day, the extraordinary assembly further decided to reduce share capital for an amount of EUR 50.7 million (to be carried out by annulling an equal amount of shares) equal to accrued losses that had not been covered at 31 March 2002 resulting from the balance sheet and income statement approved by Albacom S.p.A. on the same date. Because of these operations, the resulting net shareholders' equity of Albacom S.p.A. amounts to EUR 417 million, which provides for an appropriate capitalisation for future development plans of the company.

- On **8 July 2002,** subsidiary company R.T.I. S.p.A. and Arnoldo Mondadori Editore S.p.A., a company belonging to the Fininvest group, established the company **PressTV S.p.A.** with registered office in Milan and wholly paid-in share capital of EUR 1.5 million. The company is jointly owned by the two shareholders that, on the same date, paid three-tenths of the capital underwritten, equal to EUR 0.5 million. PressTv will develop multimedia publishing projects, among which the publication of magazines strictly connected to successful television programmes. The first publishing project carried out by PressTv will be the sports magazine *Controcampo* which will be distributed simultaneously with the start of the next 2002/2003 Football Season.

- On **6 August 2002, Mediaset S.p.A.** and **ICE Finance B.V.** (a Dutch company belonging to JP Morgan), companies which directly or by means of subsidiary companies respectively hold 40% and 10% of share capital of Gestevision Telecinco S.A. and Publiespana S.A, reached, with the agreement of Correo Group (which owns 25% of both companies), a draft agreement for the start of the project of flotation at the stock exchange of the Telecinco Group, to be carried out by 31 December 2004, a deadline that can be postponed until 31 December 2007. ICE Finance and Mediaset also stipulated an agreement according to which ICE Finance gave Mediaset a pre-emption right on its stake and Mediaset S.p.A. acknowledge to ICE Finance B.V. the option to sell its stake to Mediaset at

the higher price between the market value determined by an independent assessment and EUR 200 million. This operation was analysed by Morgan Stanley which judged the overall terms of the agreement as appropriate. The option included in the agreement can be taken up by ICE Finance only if Spanish rules make it possible to go beyond a 49% stake limit and/or Mediaset does not directly or indirectly purchase, within the maximum limits currently allowed for by Spanish rules, a share of Telecinco from the Kirch Media Group, which currently holds 25%.

FORESEEABLE DEVELOPMENTS

- Advertising revenues on Mediaset networks in July and August increased by 1.5% compared to the same period of the previous year, confirming the growing trend recorded starting from June. By virtue of this result, advertising revenues in the first eight months of the year show a slight decrease of around 2%, improving compared to the situation in the first half of the year. Currently available data regarding September sales show the achievement of sales already nearly in line with those recorded in the same month of 2001. Despite estimates about expected development in the next few months in the general advertising market remains extremely cautious, the development of advertising sales on Mediaset networks in the third quarter of the year confirms the expectations to achieve at the end of 2002 the same level of advertising sales recorded last year and in 2000.
- In the first eight months of 2002, Mediaset networks obtained an audience share in the full day of 43%. In Prime Time Mediaset reached on the whole a share of 43.9% with an increase of 0.7 share points compared to the previous year, while RAI networks, with 45.9%, decrease by 1.8%. In Prime Time, Canale 5, with 23.5%, remains the first national network ahead of RAI 1 (22.5%).
- Based on currently available evidence, regarding the development of advertising sales and television costs, it can reasonably be confirmed that in this year a stable EBITDA level will be achieved, and significant operating profitability will be obtained, in line with that recorded in 2001.

for the Board of Directors
the Chairman

Interim report 2002

Report on the limited auditing
by the Independent Auditors

MEDIASET GROUP

Deloitte & Touche

AUDITOR'S REVIEW REPORT ON THE INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2002

To the Shareholders of
Mediaset S.p.A

1. We have reviewed the accompanying interim financial information for the six months ended June 30, 2002, made up of the accounting schedules (balance sheet and income statement), both statutory and consolidated, and of the related footnotes of Mediaset S.p.A. In addition, we have verified the consistency of the footnotes with the related information contained in the above accounting schedules.

2. We conducted our review in accordance with the Auditing Standards recommended by Consob under Resolution n. 10867 of July 31,1997.
   Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with auditing standards. Accordingly, unlike the auditors' report on the year end financial statements, we do not express an audit on the interim financial information.

   As for the comparable financial data for the corresponding period of the previous year and for the financial statements as at June 30, 2001 reference is made to the reports issued on September 14, 2001 and April 5, 2002 respectively.

3. Based on our review, we are not aware of any material modifications that should be made to the interim financial information mentioned in paragraph 1 above in order for it to be in conformity with the criteria provided by Consob regulations for the preparation of the interim financial information for the six months approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications.

4. As indicated in the interim financial information for the six months ended June 30, 2002, we draw attention to the fact that:

   - the Company has taken advantage of the possibility granted by Article 81 of Consob Regulation n. 11971 of May 14, 1999 as subsequently amended, to report income for the period before taxation and consequently has not accounted the adjustments from the application of accounting standard on taxes;

   - the Company (in the Holding interim financial information) has carried out some adjustments made exclusively for tax benefits.

DELOITTE & TOUCHE S.p.A.

Signed by Patrizia Arienti
Partner

This report has been translated into the English language solely for the convenience of international readers.

Milan, 13 September 2002

Interim report 2002

Consolidated balance sheet and income statement
at 30 June 2002

MEDIASET GROUP

Consolidated balance sheet at 30 June 2002

(EUR millions)

ASSETS		30/06/2002	31/12/2001	30/06/2001
A)	**RECEIVABLES FROM SHAREHOLDERS**			
		-	-	-
B)	***FIXED ASSETS***			
I	**Intangible fixed assets**			
1	start-up and expansion costs	2.1	2.7	3.7
2	research, development and advertising costs	1.8	2.3	3.4
3	industrial patents and intellectual property rights	14.9	15.1	9.9
4	concessions, licences, trademarks and similar rights			
	a) television rights	1,848.6	1,881.8	1,895.0
	b) trademarks	21.8	26.6	22.8
	c) concessions	0.1	0.1	0.1
5	goodwill	17.8	20.5	10.4
6	intangible assets under formation and advances	138.9	106.1	116.6
7	other	5.7	6.3	9.7
8	differences arising from consolidation	14.3	16.2	67.2
Total		**2,066.0**	**2,077.7**	**2,138.8**
II	**Tangible fixed assets**			
1	land and buildings	66.5	67.2	60.0
2	plant and machinery	134.5	120.7	117.6
3	industrial and commercial equipment	16.9	17.6	17.4
4	other tangible fixed assets	19.3	19.8	16.8
5	fixed assets under construction and payments on account	4.7	8.9	6.9
Total		**241.9**	**234.2**	**218.7**
III	**Financial fixed assets**			
1	investments in:			
	a) subsidiary companies	8.3	8.3	-
	b) affiliated companies	298.7	295.5	402.7
	c) other companies	158.3	377.7	214.2
	Total	465.3	681.5	616.9
2	receivables:			
	a) Fininvest Group and Mediolanum Group companies	-	-	0.1
	b) other companies	5.8	6.1	6.5
	Total	5.8	6.1	6.6
3	other securities	-	-	-
Total		**471.1**	**687.6**	**623.5**
TOTAL FIXED ASSETS (B)		**2,779.0**	**2,999.5**	**2,981.0**

Consolidated balance sheet at 30 June 2002

(EUR millions)

ASSETS		30/06/2002	31/12/2001	30/06/2001
C)	**CURRENT ASSETS**			
I	**Inventory**			
1	raw materials, consumables and supplies	1.0	1.5	1.8
2	work in progress and semi-finished products	1.8	3.6	3.1
3	contracts in progress	15.9	7.8	-
4	finished goods and products	12.3	10.2	12.1
Total		**31.0**	**23.1**	**17.0**
II	**Receivables**			
1	trade receivables	741.1	618.8	791.7
2	due from subsidiary companies	3.0	4.1	8.3
3	due from affiliated companies	0.4	2.6	0.7
4	due from parent company	6.1	6.7	5.5
5	due from Fininvest Group and Mediolanum Group companies	13.5	11.7	16.9
6	other receivables	168.1	241.8	274.7
Total		**932.2**	**885.7**	**1,097.8**
III	**Financial assets** (which are not fixed assets)			
5	own shares	28.2	12.1	27.5
6	other securities	165.0	203.4	199.7
7	receivables due from subsidiary and affiliated companies	4.4	-	-
Total		**197.6**	**215.5**	**227.2**
IV	**Liquid funds**			
1	bank and postal deposits	273.0	101.0	150.0
3	cash in hand and cash equivalents	0.1	-	0.1
Total		**273.1**	**101.0**	**150.1**
TOTAL CURRENT ASSETS (C)		**1,433.9**	**1,225.3**	**1,492.1**
D)	**PREPAYMENTS AND ACCRUED INCOME**			
1	accrued income	0.9	7.2	10.0
2	prepayments	15.4	10.0	12.2
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**16.3**	**17.2**	**22.2**
TOTAL ASSETS		**4,229.2**	**4,242.0**	**4,495.3**

Consolidated balance sheet at 30 June 2002

(EUR millions)

SHAREHOLDERS' EQUITY AND LIABILITIES		30/06/2002	31/12/2001	30/06/2001
A)	SHAREHOLDERS' EQUITY			
I	Share capital	614.2	614.2	614.2
II	Share premium reserve	739.7	739.7	739.7
III	Revaluation reserve	-	-	-
IV	Legal reserve	74.3	61.2	61.2
V	Reserve for own shares	28.2	12.1	27.5
VI	Statutory reserves	-	-	-
VII	Other reserves	111.4	125.7	110.5
VIII	Retained earnings (losses)	537.3	551.7	551.8
IX	Profit (loss) for the year		248.4	
	Profit (loss) for the first six months	357.1		450.1
Total Group shareholders' equity		2,462.2	2,353.0	2,555.0
Shareholders' equity attributable to minority interests		1.6	1.6	1.8
TOTAL CONSOLIDATED GROUP SHAREHOLDERS' EQUITY AND ATTRIBUTABLE TO MINORITY INTERESTS (A)		2,463.8	2,354.6	2,556.8
B)	PROVISIONS FOR RISKS AND CHARGES			
1	for pension benefits and similar obligations	0.5	1.0	3.1
2	tax reserves	(29.2)	(29.2)	(9.5)
3	Other reserves	30.7	210.0	34.2
TOTAL PROVISIONS FOR RISKS AND CHARGES (B)		2.0	181.8	27.8
C)	EMPLOYEE SEVERANCE INDEMNITY	96.6	93.1	89.3
D)	PAYABLES			
3	due to banks	698.8	553.0	644.2
4	due to other financial institutions	5.2	11.2	7.2
5	advance payments received	18.5	8.7	3.3
6	trade accounts	715.8	897.4	978.1
8	due to subsidiary companies	1.5	1.7	-
9	due to affiliated companies	6.3	11.3	0.4
10	due to the parent company	1.1	1.1	3.4
10bis	due to Fininvest Group and Mediolanum Group companies	73.7	18.0	26.7
11	due to taxation authorities	39.5	26.6	37.6
12	due to social security institutions	11.2	11.2	10.2
13	other sums payable	52.2	56.7	81.6
TOTAL PAYABLES (D)		1,623.8	1,596.9	1,792.7
E)	ACCRUALS AND DEFERRED INCOME			
1	accruals	33.1	3.5	12.5
2	deferred income	9.9	12.1	16.2
TOTAL ACCRUALS AND DEFERRED INCOME (E)		43.0	15.6	28.7
TOTAL LIABILITIES		1,765.4	1,887.4	1,938.5
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		4,229.2	4,242.0	4,495.3

Consolidated balance sheet at 30 June 2002

(EUR millions)

OFF-BALANCE SHEET ITEMS	30/06/2002	31/12/2001	30/06/2001
personal securities given	24.6	22.1	202.3
collateral security	-	-	-
commitments	1,722.2	2,053.7	2,341.8
contingencies	2.2	1.8	3.3
potential liabilities counter-guaranteed by the parent company	11.0	10.8	11.8
TOTAL OFF-BALANCE SHEET ITEMS	**1,760.0**	**2,088.4**	**2,559.2**

Consolidated income statement at 30 June 2002

(EUR millions)

INCOME STATEMENT		1st half 2002	fiscal year 2001	1st half 2001
A)	**VALUE OF PRODUCTION**			
1	revenues from sales and services	1,283.0	2,309.1	1,349.8
2	changes in inventories of work in progress, semi-finished and finished goods	0.4	(2.1)	(0.9)
3	changes in contracts in progress	8.1	7.5	(0.3)
4	own work capitalised	20.5	51.2	27.5
5	other revenues and income	18.6	42.0	19.9
TOTAL VALUE OF PRODUCTION (A)		**1,330.6**	**2,407.7**	**1,396.0**
B)	**COST OF PRODUCTION**			
6	raw materials, consumables and supplies	17.5	49.9	27.0
7	services	292.9	605.7	312.4
8	leasing and rental	43.4	90.7	44.0
9	personnel expenses:			
	a) wages and salaries	114.1	205.4	108.5
	b) social security contributions	32.3	58.8	30.6
	c) employee severance indemnity	10.7	20.4	10.1
	d) pension benefits and similar obligations	-	0.1	0.3
	e) other expenses	0.5	1.0	0.3
	Total personnel expenses	157.6	285.7	149.8
10	*amortisation, depreciation and write-downs*			
	a) amortisation of intangible fixed assets	360.9	683.6	323.5
	b) depreciation of tangible fixed assets	21.9	40.2	19.2
	c) write-downs of fixed assets	(0.2)	3.0	-
	d) write-downs of receivables included in current assets and liquid funds	4.6	6.5	3.7
	Total amortisation, depreciation and write-downs	387.2	733.3	346.4
11	changes in the inventories of raw materials, consumables and supplies	0.3	0.2	(0.2)
12	provisions for risks	-	-	-
13	other provisions	(2.2)	(1.4)	(3.0)
14	sundry operating costs	20.9	56.4	19.3
TOTAL COST OF PRODUCTION (B)		**917.6**	**1,820.5**	**895.7**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A-B)		**413.0**	**587.2**	**500.3**
C)	**FINANCIAL INCOME AND (CHARGES)**			
15	income from investments			
	a) Fininvest Group and Mediolanum Group companies	-	-	1.5
	b) other companies	3.0	1.5	-
	Total income from investments	3.0	1.5	1.5
16	other financial income			
	a) from receivables included in fixed assets	0.1	0.2	0.1
	b) from securities included in fixed assets which are not investments	-	-	-
	c) from securities included in current assets which are not investments	4.7	13.6	5.8
	d) other income	48.2	61.7	43.7
	Total other financial income	53.0	75.5	49.6
Total financial income		**56.0**	**77.0**	**51.1**

Consolidated income statement at 30 June 2002

(EUR millions)

INCOME STATEMENT	1st half 2002	fiscal year 2001	1st half 2001
17 interest and financial charges			
a) subsidiary companies	-	-	-
b) parent company	-	-	-
c) Fininvest Group and Mediolanum Group companies	-	-	-
d) other	(66.9)	(91.8)	(56.6)
Total interest and other financial charges	**(66.9)**	**(91.8)**	**(56.6)**
TOTAL FINANCIAL INCOME AND (CHARGES) (C)	**(10.9)**	**(14.8)**	**(5.5)**
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS			
18 revaluations			
a) investments	3.4	24.7	18.9
19 write-downs			
a) investments	(47.2)	(208.4)	(62.7)
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)	**(43.8)**	**(183.7)**	**(43.8)**
E) EXTRAORDINARY INCOME AND (CHARGES)			
20 income			
a) gains on disposals	-	30.6	-
b) other extraordinary income	1.3	1.0	0.8
Total extraordinary income	**1.3**	**31.6**	**0.8**
21 charges			
a) losses on disposals	-	(0.4)	(0.3)
b) other extraordinary charges	(2.4)	(1.8)	(1.2)
Total extraordinary charges	**(2.4)**	**(2.2)**	**(1.5)**
TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)	**(1.1)**	**29.4**	**(0.7)**
Profit before taxation	**357.2**	**418.1**	**450.3**
Profit (loss) attributable to minority interests	0.1	0.1	0.1
GROUP PROFIT BEFORE TAXATION	**357.1**	**418.0**	**450.2**
22 income taxes for the year			
a) current taxation		189.2	
b) deferred taxation		(19.6)	
Total income taxes for the year		**169.6**	
26 PROFIT (LOSS) FOR THE YEAR		**248.4**	

Interim report 2002

Notes to the consolidated
financial statements

MEDIASET GROUP

Half year report at 30 June 2002
Notes to the consolidated financial statements

FORM AND CONTENT

The consolidated financial statements at 30 June 2002 and these explanatory notes have been prepared in accordance with CONSOB deliberation no. 11971 of May 14, 1999 (and subsequent modifications) and with the regulations governing the preparation of consolidated financial statements introduced by Law Decree no. 127 of April 9, 1991 to implement EEC Directive VII.

The balance sheet and income statements of the consolidated companies are derived from the relevant accounts at 30 June 2002, supplemented outside these accounts with values that are normally recorded in accounting books while preparing the annual report and are in line with current regulations and the accounting policies recommended by the National Council of Professional Accountants and Bookkeepers.

As is allowed by aforementioned CONSOB deliberation, the 2002 half year result is calculated before period taxes.

The consolidated balance sheet and income statement include the balance sheets and income statements of Mediaset S.p.A. and of those companies in which it holds a direct or indirect absolute majority in the share capital and voting rights.

Mediaset Ireland Ltd., Ipsilon TV Production S.r.l and Publieuros Ltd (which owns 100% of Publieurope Ltd) have been consolidated at cost, rather than on a line-by-line basis, even though they are directly or indirectly controlled by Mediaset S.p.A., since these companies are inactive or not significant.

MAIN CHANGES IN THE CONSOLIDATION AREA AND INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES MADE IN THE FIRST HALF OF 2002

The following corporate operations took place during 2002:

Veleno S.p.A.: on 5 April 2002, Mediaset S.p.A. purchased a stake of 2% of the share capital from third parties, thus increasing its share from 24% to 26%.

Consorzio Servizi di Vigilanza: on 30 April 2002, the General Meeting of the consortium decided the transfer of the stakes held in the consortium by the companies of the Mediaset Group (Mediaset S.p.A., Publitalia '80 S.p.A., RTI S.p.A. and Videotime S.p.A.) to Consorziata Immobiliare Idra S.p.A. taking effect from the date of the decision.

Società Consortile Fonografici per Azioni: on 3 June 2002, RTI Music S.r.l. disposed of its 12.50% investment.

Titanus Elios S.p.A.: starting from the first half of 2002, the 30% share purchased by Videotime S.p.A. on 28 November and entered at cost on 31 December 2001 was consolidated according to the net equity method.

Videotime S.p.A.: during the half year, R.T.I. S.p.A. purchased 0.11% of the share capital of the subsidiary company Videotime S.p.A. from third parties and therefore the Group's stake increased from 97.90% to 98.01%.

A complete list of the companies included in the consolidation area is provided in the relevant attachment.

The financial statements of subsidiary companies are consolidated on a line-by-line basis, replacing the book value of investments in these subsidiaries with their assets and liabilities.

The positive difference arising from the elimination of costs for acquiring equity investments against shareholders' equity reflected in the financial statements of subsidiaries at the time of their acquisition is recorded as accounting adjustments to specific assets items based on the valuation at the time of their acquisition. Any unallocated residual amount is recorded as **difference arising from consolidation** and amortised using the methods indicated in the ***valuation criteria***. Any negative residual amount is recorded as "provisions for future risks and charges", if it can be attributed to expected negative economic results; otherwise, it is recorded as "consolidation reserve".

All intercompany receivables and payables, expenses and revenues and unrealised profits or losses are eliminated.

Minority interests in the shareholders' equity and the result for the year of consolidated companies are reported separately.

The financial statements of affiliated companies are included in the consolidated financial statements primarily on the basis of the net equity method.

Inactive subsidiary companies, and those whose financial statements figures are not material, are not consolidated but recorded at cost.

VALUATION CRITERIA AND ACCOUNTING POLICIES

The valuation criteria and accounting policies used in preparing the consolidated financial statements at 30 June 2002 are, in general, the same as those used for the financial statements at 31 December 2001, and may be summarised as follows:

Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their projected future use.

Start-up and expansion costs are recorded at purchase cost, including ancillary charges, and are amortised over five years.

This item primarily includes set up costs and the register fee on capital increases of companies included in the consolidation area.

Television rights for films and television series were recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.p.A. and at cost for purchases made in 1994 and after. Amortisation is calculated on a straight-line basis over the period of the relevant contract and, in any event, over a period not exceeding 120 months.

Rights to sports and news programmes are amortised almost entirely (90%) in the year the rights take effect with the remainder being expensed the following year.

Rights to long serial dramas are amortised for 70% in the first 12 months starting from their availability and for the remaining 30% in the following months.

The straight-line amortisation method was adopted (except for the above exceptions) rather than any other method in use in the sector, in the light of the difficulty in identifying objective components for

making a correlation between advertising revenues and the amortisation of rights that would support the case for using a different principle; the presence of several television networks in the Group, resulting in various alternatives for the use of rights, was also taken into account.

Regardless of the amortisation already charged if all showings made available under rights contracts have been used up, the remaining value is fully expensed.

Trademarks are recorded at acquisition cost and amortised according to expected future revenues.

The "Jumpy" trademark, recorded in the year 2001 following the acquisition of the Jumpy S.p.A. business unit concerning the publishing activities of the portal bearing the same name, is recorded at a cost corresponding to the value determined by an independent appraisal and is amortised over 120 months on the basis of its estimated future utility.

"Goodwill" is recorded on the basis of the appraisal regarding the transfer of the Reteitalia S.p.A. business to Mediaset S.p.A. on 31 December 1993. It is amortised on a straight-line basis over 10 years, the period deemed to reflect future utility given the ability to use, over time, the company's know-how in the field of acquiring and making use of television rights. This know-how has brought certain competitive advantages, in terms of both purchase and price guarantees, resulting from the transfer of contracts of major US producers and the transfer of human resources with their respective knowledge and contacts.

The benefits from this competitive advantage are further confirmed by the widespread demand and fondness of the Italian viewing public for the Group's networks.

The goodwill generated by the purchase of the Jumpy S.p.A. business unit concerning the publishing activities of the on-line Jumpy portal is recorded according to an extra-judicial report made by an independent professional and aimed at analytically assessing the purchased assets and liabilities. This goodwill is amortised over 120 months starting from the date of being recorded.

Differences arising from consolidation are amortised over a period commensurate with the estimated profitability of the companies involved and, in any event, over a period not exceeding 10 years for the reasons given above with regard to goodwill.

Other intangible fixed assets (***research, development and advertising costs, patents and intellectual property rights, concessions and other intangible fixed assets***) are recorded at acquisition or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their estimated future utility.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition, production or transfer cost. Cost includes ancillary charges, and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using economical and technical rates which are determined in relation to the remaining potential use of the assets.

For newly acquired assets, the depreciation rates used are:

- Buildings	- 3%
- Plant and machinery	10 - 20%
- Light construction and equipment	5 - 16%
- Office furniture and equipment	8 - 20%
- Motor vehicles	10 - 25%

Regardless of the depreciation already charged, if there is a permanent loss in value, the fixed asset in question is written down accordingly; if in future accounting years, the reasons for the write-down cease to be applicable, the original value is restored and adjusted only for depreciation.

All ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leases

For the appraisal of fixed assets held under finance leases, reference is made to the International Accounting Principle no. 17. According to this principle, leased assets are recorded under tangible fixed assets while a financial debt for the same amount is simultaneously recorded in the liabilities. The debt is progressively reduced as the capital is reimbursed in instalments while the value of the asset recorded among tangible fixed assets is systematically amortised according to the economic and technical life of the asset itself.

Equity investments

Investments in companies that are not consolidated on a line-by-line or proportional basis are primarily recorded using the net equity method, or, in the case of certain subsidiary and affiliated companies, using the cost method as indicated in the relevant comments and introductory section of these notes.

If the net equity method is used, investments in subsidiary and affiliated companies are recorded in the financial statements for an amount equal to the corresponding portion of the shareholders' equity, less dividends, and adjusted as required using the appropriate principles for preparing consolidated financial statements.

In the case of investments in foreign companies valued using the equity method, no adjustments have been made to reflect differences in the accounting policies applied in the country where the relevant company drafts its financial statements, as the local accounting policies are considered more suitable in arriving at a true and fair view of the result for the year of these companies.

If the cost method is applied, the value recorded in the financial statements is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred and is increased by the value of ancillary charges that can be reasonably attributed to the purchase or subscription price of the relevant equity investment. The cost is reduced in the event of a permanent impairment of value if the subsidiary or affiliated companies incur into losses and profits are not expected in the near future for an amount sufficient to offset the losses incurred; the original value is restored in subsequent accounting periods if the assumptions underlying the write-down no longer apply.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non-EMU foreign currencies were valued using 30 June 2002 exchange rates. Existing hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of cost or estimated realisable value determined from the market situation. The lower value is not maintained in subsequent years if the reasons for the write-down no longer apply.

As for own shares intended for stock-option plans, the recorded value is based on the acquisition cost

(method of the weighted average cost), that is, the lower amount among the book value, the estimated realisable value according to market trends and the stock-right value.

Prepayments and accrued income, accruals and deferred income

These items include portions of revenues and expenses common to two or more periods in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the Balance Sheet without setting up a provision.

Employee severance indemnity

The provision for employee severance indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices.

Payables

Payables are stated at face value; those in non-EMU area foreign currencies were translated using the 30 June 2002 exchange rate.

Forward contracts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The main revenues are recognised as follows:

- for advertising, at the time the insert or advertising commercial appears;
- for goods, when they are shipped or delivered. If a right is rented, the related revenue is recognised in each year on an accruals basis according to the length of the rental contract;
- for services, at the time when such services are rendered;
- for rights, according to that contractually established.

Dividends

Dividends are recorded in the accounting period in which distribution is approved, which is generally when they are received.

Since the result of the period is gross of taxes, the tax credit for dividends received in the half year is not taken into account in the present financial statements.

Financial instruments

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in currencies other than Euros are valued consistently with the assets and liabilities being hedged and they are booked by recognising income and charges in the income statement on an accruals basis.

For the assessment of forward contracts existing at the end of the period, reference is made to the

accounting principle no. 26. For the assessment of complex financial instruments, reference is made to the International Accounting Principle no. 39, as far as it is applicable in compliance with the Italian regulations on financial statements.

ADDITIONAL INFORMATION

Write-up of corporate assets in accordance with Law no.342 of 21 November 2000

The value of Mediaset network brands, held by subsidiary company R.T.I. S.p.A., written-up on a voluntary basis in 2000 in line with Law 342/2000, are recorded in the consolidated financial statements at their original recording value, to ensure a homogeneous application of accounting principles and the opportunity to compare Group's financial statements over time.

Exceptions permitted by article 2423 clause 4 of the Italian civil code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

(amounts in EUR millions)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show opening balances, movements during the year and closing balances.

Intangible fixed assets

Start-up and expansion costs include expenses associated with the start up or capital increase of consolidated companies.

	30/06/2002	31/12/2001
Start-up and expansion costs	2.1	2.7
Total	**2.1**	**2.7**

In the first six months increases of EUR 0,2 million were recorded due to expenses for the capital increase of the subsidiary company Mediadigit International S.a.r.l. and decreases for EUR 0.7 million referring to amortisation quotas.

As to companies subject to Italian law, pursuant to article 2426 of the Civil Code, until these costs have been fully amortised, dividends may only be paid if there are sufficient free reserves to cover the balance of capitalised costs still to be amortised.

Research, development and advertising costs, whose balance at 30 June 2002 was equal to EUR 1.8 million (EUR 2.3 million at 31 December 2001) , include the capitalisation of consulting expenses for the creation of in-house information systems. Decreases in the period, of EUR 0.5 million, are attributable to amortisation quotas.

Patents and intellectual property rights shows the following balances:

	30/06/2002	31/12/2001
Industrial patents and intellectual property rights	14.9	15.1
Total	**14.9**	**15.1**

During the period, increases totalled EUR 4.5 million as a result of software purchased for the new IT platform for corporate operating systems, EUR 0,3 of which regarded trade payments on account which were classified as **intangible assets under formation and advances** at 31 December 2001.

Decreases totalling EUR 4.7 million mainly related to amortisation quotas.

Concessions, licences, trademarks and similar rights include the following:

	30/06/2002	31/12/2001
Television rights	1,848.6	1,881.8
Trademarks	21.8	26.6
Concessions	0.1	0.1
Total	**1,870.5**	**1,908.5**

Television rights increased in the period for a total of EUR 310.1 million, EUR 294.8 of which (EUR

390.9 in the first six months of 2001) regarded purchases made during the period. EUR 15.9 million of advance payments previously made to suppliers were capitalised under this heading (classified under ***intangible assets under formation and advances*** at 31 December 2001), whose contracts were finalised or production was completed during the period. As to purchases, it should be noted that EUR 19.8 refers to acquisitions made by the subsidiary company Medusa Film S.p.A. and EUR 6.5 million by the subsidiary company Milan A.C. S.p.A., while advances to suppliers include EUR 5.8 million relating to contracts with Medusa Film S.p.A.

Decreases of the period of EUR 343.9 million were due to amortisation quotas totalling EUR 342.9 million (EUR 304.1 million in the first half of 2001), the cancellation of prior year contracts of around EUR 0.6 million and sale of rights for EUR 0.4 million.

Rights that have not come into effect at 30 June 2002 amount on the whole to around EUR 469.2 million (around EUR 563.2 million at 31 December 2001).

In addition, around EUR 3.9 million (EUR 5.1 million at 31 December 2001) of rights remain from the transfer of the business activity of Reteitalia S.p.A., the value of which was based on a special appraisal prepared at the time of the transfer.

Trademarks, which amount to EUR 21.8 million, include network and television production trademarks as well as the Jumpy trademark that was recorded last year following the purchase of the business unit concerning the publishing activities of the on-line portal bearing the same name. The decreases totalling EUR 4.9 million refer to amortisation quotas. The period increases for EUR 0.2 million refer to the capitalisation of expenses for new trademarks relevant to the titles of TV programmes.

The revaluation of the trademarks of Canale 5, Italia 1 and Retequattro by the subsidiary company R.T.I. S.p.A. at 31 December 2000 according to Law no. 342/2000 is reversed in the consolidated financial statements as is described in the section of these Notes devoted to ***valuation criteria and accounting principles – Additional information.***

Goodwill – which amounts to EUR 17.8 million – includes EUR 11.6 million for the goodwill of the publishing activities of the on-line Jumpy portal and EUR 6.2 million for the goodwill generated following the transfer of the business activity of Reteitalia S.p.A. to Mediaset S.p.A.

Decreases for the year, totalling EUR 2.7 million, refer to the amortisation quotas of goodwill, calculated on a straight-line basis, over 120 months starting from their record date, as specified in the introduction section devoted to ***valuation criteria and accounting principles***.

Intangible assets under formation and advances amounted to EUR 138.9 million at 30 June 2002 (EUR 106.1 million at 31 December 2001). They mainly consist of advance payments made to suppliers for the acquisition of rights, advances paid for dubbing services, for options on the completion of programmes and production start-ups. This item includes EUR 40.0 million (EUR 42.2 million at 31 December 2001), paid to Medusa Film S.p.A., a Fininvest Group company operating in the film distribution industry, under contracts which will see Mediaset Group acquire exclusive rights to films made and distributed by Medusa Film S.p.A. The price of these rights is contractually determined based on elements connected to the box-office takings of single films in Italian movie theatres.

Increases during the period amounted to EUR 50.9 million. They primarily consisted of advances paid to suppliers of rights, and advances paid for the production of long serial dramas (EUR 17.5 million). Medusa Film S.p.A. received advances for EUR 3.7 million.

Decreases amounted to EUR 18.1 million as a whole. They mainly resulted from completion of productions and the finalisation of contracts under negotiation at 31 December 2001; these balances were reclassified to ***television rights*** (EUR 15.9 million).

Other intangible assets, which totalled EUR 5.7 million at 30 June 2002 (EUR 6.3 million at 31 December 2001) mainly regard improvements to leased assets.

Increases in the period, equal to EUR 1.8 million, are mainly attributable to works carried out on television posts, recording studios and leased premises.

Decreases, totalling EUR 2.4 million, are entirely due to amortisation during the period.

Differences arising from consolidation, equal to EUR 14.3 million, include, net of amortisation, the difference between the book value and the corresponding shareholders' equity of consolidate companies insofar as it could not be attributed to specific fixed assets.

Increases in the period, equal to EUR 0.1 million, are the result of purchases made by Group companies of minority interests in companies already controlled by the Group.

Decreases of EUR 2.1 million are attributable to amortisation quotas.

Tangible fixed assets

Increases for the period are mainly related to the expansion of the signal broadcasting network and the process of updating technical equipment used in television studios. The main increases are analysed below by asset category:

- buildings: EUR 0.5 million;
- plant and machinery: EUR 23.6 million;
- industrial and commercial equipment: EUR 0.8 million;
- other tangible fixed assets: EUR 1.9 million.

Decreases for the period regarding these categories totalled EUR 22.2 million and resulted from depreciation for the period, totalling EUR 21.8 million, and disposals equal to EUR 0.4 million.

Fixed assets under construction and payments on account amounted to EUR 4.7 million, with a net decrease of EUR 7.2 million in the period. This decrease is due to the progressive completion of projects to which advances at 31 December 2001 referred.

Financial fixed assets

Investments

The following investments are valued by means of the equity method:

	30/06/2002	**31/12/2001**
Affiliated companies:		
Gestevision Telecinco S.A.	232.0	233.0
Publiespana S.A.	51.1	46.7
Fascino P.G.T. S.r.l.	5.2	5.4
Titanus Elios S.p.A.	8.9	-
Other companies:		
Albacom S.p.A.	55.8	68.2
Total investments recorded using the net equity method	**353.0**	**353.3**

The changes which occurred in this period are described in detail in the comments to the income statement. It should be noted that, since the first six months of 2002, the 30% share held in Titanus Elios S.p.A. - purchased by Videotime S.p.A. on 28 November 2001 and recorded at cost at 31 December 2001 - has been consolidated with the equity method.

The following investments are valued at cost:

	30/06/2002	31/12/2001
Subsidiaries		
Publieruos Ltd.	8.3	8.3
Affiliated companies:		
Consorzio Aeromobili Fininvest	0.2	0.2
Veleno S.p.A.	1.1	1.2
Titanus Elios S.p.A.	-	8.9
Other	0.3	0.1
Other companies		
Olivetti S.p.A.	96.3	96.3
KirchMedia GmbH & Co. KgaA	-	203.8
Other	6.1	9.5
Total investments valued at cost	**112.3**	**328.2**

The main changes which occurred in the six months are as follows:

- KirchMedia GmbH & Co KgaA: as explained more in detail in the Report on Operations, on 8 April 2002, Kirch Media filed a preliminary suit before the competent section of Munich Court. Subsequently, on 14 June 2002, a formal procedure for a temporary receivership was opened and an auction was decided on the main assets of the company.

  Following these events, on 30 June 2002, the book value of the 2.28% share held by the subsidiary Mediaset Investment S.a.r.l. in this company – recorded in the financial statements at 31 December 2001 for EUR 203.8 million - was fully written-down. At that time a provision of EUR 171.9 million had already been allocated and recorded in Provisions for risks and charges that, on 30 June 2002, was reclassified reducing the investment value. The economic effect of the write-down dated 30 June 2002 was EUR 31.9 million.

- TV Breizh S.A.: on 30 June 2002, the 13% stake held by the Mediaset Group was written down by EUR 1.9 million in order to compensate for the pro-quota losses incurred up to 30 June 2002, considered permanent according to the currently available business plans. Due to this write-down, the investment value is almost completely reduced to zero.

- Veleno S.p.A.: on 5 April, 2002, Mediaset S.p.A. purchased 100,000 shares for a value of EUR 0.1 million, equal to 2% of the share capital, from third parties, thus increasing its share from 24% to 26%. Subsequently, the investment was written-down by EUR 0.2 million based on the total losses incurred up to 30 June 2002 and considered permanent.

- Vep Investors: on 13 June 2002,the shareholders of this stock fund disinvested – pro-quota – a part of their investment. Following this operation, the subsidiary company Mediaset Investment S.a.r.l. recorded profits for EUR 1.1 million. Thus the investment value at 30 June 2002 decreased from EUR 1.5 million to EUR 0.2 million.

- Olivetti S.p.A.: the book value of the investment, corresponding to 0.45% of the share capital that incorporates – based on the value of the portion of net equity deriving from the consolidated financial statements at 30 June 2002 – goodwill equal to EUR 42.7 million, is maintained at 30 June 2002 due to the positive trend of operations and the further reduction in financial debt during the second half of 2002. The share value which, during the second quarter of 2002, suffered from the negative trend in the stock market and in the relevant sector, cannot be considered to be indicative of a long term loss for the company. Finally, it should be noted that, with a view of optimising financial operations, a part of the stocks of this investment is currently engaged in loan on securities operations.

- Società Consortile Fonografici per Azioni: on 3 June 2002, the company RTI Music S.r.l. disposed of its 12.50% stake for EUR 0.6 million.

Attached is a list indicating the information required for each subsidiary and affiliated company by current regulations on consolidated financial statements.

Further information about investments during the period can be found in the Report on Operations.

Receivables

This items includes medium and long-term receivables to which no value adjustments have been made.

Receivables from other companies amounted to EUR 5.8 million at 30 June 2002 (EUR 6.1 million at 31 December 2001). It includes EUR 1.5 million in guarantee deposits made for leases and utilities and EUR 4.3 million due from taxation authorities for advance taxation paid on the Provision for employee severance indemnity.

Of the total balance, EUR 4.1 million is due after more than one year.

Current assets

Inventory

At the end of the period, this item consisted of:

	Gross	Write-downs	30/06/2002 Net Value	31/12/2001 Net Value
Raw and ancillary materials, consumables	4.0	(3.0)	1.0	1.5
Work-in-progress and semi-finished products	1.8	-	1.8	3.6
Contracts in progress	15.9	-	15.9	7.8
Finished products and goods	17.2	(4.9)	12.3	10.2
Total	**38.9**	**(7.9)**	**31.0**	**23.1**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment. The write-down concerns slow-moving items, whose value has been adjusted in order to bring it in line with their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Contract work in progress mainly refers to in-progress television productions made to order and therefore intended for sale.

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 8.4 million (EUR 6.0 million at 31 December 2001), and productions for theme channels owned by Mediadigit S.p.A. for EUR 0.1 million (EUR 0.2 million at 31 December 2001);
- television broadcasting equipment and equipment for system construction purposes totalling EUR 3.6 million (EUR 3.8 million at 31 December 2001).

Receivables

At the end of the year, this item could be broken down as follows:

	Balance at 30/06/2002			
		Due		Balance at
	Total	within 1 year	after 1 year	31/12/2001
Receivables from customers	741.1	741.1	-	618.8
Receivables from subsidiaries	3.0	3.0	-	4.1
Receivables from affiliated companies	0.4	0.4	-	2.6
Receivables from parent company	6.1	6.1	-	6.7
Receivables from Fininvest Group and Mediolanum Group companies	13.5	13.5	-	11.7
Other receivables	168.1	168.1	-	241.8
Total	**932.2**	**932.2**	-	**885.7**

Trade receivables

	30/06/2002		
	Gross	Write-down	Net value
Receivables from customers due within one year	779.1	(38.0)	741.1
Receivables from customers due after one year	-	-	-
Total	**779.1**	**(38.0)**	**741.1**

Trade receivables primarily relate to the sale of advertising space to Italian clients (EUR 644.0 million net of the allowance for doubtful accounts; EUR 534.8 million at 31 December 2001). The remainder consists of receivables for the sale of rights and television productions and for the sale of radio and television equipment. No amounts receivable are due after 5 years.

The allowance for doubtful accounts above reflects adjustments to bring receivables in line with their estimated realisable value. During the six months, EUR 6.5 million of the allowance for doubtful accounts was utilised, mainly in respect of losses on receivables from advertising clients, while a further EUR 5.3 million was provided.

Receivables sold during the six months to factoring companies without recourse totalled EUR 152.3 million (EUR 256.3 million at 31 December 2001). Receivables not yet collected at 30 June 2002 amounted to EUR 50.8 million; none of these receivables was collected in advance.

Receivables due from subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

This item includes short-term receivables and may be analysed as follows:

	30/06/2002	31/12/2001
Receivables from subsidiaries	3.0	4.1
Receivables from affiliated companies	0.4	2.6
Receivables from parent company	6.1	6.7
Receivables from Fininvest Group and Mediolanum Group companies	13.5	11.7
Total	**23.0**	**25.1**

The above receivables, which do not include amounts due after more than one year, are all considered to be recoverable and, accordingly, no value adjustments have been made in respect of them.

Receivables due from subsidiary companies refer to advertising contracts with reference to Publieurope International Ltd.

Receivables due from affiliated companies relate to Publiespana S.A. for recharged services (EUR 0.1 million) and to Gestevision Telecinco S.A. mainly for the sale of rights (EUR 0.3 million).

Receivables due from parent company, relating to Fininvest S.p.A., regard requests for compensation made by Group companies, under the guarantee issued by Fininvest S.p.A. to Mediaset S.p.A. and its subsidiary companies on 6 June 1996, equal to EUR 5.9 million, and recharged services amounting to EUR 0.2 million.

Receivables due from Fininvest Group and Mediolanum Group companies mainly relate to the sale of advertising and recharged services.

For a detailed breakdown of these items, please see the table covering relations with Fininvest Group and Mediolanum Group companies included in the Report on Operations.

Other receivables

This item is made up as follows:

	30/06/2002	31/12/2001
Due from taxation authorities	57.6	46.6
Advances to suppliers, temporary staff and agents	17.7	15.1
Advances to employees	1.9	1.3
Transfer of receivables	56.4	56.2
Other	34.5	122.6
Total	**168.1**	**241.8**

The above receivables do not include any amounts due after more than one year. They are all considered to be recoverable and no value adjustments have been made in respect of them.

Receivables due from taxation authorities include EUR 14.6 million of overpayments for direct taxes relating to prior years, EUR 13.8 million of which have been brought forward, and EUR 0.8 million for which rebates have been requested. These amounts are due after less than one year.

The balance also includes taxation paid on account equal to EUR 37.4 million; at 31 December 2001 for every company, advances paid were countered by the amount due for attributable tax.

Advances to suppliers, outside contractors and agents includes advance payments made to advertising area consultants and suppliers amounting to EUR 3.6 million, to suppliers, artists and other professionals for television productions amounting to EUR 13.6 million and to sundry suppliers amounting to EUR 0.5 million.

Advances to employees consists primarily of sums advanced for business travel.

Factored receivables comprises the amounts due from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at the end of the six months' period.

Other receivables mainly include:

- EUR 24.4 million regarding the interest-free loan given by shareholders to Albacom S.p.A. in proportion to their own stake, in order to meet the financial requirements of the company. Of this amount, EUR 18.8 million was given during the first half of 2002. It should be noted that on 3 July 2002, the General Meeting of Albacom approved the conversion of this loan into capital;
- EUR 1.0 million regarding a loan given to the affiliated company Tv Breizh S.A. and underwritten on 15 May 2002 by the subsidiary company Mediaset Investment S.a.r.l.

Financial assets (which are not fixed assets)

Own shares

This item includes Mediaset S.p.A. shares purchased following the decisions taken by the General Meetings held on 20 April 2000, 9 April 2001 and 24 April 2002, according to which the Board of Directors is entitled by proxy to purchase up to a maximum of 30,000,000 shares (2.54% of the share capital).

The value of own shares owned at 30 June 2002 amounts to EUR 28.2 million (EUR 12.1 million at 31 December 2001), equal to 3,825,001 shares, of which 3,130,000 are intended for the approved Stock Option Plans. This value is recorded net of a EUR 4.7 million write-down (of which EUR 3.1 million was already allocated for provisions at 31 December 2001) made in order to adjust the book value to the stock-option right value.

As for the remaining 695,001 shares, their value at 30 June 2002 is recorded net of a EUR 0.6 million

write-down in order to adjust their book value to the market price at the end of June 2002. During the six months, in order to stabilise the share trend and to meet the requirements of the approved Stock Option Plans, a total of 8,379,893 shares were purchased for EUR 75.0 million and 6,030,892 shares were sold for EUR 54.2 million. The economic effect of these operations generated net income amounting to EUR 0.7 million.

Other securities

This item amounts to EUR 165.0 million and includes:

- shares and bonds held by the subsidiary company Mediaset Investment S.a.r.l. and worth EUR 48.1 million (net of a write-down of EUR 0.1 million to bring them in line with market value);
- investment fund units of EUR 116.9 million purchased by the subsidiary company Mediaset Investment S.a.r.l., net of a write-down of EUR 0.6 million to bring them in line with market value, and managed by the relative fund management company in which it has a stake.

Liquid funds

This item is made up as follows:

	30/06/2002	31/12/2001
Bank and postal deposits	273.0	101.0
Cash in hand and cash equivalents	0.1	-
Total	**273.1**	**101.0**

Net financial position

The net financial position of the Mediaset Group at 30 June 2002, compared with the position at 31 December 2001, is as follows:

	30/06/2002	31/12/2001
Liquid funds	273.1	101.0
Financial income and securities (which are not fixed assets)	174.9	215.5
Total financial assets	**448.0**	**316.5**
Due to banks	(698.8)	(553.0)
Due to other financial institutions:		
Factoring companies	-	-
Lease companies	(5.2)	(5.5)
Other	-	(5.8)
Total financial liabilities	**(704.0)**	**(564.3)**
Net financial position	**(256.0)**	**(247.8)**

Financial liabilities are shown above only for the purpose of reporting the net financial position of the Mediaset Group at 30 June 2002 and comparing it with that at 31 December 2001. For a more detailed analysis of changes, see the Report on Operations. It should also be noted that the item **Securities and financial assets not classified as fixed assets** does not include own shares intended for the approved Stock Option Plans.

Prepayments and accrued income

	30/06/2002	31/12/2001
Accrued income	0.9	7.2
Prepayments	15.4	10.0
Total	**16.3**	**17.2**

Accrued income is almost entirely attributable to the splitting into instalments on an accruals basis of the positive deadlines of hedging operations of foreign exchange risks existing at 30 June 2002.

Prepayments mainly relates bartering arrangements involving the subsidiary company Promoservice Italia S.r.l, for EUR 3.9 million, as well as rent payable, various services and insurance premiums not pertaining to the period.

(amounts in EUR millions)

Shareholders' equity

Movements in shareholders' equity are provided in an attachment as is a reconciliation of the shareholders' equity of Mediaset S.p.A. to consolidated shareholders' equity.

The main items making up shareholders' equity and the movements therein are as follows:

Share capital

At 30 June 2002, the share capital of the Mediaset Group, which is the same as that of the parent company and was converted into Euro under the decision taken by the General Meeting on 9 April 2001, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred in the period.

Share premium reserve

At 30 June 2002 the share premium reserve, which is the same as that of the parent company, amounted to EUR 739.7 million. No changes occurred in the period.

Legal reserve

At 30 June 2002 this reserve amounted to EUR 74.3 million (EUR 61.2 million at 31 December 2001). It increased by EUR 13.1 million during the period following the allocation of 5% of 2001 net profit of Mediaset S.p.A., as approved by the General Meeting held on 24 April 2002. This reserve is the same as that reported in the financial statements of the parent company.

Reserve for own shares

At 30 June 2002 the reserve for own shares amounted to EUR 28.2 million, corresponding to the share value recorded in the item **Financial assets not classified as fixed assets**, in compliance with art. 2357 of the Civil Code. During the period, the company bought and sold 8,379,893 and 6,030,892 of its own shares, respectively.

Other reserves

At 30 June 2002 other reserves amounted to EUR 111.4 million (EUR 125.7 million at 31 December 2001); the decrease of EUR 14.3 million was mainly attributable to the following movements:

- increase of EUR 1.8 million, deriving from the allocation of the 2001 profit as decided by the General Meeting of 24 April 2002;
- transfer of EUR 16.1 million to the reserve for own shares, following the purchase of own shares in the period.

Other reserves also include EUR 9.0 million in capital grants; taxes are deferred on 50% of the grants received and this portion of grants will be included in the income for the year if utilised for purposes other than to cover losses.

The remaining portion of the grants is taxed over ten years and is recorded here net of deferred tax.

Retained earnings

This item has increased following the retention of a position of consolidated net profit for the year ended 31 December 2001 and decreased due to dividends paid during the period (EUR 247.8 million).

Profit for the year

This item includes the net profit for the period from 1 January to 30 June 2002, equal to EUR 358.5 million.

Provisions for risks and charges

The make up of these provisions and movements therein are set out below:

	1/1/2002	Allocations	Uses	Other changes	30/06/2002
1. Provision for pension benefits and similar obligations	1.0	0.1	(0.6)	-	0.5
2. Provision for taxation:					
deferred taxes	(29.2)	-	-	-	(29.2)
current taxes	-	-	-	-	-
3. Other provisions	210.0	4.5	(183.8)	-	30.7
Total	**181.8**	**4.6**	**(184.4)**	**-**	**2.0**

Reserves for retirement benefits and similar commitments (item 1) mainly consist of the supplementary social security reserve establish pursuant to the supplementary corporate agreement stipulated on 4 July 1992 and incorporated in the supplementary corporate agreement of 13 January 1997.

Tax reserves (item 2) entirely consist of the provision for deferred taxation relating to consolidation adjustments and temporary differences between taxable earnings and liabilities and the value reported in the financial statements used for consolidation purposes.

Under article 81, clause 7 of Regulation approved by Consob deliberation no. 11971 of 14 May 1999 and subsequent modifications, the Group has presented its period results gross of taxes, therefore deferred tax receivables and payables for the six months period have not been accounted for.

With regard to contingent tax liabilities, no provision has been made in the consolidated financial statements in relation to events preceding 15 July 1996, the date Mediaset S.p.A. became listed on the stock exchange. All such liabilities are covered by a guarantee issued by Fininvest S.p.A., as is explained in the section ***contingent liabilities guaranteed by the parent company***.

As to the sphere of application of this guarantee, it should be noted that Publitalia '80 S.p.A. has received tax assessments that have been forwarded to the parent company Fininvest S.p.A.; in particular, Publitalia '80 S.p.A. paid additional tax assessments totalling EUR 4.0 million between 1996 and 2000 and requested reimbursement thereof from Fininvest S.p.A.. During the six months, no amount was paid to taxation authorities for taxes included in the above guarantee.

It should also be noted, as already stated in the financial accounts at 31 December 2001, that - following criminal proceedings for unfair presentation of financial statements of which Mediaset was notified as the offended subject – on 21 December 2001 a notice of assessment was communicated to the Company which contested the income declared for the year 1995 suggesting an accrued taxable value for EUR 22.3 million and subsequent taxes due for EUR 11.9 million plus penalties for an equal amount.

This notice of assessment contested the deduction from income of part of the amortisation due to part of the rights purchased by Mediaset in 1994 and 1995. According to taxation authorities, they were purchased at a higher than "normal" value (violation of art. 76 TUIR, paragraph 5).

On 1 March 2002, at the end of the audit required by the notice of assessment dated 21 December 2001, a summary of the ascertainment proceedings was notified to Mediaset in which the taxation authorities contested the deduction from income of the whole amount of amortisation concerning part of the TV rights purchased in the years 1994 and 1995 and booked by Mediaset in the years from 1996 to 2000 for a total of EUR 164.9 million.

The Company, supported by authoritative legal advice, claims that the accusations of taxation authorities are groundless. For these reasons, no provisions are made. It should also be noted that copies of the above acts were transmitted by the parent company Fininvest S.p.A., as established in the guarantee the latter issued in connection with the public offer for sale and subscription of Mediaset S.p.A.

Other reserves (item 3) mainly consist of the following:

- reserve for litigation risks totalling EUR 7.4 million (EUR 7.8 million at 31 December 2001). The purpose of this reserve is to cover likely liabilities resulting from lawsuits involving compensation requested for defamation or the violation of personal rights, sanctions imposed by the Regulatory Authority and compensation for damages. The outcome of these lawsuits is uncertain and, accordingly, the amount provided represents a prudent estimate of the potential liability;
- reserve for ongoing disputes with employees and social security institutions totalling EUR 8.9 million (EUR 10.6 million at 31 December 2001): at the time being, the outcome of these disputes is uncertain and, therefore, the amount provided represents a prudent estimate of the potential liability. The amount provided during the year relates to social security disputes, the amount expected to be paid to employees and other staff in the form of settlements and damages arising under claims not covered by the guarantee issued by Fininvest S.p.A. on 6 June 1996, as examined elsewhere in these explanatory notes;
- reserve for contractual risks totalling EUR 13.4 million (EUR 14.0 million at 31 December 2001). The most significant elements of this reserve include the amount provided in respect of the risk that artistic resources will be under-utilised compared to contractual provisions and amounts provided in respect of possible disputes with suppliers of rights and bad debts in the form of goods (resulting from the sale of advertising under bartering arrangements).
- Provisions for miscellaneous risks and charges totalling EUR 1.0 million (EUR 177.6 million at 31 December 2001). The main decrease equal to EUR 171.9 is due to the use – thus reducing the investment value held in KirchMedia GmbH & Co KgaA. – of the amount provided at 31 December 2001. This item further decreased by EUR 3.1 million as a consequence of the use of the fund allocated at 31 December 2001 for the possible charges connected with the Stock Option Plan approved by the Shareholders' Plan Committee following the decision of the General Meeting of 9 April 2001. The above use (as already said in the section **Financial assets not classified as fixed assets**) was reclassified with a view to partially balancing the charges incurred to adjust the book value of own shares intended for the stock option scheme to the value of exercising the rights connected to this plan.

  This fund also includes pro-quota provisions for EUR 0.7 million, prudentially allocated to balance the losses at 31 December 2001 mainly generated by the assessment of the portfolio securities at that date in the EuroMedia Venture Fund (a US fund investing in new technology industries), of which the subsidiary company Mediaset Investment S.a.r.l. indirectly holds, through EuroMedia Luxembourg Two S.A., a 3.2% share.

As for the pending controversy with the company Editorial Planeta S.A., it should be noted that – as already said in the financial statements at 31 December 2001 – on 28 November 2001 this company

summoned Mediaset S.p.A. and Mediaset Investment S.a.r.l. before the Civil Court of Madrid claiming compensation for damage allegedly suffered by Planeta with reference to the negotiations for the purchase of a 5% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by the Planeta Group, negotiations which took place in the second half of 2000. Mediaset S.p.A. and Mediaset Investment S.a.r.l. appeared before the court on 13 December contesting Planeta's claims and proposing a preliminary exception whereby the competence of Spanish Courts in settling the controversy was challenged. This preliminary exception was accepted by the Court of Madrid that – with a warrant issued on 2 April 2002 – denied its competence in ruling the claim and condemned Planeta to pay court costs. Planeta filed an appeal against this decision. Therefore, according to authoritative legal advice and based on the evolution of the procedure so far, with reference to this controversy, it was decided – as occurred on 31 December 2001 – to make no provisions at 30 June 2002.

It should also be noted that, also for the types of risks specified in item 3, no provision have been made for potential charges and liabilities regarding events prior to 15 July 1996 as these are covered by the guarantee issued by Fininvest S.p.A.. For charges that have already been incurred or whose amount was ascertained during the period, the companies belonging to the Mediaset Group have made requests for reimbursement to Fininvest S.p.A., as reported in the comments on ***value of production*** and ***receivables*** in the explanatory notes. No provision has been made in respect of potential liabilities and risks that are only possible; The Group companies have informed Fininvest S.p.A. about the type and amount of these risks.

Employee severance indemnity

Changes in this provision during the period were as follows:

Balance at 1/1/2001	**93.1**
Amount accrued and charged to income statement	10.7
Indemnities paid during the period and changes in the consolidation area	(7.2)
Balance at 30/06/2001	**96.6**

Payables

Details of the make-up of this item, together with movements therein, are provided below:

Due to *banks*

Amounts due to banks are analysed as follows:

	Balance at 30/06/2002				
		Due			Balance at
	Total	within 1 year	1-5 years	after 5 years	31/12/2001
Payables without collateral:					
credit lines	695.0	695.0	-	-	524.9
overdraft	2.0	2.0	-	-	26.0
easy-terms loans	1.8	0.6	1.2	-	2.1
Total	**698.8**	**697.6**	**1.2**	**-**	**553.0**

Due to other *financial* institutions

Amounts payable to other financial institutions totalled EUR 5.2 million at 30 June 2002 (EUR 11.2 million at 31 December 2001). They exclusively refer to payables to leasing companies (EUR 5.5 million at 31 December 2001) for real estate leased for the television group and are entirely of a short term nature.

Advance payments received

This item, totalling EUR 18.5 million at 30 June 2002 (EUR 8.7 million at 31 December 2001), consists of both advance payments received from customers for advertising services to be provided and advance payments for the development of television productions.

Trade accounts

The main components of this item, which totalled EUR 715.8 million at 30 June 2002 and the main changes since 31 December 2001 are analysed below:

	Balance at 30/06/2002				Balance at 31/12/2001
		Due			
	Total	within 1 year	1-5 years	after 5 years	
Trade payables	715.8	655.4	60.4	-	897.4
Total	**715.8**	**655.4**	**60.4**	**-**	**897.4**

- payables for the purchase of rights totalling EUR 475.6 million (EUR 641.1 million at 31 December 2001). This item includes a long-term element of EUR 60.0 million regarding the purchase of rights that have not yet taken effect;
- payables for the completion of television productions totalling EUR 140.8 million (EUR 151.6 million at 31 December 2001);
- payables to free-lance artists and professionals of the television group totalling EUR 35.5 million (EUR 40.6 million at 31 December 2001);
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 43.1 million (EUR 41.9 million at 31 December 2001);
- payables for the purchase of miscellaneous goods and technical services totalling EUR 20.8 million (EUR 21.0 million at 31 December 2001).

Due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

Amounts due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies are analysed below:

	Balance at 30/06/2002			Balance at 31/12/2001
		Due		
	Total	within 1 year	after 1 year	
Due to subsidiaries	1.5	1.5	-	1.7
Due to affiliated companies	6.3	6.3	-	11.3
Due to parent company	1.1	1.1	-	1.1
Due to Fininvest Group companies	73.7	73.7	-	18.0
Total	**82.6**	**82.6**	**-**	**32.1**

Due to affiliated companies

The balance at 30 June 2002, equal to EUR 6.3 million (Eur 11.3 million at 31 December 2001), includes trade payables to Fascino Gestione Teatro S.r.l equal to EUR 5.7 million and amounts due to the Consorzio Aeromobili Fininvest totalling EUR 0.6 million (EUR 0.4 million at 31 December 2001).

Due to parent company

At 30 June 2002, this sum amounted to EUR 0.8 million to be paid to the parent company Fininvest S.p.A., because of recharged services, and to EUR 0.3 million for the royalty contract for the use of the trademark.

Due to Fininvest Group and Mediolanum Group companies

Reference should be made to the table showing relations with Fininvest Group and Mediolanum Group companies (included in the Report on Operations) for further analysis of this item.

Due to taxation authorities

This item may be analysed as follows:

	30/06/2002	31/12/2001
Withholding tax on employees' wages and salaries	9.1	9.1
Current taxes	5.9	12.0
VAT payables	19.6	-
Other payables	4.9	5.5
Total	**39.5**	**26.6**

Due to social security institutions

This item relates to year-end liabilities towards social security institutions for employer and employee social security contributions on wages and salaries for June.

The balance at 30 June 2002 was analysed as follows:

	30/06/2002	31/12/2001
INPS	3.7	3.4
ENPALS	4.7	4.5
INPDAI e INPGI	1.8	1.8
FASI and FASDAC	0.1	0.1
Other	0.9	1.4
Total	**11.2**	**11.2**

Other sums payable

This item may be analysed as follows:

	30/06/2002	31/12/2001
Personnel (holidays, Christmas bonus, etc.)	27.7	20.4
Employees	2.2	12.6
Participants in games and quiz shows	1.2	4.4
Emoluments to Directors and Statutory Auditors	0.8	0.9
Other	20.3	18.4
Total	**52.2**	**56.7**

Amounts due to employees include EUR 7.8 million for incentives accruing but not yet paid (EUR 8.8 million at 31 December 2001).

Other sums payable primarily include:

- EUR 5.2 million (EUR 4.3 million at 31 December 2001), regarding advance payments on options;
- EUR 2.9 million regarding the unpaid portion of share capital to the affiliated company Euromedia Luxembourg Two S.A.

Accruals and deferred income

At 30 June 2002 this item was analysed as follows:

	30/06/2002	31/12/2001
Accruals:		
forex	22.2	2.7
other accruals	10.9	0.8
Total accruals	**33.1**	**3.5**
Deferred income:		
long-term rentals	7.2	10.3
other deferred income	2.7	1.8
Total deferred income	**9.9**	**12.1**
Total	**43.0**	**15.6**

The balance of the item *other accruals* includes EUR 9.3 million regarding the annual fee for television concessions.

(amounts in EUR millions)

Personal sureties given

At 30 June 2002 the Group had outstanding guarantees given to third parties, on behalf of affiliated companies, totalling EUR 24.6 million (EUR 22.1 million at 31 December 2001), of which EUR 18.4 million (EUR 17.7 million at 31 December 2001) were non-bank sureties referring to the guarantee issued in favour of Milan VAT Office following the VAT surplus.

Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve outlays totalling around EUR 102.1 million (EUR 68.7 million at 31 December 2001) over the coming years. Long-term commitments also include EUR 0.4 million (EUR 0.4 million at 31 December 2001) of lease commitments;
- commitments for artistic services, television productions, long serial dramas and press agency agreements totalling around EUR 74.7 million (EUR 135.3 million at 31 December 2001);
- commitments to acquire rights: the Group has entered into "volume deal" contracts with several major US studios to guarantee the availability of their films and television productions. These contracts ensure that the Group can maintain a level of investments in line with the Group's strategy to strengthen its library and entail a total commitment of around EUR 684.9 million (EUR 863.8 million at 31 December 2001), EUR 122.8 million of which with the subsidiary company Medusa Film S.p.A.
- commitments for financial foreign currency operations to hedge the exchange risk, and for the purchase and sale of securities, totalling EUR 810.8 million (EUR 951.1 million at 31 December 2001);
- commitments for the purchase of new equipment, works and supplies to the company offices totalling EUR 11.6 million (EUR 10.6 million at 31 December 2001);
- commitments for long-term leases and rents totalling EUR 37.5 million (EUR 23.0 million at 31 December 2001).

Contingencies

Contingencies include around EUR 1.8 million in equipment owned by third party companies which is stored at Mediaset Group companies.

At 30 June 2002 there were also EUR 0.6 million of discounted bills.

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

In connection with the public offering for the sale and subscription of shares in Mediaset S.p.A., Fininvest S.p.A. issued an irrevocable guarantee for an unlimited amount, covering a period corresponding to that applying to the prescription of tax liabilities, whereby it agrees to hold harmless and indemnify Mediaset S.p.A. and its subsidiary companies as at 30 June 1996 against any damage, cost, liability, out-of-period liability (resulting from a primary debt or fine), substantiated capital loss, reversal of assets or detrimental effect, including legal expenses (the "losses") which may arise to any of these companies in relation to a

breach of contractual obligations or obligations regarding civil, criminal, administrative and tax proceedings, breach of law and breach of conditions set forth in television broadcasting licences, which occurred prior to the listing date.

On the basis of this guarantee, Fininvest S.p.A. will pay any applicable damages, at the time the loss actually occurs, net of any provisions existing at the time in respect of such risks and net of out-of-period extraordinary items solely due to agency refunds that are subject to a 10 year prescription and were recorded in the liabilities of Publitalia '80 S.p.A. in its financial statements at 31 December 1995.

No compensation is due for any losses in respect of which Fininvest S.p.A. has already compensated Mediaset S.p.A.

With respect to the above, Fininvest S.p.A. has agreed, for the entire duration of the guarantee, to comply with the following parameters: (i) the absolute difference between (a) liquid funds (cash, deposits, government bonds and similar securities, securities traded in regulated markets including the securities of subsidiary companies) and (b) payables due to third parties (financial payables, payables due to taxation authorities, excluding trade accounts) must not be less than EUR 1,549.4 million and (ii) the ratio of liquid funds to payables due to third parties, as defined above, must not be less than 3:1. In the event of a breach of these conditions, Fininvest S.p.A. will be required to provide a first call bank guarantee to Mediaset S.p.A., for an amount equal to that required to restore the level of the parameters described above.

Based on the financial statements for the year ended 31 December 2001, Fininvest S.p.A. is in compliance with the covenants indicated in the text of the aforementioned guarantee.

It should be noted that such guarantee will expire on 31 December 2002.

The following events were covered by the guarantee:

- with regard to expenses that have already been verified and recorded in the 2002 half year's report, Mediaset Group companies have requested Fininvest S.p.A. to receive compensation totalling EUR 1.6 million, as is described in the notes on ***value of production*** and ***receivables***;
- with regard to potential liabilities that have not yet become certain, the total risk has been put at EUR 11.0 million; this amount relates almost entirely to litigation and other matters regarding R.T.I. S.p.A. A request for compensation will be made once the loss has been finalised;
- the parent company Fininvest S.p.A. has been informed of the potential tax liabilities of the subsidiary company Publitalia '80 S.p.A., as required by the guarantee.

In relation to the guarantee and related interpretative agreements, on 16 December 1997, upon request of Fininvest S.p.A., the Board of Directors of Mediaset S.p.A. resolved to accept the request of Fininvest S.p.A. concerning non-operating income recorded in the financial statements of Publitalia '80 S.p.A. for the years from 1997 onwards. This non-operating income is limited to that resulting from agency refunds subject to a 10-year prescription period and recorded as a liability in the financial statements of Publitalia '80 S.p.A. at 31 December 1995.

Pursuant to these agreements, Publitalia '80 S.p.A. has acknowledged to Fininvest S.p.A. EUR 0.8 million of agency refunds that have fallen into ten-year prescription (recorded under other operating costs).

It should also be noted that Fininvest S.p.A. has given Mediaset S.p.A. a guarantee for an unlimited amount to cover any overstated assets and/or capital losses resulting from mistakes or problems regarding the ownership of television rights of the Mediaset Group, as reported in the consolidated financial statements at 31 December 1995 or in the accounting records at 31 March 1996; in the years after 1996, there have been no material circumstances involving the application of this guarantee.

(amounts in EUR millions)

Value of production

Revenues from sales and services

The break-down of revenues from sales and services is as follows:

	1st half 2002	1st half 2001
Television advertising	1,202.5	1,246.3
Printed advertising	0.6	0.5
Other advertising revenues	24.9	19.4
Rental of rights/programmes	10.7	10.2
Marketing of rights and television products	30.6	54.3
Sale of merchandise	3.5	3.4
Construction and maintenance of television equipment	8.2	8.7
Publishing revenues	0.9	2.6
Other	1.1	4.4
Total	**1,283.0**	**1,349.8**

Revenues from the sale of *television advertising* consist of:

- revenues from the sale of advertising slots on the three national television networks, totalling EUR 1,195.8 million, net of agency discount, over EUR 1,232.7 million in the first half of 2001, with a 3% decrease;
- revenues from the resale of television time in exchange for goods carried out by Promoservice Italia S.r.l. Such revenues amounted to EUR 6.7 million (EUR 9.8 million in the first half of 2001).

Revenues from the sale of *printed advertising* entirely consist of the resale by Promoservice Italia S.r.l. of advertising space acquired from third party publishers.

Other advertising revenues mainly consist of advertising bill posters in sports stadiums and revenues from advertising on the Internet and from commercial services on Mediavideo.

Revenues from *rental of rights/programmes* were mostly earned from the distribution of schedules for theme channels to the digital platforms by the subsidiary company Mediadigit S.p.A.

The item *sale of rights and television products* primarily includes the revenues from the sale to Stream S.p.A. of the rights of a few *Champions League*, matches, equal to EUR 28.2 million (EUR 25.6 million in the first half of 2001).

Compared to the same period of the previous year there is a considerable decrease which is attributable to the disposal of the company Beta Film following the agreements contained in the Joint-Venture Termination Agreement regarding the conclusion of the joint-venture between the Mediaset Group and the Kirch Group which occurred in September 2001. On a like-for-like basis, that is, without considering the effect of the Epsilon Group, the revenues from sales of rights and television products show a 4.8% increase.

Revenues from the *sale of goods* primarily relate to the sale of goods and services received from Promoservice Italia S.r.l. in exchange for advertising.

Revenues from *construction and maintenance of television equipment* relate to the sale of equipment by Elettronica Industriale S.p.A. to third party customers totalling around EUR 1.3 million (EUR 1.5 million approx. in the first half of 2001) and sales and maintenance of television equipment to the Telepiù Group for around EUR 6.8 million (EUR 7.2 million approx. in the first half of 2001).

Revenues from *publishing* exclusively refer to the new monthly magazine *MT - La macchina del tempo*.

Changes in the inventories of work in progress, semi-finished and finished goods

This item shows a positive balance of EUR 0.4 million, mainly as a result of changes recorded by R.T.I. S.p.A. in relation to television programmes produced, which are reflected as inventory until they are broadcast.

Own work capitalised

EUR 19.4 million of the increase in the six months, totalling EUR 20.5 million, is due to the cost cuts pertaining to long serial drama production (EUR 26.3 million in the first half of 2001); the remaining amount – EUR 1.1 million (EUR 1.2 million in the first half of 2001) - is due to cost capitalisation for the maintenance and operation of the signal broadcasting network.

Changes in the work in progress made to order

This item, totalling EUR 8.1 million, primarily consists of the cost cuts pertaining to television products in progress, made to order upon request of Mediatrade S.p.A. and intended for sale to third party companies after completion.

Other revenues and income

This item is made up as follows:

	1st half 2002	1st half 2001
Lighting service	2.9	3.0
Compensation from Fininvest S.p.A.	1.6	3.1
Other	14.1	13.8
Total	**18.6**	**19.9**

Other income from the *lighting service* refers to the sub-let of television posts and the recharging of electricity costs to the Telepiù Group.

The item *compensation from Fininvest S.p.A.* consists of claims made to the parent company Fininvest S.p.A. in relation to liabilities (mainly lawsuits and related costs, settlements with personnel and tax amnesties) covered by the guarantee it issued on 6 June 1996.

The item *other* is primarily made up of recovery of costs.

Cost of production

Raw materials, consumables and supplies

This item can be broken down as follows:

	1st half 2002	1st half 2001
Raw, ancillary materials and supplies	6.4	8.9
Consumables	2.5	2.7
Advertising space	0.7	3.9
Other purchases	7.9	11.5
Total	**17.5**	**27.0**

The components of *raw materials, consumables and supplies* are as follows:

- purchases of EUR 5.5 million (EUR 7.1 million in the first half of 2001) from the company that manages the merchandise barter operations. The decrease arises from the decreased use of merchandise barter operations carried out by Promoservice Italia S.r.l.;
- purchases of materials used for the construction of television devices and equipment for resale and purchases for the maintenance of the Group's own equipment, totalling EUR 0.9 million (EUR 1.8 million in the first half of 2001).

The main elements of *other purchases* are prizes for games and quiz shows for EUR 3.1 million (EUR 5.0 million in the first half of 2001) and purchases of materials for sets for EUR 3.9 million (EUR 5.7 million in the first half of 2001).

Service costs

This item is made up as follows:

	1st half 2002	1st half 2001
Consultants, temporary staff and services	77.5	88.2
Emoluments to directors and statutory auditors	1.1	1.0
Fees and commissions	11.7	11.4
SIAE/AFI/SCF/IMAIE dues	35.2	34.0
Production services	86.2	81.0
Publishers' fees	9.9	25.6
Auditel	4.2	4.7
Advertising space and public relations	8.9	8.8
Maintenance costs	6.1	6.3
Travel expenses	5.3	5.7
Electricity, water and gas	5.3	5.8
Post and telephone expenses	3.7	3.4
EDP	8.2	10.0
Canteen, cleaning and security services	7.7	7.7
Research, training and other personnel expenses	0.5	0.8
Transportation and shipping	3.1	3.8
Bank charges and fees	0.6	0.1
Insurance	1.5	1.3
Other services	16.2	12.8
Total	**292.9**	**312.4**

The main items included in service costs are analysed below:

- *consulting, outside contractors and* services: the most significant items are artistic services for EUR 43.3 million (EUR 44.6 million in the first half of 2001), television filming for EUR 5.9 million (EUR 7.8 million in the first half of 2001) and journalism services equal to EUR 3.1 million (EUR 5.4 million in the first half of 2001); the remaining part primarily refers to professional and technical services;

- *emoluments to directors and statutory auditors*: include fees paid to directors totalling EUR 0.8 million (EUR 0.8 million in the first half of 2001) and statutory auditors amounting to EUR 0.3 million (EUR 0.2 million in the first half of 2001);
- *fees and commissions*: these entirely refer to fees paid to agencies and media centres in relation to the sale of advertising space;
- *SIAE, AFI, SCF and IMAIE dues*: these are the payments made to the said associations for the use of intellectual property under their protection. The total amount includes the costs incurred in order to meet the rules regarding copyright (fair payment);
- *production services*: these increased by EUR 5.2 million over the first half of 2001 mainly as a result of the capitalised costs for domestic drama production;
- *publishers' fees*: this item includes the rights paid for bill poster advertising and advertising in the Internet portals. The decrease in the period, equal to EUR 15.7 million, is due to the effect of the exit of the Epsilon Group from the consolidation area (EUR 18.2 million in the first half of 2001);
- *purchase of advertising space and public relations*: this item includes the purchase of advertising space by Publitalia '80 S.p.A. for bill posters in stadiums as well as the purchase of advertising space from third party publishers to promote the Group's activities.

Leasing and rental

This item may be analysed as follows:

	1st half 2002	1st half 2001
Real estate rentals	11.4	11.6
Royalties	6.3	8.6
Signal broadcasting and transmission	9.5	8.4
Rentals and leases	16.2	15.4
Total	**43.4**	**44.0**

Real estate rentals consist of lease payments for the companies' premises and signal broadcasting stations.

Royalties primarily consist of recording royalties totalling EUR 0.4 million (EUR 0.9 million in the first half of 2001) and licensing royalties regarding television productions amounting to EUR 3.6 million (EUR 6.0 million in the first half of 2001); this item also includes a market rate accrual for the use of the "Biscione" trademark owned by Fininvest S.p.A..

Rent and leasing costs are for the use of studios, television equipment and motor vehicles.

Personnel expenses

During the half year, the following changes occurred in the personnel levels of the Group companies:

Mediaset Group Workforce	01/01/2002	30/06/2002	Average
Managers	295	298	300
Middle managers	614	643	632
Office staff	3,132	3,150	3,168
Manual workers	61	-	-
Journalists	294	303	297
Total (without Epsilon Group)	**4,396**	**4,394**	**4,397**

The personnel levels of the Mediaset Group companies have remained substantially unchanged since 31 December 2001.

Personnel expenses (net of the Epsilon Group) for the workforce in the table above increased from EUR 148.6 million in the first half of 2001 to EUR 157.6 million in the first half of 2002. The increase therefore amounts to EUR 9.0 million (6.1%). This figure is in line both with wage policies and the impact of contract renewals which took effect starting from the second half of last year.

	1st half 2002	1st half 2001
Ordinary pay	79.5	76.6
Overtime	2.6	3.0
Special benefits	15.1	11.7
Christmas and summer bonuses	11.6	11.1
Accrued holiday pay	5.4	5.0
Total wages and salaries (without Epsilon Group)	**114.2**	**107.4**
Social security contributions	32.3	30.6
Employee severance indemnity	10.7	10.1
Pension benefits and similar obligations	-	0.3
Other expenses	0.5	0.2
Total personnel expenses (without Epsilon Group)	**157.6**	**148.6**

Amortisation, depreciation and write-downs

Details on the amortisation of intangible assets and the depreciation of tangible assets, as well as the relevant write-downs, are provided in the tables analysing the changes, and are commented upon in the section of these notes devoted to ***fixed assets***.

As to ***intangible assets***, it should be noted that, over the same period of the previous year, the effect arising from the exit of the Epsilon Group from the consolidation area entailed a total reduction of amortisation for EUR 4.0 million, primarily attributable to the amortisation quotas of the net goodwill that the joint-venture operation had produced on the Mediaset Group (EUR 2.9 million in the first half of 2001).

The item ***provision for doubtful receivables*** represents the change for the year necessary to bring the value of receivables in line with their estimated realisable value.

Provisions for risks and other provisions

The most significant components of ***other provisions*** are accruals for risks regarding disputes with employees and litigation (which arose in the period following Mediaset S.p.A.'s market flotation and are, thus, not covered by the guarantee issued by Fininvest S.p.A.), and for risks and losses caused by the inability to recover contractually set artists' fees through television productions.

The positive impact of this item on the results at 30 June 2002 arises from the higher utilisation of the provisions for risks following the events which occurred in the six months, than that allocated.

Sundry operating costs

This item may be analysed as follows:

	1st half 2002	1st half 2001
Television concession fee	9.3	9.2
Tax charges	1.0	2.2
Other	10.6	7.9
Total	**20.9**	**19.3**

Financial income and charges

This item may be analysed as follows:

	1st half 2002	1st half 2001
Income from equity investments		
Dividends	3.0	1.5
Other financial income:		
From receivables included in fixed assets	0.1	0.1
From securities included in current assets	4.7	5.8
Other income:		
Interest on bank accounts and deposits	2.6	2.5
Foreign exchange gains	43.8	36.4
Interest on trade receivables	0.2	0.3
Other	1.6	4.5
Total income	**56.0**	**51.1**
Interest and financial charges:		
Interest on short-term loans	(9.4)	(9.9)
Foreign exchange losses - third parties	(50.0)	(37.3)
Interest on advances and discount	(1.1)	(0.2)
Interest on trade payable	(0.1)	-
Other financial charges	(6.3)	(9.2)
Total charges	**(66.9)**	**(56.6)**
Total financial income and charges	**(10.9)**	**(5.5)**

Income from investments includes the dividends paid during the first six months by the subsidiary company Publieuros Ltd. The value at 30 June 2001 totalling EUR 1.5 million included the dividends paid by E.I.S. S.p.A. and Olivetti S.p.A.

Other financial income includes the gains made with respect to stabilisation operations regarding the Mediaset stocks, equal to EUR 1.3 million (EUR 1.6 million in the first half of 2001).

The item ***other financial charges*** includes:

- costs connected to the stabilisation of Mediaset stocks for EUR 0.6 million;
- losses on the sale of securities held by Mediaset Investment S.a.r.l. for EUR 3.4 million;
- unrealised charges connected to the stabilisation of stocks for EUR 0.6 million (EUR 4.3 million in the first half of 2001); determined by the restatement at market price of Mediaset S.p.A. own shares;
- write-down of own shares for EUR 1.7 million connected to the adjustment of the book value to the stock option right value for the own shares intended for the approved Stock Option Plans.

Foreign exchange gains and foreign exchange losses resulted in a net loss of EUR 6.2 million (EUR 0.9 million loss in the first half of 2001). This negative balance is primarily attributable to the market assessment of exchange rate risk hedging existing at 30 June 2002.

Adjustments to the value of financial investments

Write-ups of investments

This item regards the income statement effect of the valuation using the net equity method of the investment in the Telecinco Group (Publiespana S.A. and Gestevision Telecinco S.A.). It includes:

- an income of EUR 13.5 million representing the change in the shareholders' equity of the companies belonging to the Telecinco Group, with respect to the Group's share;
- a charge of EUR 10.1 million representing the amortisation on the goodwill allocated to the assets of subsidiary companies. The gross value of the said goodwill is EUR 201.5 million. EUR 74.1 million of this amount arose at the time of the purchase of 25% of the above companies by Mediaset S.p.A. in

1996 and 1997 while EUR 127.4 million arose on 30 June 1999 when Mediaset Investment S.a.r.l. acquired a further stake of 15%. Both portions of goodwill are being amortised over ten years from the date they arose.

Write-downs of investments

This item primarily relates to the valuation of the investment in Albacom S.p.A., Fascino P.G.T. S.r.l., by means of the net equity method, and the write-downs of the investments recorded at cost. The balance at 30 June 2002, totalling EUR 47.2 million, therefore includes:

- the portion of losses of Albacom S.p.A. pertaining to the Group, equal to EUR 11.3 million;
- the portion of amortisation of Albacom S.p.A. goodwill, equal to EUR 1.1 million;
- the portion of losses of Fascino P.G.T. S.r.l. pertaining to the Group, equal to EUR 0.1 million, EUR 0.2 million of which refers to the portion of profits and EUR 0.3 million refers to the amortisation quota for the period.

This item also includes the following write-downs:

- EUR 31.9 million regarding the 2.28% shareholding by the subsidiary company Mediaset Investment in Kirch Media;
- EUR 1.9 million regarding the 13% shareholding by the subsidiary company Mediaset Investment in TV Breizh S.A.;
- EUR 0.2 million regarding the 26% shareholding by Mediaset S.p.A. in Veleno S.p.A.;
- EUR 0.7 million regarding the indirect 3.2% shareholding by the subsidiary company Mediaset Investment in the EuroMedia Venture Fund.

Extraordinary income and charges

The above item may be analysed as follows:

	1st half 2002	1st half 2001
Income:		
Gains on disposals	-	-
Out-of-period income	1.3	0.8
Charges:		
Losses on disposals	-	(0.3)
Out-of-period expenses	(2.4)	(1.2)
Extraordinary income and (charges)	**(1.1)**	**(0.7)**

For the Board of Directors

the Chairman

ATTACHMENTS

The following attachments supplement the information provided in the notes to the financial statements, of which they form an integral part:

- analysis of changes in shareholders' equity at 30 June 2002;
- analysis of changes in intangible assets at 30 June 2002;
- analysis of changes in tangible assets at 30 June 2002;
- analysis of changes in financial assets at 30 June 2002;
- consolidated cash flow statement for the periods ended 30 June 2002 and 30 June 2001;
- reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the periods ended 30 June 2002 and 30 June 2001;
- list of companies included in the consolidated financial statements at 30 June 2002.

Analysis of changes in shareholders' equity at 30 June 2002

(EUR millions)

	Share capital	Share premium reserve	Legal reserve	Reserve for company's own shares	Other reserves	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 31/12/2001	**614.2**	**739.7**	**61.2**	**12.1**	**125.7**	**551.7**	**248.4**	**2,353.0**
Issue:								
rights issue	-	-	-	-	-	-	-	-
bonus issue	-	-	-	-	-	-	-	-
Allocation of 2001 net income	-	-	13.1	-	1.8	233.5	(248.4)	-
Dividends paid on 2001 profits	-	-	-	-	-	(247.8)	-	(247.8)
Other changes:								
purchase of own shares	-	-	-	16.1	(16.1)	-	-	-
changeover to EUR	-	-	-	-	-	-	-	-
capital contributions/other changes	-	-	-	-	-	(0.1)	-	(0.1)
Profit/(loss) for the period	-	-	-	-	-	-	357.1	357.1
Balance at 30/06/2002	**614.2**	**739.7**	**74.3**	**28.2**	**111.4**	**537.3**	**357.1**	**2,462.2**

Analysis of changes in intangible assets at 30 June 2002

(EUR millions)

	Opening balance at 31/12/2001	Changes during the year					Closing balance at 30/06/2002
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Start-up and expansion costs	2.7	0.2	-	-	(0.7)	-	2.1
Research, development and advertising costs	2.3	-	-	-	(0.5)	-	1.8
Patents and intellectual property rights	15.1	4.2	0.3	-	(4.7)	-	14.9
Television rights	1,881.8	294.8	15.3	(0.4)	(342.9)	-	1,848.6
Brands	26.6	0.2	-	-	(4.9)	-	21.8
Concessions	0.1	-	-	-	-	-	0.1
Goodwill	20.5	-	-	-	(2.7)	-	17.8
Intangible assets in progress and advance payme	106.1	50.9	(18.1)	-	-	-	138.9
Other intangible assets	6.3	1.6	0.2	-	(2.4)	-	5.7
Differences arising from consolidation	16.2	0.1	-	-	(2.1)	-	14.3
Total	**2,077.6**	**352.0**	**(2.3)**	**(0.4)**	**(360.9)**	**-**	**2,066.0**

Analysis of changes in tangible assets at 30 June 2002

(EUR millions)

	Opening balance at 31/12/2001	Changes during the year					Closing balance at 30/06/2002
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area	
Land and buildings	67.2	0.5	0.2	-	(1.5)	-	66.5
Plant and machinery	120.7	23.6	6.6	(0.2)	(16.2)	-	134.5
Industrial and commercial equipment	17.6	0.8	0.2	(0.1)	(1.6)	-	16.9
Other tangible assets	19.8	1.9	0.1	(0.1)	(2.5)	-	19.3
Assets under construction and advance paymer	8.9	3.1	(7.2)	-	-	-	4.7
Total	**234.2**	**29.9**	-	**(0.4)**	**(21.8)**	-	**241.9**

Analysis of changes in financial assets at30 June 2002

(EUR millions)

	Opening balance at 31/12/2001	Changes during the year				Closing balance at 30/06/2002
		Purchases and increases	Decreases	(Write-downs) write-ups	Other changes	
Investments						
Subsidiary companies:						
valued at cost	8.3	-	-	-	-	8.3
Affiliated companies:						
valued at cost	1.6	-	-	(0.2)	-	1.5
recorded using the equity method	294.0	0.1	-	3.2	-	297.2
Other companies:						
valued at cost	309.4	-	(1.3)	(205.6)	-	102.5
recorded using the equity method	68.2	-	-	(12.4)	-	55.8
Total	**681.5**	**0.1**	**(1.3)**	**(214.9)**	-	**465.3**

Consolidated cash flow statement for the periods ended 30 June 2002 and 30 June 2001

(EUR millions)

	30/06/2002	30/06/2001
Net profit for the period	357.2	450.1
Amortisation, depreciation and write-downs	598.1	407.8
Provisions, net	(179.8)	(43.8)
Changes in net shareholders' equity attributable to minority interests	-	-
Cash flow from operations	**775.5**	**814.1**
Change in receivables	(103.7)	(325.0)
Change in prepayments and accrued income	0.8	(4.8)
Change in payables	(125.8)	1.5
Change in accruals and deferred income	27.4	(6.5)
Change in inventory	(7.9)	1.3
Change in tax payables	12.5	(27.8)
Change in employee severance indemnity	3.5	4.2
Change in other assets/liabilities	3.2	(0.3)
Change in working capital and other assets/liabilities	**(190.0)**	**(357.4)**
Cash generated by operations	**585.5**	**456.7**
Revenues from the sale of intangible assets	0.4	0.2
Revenues from the sale of tangible assets	0.4	1.0
Revenues from the sale of financial assets	1.4	-
Total revenues from disposals	**2.2**	**1.2**
Total cash generated during the period	**587.7**	**457.9**
Investments in rights	(310.1)	(435.2)
Investments in intangible assets	(8.0)	(8.7)
Investments in tangible assets	(29.9)	(27.6)
Investments in financial assets	(0.1)	(103.2)
Total cash (invested) during the period	**(348.1)**	**(574.7)**
Changes in the consolidation area	-	-
Rights issue	-	
Dividends paid	(247.8)	(283.2)
Other changes in shareholders' equity	-	0.6
Change in Group shareholders' equity	**(247.8)**	**(282.6)**
Change in net financial position	**(8.2)**	**(399.4)**
Liquid funds/short-term securities	316.6	471.3
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(564.4)	(346.0)
Opening net financial position	**(247.8)**	**125.3**
Liquid funds / short-term securities	448.0	377.3
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(704.0)	(651.4)
Closing net financial position	**(256.0)**	**(274.1)**
Change in net financial position	**(8.2)**	**(399.4)**

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the periods ended 30 June 2002 and 30 June 2001

(EUR millions)

	Shareholders' equity at 30/06/2002	Gross earnings the period ended 30/06/2002	Shareholders' equity at 30/06/2001	Gross earnings the period ended 30/06/2001
As per balance sheet and income statement of Mediaset S.p.A.	**1,726.3**	**167.0**	**1,882.2**	**337.8**
Excess of shareholders' equity, including income for the year over book value of investments in subsidiary and affiliated companies	673.7	425.5	829.1	588.8
Consolidation adjustments arising from:				
Elimination of adjustments and provisions solely of a tax nature and adoption of Group accounting policies	199.0	(239.4)	(29.3)	(482.0)
Elimination of unrealised intra-group gains / losses	(16.6)	4.1	(25.3)	5.7
Deferred taxation	(116.3)	-	(97.6)	-
Other adjustments	(2.3)	-	(2.3)	-
Total	**2,463.8**	**357.2**	**2,556.8**	**450.3**
Profit (loss) attributable to minority interests	(1.6)	(0.1)	(1.8)	(0.2)
As per consolidated financial statements	**2,462.2**	**357.1**	**2,555.0**	**450.1**

List of companies included in the consolidated financial statements at 30 June 2002

(millions)

Companies consolidated on a line-by-line basis	Registered office	Currency	Share capital	% held by Group
Mediaset S.p.A.	Milano	euro	614.2	
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
Mediadigit International S.a.r.l.	Lussemburgo	euro	41.5	100.00%
Mediadigit S.p.A.	Milano	euro	26.1	100.00%
R.T.I. S.p.A.	Roma	euro	56.7	100.00%
Mediatrade S.p.A.	Milano	euro	26.0	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.01%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	5.2	100.00%
RTI Music S.r.l.	Milano	euro	0.3	100.00%
International Media Services Ltd. in liquidazione	Malta	euro	0.05	99.99%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	67.6	100.00%
Companies recorded using the equity method	**Registered office**	**Currency**	**Share capital**	**% held by Group**
Albacom S.p.A.	Roma	euro	342.3	19.50%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	30.00%
Gestevision Telecinco S.A.	Madrid	euro	92.5	40.00%
Publiespana S.A.	Madrid	euro	0.6	40.00%
Titanus Elios S.p.A.	Roma	euro	29.5	30.00%
Companies valued at cost	**Registered office**	**Currency**	**Share capital**	**% held by Group**
Auditel S.r.l.	Milano	euro	0.3	30.00%
Beigua S.r.l.	Milano	euro	0.05	24.50%
Class Financial Network S.p.A.	Milano	euro	0.6	9.94%
Consorzio Aeromobili Fininvest (Cafin)	Milano	euro	0.5	48.00%
E.I.S. S.p.A.	Sesto S. Giovanni (Mi)	euro	0.5	10.00%
Epsilon TV Production S.r.l.	Milano	euro	85.5	50.00%
Euromedia Luxembourg Two S.A.	Lussemburgo	USD	42.5	11.76%
KirchMedia GmbH & Co KGaA	Monaco	euro	45.7	2.28%
Mediaset Ireland Ltd.	Dublino	euro	0.005	100.00%
Olivetti S.p.A.	Ivrea	euro	8,795	0.45%
Publieuros Ltd	Londra	sterlina	5.0	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
Talk Show S.r.l. in liquidazione	Roma	euro	0.05	100.00%
TV Breizh S.A.	Boulogne (Francia)	euro	15.0	13.00%
Veleno S.p.A.	Milano	euro	5.0	26.00%

Report on Operations as at 30th September 2002



MEDIASET

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-up

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

BOARD MEMBERS

Board of directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Tarak Ben Ammar
		Marina Berlusconi
		Pasquale Cannatelli
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Gilberto Doni
		Bruno Ermolli
		Adriano Galliani (1)
		Marco Giordani
		Alfredo Messina
		Jan Mojto
	(*)	Gina Nieri
		Roberto Ruozi
	(*)	Claudio Sposito

Board of statutory auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

(1) *Resigned on 10 July 2002*

MEDIASET

CONTENTS

Report on operations as of September 30, 2002

Dear Shareholders,

In the third quarter of 2002, the Group heading your company achieved the following results: **consolidated net revenues** amounted to EUR1,668.4 million, compared to EUR 1,725.6 million in the same period of 2001, showing a decrease of EUR 27.8 million net of the effect arising, in the first half-year of 2001, from the proportional consolidation of the Epsilon Group; **EBITDA** amounted to EUR 977.2 million compared to EUR 1,004.7 million in the third quarter of 2001, maintaining a largely unchanged ratio to revenues year on year (58.6% against 58.9%); **EBIT** amounted to EUR 412.2 million compared to EUR 491.2 million achieved in the third quarter of 2001, after amortisation, depreciation and write-downs of EUR 565 million which increased compared to EUR 513.5 in the first nine months of 2001. Gross operating profit recorded 24.7% over 28.5% in the same period of 2001. **EBT**, which suffered from the EUR 31.9 million negative economic effect of the write-down of the 2.28% investment in Kirch Media which occurred on 30 June 2002, totalled EUR 331.8 million compared to EUR 436.7 million in the same period of 2001, thus recording a decrease of EUR 104.9 million. This decrease is attributable not only to the general evolution of EBIT, but also to the presence in the third quarter of 2001 of an extraordinary and positive item totalling EUR 26.3 million generated by the conclusion of the operation for reconverting the Epsilon joint-venture into the 2.28% shareholding in Kirch Media.

The economic results recorded during the first nine months of the year, even though generally lower than those of the same period of 2001, show a partial recovery compared to the performance of the past quarters, due to the third quarter's improved contribution. These results reflect a positive evolution in advertising revenues and television costs in line with the expectations for the second part of the year over 2001.

More specifically, during the **third quarter** of 2002, advertising revenues from Mediaset networks recorded 1.7% growth over the same period of 2001 while television operating costs decreased by 9.7%. Such performance has brought EBITDA to EUR 177.0 million for the period, with an increase over the EUR 158.0 of 2001, and EBIT for the period totalling EUR - 0.8 million, which is a better result than the EUR – 9.1 million recorded in 2001.

The evolution in **advertising revenues** from Mediaset networks in the third quarter of 2002 confirms the reversal of the negative trend recorded in the first five months of the year compared to the same period of 2001. Thanks to this performance, the advertising revenues from Mediaset networks in the first nine months of the year amounted to EUR 1,790.5 million, which means a variation of – 1.9% over the same period of 2001 and therefore a performance which is higher than the already exceptionally high result recorded in the first nine months of 2000, despite the generally weak situation in the Italian television advertising market. According to Nielsen data, in the first eight months of 2002, the Italian television advertising market recorded a 4.2% decrease, suffering a further slow-down in the third quarter, partly due the fact that some of the advertising campaigns were brought forward and concentrated in June, in order to be broadcast at the same time as the Football World Cup, and partly due to the persistently low consumption rates associated with the uncertain evolution of the international macro-economic situation.

The evolution in advertising revenues from Mediaset networks also reflects – especially in recent months – the high propensity to invest by the most competitive industries, mainly large consumer companies. They also profit from the structural competitive advantage represented by the continuity of network audience results which, at this stage, make it possible even for the less traditional advertisers to obtain maximum value for money thanks to an excellent cost – communication objectives ratio.

In a context characterised – both in summer and in the initial stages of the autumn television season – by a constant growth in TV consumption levels, Mediaset networks confirm and strengthen – in the third quarter of the year - the excellent **audience results** they had already recorded in the first half of 2002. In the first nine months of 2002, Mediaset networks obtained an average share in the 24 hours of 43%, substantially in line with that of 2001, despite the negative effect of the Football World Cup which was broadcast in Just 2002 by RAI networks. More specifically, Mediaset networks have strengthened their leadership in Prime Time with Canale 5 which still ranks first at national level while Italia 1 consolidates its position as third network nationwide. These results should be considered as really exceptional partly because they have been obtained despite strong pressure to reduce **television costs.** As at 30 September 2002, television costs increased by only 3.2% fundamentally due to the fact that the item "amortisation of television rights" could not be reduced during the year and to a strong decrease in operating costs by - 5.6%.

These actions will further develop in the last quarter of 2002, through the careful planning and management of schedules for autumn. These have already started from the second half of September 2002 with excellent audience shares.

Drafting criteria

According to the CONSOB Resolution no. 11971 of 14 May 1999, the economic information given below refers to the third quarter and the first nine months of 2002, compared to the same period of 2001. The balance sheet information is provided as at 30 September 2002, 30 June 2002 and 31 December 2001.

In drafting the accounting situation, the same criteria used for preparing the Annual Report and the half-year report were adopted. Tables have been prepared in order to ensure continuity and comparability, and are in line with those included in the Report on Operations, the Annual Report at 31 December 2001 and the 2002 Half Year Report.

The quarterly report has not been subject to an audit by the Independent Auditors.

Economic results

A summary of the Mediaset Group income statement is set out below including, in the first six months of 2001, the effect arising from the proportional consolidation of the Epsilon joint-venture, which was excluded from consolidation as of the third quarter of 2001:

(in EUR million)

Mediaset Group	Year to Sept. 30		Third quarter	
	2002	2001	2002	2001
Revenues from sales and services	1,642.6	1,701.5	359.6	351.7
Other revenues and income	25.8	24.1	7.2	4.2
Total net consolidated revenues	***1,668.4***	***1,725.6***	***366.8***	***355.9***
Personnel expenses	228.7	218.2	71.1	68.4
Purchases, services, other costs	462.5	502.7	118.7	129.5
Operating costs	**691.2**	**720.9**	**189.8**	**197.9**
Gross operating margin	**977.2**	**1,004.7**	**177.0**	**158.0**
Amortisation, depreciation and write-downs	565.0	513.5	177.8	167.1
Operating result	**412.2**	**491.2**	**(0.8)**	**(9.1)**
Financial income / (charges)	(23.1)	(24.5)	(12.2)	(19.0)
Income/(charges) from investments	(56.8)	(55.8)	(13.0)	(12.0)
Profit (loss) before extraordinary items	**332.3**	**410.9**	**(26.0)**	**(40.1)**
Sundry and extraordinary income /(charges)	(0.5)	25.8	0.6	26.5
Pre-tax result	**331.8**	**436.7**	**(25.4)**	**(13.6)**

The effects on the income statement arising, in 2001, from the 50% proportional consolidation of the Epsilon Group are shown below:

(EUR millions)

Mediaset Group - effects arising from the consolidation of the Epsilon Group	Year to Sept. 30		Third quarter	
	2002	2001	2002	2001
Revenues from sales and services	-	29.6	-	-
Other revenues and income	-	(0.2)	-	-
Total net consolidated revenues	-	29.4	-	-
Personnel expenses	-	1.2	-	-
Purchases, services, other costs	-	23.2	-	-
Operating costs	-	24.4	-	-
Gross operating margin	-	5.0	-	-
Amortisation, depreciation and write-downs	-	4.0	-	-
Operating result	-	1.0	-	-
Financial income / (charges)	-	(2.1)	-	-
Income/(charges) from investments	-	(2.1)	-	-
Profit (loss) before extraordinary items	-	(3.2)	-	-
Sundry and extraordinary income /(charges)	-	-	-	-
Pre-tax result	-	(3.2)	-	-

Here follows a summary of the Mediaset Group income statement net of the effects arising, in 2001, from the 50% proportional consolidation of the Epsilon Group:

(EUR millions)

Mediaset Group net of the effects arising from the consolidation of the Epsilon Group	Year to Sept. 30		Third quarter	
	2002	2001	2002	2001
Revenues from sales and services	1,642.6	1,671.9	359.6	351.7
Other revenues and income	25.8	24.3	7.2	4.2
Total net consolidated revenues	1,668.4	1,696.2	366.8	355.9
Personnel expenses	228.7	217.0	71.1	68.4
Purchases, services, other costs	462.5	479.5	118.7	129.5
Operating costs	691.2	696.5	189.8	197.9
Gross operating margin	977.2	999.7	177.0	158.0
Amortisation, depreciation and write-downs	565.0	509.5	177.8	167.1
Operating result	412.2	490.2	(0.8)	(9.1)
Financial income / (charges)	(23.1)	(22.4)	(12.2)	(19.0)
Income/(charges) from investments	(56.8)	(53.7)	(13.0)	(12.0)
Profit (loss) before extraordinary items	332.3	414.1	(26.0)	(40.1)
Sundry and extraordinary income /(charges)	(0.5)	25.8	0.6	26.5
Pre-tax result	331.8	439.9	(25.4)	(13.6)

The percentage impact on consolidated net revenues of some of the main elements of the income statement is as follows:

Mediaset Group (net of Epsilon Group) 31/12/2001	Mediaset Group 31/12/2001		Mediaset Group 30/06/2002	Mediaset Group 30/06/2001	Mediaset Group (net of Epsilon Group) 30/06/2002	Mediaset Group (net of Epsilon Group) 30/06/2001
100.0%	100.0%	**Net consolidated revenues**	100.0%	100.0%	100.0%	100.0%
43.3%	43.8%	Operating costs	41.4%	41.8%	41.4%	41.1%
56.7%	56.2%	Gross operating margin	58.6%	58.2%	58.6%	58.9%
31.4%	31.2%	Amortisation, depreciation and write-downs	33.9%	29.8%	33.9%	30.0%
25.2%	25.0%	Operating result	24.7%	28.5%	24.7%	28.9%
16.9%	16.5%	Profit (loss) before extraordinary items	19.9%	23.8%	19.9%	24.4%
18.1%	17.8%	Pre-tax result	19.9%	25.3%	19.9%	25.9%

It should be pointed out that, since revenues do not entirely match – especially advertising revenues (more concentrated in the first part of the year – with operating costs and amortisation/depreciation, more evenly spread throughout the year), Mediaset Group results are highly seasonal. The result of this is a higher contribution of the first months of the year to the year's result.

Here follows an analysis of the single Mediaset Group income statement elements including, in 2001, the share of results of the Epsilon Group.

Net revenues

30/09/2002	1,668.4
30/09/2001	1,725.6
var. %	-3.3%

Mediaset Group consolidated net revenues decreased as at September 30, 2002 over the same period of 2001 by EUR 57.2 million. On a like for like basis, i.e. net of the effect arising, in the first quarter of 2001, from the consolidation of the Epsilon Group, the decrease in net consolidated revenues is reduced to EUR 27.8 million, equal to a percentage change of - 1.6%.

The following table contains details of revenues:

(EUR millions)

	Year to Sept. 30 2002	Year to Sept. 30 2001	Third quarter 2002	Third quarter 2001
Revenues from the sale of commercials	1,496.1	1,514.8	320.1	312.1
Revenues from television sales, promotions, sponsorships	266.1	276.8	55.6	55.9
Advertising revenues from third parties	**1,762.2**	**1,791.6**	**375.7**	**368.0**
Promoservice revenues	15.3	17.1	4.5	3.2
Other revenues from television operations	87.0	92.6	22.6	21.5
Agency discounts	(265.3)	(267.8)	(56.6)	(55.5)
Total net revenues from television operations	**1,599.2**	**1,633.5**	**346.2**	**337.2**
Revenues from multimedia operations	**27.3**	**26.2**	**8.8**	**8.2**
Total net revenues from non-television operations	**41.9**	**36.5**	**11.8**	**10.5**
Total net consolidated revenues Italy	**1,668.4**	**1,696.2**	**366.8**	**355.9**
Revenues 50% Epsilon Group	-	35.9	-	-
Write-offs	-	(6.5)	-	-
Total net consolidated revenues	**1,668.4**	**1,725.6**	**366.8**	**355.9**

As at 30 September 2002, the decrease in consolidated net revenues was influenced by the overall evolution of ***television revenues*** (- EUR 34.3 million), which mainly reflects the trend in the first six months of the year, even though a EUR 9.0 million growth was recorded in the first quarter.

More specifically:

- **advertising revenues** from Mediaset networks from **third parties** amounted to EUR 1,762.2 million compared to EUR 1,791.6 million in the same period of 2001 (- 1.6%), thus revealing a countertrend compared to the advertising market as a whole and an improvement over the performance recorded in the first half year (- 2.6% over the same period of 2001).

  Revenues from the sale of commercials recorded a lower decrease percentage corresponding to 1.2% compared to the same period of 2001, while *revenues from television sales, promotions and sponsorships* decreased by 3.9% compared to September 30, 2001;

- ***Promoservice revenues*** recorded a decrease of EUR 1.8 million compared to September 30, 2001, which mainly refers to advertising sales in exchange for goods;

- ***other revenues from television operations*** showed a slight decrease of EUR 5.6 million, mainly attributable to the lower advertising revenues from some companies belonging to the Fininvest Group.

As at 30 September 2002, ***net revenues*** from ***multimedia operations*** showed an increase of EUR 1.1 million over the same period of 2001. This is attributable to the greater revenues generated by proprietary Internet operations and by Mediavideo while net advertising revenues from third party portals in concession decreased, basically due to the abandonment, in 2001, of the concession on the *Excite* sites.

Net *revenues from non-television operations* recorded an increase of EUR 5.4 million over the third quarter of the previous year. This is attributable to Publitalia '80 revenues, for the sales of advertising space on billboards and posters and of sports sponsorships.

Operating costs

30/09/2002	691.2
30/09/2001	720.9
var. %	-4.1%

As at September 30, 2001 the operating costs of the Mediaset Group showed a EUR 29.7 million decrease with respect to the third quarter of 2001. If we exclude the effect arising from consolidation, in the first half year of 2001, of the Epsilon Group we have, in like for like terms, operating costs which are lower by EUR 5.3 million (- 0.8%).

The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

30/09/2002	228.7
30/09/2001	218.2
var. %	4.8%

Personnel expenses of the companies belonging to the Mediaset Group show a EUR 10.5 million increase over the third quarter of 2001; net of the effect arising from the consolidation of the Epsilon Group, in the first half year of 2001, this increase amounted to EUR 11.7 million (+ 5.4%).

This trend reflects – together with a slight seasonal increase in average personnel – the effects of the wage policy and especially the impact of wage settlements taking effect from the second half of 2001.

The breakdown of this cost item shows a higher increase in percentage terms of Mediadigit multimedia operations, following the completion of the company's organisation, which took place in the second half of 2001.

The following table shows how the number of employees has evolved in the different periods under investigation:

31/12/2001	Workforce at period end including temporary staff	30/09/2002	30/09/2001
295	Managers	300	281
294	Journalists	309	301
616	Middle managers	639	613
3,130	Office staff	3,169	3,113
61	Manual workers	-	62
4,396	**Total**	**4,417**	**4,370**

31/12/2001	Average workforce including temporary staff	30/09/2002	30/09/2001
279	Managers	300	275
302	Journalists	300	303
614	Middle managers	633	613
3,124	Office staff	3,169	3,129
65	Manual workers	-	65
4,384	**Total**	**4,402**	**4,385**

Over 31 December 2001, the total number of employees, without including the employees of the Epsilon Group, showed an increase of 21 units.

Purchases, services and other costs

30/09/2002	462.5
30/09/2001	502.7
var. %	-8.0%

Purchases, services and other costs were EUR 40.2 million lower as at September 30, 2002 than in the third quarter of 2001; net of the effect arising from the consolidation of the Epsilon Group, in the first half of 2001, this decrease amounted to EUR 17.0 million, corresponding to a change in percentage terms of - 3.5%.

As can be seen from the figures analysed below, this change is mainly attributable to a strong decrease in ***television costs***, for about EUR - 24.6 million (- 5.6% over the same period of the previous year).

(EUR millions)

	Year to Sept. 30		Third quarter	
	2002	**2001**	**2002**	**2001**
Selling costs	61.9	62.6	18.2	16.0
Television scheduling costs	283.4	305.5	63.6	76.5
Broadcasting costs	24.7	21.7	7.9	7.0
Other costs	43.0	47.8	14.3	15.7
Total television costs	**413.0**	**437.6**	**104.0**	**115.2**
Multimedia costs	19.1	17.8	4.9	6.1
Other non-television costs	30.4	24.1	9.8	8.2
Purchases, services and other costs	**462.5**	**479.5**	**118.7**	**129.5**
50% Epsilon Group costs	-	29.7	-	-
Write-offs	-	(6.5)	-	-
Total purchases, services and other costs	**462.5**	**502.7**	**118.7**	**129.5**

The evolution of television costs reflects the strong reduction by EUR - 22.1 million in scheduling costs over the same period of 2001, a decrease of 7.2%, in line with the efficiency objectives for the making of television products established for the current year.

Due to the strong decrease in such costs, it is worth noting that overall television costs, including those elements connected to personnel expenses and amortisation and depreciation of rights and other fixed assets, net of the income generated from the sale of television rights, showed a modest increase in the third quarter of 2002 recording 3.2% less than in the first half of 2002. This change, mainly attributable to the amortisation of television rights, shows an evolution in line with the plan to reduce the costs of television products on an annual basis.

The increase in ***operating costs*** regarding ***multimedia operations*** (+ EUR 1.3 million over the same period of the previous year) is mainly due to proprietary Internet operations, concerning higher development costs for new sites and sections (among which *Tgcom, Tgfin* and *Passaparola*) that did not exist in the first months of 2001. Nonetheless, in the third quarter of 2002, these costs are lower than those recorded in the same period of the previous year.

Other non-television costs increased by EUR 6.3 million over the same period of 2001 due to the growth of revenues, especially revenues from the sales of advertising space on billboards and posters and of sports sponsorships.

EBITDA

30/09/2002	977.2
30/09/2001	1,004.7
var. %	-2.7%

In the nine months, EBITDA showed a decrease of EUR 27.5 million with respect to the same quarter of the previous year. Its percentage rate on consolidated net revenues, in like for like terms, showed a modest decrease over the same period of 2001 (58.6% vs. 58.9%).

It should be noted that, due to a favorable evolution of revenues and operating costs, EBITDA was higher in the third quarter than the amount recorded for the same period of the previous year (+ EUR 19 million).

EBIT

30/09/2002	412.2
30/09/2001	491.2
var. %	-16.1%

In the first nine months of 2002, EBIT showed, in like for like terms, a decrease of EUR 78 million. With reference to the same period of the previous year, a positive change was recorded in the third quarter (+ EUR 8.3 million). The change in EBIT is to be related not only to the lower revenues from advertising on Mediaset networks, but also to overall evolution of ***amortisation, depreciation and write-downs*** which increased from EUR 513.5 million in 2001 to EUR 565 million in 2002. This increase (+ EUR 55.5 million, net of the effect, in the first half of 2001, of the 50% consolidation of the Epsilon Group) is mainly attributable to higher amortisation generated by the television division (+ EUR 53.9 million), almost entirely connected to television rights. This change results from the growth in investments in recent years and includes the effect of amortisation, which was still negligible in 2001, of the strategic investment in self-produced serial drama started from the end of 2000.

Its percentage of consolidated net revenues amounts to 24.7% with respect to 28.5% in the same period of the previous year. It should be noted that, on an annual basis, a result more in line with that of the previous year is expected, by virtue of the forecast results in the second part of the year that, with respect to the same period of the

previous year, will draw a greater benefit from cost containment effects and from a predictable growth in advertising revenues.

Financial income/(charges)

30/09/2002	(23.1)
30/09/2001	(24.5)
var. ml./euro	1.4

At 30 September 2002, this item was characterised by an improvement over the third quarter of 2001, despite the increase in net charges on exchange rates (- EUR 7.4 million, most of which were not realised and arose from the market evaluation of the exchange risk coverage as at 30 September 2002), but offset by lower charges from the evaluation of own shares in portfolio (as at 30 September 2002, equal to 5,650,001 shares, of which 3,130,000 for the Stock Option Plans already approved) totalling EUR 7.2 million.

Income/(charges) from investments

30/09/2002	(56.8)
30/09/2001	(55.8)
var. ml./euro	(1.0)

This item shows the economic effect of the companies consolidated with the equity method: Albacom S.p.A. (19.5% shareholding), Publiespana S.A. and Gestevision Telecinco S.A. (40% shareholding), Fascino P.G.T. S.r.l., Titanus Elios S.p.A. (both 30% shareholding) and, from the third quarter of 2002, a 50% shareholding in Press Tv S.p.A. This item also includes the write-downs of investments entered at cost that are considered to have a permanent loss of value. The negative balance of this item (that at 30 September 2001 included the EUR 39.3 write-down of the 9% shareholding in Blu S.p.A.) can be referred to the EUR 31.9 economic effect generated in the period by the total depreciation of the 2.28% shareholding held in Kirch Media which occurred on 30 June 2002: given the ongoing bankruptcy proceedings, this reflected the fact that the investment made in this company could be considered unrecoverable (EUR 203.8 million). To compensate for this investment, a provision for risks had already been allocated at 31 December 2001 totalling EUR 171.9 million. The balance of this item, at 30 September 2002, also includes a net charge of EUR 2.5 million from the companies belonging to the Telecinco Group (EUR 12.6 million, which is the share of the result for the period, and EUR 15.1 million regarding the goodwill amortisation quota) and a EUR 18.1 million net charge regarding Albacom (EUR 16.5 million, which is the share of the result for the period, and EUR 1.6 million regarding the goodwill amortisation quota).

EBT

30/09/2002	331.8
30/09/2001	436.7
var. %	-24.0%

The reduction in EBT, compared to the first nine month of 2001, amounted to EUR 104.9 million. This is attributable not only to a lower EBIT, but also to the inclusion, in the third quarter of 2001, of a positive extraordinary item (for EUR 26.3 million) generated by the operation to convert the investment of the Epsilon joint-venture into a 2.28% shareholding in Kirch Media.

Provisions for income taxes

In accordance with article 81, clause 7 of the Regulation approved by CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard regarding income taxes, were accounted for.

Balance sheet and financial position

Here are the balance sheet summary and the cash flow statement of the Mediaset Group:

(EUR millions)

31/12/2001	Balance sheet summary	30/09/2002	30/06/2002
1,881.8	Television rights	1,783.7	1,848.6
430.1	Other intangible and tangible fixed assets	467.5	459.3
687.6	Investments and other financial fixed assets	480.7	471.1
(304.0)	Net working capital and other current assets /liabilities	(165.2)	37.4
(93.1)	Provision for employee severance indemnity	(98.8)	(96.6)
2,602.4	**Net invested capital**	**2,467.9**	**2,719.8**
(247.8)	**Net financial position**	**(29.2)**	**(256.0)**
2,354.6	**Net Group shareholders' equity and attributable to minority interests**	**2,438.7**	**2,463.8**
31/12/2001	**Sources and applications**	**30/09/2002**	**30/06/2002**
1,162.3	**Cash flow from operations**	**941.4**	**775.5**
(1,279.1)	**Total investments incl.:**	**(477.9)**	**(348.1)**
(776.0)	television rights	(401.3)	(310.1)
(392.6)	equity investments	(25.3)	(0.1)
(45.0)	other intangible fixed assets	(11.8)	(8.0)
(65.5)	tangible fixed assets	(39.5)	(29.9)
-	**Share capital increases**	-	-
(283.2)	**Dividends paid**	**(247.8)**	**(247.8)**
(180.8)	**Other changes affecting cash flow**	**2.9**	**(187.8)**
207.7	**Changes in the consolidation area**	-	-
(373.1)	**Net cash flow**	**218.6**	**(8.2)**

Below are comments to the main items of the balance sheet and the variations since 31 December 2001.

Net invested capital

30/09/2002	2,467.9
31/12/2001	2,602.4
var. ml./euro	(134.5)

The most significant element of the invested capital of the Mediaset Group is ***television rights*** which showed a decrease of EUR 98.1 million since 31 December 2001. This decrease reflects a higher amount of amortisation and depreciation, with respect to the investments recorded in the same period of the previous year, in line with the objective to reduce investments planned for 2002.

Other tangible and intangible assets increased by EUR 37.4 million since 31 December 2001 mainly due to the increase in intangible assets under formation and to advances for rights and self-produced serial drama.

Investments and other financial assets decreased by EUR 206.9 million since 31 December 2001 mainly due to the total write-off on 30 June 2002 of the book value of the shareholding in Kirch Media for a total of EUR 203.8 million; this was compensated, at 31 December 2001, by provisions for risks for EUR 171.9 million. During the third quarter, this item increased by EUR 24.4 million as a consequence of

the conversion into capital of the financing previously granted to the sub-holding company Albacom S.p.A.

The balance of ***working capital and other current assets and liabilities*** went from – EUR 304.0 million at 31 December 2001 to - 165.2 million at 30 September 2002 with a positive change of EUR 138.8 million. This change is mainly attributable to the reduction in trade payables, especially connected to the sums contractually due in the period in connection with the multiyear debt regarding Champions League rights. Other significant changes refer to:

- - EUR 105.9 million for the credit cashed and recorded as at 31 December 2001, regarding the disposal of the shareholding in Blu S.p.A.;
- + EUR 171.9 million for the utilisation of the provisions for risks established as at 31 December 2001 referring to the Kirch Media shareholding. The provisions were used with reference to the total write-off and depreciation of this shareholding which occurred on 30 June 2002.

Group shareholders' equity and shareholders' equity attributable to minority interests

30/09/2002	2,438.7
31/12/2001	2,354.6
var. ml./euro	84.1

The increase in shareholders' equity over 31 December 2001 can be attributed to the gross result of the nine months of 2002, net of the amount for dividend distribution (totalling EUR 247.8 million).

Net financial position

30/09/2002	(29.2)
31/12/2001	(247.8)
var. ml./euro	218.6

The improvement in the net financial position as at 30 September 2001 compared to the position at 31 December 2001 is mainly attributable to the positive cash flow generated by current operations and to the amount paid by British Telecom as at 31 December 2001 which counterbalanced the cash payments related to the investment in Albacom S.p.A. and the seasonal payments of taxes and dividend distribution.

Here is the breakdown of the net financial position:

(EUR millions)

31/12/2001		30/09/2002	30/06/2002
101.0	Liquid funds	334.0	273.1
215.5	Financial income aand securities (which are not fixed assets)	190.7	174.9
316.5	**Total financial assets**	**524.7**	**448.0**
(553.0)	Due to banks	(549.2)	(698.8)
	Due to other financial insitutions		
-	Factoring companies	-	-
(5.5)	Leasing companies	(4.7)	(5.2)
(5.8)	Other	-	-
(564.3)	**Total financial liabilities**	**(553.9)**	**(704.0)**
(247.8)	**Net financial position**	**(29.2)**	**(256.0)**

Commercial television – Italy

Advertising division

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

The following is the breakdown of Publitalia '80 S.p.A.'s revenues in the relevant periods:

(EUR millions)

	Year to Sept. 30		Third quarter	
	2002	2001	2002	2001
Advertising revenues from third parties	1,762.2	1,791.6	375.7	368.0
Advertising revenues from Fininvest Group and Mediolanum Group	24.1	29.5	6.1	8.2
Advertising revenues from Promoservice	3.8	4.3	1.2	0.8
Advertising revenues from other Mediaset Group companies	0.4	0.2	0.3	-
Television advertising revenues Publitalia '80 S.p.A.	**1,790.5**	**1,825.6**	**383.3**	**377.0**

In the first nine months of 2002, advertising revenues from Mediaset networks recorded a slight decrease (- 1.9%), a trend which should also be seen with respect to the positive results (+ 3.1%) obtained by Publitalia '80 in the same period of the previous year compared to 2000.

Furthermore, this evolution is in line with the period objectives since in the third quarter of 2002, a +1.7% increase was recorded, thus confirming a growth trend in advertising revenues for Publitalia '80, a process which had already started in June 2002 and which goes against the general market trend.

Broadcasting and contents division

At the end of the third quarter of 2002, thanks to the extremely positive results obtained during the first 6 months and in the third quarter, Mediaset Networks – with Canale 5 as the leader in Prime Time – succeeded in absorbing the impact of the Football World Cup broadcast in June 2002 by RAI networks by recording an audience share on a full day basis substantially in line with the results obtained in the same period of 2001.

This same period was characterised by a decrease in the audience share of RAI networks, despite June 2002's performance when the matches of the Football World Cup were broadcast, and of La 7, to the benefit of the total of other broadcasters, due to the fact that these acquired the rights for a few quality programmes and sports events.

Total day share	**Jan./Sept. 2002**	**Jan./Sept. 2001**	**Change over 2001**
Mediaset networks	43.0%	43.3%	-0.3%
RAI networks	46.5%	47.0%	-0.5%
La 7 network	1.7%	2.1%	-0.4%
Others	8.8%	7.6%	1.2%
Total	**100.0%**	**100.0%**	

More specifically, if our networks succeeded in compensating a 0.7 point lower Day Time over the previous year (a decrease attributable to the World Cup) with a strongly increasing Prime Time (+ 1,0), RAI definitively lost the slight advantage acquired during the period when the World Cup was broadcast, thus combining two negative results: – 0.3 and – 2.0 in Day Time and Prime Time respectively.

It should be noted that Canale 5 obtained a 23.5% share in Prime Time, thus confirming its leading position as first network beating RAI 1, stable at 22.6%, and that Italia 1 had an excellent performance, since it recorded a remarkable growth both in Day Time (+ 0.8) and Prime Time (+ 1.1).

Here follows the detailed network analysis of Mediaset audience.

Canale 5

Canale 5 gets to the end of the third quarter of 2002 with a full day average lower with respect to the same period of 2001 (22.5% vs. 23.3%): this results from a Prime Time which is almost unchanged (- 0.1) and a Day Time (- 1) which, since the beginning of the year, lost ground in favour of Italia 1 in view of a greater balance between the two networks, but without giving up the strong points of its schedule.

A positive competition took place between the two major networks of Mediaset and RAI. Canale 5 confirmed its leadership both in Prime Time (23.5% vs. 22.6%) and in the audience target aged 15-64 years where it reached, in the full day, a 24.1% audience share with a difference of almost two and a half points from RAI 1.

As is shown in the table below, the increase in audience share is uniformly distributed throughout the day:

Canale 5 - Total audience	Jan./Sept. 2002	Jan./Sept. 2001	Change over 2001
Total day	22.5%	23.3%	-0.8%
Day Time	23.5%	23.6%	-0.1%
Prime Time	22.2%	23.2%	-1.0%

More specifically, in **Day Time**:

- The plots and schemes, the infidelities and the coups de theatre of *Vivere, Beautiful* and *Cento Vetrine*, the traditional trio of serial dramas covering lunchtime, are always very successful. These three soap operas come to the end of the third quarter of 2002 with an average share of 20.8%, 31.6% and 28.8% respectively and gaining more than 40% of women aged 20 - 24 years;
- these are followed by *Uomini e Donne* which is back as of mid-September 2002, with an average share of 27%, and renews its victory against the RAI 2 competitor *Al posto tuo* (17.6%), thus proving to be the first choice of women (30% vs. 19.1%). During the summertime pause, positive results were also obtained by the television series *Giudice Amy* (which at 2.45 p.m. recorded a 23.8% audience share) and by the TV movies in the cycle *Tante Storie* (24.2% for the general public and 30.2% for women);
- the scheduling on Canale 5 of *Saranno Famosi*, the school of aspiring actors, dancers and singers reached, in the first two weeks it was broadcast, 18.8% during the week and 25.8% on Saturdays;
- late in the afternoon, *Verissimo*, the magazine with all the facets of news, confirmed its position as the programme preferred by women aged 25-34 years with an over 40% audience share;

- the Sunday programme directed by Maurizio Constanzo still confirmed its winning formula: the first time *Buona Domenica* was broadcast on 22 September 2002 it largely prevailed over *Domenica In* (25.5% vs. 20.8%);
- *TG5*'s growth is unstoppable: with 29.2% from the beginning of the year to the end of September 2002, the evening news set a new record, thus scoring the highest share in the last 4 years and confirming its growth trend; Midday news remains stable at a good share of 24.9%.

In **Prime Time**:

- extraordinary results for *Striscia la Notizia*: after closing the first half of the year with an average share of 31.4%, it was back for the fifteenth series and, on 23 September 2002, it set the record with an audience of 13 million 800 thousand people and a share of 47.6%. With these figures, *Striscia la Notizia* ranks second, after the final of the first *Grande Fratello*, among the variety shows most seen in the past five years. Also *Veline* had positive results with its 25.9% share which, in the final broadcast on 19 September 2002, totalled 37.8% with over 10 million TV viewers;
- the 35 Mondays spent watching *Filmissimi* gave the network an excellent audience share of 24.2%, thus confirming once again its leadership against RAI 1's *Lunedifilm*, which has never obtained more than 21.1%. Among the great number of titles, it is worth mentioning: *Entrapment* (34.3%), *Out of Sight* (29.3%) *Nemiche Amiche* and *Se scappi ti sposo* (both 28.8%), *Vi presento Joe Black* (28.3%). Remarkable results came also from the cycle *Julia Whoopy le stelle dell'estate*, a review of the most beautiful and significant movies interpreted by Julia Roberts and Whoopy Goldberg, broadcast on a few Wednesdays/Fridays between the end of July and the end of September 2002, which reached 22%;
- Dramas, a distinctive and typical element of Canale 5, were largely appreciated by the audience who were absolutely aware of both the quality of the products - all made with high level casting – and the variety of themes (from news items to religious biographies, from crime and detective stories to novels by famous writers). Excellent results were obtained by short series or dramas in one or two parts such as *Il Sequestro Soffiantini* (29.3%), *Francesca e Nunziata* (29%), *S. Antonio di Padova* (28.3%) and *Incompreso* (26,1%), but also by longer series such as *Carabinieri* (24.1%) and *Per Amore* (25%). A very good start in autumn: in the first two Tuesdays it was broadcast, *Distretto di Polizia 3* obtained 29.8% while the second series of *Il bello delle donne*, which started on 26 September 2002, recorded 26.9%;
- productions gave an excellent contribution: on Fridays, under the insignia of slapstick and humour, there are *Marameo* (29.4%) and *Scherzi a Parte* (32%); on Saturdays, sentiment is in the limelight with *C'è posta per te* (29.2%) and the hilarious *La Corrida* (27.3%); finally, on Sundays, the challenge of *Chi vuol essere Milionario* (24.6%). In summer, *La sai l'ultima?*, the famous competition of people telling funny stories on its tenth run, obtained a remarkable 22.5%;
- in conclusion, excellent audience shares were obtained by the seasonal rendezvous traditionally given by Canale 5 to its viewers year after year. Among these: in February, *Galà della Pubblicità* (24.6%), in May *Gran Premio Internazionale della TV* (40.4%), in summer, the fashion shows *Modamare* (22.3%) and *Donna sotto le stelle* (23.9%).

Italia 1

In the first nine months of 2002, Italia 1 obtained brilliant results. Thanks to an extraordinary mix of new products and cult programmes, this network had sustained growth in all time brackets over the same period of 2001.

In the full day, Italia 1 was still confirmed as the first choice for children aged 4-14 years and teenagers of 15-19 years (26.8% and 24.1% respectively); as to TV viewers aged 15-34 years, Italia 1 ranks third after Canale 5 and RAI 1.

Italia 1 - Total audience	Jan./Sept. 2002	Jan./Sept. 2001	Change over 2001
Total day	11.4%	10.5%	0.9%
Day Time	12.1%	11.0%	1.1%
Prime Time	11.2%	10.4%	0.8%

In detail, during the **Day Time**:

- in the morning, between 10.30 a.m. and 11.30 a.m., from the beginning of January to the end of May 2002, the television series *Mac Gyver* obtained an excellent result, with a good average of 14.8% which, among teenagers of 15-19 years, rockets up to 50%; in summer, the network usually changes its scheduling, thus addressing a very young audience with an extraordinary variety of television series and cartoons; between 8.30 a.m. and 11 a.m., the share of children aged 4-14 years watching Italia 1 unfailingly totals more than 40%;
- among the great number of titles, let's mention: *Sinbad* (18.8%), *The Real Ghostbusters* (18.0%), *Vita da streghe* (16.3%), *Mowgli, il libro della giungla* (16%);
- also the cartoons that Italia 1 broadcasts in the afternoon were very successful: in the time period 4.20 p.m. – 4.45 p.m., *Lady Oscar* (from mid-May to 4 July 2002) followed by *Kiss Me Licia* (from 5 July to end of August 2002) obtained an audience share of 14.5% and 18% respectively with a peak for women aged 15-34 years (27.7% and 32.9%); in September 2002 *Always Pokemon* obtained 16.3% and *Hamtaro*, the small hamster just arrived from Japan, reached 17.5% (with over 60% in the audience target aged 4-14 years for the three of them);
- both adults and children like television series and sitcoms: in the afternoon, in summer, the students of *Sweet Valley High* and *Beverly Hills 90210* recorded 26.3% and 30.2% respectively among young people aged 15-34 years; in September *Sabrina vita da strega* obtained a 46.5 share among children; in the late afternoon, *La Tata* e *Dharma* and *Greg* – broadcast from 17 June to 4 September 2002 in the 7 – 8 p.m. time bracket – obtained 28% and 24.5% among children and 30.6% and 26.2% among TV viewers aged 15-34 years;
- as for productions, after the extraordinary success of *Saranno Famosi* in the first half year (a 14.3% share in the afternoon from Monday to Friday and a 25.5% share in Saturdays' specials), Italia 1 is now broadcasting *Operazione Trionfo*. In the 2.30 p.m. time bracket, in September 2002, this programme obtained a 10.3% share and was particularly appreciated by people aged 15-19 years with a peak share of 26.9%. A positive trend for *Sarabanda* that closed the third quarter of 2002 with an average of 13.4%, that is, an increase of 2.1 points over the same period of 2001;

- also *Studio Aperto* is growing: Italia 1 news recorded a better performance both at 12.25 a.m. – which at the end of the first nine months of 2002, obtained an overall average share of 16% against 14.8% in the same period of 2001 – and at 6.30 p.m. which gained almost two percentage points in September this year (14.0% vs. 12.1%) over the average at September 2001 (in itself, already very high due to the international furore caused by the attack on the Twin Towers);

- late at night, the ruthlessly hilarious programmes *Zelig* and *Le Iene* are still successful ingredients of Italia 1 formula: in the first half of the year, these two programmes obtained a share of18.6% and 15.7% respectively. *Le Iene*, unchanged in its formula and its presenters, was back on 26 September 2002 with a new series recording an excellent 18.3% share. The thematic evenings which characterised Italia 1 summer were very appreciated: on Wednesdays *Notte Horror* achieved 13%; the four Fridays of *Vacanze e risate* obtained 15.4%. Good results also for sports productions: *Contro Campo* and *Pressing Champions League* totalled 18.4% and 21.3% respectively in September 2002.

In **Prime Time**:

- a valuable contribution came from films. Among the great number of titles, a few are particularly worth mentioning: *Trappola sulle montagne rocciose* (16.2%), *Indiana Jones e il tempio maledetto* (15.4%), *Scuola di polizia 3* (15.2%) and also *The Peacemaker, Mowgli il libro della giungla, I predatori dell'arca perduta, Il mondo perduto di Jurassik Park, Selvaggi* and *Tutti gli uomini del deficiente*, all above 14%;

- among productions, after the great success of *Saranno Famosi*, which in spring achieved an excellent result with an 18.4% share, also *Festivalbar*, the well-known summer show of Italian and foreign pop music (an overall 14.1% from the *gala* soirée on 27 May to the final on 12 September 2002), was very appreciated by the Italian audience. The same goes for *Operazione Trionfo*, which was launched on 4 September 2002 achieving 13.7% and the traditional combination of Sunday evenings *Gialappa's+Iene* that, on 22 September 2002, obtained a 12.5% share with *Aspettando mai dire domenica* and *Le Iene Show*;

- as far as sport events are concerned, apart from the nine matches of the *Champions League* totalling 17.5%, also notable were the Milan-Inter match played on 1 September at the Meazza di San Siro stadium in Milan and the boxing match where L. Lewis and M. Tyson fought to win the world championship of heavy weights (14.7%);

- finally, mention should be made of *CSI: scena del crimine*, the new television series broadcast on Friday evenings that, after being very successful in the United States, is now obtaining excellent audience shares also in Italy. In the first three evenings, a 13.6% share was reached, which means almost three and a half million TV viewers.

Retequattro

The overall average in the full day for Retequattro, from the beginning of the year to the end of September 2002, slightly decreased over the same period of 2001: this decrease was attributable to an unvaried Prime Time associated with a Day Time which lost half a point in percentage terms.

The relationship of the network with an audience of women and adults is constant and unchanged: in the full day, the audience share of women reached 10% while that of people aged over 55 grew beyond 12%.

Retequattro - Total audience	Jan./Sept. 2002	Jan./Sept. 2001	Change over 2001
Total day	9.1%	9.5%	-0.4%
Day Time	8.2%	8.2%	0.0%
Prime Time	9.3%	9.8%	-0.5%

More in detail, in the **Day Time**:

- a trend to growth for soap operas and *telenovelas*: *Innamorata*, *Febbre d'amore* and *Sentieri* obtained an average share in September 2002 higher than at the beginning of the year;
- as to productions, *Forum* – though slightly on the decrease in autumn compared to the results obtained in the first half of the year (15.7% vs. 18.1%), - is still the mainstay of Retequattro's schedule since it recorded a share considerably above the average of the network. Good results also for the summer rendezvous with *Fornelli d'Italia* which slightly increased its audience share with respect to the past year (15.6% vs. 15.4%). During the weekend *Il trucco c'è* improved its results (14.4% vs. 14% in the same period of 2001). The same is true for *Melaverde* and *La Domenica del villaggio* since both obtained shares higher than in the first half-year (+ 2.0 and + 0.6 points respectively) from September 2002 when they have been re-broadcast. Finally, mention should be made of the excellent start of *Ieri e oggi in TV* (11.5% is the average of the first two times it was broadcast), a programme which on Saturdays at 6.00 p.m. tells the 20-year-long story of Italian commercial television by broadcasting sections of shows from Canale 5, Italia 1 and Retequattro;
- excellent results also for news: *TG4* at 6.55 p.m. continues with its growing trend and, after recording a 8.9% share in January 2002 and a 9.1% share at the end of the first half year, closed September 2002 with an overall average of 9.4%;
- late at night, an incredible audience share was obtained by *Pressing Champions League* on Wednesdays 18 and 25 September 2002: the programme by Massimo De Luca which analysed, commented and made an exhaustive summary of the matches played during the first part of the competition, reached an average share of 17%, thus appealing to 23% of men.

In **Prime Time**:

- the films (125 evenings were devoted to films) recorded a 0.2% increase compared to the same period of 2001 (8.3% vs. 8.1%). Among the great number of titles, the following are worth mentioning: *Robinson Crusoe* (13.7%), *Ancora 48 ore* (13.1%), *Il ragazzo di campagna*, *Fino a prova contraria*, *Omicidio nel vuoto* and *L'ultima carovana*, all above 12%;
- as to productions, musical productions seem to be particularly appreciated: *Viva Napoli*, after recording 10.9% in February 2002, went above all expectations in summer when it was broadcast once again totalling 11.6%; *Ballo Amore e Fantasia* and *il viaggio negli anni '60-'70* achieved 10%;

- finally, also in Prime Time, football provided a very valuable contribution: the three matches of the *Uefa Cup* achieved 12.3%, the *Under 21 European Championship* totalled 15% and the *Champions League* which, in the six Tuesdays in March and April 2002, had obtained an average share of 9.8%, gained Retequattro at 14 August 2002 a fabulous 16.4% with the match Milan - Slovan Liberec.

Commercial television – International

Telecinco Group

Based on currently available data, during the third quarter of 2002, television advertising investments in Spain increased by 1.8% with respect to the same period of 2001, confirming the progressive and determined tendency to investment growth, a tendency which had already been observed in the second quarter of 2002 and in line with the evolution expected for the second part of the year. Thanks to this evolution, the advertising revenues in the first nine months of 2002 showed only a modest 2.3% decrease over the same period of the previous year, at about EUR 1,404 million.

Also Publiespana's gross advertising sales for Telecinco which, starting from the second quarter, had already progressively improved, recorded a 1.6% increase in the third quarter over the same period of the previous year and, in particular, 2.1% growth in September. In the first nine months of 2002, Publiespana's advertising sales – which amounted to EUR 379.9 million – recorded an overall 7.1% decrease compared to the same period of 2001, mainly attributable to the negative impact of the first quarter. At any rate, at the end of the nine months of 2002, Telecinco confirmed its leading position in the television advertising market in Spain.

As to audience shares, Telecinco is progressively recovering with respect to the first part of the year thanks to the excellent results obtained by a few important productions, among which the third edition of *Big Brother* which was broadcast in spring and achieved audience share peaks higher than 45%. However, the overall evolution of the nine months was strongly influenced by the drop in audience share which characterised the first part of the year, mainly attributable to the extremely aggressive strategy put into effect by the state-owned networks.

In the first nine months of 2002, Telecinco achieved an audience share on the full day equal to 19.7% with a 1.7 points decrease over the same period of the previous year; while both its main private competitor, Antena 3 (which in June broadcast the matches of the Spanish football team in the framework of the World Cup) and TVE-1 recorded a slight increase in audience, reaching 20.6% (20.5% as at 30 September 001) and 24.8% (24.5% as at 30 September 2001) respectively. Telecinco, however, maintained its leadership on the commercial target with an audience share of 22.9%.

The economic results obtained by the Telecinco Group in the first nine months of 2002 were influenced by the negative evolution of advertising revenues mainly concentrated in the first part of the year. More specifically, consolidated net revenues – which amounted to EUR 367.9 in the period – went down by EUR 25.7 million, equal to – 6.5% in percentage terms over the same period of 2001; the operating result for the period amounted to EUR 57.5 million against EUR 118.2 in 2001, thus recording an operating profit of 15.6%. This result is also attributable to higher scheduling costs that reflect greater effort in production with a view to countering the scheduling strategy of the main competitors. The net quarterly result amounted to EUR 31.5 million, with a EUR 41.5 million decrease with respect to 30 September 2001. Even though the third quarter is historically influenced by seasonal low results which characterise summertime, the Telecinco Group recorded a growth of net revenues equal to 1% and an operating result substantially in line with the third quarter of 2001.

According to currently available data, the advertising revenues of Telecinco are on a decisive increase: in October they showed an 11% increase with respect to the same month of 2001, a result which reduced the decrease to –4.9% in the advertising revenues from the beginning of the year with respect to the first ten months of 2001. The favourable evolution of advertising revenues went hand in hand with a progressive and sustained improvement in the audience results obtained with the launch of the new autumn schedule starting from mid-September. Excellent results were obtained in Prime Time and in October a 21.8% share was recorded in the full day.

The equity valuation of the 40% shareholding in Telecinco and Publiespana by the Mediaset Group, including the goodwill amortisation quota (equal to EUR 15.1 million in the period), meant a net charge of EUR 2.5 million for the Mediaset group as at 30 September 2002.

Multimedia and telecommunication operations

Multimedia division

The Mediaset Group is present in the multimedia market through Mediadigit S.p.A., a company that started operations in 2000, which is in charge of operations regarding theme channels, Internet and teletext operations, with the objective of developing the synergy and *brand extension* opportunities regarding the traditional *core business* focused on television products, by making services and contents that can be broadcast on various platforms (Pay TV, Internet and Telecoms). Multimedia operations include the specialist magazine *MT La Macchina del Tempo* (published by R.T.I. S.p.A. and distributed since November 2000) and editorial operations managed in joint-venture with Mondadori by Press TV, a company founded on 8 July 2002. These operations are supported by Publitalia '80 S.p.A. as exclusive concessionary of Internet and theme channels related advertising sales (the latter starting from the second half of 2001).

With reference to **theme channels**, the channels *Duel Tv*, *Comedy Life* (both starting from April 2000) and *MT Channel* (from January 2001), are distributed by Stream, while *Happy Channel* has been distributed on D+ since March 1998. At 30 September 2002 the overall number of subscribers to the bouquet of satellite broadcasters distributing Mediadigit channels amounted to 1,661,700, of which 825,000 subscribers of which regarding the three channels distributed on the Stream platform and 836,700 subscribers to the Basic package by Telepiù. Overall **revenues** generated by the distribution to these two digital platforms of these channels amounted in the first nine months of 2002 to **EUR 15.5 million**, an increase on the EUR 14.7 million in the first nine months of 2001.

As to **Internet** based operations, it should be noted that in the first nine months of 2002 all the sites owned by the Group totalled an average of about 100 million page views per month, with a daily average of 3.3 million page views, 30% of which were generated by Jumpy.

Sites regarding the *MOL* vertical portal and network sites contributed with 41 million of page views. The News area (*Tgcom*, *TG5.it* and *TgFin*) totalled around 27.5 million page views in the first nine months of the year. In this area, it is worth noting *Tgcom's* performance which, in September 2002, reached about 1 million page views per day; the online news of the Group, which has benefited from graphic restyling since October, contributed for about 70% to the total page views of this area.

It should also be noted that, since September 2002, in the framework of the content provider operations of the online magazine of the Group devoted to mobile phone users, a new SMS service of *TgCom* has been launched making it possible to receive all the main updated news on mobile phones.

Total **revenues** from the Group Internet operations amounted in the first nine months of 2002 to EUR **5.3** million, an increase from the EUR 3.5 million in the same period of 2001.

With reference to **Teletext** operations (Mediavideo and interactive services), **revenues** in the first nine months of the year amounted to **EUR 4.8 million**: therefore, an increase compared to EUR 3.6 million of the same period of previous year. In 2002, the graphic restyling of the Mediavideo brand was carried out and completed, as well as that of contents layout, in order to make the product more appealing to television users and commercial customers.

The company **Press TV S.p.A.**, a *fifty-fifty joint-venture* between R.T.I. S.p.A. and Arnoldo Mondadori Editore S.p.A., set up in July with a share capital of EUR 1.5 million, will develop several multimedia publishing projects, among which the publication of periodicals strictly connected with successful television programmes. The first project consisted in the creation of a sports weekly magazine, *Controcampo*, whose distribution started with the beginning of the 2002/2003 Italian Football Championship. *Controcampo* is an innovative magazine as far as the product concept is concerned, with publishing and technical characteristics as well as methods of production and distribution which recall those of daily newspapers. It is published on Mondays and distributed all over Italy. Sales have already exceeded all expectations, with a circulation average of 385,000 copies for the first two issues in September. Subsequent issues confirmed these extraordinary sales levels.

Telecommunications

At present, the Mediaset group is active in the field of telecommunications through the stakes held by Mediaset S.p.A. in Albacom S.p.A. (19.5%) and Olivetti S.p.A. (0.45%). As is stated in the section referring to significant events after 30 September 2002, the Olivetti S.p.A. shareholding will be transferred to Hopa S.p.A. as part of the agreement reached between Mediaset and Fingruppo Holding according to which Mediaset will enter the capital of Hopa S.p.A., which is one of the main shareholders of the Olivetti/Telecom Group. This operation will reassert and strengthen Mediaset's strategic position in this area.

As to fixed telephony services, in the first half of the fiscal year, which will close at 31 March 2003, **Albacom S.p.A.** confirmed and strengthened the positive results already achieved last year. It showed an over 34% increase in revenues with respect to the same period of the previous year as well as a further improvement in EBITDA which is still positive, meeting corporate plans.

The positive results are the reward for the actions by the management and corporate organisation both in terms of a careful operating cost management policy and of the development of a customer-oriented policy, also through the constant enlargement of the product and service portfolio. In this connection, mention should be made of the agreement with Canon both for the marketing of Albacom products through the *Canon Solution Center* network and the development of joint solutions for small and medium-sized companies.

Due to the results recorded between April and September 2002, to the performance of the last three months of the fiscal year closed as at 31 March 2002 (first quarter of 2002) and to the goodwill amortisation quota (EUR 1.6 million), the equity valuation of the Albacom S.p.A. shareholding led to a total charge of EUR 18.1 million for the Mediaset Group as at 30 September 2002, with a EUR 10.2 million decrease with respect to the charge recorded in the same period of the previous year (EUR28.3 million).

It should finally be noted that, on 3 July 2002, the shareholders' extraordinary meeting of Albacom S.p.A. approved a capital increase of EUR 125 million, wholly underwritten and paid up by the shareholders proportionally to their stakes, thus meeting the obligation to cover the company's financial needs that the shareholders had already assumed during the year. The implementation of the capital increase was made by ascribing to capital the amounts previously paid as non-interest bearing financing. The share of the

Mediaset Group totalled EUR 24.4 million, of which EUR 18.9 million was paid up in the first six months of 2002 to cover the financial need of that period, while EUR 5.5 million had already been paid up in November 2001.

SIGNIFICANT EVENTS AFTER 30 SEPTEMBER 2002

- As part of the **project for the evolution of the Group organisation**, which was launched on 2 July by the Board of Directors of Mediaset S.p.A., it was pointed out that on **3 October 2002** the shareholders' extraordinary meetings of R.T.I. S.p.A. and Mediatrade S.p.A. approved the merger project for incorporating Mediatrade S.p.A. into the holding company R.T.I. S.p.A. and that on **29 October 2002** the Board of Directors of R.T.I. S.p.A. and Mediadigit S.p.A. approved an operation for the disposal by Mediadigit S.p.A. of the activities related to theme channels and new media which will be transferred to R.T.I. S.p.A. This operation will be submitted for approval to the shareholders' meeting of Mediadigit S.p.A. which will be held next 21 November. The above operation will be concluded by the end of the current fiscal year. The same goes for the transfer by R.T.I. S.p.A. to the subsidiary company Elettronica Industriale S.p.A of the branch dealing with "the management and development of Technological Towers".
- On **15 October 2002, Mediaset S.p.A.** and **ICE Finance B.V.** (a Dutch company belonging to JP Morgan) – which, either directly or indirectly through their subsidiaries, hold 40% and 10% respectively of Gestevision Telecinco S.A. and Publiespana S.A. capital – signed a final contract to ratify the general conditions of the preliminary agreement reached on 6 August. With the consensus of the Correo Group (which holds a 25% stake in Telecinco S.A. and Publiespana S.A.), a project has been launched for the listing at the Stock-Exchange of the Telecinco Group which should be performed within 31 December 2004, a date that can be postponed to 31 December 2007 should it be necessary. Based on this agreement, ICE Finance granted Mediaset a right of pre-emption on its stake and Mediaset S.p.A. gave ICE Finance B.V. the option to sell its own stake to Mediaset for either EUR 200 million or the market value established through an independent evaluation, whichever higher. ICE Finance will only be entitled to exercise this option if Spanish legislation makes it possible to exceed the current 49% shareholding limit.
- On **29 October 2002,** Mediaset S.p.A. granted **Albacom S.p.A.** interest-bearing finance which includes the payment of EUR 12.5 million (of which EUR 4.2 million were already paid in October) for the pro-quota coverage of the financial needs of the company for the remaining part of the fiscal year which will close at 31 March 2003.
- On **29 October 2002,** Mediaset S.p.A. reached an agreement with Fingruppo Holding S.p.A., leading shareholder of **Hopa S.p.A.**, for the acquisition by Mediaset of a 2.8% stake in the share capital of this company at the end of the implementation of the capital increase deliberated by the Board of Directors of Hopa S.p.A. on 31 October 2002. Mediaset will purchase the above stake from Fingruppo for EUR 96.4 million, equal to an average investment per share of EUR 2.58, corresponding to the subscription price of the shares issued in the framework of the above capital increase. According to the agreement reached, Mediaset will have the option to nominate a member of the Board of Directors of the company who will also participate in the Executive Committee as well as a regular auditor. Through this operation, Mediaset will strengthen its strategic position in the telecommunications area, which is considered as crucial in view of the terrestrial digital broadcasting systems, especially in terms of interactivity and access to customers. Hopa S.p.A., which is now one of the main holding companies in Italy, is directly and indirectly one of the main shareholders of the Olivetti-Telecom group. According to the agreement, Mediaset S.p.A. will also transfer to Hopa

S.p.A. the 0.45% stake it holds in Olivetti S.p.A. for EUR 96.4 million. These operations will produce no economic or financial effects for the Mediaset Group.

- On **29 October 2002,** Mediaset S.p.A., Lehman Brothers, Kingdom Holding and Commerzbank presented a conditional offer in the terms and modes requested by UBS Warburg, the advisor in charge of coordinating and managing the bankruptcy proceedings of **Kirch Media** & Co. KgaA. The object of this offer was the 52.5% shareholding in ProsiebenSAT1MediaAG, the company in charge of all the television operations of the Kirch Group as well as television rights library. After assessing all the offers received, on 30 October 2002 Kirch Media communicated they had opted for the Consortium created by the German publisher Bauer Verlag and the bank Hypo Vereinsbank as an interlocutor to start the exclusive final negotiations, until 15 December 2002, for the disposal of these business areas based on the price offered by this consortium that, according to what was communicated, should be around EUR 2 billion.
- On 4 November 2002, **Mediaset S.p.A.** signed a five year **financing contract** with a pool of primary Italian credit banks for a total amount of EUR 300 million which will enable Mediaset, thanks to the terms that were negotiated for interest rates and maturity, to optimise the current financial structure while simultaneously guaranteeing an extension of the Group's total borrowing capacity.

FORESEEABLE DEVELOPMENTS

- Advertising revenues from Mediaset networks in October 2002 amounted to EUR 256 million, showing a 4.7% increase with respect to the same month of the previous year (+ 5.2% from third parties), thus confirming the growth trend started in June. Thanks to this result and to the current evidence referring to advertising revenues in November, expectations to reach an amount of television advertising revenues this year in line with that recorded in 2001 and 2000 should be met, despite the general decreasing evolution of the specific Italian market, in a context which is still characterised by an uncertain prospect for international economic recovery.
- In the first ten months of 2002, Mediaset networks as a whole recorded an average share of 42.9% in the full day, substantially in line with that of the same period of 2001, and a total share of 43.9% in Prime Time, with a 0.7% increase. More specifically, the beginning of the 2002-2003 television season, which started on 22 September, is confirming the leadership of Canale 5 at a national level and the third position for Italia 1 in Prime Time.
- Based on the evolution of advertising revenues in the last months of 2002 and due to the further major reduction in operating costs expected for the last part of the year, it can reasonably be expected that, in the last quarter of the current year, EBITDA and EBIT will be higher that those recorded in the same period of 2001. Due to these evolutions, despite the fact that advertising revenues are practically unchanged over 2001, the current year should record an EBITDA higher than that of the previous year. In absolute value, because of the increase of amortisation, depreciation and write offs, EBIT should be lower than that of the previous year, while maintaining an operating profit only slightly decreased with respect to that of 2001. The net result of the year, though influenced by a depreciation for EUR 31.9 million referring to the Kirch Media shareholding, will benefit – over 2001 – from the remarkable increase in the result generated by subsidiary companies which had been low in 2001 due to extraordinary provisions for EUR 171.9 million allocated for the Kirch Media shareholding.

for the board of Directors
the Chairman



REPORT ON OPERATIONS IN THE FIRST QUARTER OF 2003

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.gruppomediaset.it

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
		Alfredo Messina
	(*)	Gina Nieri
		Roberto Ruozi

Board of statutory auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

CONTENTS

Report on operations in the first quarter of 2003

Dear Shareholders,

The consolidated financial statements of the Group heading your company, by virtue of the controlling stake held following the acquisition of 12% from Correo Group, includes for the first time, in the first quarter 2003, the effects arising from the line-by-line consolidation of the companies belonging to the Telecinco Group. The following results have been achieved: **consolidated net revenues** amounted to EUR 777.1 million (EUR 142.3 million of which regarding the consolidation of the Telecinco Group) compared to EUR 633.6 million in the first quarter of 2002, which shows on a like-for-like basis a slight increase over the first quarter of 2002 (+0.2%); **EBITDA** amounted to EUR 468.0 million (the contribution of the Telecinco Group amounted to EUR 76.9 million) compared to EUR 384.9 million in the same quarter of the previous year; gross operating profitability amounted to 60.2% , growing in like-for-like terms (61.6%) compared to that recorded in the same quarter of the previous year (60.7%). **EBIT** (which includes the result generated in the quarter by the Telecinco Group, equal to EUR 27.9 million) amounted to EUR 208.6 million compared to EUR 196.4 million in the same quarter of the previous year, after amortisation, depreciation, write-downs for EUR 259.4 million, including goodwill generated in the quarter by the consolidation of the Telecinco Group for EUR 10.8 million. Operating profitability amounted to 26.8% (30.2% net of the effect arising from the consolidation of the Telecinco Group) compared to 31.0% in the first quarter of 2002. **Earnings before taxes and the amount attributable to minority shareholders** amounted to EUR 191.1 million (EUR 173.6 million net of the effect arising from the consolidation of the Telecinco Group) compared to EUR 180.6 million in the first quarter of 2002.

The Group's **net financial position**, which was affected in this quarter by the payment of EUR 276 million made for the acquisition of the 12% shareholding in Telecinco and Publiespana went from EUR–170.8 million at December 31st, 2002 to EUR -59.5 million at March 31st, 2003, including net liquid assets of the Telecinco Group equal to EUR 185.8 million.

In a market situation that was dominated also in the first months of 2003 by general caution in investment decisions by most economic players, especially because of the uncertain development of the international political situation, which resulted in the Anglo-American military intervention in Iraq, both Mediaset Networks and Telecinco managed to achieve in this quarter their commercial and audience objectives, and protected the usual programme schedule while at the same time ensuring appropriate and appreciated coverage to this dramatic events.

Specifically, **advertising sales on Mediaset networks** in the first three months of 2003 equalled those recorded in the same quarter of the previous year, reaching an even higher level than sales recorded in the same quarter of 2000. This result confirms the ability already proven by Mediaset in the last two years, to achieve, in spite of a prolonged contraction of economic operations and against the trend of the main Italian and European competitors, performances in line with those of the last year that was marked by an exceptional expansion of advertising sales.

In the same period, also the growth of **audience results** of **Mediaset network** continued, after an all-time high 2002. Canale 5 confirmed to be the leading network in prime time, while Italia 1 consolidated its third position and Rete 4 started, without affecting its audience shares, the process of repositioning towards an adult male audience by means of programmes more oriented to *info-tainment*. Growth in audience shares was accompanied also in the first months of 2003 by a careful policy of containment of

television costs, which rose only by 1.7% compared to the same quarter of the previous year, mainly because, in presence of lower operating costs, of the trend of amortisation of rights whose growth, as is also expected on an annual basis, has still been lower than that recorded in the same period of recent years.

Also **Telecinco** recorded excellent performance in the first three months of 2003, and confirmed the proven ability to maximise commercial returns of its publishing positioning. In particular, advertising sales grew markedly in the period, by 28.2% compared to the first quarter of 2002, a period that was particularly negative for the network, especially because of the aggressive competition on prices and a strong reduction in audience shares due to the success of some new formats broadcast by the government television. The revision of the publishing strategy, that had been started in the second half of 2002, made it possible in the first quarter of 2003 to Telecinco to effectively counter the offer of its main competitors and to achieve in the full day average a 21.4% share (18.4% in the same quarter of 2002), consolidating the unquestioned leadership held at domestic level on the commercial target, which reached 24.7%, markedly rising compared to 20.8% of the first three months of 2002.

Drafting criteria

According to the CONSOB deliberation no. 11971 of May 14th, 1999, the economic and balance sheet information given below refers to the first quarter of 2003, the first quarter of 2002 and December 31st, 2002. In drafting the accounting situation, the same criteria used for preparing the balance sheet for the year and the consolidated balance sheet at December 31st, 2002 were utilised.

Starting from the first quarter 2003, because of the acquisition of a 12% shareholding from the Correo Group, which occurred on March 31st, 2003 after obtaining the authorisations from the relevant Spanish and European authorities, the Mediaset Group holds a controlling stake (52%) in Gestevision Telecinco S.A. the parent company of the Spanish private advertising based television with the same name and of Publiespana S.A. the exclusive advertising concessionary of Telecinco. The two companies, by means of their subsidiary and associated companies, are in actual fact the leading private television Group in Spain, integrated in all the typical stages of the production process of commercial television. These equity investments had been consolidated by means of the equity method until December 31st, 2002 based on the 40% stake held, and are now consolidated starting from January 1st, 2003 on a line by line basis.

In order to ensure continuity in the description and to make it possible to compare economic and balance sheet results in like-for-like terms with respect to the compared periods recorded, the accounting tables, consistent in terms of structure with those included in the Report on Operations of the Half Year Report and the Annual Report, have been drafted by pointing out the differential effects generated in 2003 by the line-by-line consolidation of the companies belonging to the Telecinco Group.

The analysis of the income statement and the consolidated balance sheet and financial situation, regarding the first quarter of 2003, was also carried out, in line with the provisions of Consob Communication no. 98084143 of October 27th, 1998 regarding information by divisions, by pointing out separately the contribution to the Group economic and financial results generated by television operations in the two geographical areas, Italy and Spain which, due to the significance of the main economic and balance sheet parameters, organisational independence and features of the reference markets, now represent the two main sectors of operation of the Mediaset Group. To this purpose, it should be noted that economic and balance sheet data regarding the Spain Area match with "pro-forma" consolidated data of the Telecinco Group which have been appropriately reclassified in order to make homogeneous the accounting tables envisaged by Spanish Civil Code rules and those envisaged by Italian regulations.

It is worth noting however that, consistently with the criteria already adopted for the consolidated economic and balance sheet situations of the Mediaset Group u ntil December 31st, 2002, on the consolidated accounting reports of the equity investments above, no adjustments were made to the evaluation criteria usually utilised to draft balance sheets under the application of local accounting principles, when in line with Italian regulations and when deemed to be more appropriate with a view to a true and fair representation of the economic and balance sheet situation of the Group. In particular, with reference to acquired television rights in the hands of the Spanish television, the amortisation criteria was maintained determined on the basis of actual television screenings, instead of the one applied to television rights available for broadcasting on the three Italian networks, for which amortisation is entirely made based on the duration envisaged by the contract. By adopting such different criteria it is possible to take into account, in line with the practice adopted in the media industry in Europe, of the different ways of using the rights and the correlation between costs, audience and advertising sales typical of single-channel (Telecinco) and multi-channel (Mediaset networks) commercial structures of television offer.

The quarterly report has not been subject to an audit by the Independent Auditors.

Economic results

A summary of the reclassified Mediaset Group income statement is set out below which, with respect to the first quarter of 2003, includes the contribution to the single lines deriving from the line-by-line integration of Spanish equity investments. In particular, because of such consolidation, the Group operating result includes both the amortisation quota of differences arising from consolidation generated both on the stakes of such investments already held at December 31st, 2002 (included until that date in *income/charges from equity investments* with respect to the consolidation by means of the net equity method of these investments), and on the ones generated for the new stake acquired in 2003. In order to adequately appreciate the result generated by current operations, the Group operating result regarding the first quarter of 2003 is therefore also recorded gross of the amount represented by the amortisation of such goodwill.

In line with the faculty envisaged by article 81 clause 7 of the Regulation approved by means of CONSOB deliberation no. 11971 of May 14th, 1999 and subsequent modifications, the economic result for the period is shown before tax. This result is also adjusted in order to highlight for 2003 the amount belonging to minority shareholders in Gestevision Telecinco and Publiespana; in the annual report, this adjustment will be determined based on the net result for the year of these investments.

(EUR millions)

Mediaset Group			
2002		**First Quarter 2003**	**First Quarter 2002**
2,280.0	Sales of goods and services	771.0	628.3
36.1	Other revenues and income	6.1	5.3
2,316.1	**Total consolidated net revenues**	**777.1**	**633.6**
300.2	Personnel expenses	93.7	76.2
662.3	Purchases, services, other costs	215.4	172.5
962.5	**Operating costs**	**309.1**	**248.7**
1,353.6	**Gross operating profit (loss)**	**468.0**	**384.9**
795.1	Amortisation, depreciation and write-downs	248.6	188.5
558.5	**Operating profit (loss) before amortisation goodwill Telecinco**	**219.4**	**196.4**
-	Amortisation goodwill Telecinco	10.8	-
558.5	**Operating profit (loss)**	**208.6**	**196.4**
(5.7)	Financial income/(charges)	(6.0)	(6.0)
(47.8)	Income/(charges) from equity investments	(11.0)	(10.1)
505.0	**Profit (loss) before extraordinary items**	**191.6**	**180.3**
(7.9)	Sundry and extraordinary income/(charges)	(0.5)	0.3
497.1	**Profit before taxation and third parties' shares**	**191.1**	**180.6**
-	Third parties' profit before taxation	(13.6)	-

The effects on the income statement arising, in 2003 by the line-by-line integration and in 2002 by the consolidation with the equity method, of the companies belonging to the Telecinco Group are shown below:

(EUR millions)

Mediaset Group - effects erasing from the consolidation of the Telecinco Group

2002		First Quarter 2003	First Quarter 2002
-	Sales of goods and services	141.7	-
-	Other revenues and income	0.6	-
-	**Total consolidated net revenues**	**142.3**	-
-	Personnel expenses	16.1	-
-	Purchases, services, other costs	49.3	-
-	**Operating costs**	**65.4**	-
-	**Gross operating profit (loss)**	**76.9**	-
-	Amortisation, depreciation and write-downs	49.0	-
-	**Operating profit (loss) before amortisation goodwill Telecinco**	**27.9**	-
-	Amortisation goodwill Telecinco	10.8	-
-	**Operating profit (loss)**	**17.1**	-
-	Financial income/(charges)	1.5	-
14.3	Income/(charges) from equity investments	(0.7)	(4.4)
14.3	**Profit (loss) before extraordinary items**	**17.9**	**(4.4)**
-	Sundry and extraordinary income/(charges)	(0.4)	-
14.3	**Profit before taxation and third parties' shares**	**17.5**	**(4.4)**
-	Third parties' profit before taxation	(13.6)	-

It should be noted that, without the accounting effect regarding the amortisation quota of goodwill, equal in the quarter to EUR 10.8 million, the contribution deriving from the line-by-line consolidation of the Telecinco in the first three months of 2003 to the Group consolidated gross result for the period amounted to EUR 28.3 million, i.e. EUR 14.7 million net of the amount attributable to minority shareholders.

In the same quarter of the previous year the economic effect generated on the whole by the consolidation by means of the equity method of the 40% stake held in the Telecinco Group, included in the income statement of the Mediaset Group in the line of *(charges)/income from equity investments*, included EUR 5.0 million regarding the amortisation quota of goodwill.

The percentage impact on net consolidated revenues of some of the main elements in the income statement is set out below.

It should be noted that, with respect to 2003, in order to appreciate more appropriately the profitability generated in the two different geographical areas of operations of the Group, amortisation quotas of goodwill generated by the consolidation of Telecinco are solely taken into consideration with respect to the Group on the whole, by pointing out separately the contribution of the two main geographical areas of operations including domestic operations and Spanish operations belonging to the Telecinco Group.

31/12/02		First Quarter 2003			First Quarter 2002
Mediaset Group		Mediaset Group	Italy	Spain	Mediaset Group
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
41.6%	Operating costs	39.8%	38.4%	46.0%	39.3%
58.4%	Gross operating profit (loss)	60.2%	61.6%	54.0%	60.7%
34.3%	Amortisation, depreciation and write-downs	32.0%	31.4%	34.4%	29.8%
24.1%	**Operating profit (loss) before amortisation goodwill Telecinco**	**28.2%**	**30.2%**	**19.6%**	**31.0%**
24.1%	Operating profit (loss)	26.8%	30.2%	19.6%	31.0%
21.8%	Profit (loss) before extraordinary items	24.7%	27.4%	12.6%	28.5%
21.5%	**Profit before taxation and third parties' shares**	**24.6%**	**27.3%**	**12.3%**	**28.5%**

It should be pointed out that, due to the highly seasonal character of television operations, mainly with respect to advertising revenues (more concentrated in the first part of the year), period results may not fully match with the likely annual trend.

Here follows an analysis of the single Mediaset Group income statement elements; the analysis is carried out by pointing out separately, with respect to current operations, the economic contribution generated by television operations in the two different geographical areas.

Analysis of results by geographical areas: Italy

Here follows the income statement regarding domestic operations, which corresponds, for the quarters being compared in 2002, with the income statement of the Mediaset Group without the effects, previously pointed out, arising from the consolidation by means of the equity method of the 40% stake held in such periods in the Telecinco Group.

(EUR millions)

Italy			
2002 pro-forma		First Quarter 2003	First Quarter 2002 pro-forma
2,280.0	Sales of goods and services	629.3	628.3
36.1	Other revenues and income	5.5	5.3
2,316.1	**Total consolidated net revenues**	**634.8**	**633.6**
300.2	Personnel expenses	77.6	76.2
662.3	Purchases, services, other costs	166.1	172.5
962.5	**Operating costs**	**243.7**	**248.7**
1,353.6	**Gross operating profit (loss)**	**391.1**	**384.9**
795.1	Amortisation, depreciation and write-downs	199.6	188.5
558.5	**Operating profit (loss)**	**191.5**	**196.4**
(5.7)	Financial income/(charges)	(7.5)	(6.0)
(62.1)	Income/(charges) from equity investments	(10.3)	(5.7)
490.7	**Profit (loss) before extraordinary items**	**173.7**	**184.7**
(7.9)	Sundry and extraordinary income/(charges)	(0.1)	0.3
482.8	**Profit before taxation**	**173.6**	**185.0**

Net revenues

1st Quarter '03	634.8
1st Quarter '02	633.6
% change	0.2%

Consolidated net revenues of domestic operations slightly increased in the first quarter of 2003 over the same period of 2002 by EUR 1.2 million, mainly attributable to television revenues.

The following table contains details of revenues:

(EUR millions)

2002		First Quarter 2003	First Quarter 2002
2,066.9	Revenues from the sales of advertising slots	579.7	576.9
364.9	Revenues from television sales, promotions, sponsorships	105.4	108.6
2,431.8	**Advertising revenues from third parties**	**685.1**	**685.5**
156.0	Other revenues from television operations	32.0	29.4
(365.1)	Agency discounts	(102.2)	(102.7)
2,222.7	**Total net revenues from television operations**	**614.9**	**612.2**
93.4	**Total net revenues from non-television operations**	**19.9**	**21.4**
2,316.1	**Total consolidated net revenues from Italy**	**634.8**	**633.6**

In particular with respect of revenues from television operations:

- ***advertising revenues*** regarding Mediaset networks from ***third parties*** amounted to EUR 685.1 million and were substantially unchanged compared to those in the same quarter of the previous year. In particular, *revenues from the sale of commercials* increased by 0.5% over the first quarter of the previous year, while *revenues from television sales, promotions and sponsorships* decreased by 2.9% over the first quarter of 2002;
- ***other revenues from television operations*** showed an increase of EUR 2.6 million, mainly attributable to higher income generated by the resale of sports rights regarding the Champions League and entertainment.

Revenues from ***non television operations*** decreased slightly (- EUR 1.5 million) over the first quarter of 2002. This change is mainly connected to the decrease in advertising revenues from concessions in some Italian stadiums and the sale of sports sponsorships, mainly attributable to the new agreement for the sale of sponsorships regarding the Soccer National Team which envisaged as from 2003 the payment to Publitalia '80 of already net revenues with respect to generated sales. It should also be noted that, in the same period, income for EUR 1.3 million was obtained by some significant commercial agreements for *content-providing* e multimedia publishing contents *packaging* with respect to cellular telephone companies, also of the new generation kind (UMTS), which were not present in the same quarter of the previous year.

Operating costs

1st Quarter '03	243.7
1st Quarter '02	248.7
% change	-2.0%

Operating costs relating to domestic operations showed in the first quarter of 2003 an EUR 5.0 million decrease with respect to the first quarter of 2002. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

1st Quarter '03	77.6
1st Quarter '02	76.2
% change	1.8%

Personnel expenses showed, over the first quarter of 2002, a slight EUR 1.4 million increase, exclusively attributable to the effects of the remuneration policy, with an average number of staff which is on the whole lower compared to the same quarter of the previous year, as can be seen in the table below:

31/12/2002	Number of employees *(including temporary staff)*	31/03/2003	31/03/2002
301	Managers	300	298
296	Journalists	304	297
650	Middle managers	651	625
3,146	Office staff	3,123	3,177
4,393	**Total**	**4,378**	**4,397**

2002	Average workforce *(including temporary staff)*	First Quarter 2003	First Quarter 2002
298	Managers	300	295
300	Journalists	300	298
638	Middle managers	651	628
3,163	Office staff	3,128	3,174
4,399	**Total**	**4,379**	**4,395**

Purchases, services and other costs

1st Quarter '03	166.1
1st Quarter '02	172.5
% change	-3.7%

The overall costs incurred for purchases, services and other costs were EUR 6.4 million lower in the first quarter of 2003 than in the first quarter of the previous year. In particular, as can be seen from the data below, this decrease is attributable for EUR 3.4 million to the trend of television costs, which decreased by 2.2%.

(EUR millions)

2002		First Quarter 2003	First Quarter 2002
88.9	Selling costs	19.8	19.2
403.8	Television scheduling costs	111.0	115.9
32.6	Broadcasting costs	7.9	8.4
66.3	Other costs	14.1	12.7
591.6	**Total television costs**	**152.8**	**156.2**
70.7	Other non-television costs	13.3	16.3
662.3	**Purchases, services and other costs**	**166.1**	**172.5**

The decrease in ***television costs***, was mainly affected by the reduction recorded in the quarter by programme schedule operating costs, equal to EUR 4.9 million (-4.2%) compared to the same quarter of the previous year, mainly attributable to the different programme schedules in the various quarters under examination.

However, it is worth noting that overall television costs, including those elements connected to personnel expenses and amortisation and depreciation or rights and other fixed assets, net of the income generated from the sale of television rights, showed a modest 1.7% increase in the first quarter of 2003, in line with the objectives of containment of television costs envisaged also for the current year. This change was mainly attributable, as is described below, to the increase (+6.0%) in amortisation, depreciation and write-downs (mostly for the item regarding television rights), whose growth was lower than that (+13.2%) recorded in the same quarter of the previous year.

The reduction in ***operating costs*** regarding ***non-television operations*** with respect to the first quarter of 2002 is mainly attributable, as previously noted, to the different way of attributing revenues from the sale of sponsorships for the Football Italian Team which, in 2002, envisaged Publitalia '80 should pay back a quota of revenues to the owners of such rights.

EBITDA

1st Quarter '03	391.1
1st Quarter '02	384.9
% change	1.6%

The reduction in operating costs determined, in the presence of basically stable net revenues, an increease in quarter EBITDA equal to EUR 6.2 million and a subsequent increase of its percentage rate on consolidated net revenues from 60.7% to 61.6%.

EBIT

1st Quarter '03	191.5
1st Quarter '02	196.4
% change	-2.5%

The EBIT regarding domestic operations recorded in the first quarter of 2003 a slight reduction (- EUR 4.9 million) compared to the same quarter of 2002. This change is to be related to higher amortisation of television rights (+ EUR 11.7 million) which, as was already noted, rose less than in the same quarter of the previous year, also because of the reduction in investments started from 2002. The percentage of EBIT on consolidated net revenues was equal to 30.2% with respect to 31.0% in the same quarter of the previous year.

Analysis of results by geographical areas: Spain

Here follows the income statement of Spanish operations, consolidated on a line-by-line basis in the Mediaset Group for the first time starting from the first quarter of 2003.

In order to make a comparison with the previous year possible, "pro-forma" consolidated data of the Telecinco Group are provided, regarding the first three months of 2002 and at December 31st, 2002. Such data, as was already pointed out in the section regarding "Drafting criteria", match with consolidated data of the Telecinco Group on which appropriate adjustments were made, in order to make accounting tables envisaged by the Spanish Civil Code rules consistent with those envisaged by Italian regulations.

(EUR millions)

Spain			
2002 pro-forma		**First Quarter 2003**	**First Quarter 2002 pro-forma**
570.8	Sales of goods and services	141.7	112.1
16.5	Other revenues and income	0.6	-
587.3	**Total consolidated net revenues**	**142.3**	**112.1**
63.7	Personnel expenses	16.1	14.8
220.5	Purchases, services, other costs	49.3	39.8
284.2	**Operating costs**	**65.4**	**54.6**
303.1	**Gross operating profit (loss)**	**76.9**	**57.5**
179.7	Amortisation, depreciation and write-downs	49.0	58.8
123.4	**Operating profit (loss)**	**27.9**	**(1.3)**
5.5	Financial income/(charges)	1.5	1.0
(5.6)	Income/(charges) from equity investments	(0.7)	(0.9)
123.3	**Profit (loss) before extraordinary items**	**28.7**	**(1.2)**
(1.9)	Sundry and extraordinary income/(charges)	(0.4)	0.3
121.4	**Profit before taxation and third parties' shares**	**28.3**	**(0.9)**

Net revenues

In the first three months of 2003 consolidated net revenues from the Telecinco Group amounted to EUR 142.3 million, growing by 26.9% over the same quarter of the previous year.

The following table shows the detailed revenues of the Telecinco Group with the most significant items:

(EUR millions)

2002		**First Quarter 2003**	**First Quarter 2002**
516.9	Revenues from the sales of advertising slots	126.6	100.4
50.2	Revenues from television sales, promotions, sponsorships	13.3	8.7
567.1	**Advertising revenues from television operation**	**139.9**	**109.1**
66.7	Other revenues	13.8	11.9
(46.5)	Agency discounts	(11.4)	(8.9)
587.3	**Total consolidated net revenues from Spain**	**142.3**	**112.1**

The main revenue item is ***television advertising sales*** regarding the activity of sales of advertising slots carried out exclusively for Telecinco by Publiespana. The trend of advertising revenues recorded an extremely rapid pace in the first months of 2003, growing by 28.2% with respect to the same period of the previous year, reaching EUR 139.9 million, a figure which after the significant decrease that had been recorded in the first quarter of 2002, brings back advertising sales more or less at the same level recorded in the first three months of 2001 (EUR 139 million). In particular, in the first three months of 2003, *revenues from the sale of commercials* increased by 26.1% compared to the first quarter of the previous year; while *revenues from television sales, promotions and sponsorships* grew by 52.9% with respect to the first quarter of 2002. This positive trend, considering the extremely positive audience shares which grew with respect to the same period of the previous year, reflect both the significant increase of unitary average revenue of contracts generated and of the volumes of slots sold.

Other revenues from television operations include different kinds of income which are by nature complementary and ancillary with respect to the typical television operations which are mainly attributable to two types:

- revenues from the *marketing of television contents* and from the *distribution of cinema rights*, the latter operation is the residual exploitation of products mainly purchased for television broadcasting;
- revenues connected to the activity of *content extension*, i.e. merchandising, telephone traffic originated by the sms interaction with some television productions and other, also advertising, revenues from the utilisation on other media of successful television formats.

These revenues reached in the quarter EUR 13.8 million, with a 13.8% increase compared to the first quarter of 2002.

Agency discounts represent commissions directly retained by media centres on advertising sales. Their percentage on advertising sales remained constant in the two periods at 8%, in line with the percentage that can be recorded on average in the Spanish advertising market also on an annual basis.

Operating costs

Operating costs of the Telecinco Group amounted in the first quarter of 2003 to EUR 65.4 million, increasing compared to EUR 54.6 million in the first quarter of 2002. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

Personnel expenses of the companies belonging to the Telecinco Group, which in the first three months of 2003 amounted to EUR 16.1 million, showed over the same period of the previous year a EUR 1.3 million increase; this amounted to an 8.8% growth. This change is mainly attributable to lower variable remunerations with respect to company objectives accounted for in the first quarter of 2002 and to the effects arising from the reorganisation of the Group management structure carried out after the first quarter of 2002.

At March 31st, 2003, the Telecinco Group workforce amounted to 1,125 employees (1,137 employees in the same quarter of 2002) while average workforce amounted to 1,118 employees in 2003 (1,136 employees in the same quarter of 2002).

Purchases, services and other costs

Overall purchases, services and other costs were EUR 9.5 million higher in the first quarter of 2003 than in the first quarter of 2002 (+23.9%). Similarly to domestic television operations,, these costs can be broken down in the following functional areas:

(EUR millions)

2002		First Quarter 2003	First Quarter 2002
7.1	Selling costs	1.5	1.6
149.9	Television scheduling costs	35.3	26.9
16.7	Broadcasting costs	4.5	4.1
46.8	Other costs	8.0	7.2
220.5	**Purchases, services and other costs**	**49.3**	**39.8**

Commercial *operating* **costs,** equal to EUR 1.5 million (EUR 1.6 million in the first quarter of 2002), include operating costs of concessionary company Publiespana and its subsidiary companies *Publimedia Gestion* and *Advanced Media.*

Programme schedule *operating* **costs** reached in the quarter EUR 35.3 million (EUR 26.9 million in the first quarter of 2002). The increase recorded in the quarter is affected, with respect to the same quarter of the previous year, by the publishing choices made by Telecinco which, showing a continuity with the programme schedules of last Autumn, made greater use of self-produced contents (entertainment, *talk shows, reality shows*) with respect to broadcasting television rights regarding cinema events, international and domestic series mainly scheduled for some *prime times*. The increase in operating costs of productions is more than offset in the quarter by the decrease of the cost item represented by the amortisation of television rights. During the quarter, the trend of programme schedule operating costs was also affected by charges from the news coverage of extraordinary international events connected to the beginning of military operations in Iraq.

Broadcasting costs regard costs incurred for the lease from the government operator *Retevision* of the network and television signal broadcasting services. Such costs amounted to EUR 4.5 million in the first quarter of 2003 with respect to EUR 4.1 million in the same quarter of the previous year; this increase is mainly attributable to the start of digital broadcasting in *simulcast* which was started from April 2002.

Other costs include overhead of staff central facilities, provisions and production costs directly attributable to *other television operations*, the latter mainly regarding *content extension* projects. Overall, these costs resulted in the quarter slightly higher than those recorded in the same quarter of 2002.

EBITDA

Because of the strong increase in net revenues, EBITDA recorded in the first quarter of 2003 an EUR 19.4 million increase with respect to the same period of the previous year; the percentage rate on consolidated net revenues went from 51.3% to 54.0%.

EBIT

In the first quarter of 2003, the EBIT of the Spanish Area amounted to EUR 27.9 million, with a 19.6% percentage on net revenues. In the same quarter of the previous year, EBIT had been affected by a particularly negative trend of advertising sales and had been negative by EUR 1.3 million. EBIT in the first three months of 2003 was also positively affected by the reduction of amortisation, depreciation and

write-downs, which decreased from EUR 58.8 million in the first quarter of 2002 to EUR 49.0 million in the first quarter of 2003, especially because of the already mentioned reductions of amortisation quotas of television rights. In order to have a more appropriate appreciation of period results, it is pointed out that *with respect to a growth of net television advertising revenues of 28.2%, overall costs* of the Telecinco Group, including also the items connected to personnel expenses and amortisation, depreciation and write-downs, showed in the relevant quarter an extremely modest growth, equal to 0.9%, in line with the objective of containment of the costs envisaged for the current year.

***

Below, the analysis of the other items of the income statement is made with reference to the whole Mediaset Group, highlighting, with respect to the first three months of 2003 for each of the items commented, *the contribution from the line-by-line consolidation of the Telecinco Group.*

EBIT (after amortisation of Telecinco goodwill)

1st Quarter '03	208.6
1st Quarter '02	196.4
% change	6.2%

As has already been noted, starting from 2003, Group EBIT includes the amortisation quota of goodwill recorded on stakes held in Gestevision Telecinco and Publiespana, equal, in the first quarter of 2003, to EUR 10.8 million. In particular, EUR 5.0 million is attributable to the 40% stake already held by the Mediaset Group at December 31st, 2002 (and included until that date in income/charges from equity investments) and EUR 5.8 million relates to the amortisation quota of goodwill arising as difference between the price paid for the 12% stakes purchased in 2003 and the value of the corresponding quota of consolidated net assets of Telecinco Group at December 31st, 2002.

Financial income/(charges)

1st Quarter '03	(6.0)
1st Quarter '02	(6.0)
EUR millions change	-

The balance of this item includes net financial income regarding the period attributable to the Telecinco Group for EUR 1.5 million and regarding domestic operations a negative balance of EUR 7.5 million which can be broken down into:

- charges regarding negative exchange rate differences for EUR 4.6 million (EUR 2.1 million in the first quarter of 2002);
- other net financial charges amounting to EUR 2.9 million (EUR 3.8 million in the same quarter of the previous year).

Income/(charges) from investments

1st Quarter '03	(11.0)
1st Quarter '02	(10.1)
EUR millions change	(0.9)

This item shows in 2003 the economic effect of the equity valuation of Albacom S.p.A. (19.5% shareholding), Press Tv (50% shareholding), Fascino P.G.T. S.r.l. (30% shareholding), Titanus Elios S.p.A. (30% shareholding) and of some investments held by the Telecinco Group.

The negative balance at March 31st, 2003, equal to EUR 11.0 million, mainly related for EUR 10.3 million to the adjustment of the stake held in Albacom S.p.A. determined pro-quota on the basis of the most recent estimate of the expected result for the fiscal year which ended at March 31st, 2003, including the goodwill amortisation quota.

It is worth noting that in the same quarter of the previous year the overall balance of this item, equal to –EUR 10.1 million, included a

negative economic effect of EUR 4.4 million regarding the evaluation of the companies belonging to the Telecinco Group which, as has been previously mentioned, in 2002 had been consolidated by the equity method for the 40% stake held.

EBT and earnings attributable to minority interests

1st Quarter '03	191.1
1st Quarter '02	180.6
% change	5.8%

The increase in EBT and earnings attributable to minority interests amounted to EUR 10.5 million, EUR 17.5 million of which attributable to the effects arising from the line-by-line consolidation of the Telecinco Group.

Provisions for income taxes

In accordance with article 81 clause 7 of the Regulation approved by CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard regarding income taxes, were accounted for.

Balance sheet and financial position

Here are the balance sheet summary and the cash flow statement of the Mediaset Group:

(EUR millions)

Mediaset Group			
31/12/2002	**Balance sheet summary**	**31/03/2003**	**31/03/2002**
1,834.0	Television rights	2,027.2	1,828.3
443.4	Other intangible/tangible fixed assets	565.3	444.8
-	Adjustment from Telecinco net consolidation	332.6	-
470.3	Equity investments and financial fixed assets	194.8	677.5
(7.7)	Net working capital and other assets/liabilities	(100.6)	(273.0)
(100.5)	Allocation for severance indemnities	(102.5)	(95.1)
2,639.5	**Net investments**	**2,916.8**	**2,582.5**
(170.8)	**Net financial position**	**(59.5)**	**(47.3)**
2,467.2	Gruop shareholders' equity	2,644.6	2,533.6
1.5	Shareholders' equity attribtable to minority interest	212.7	1.6
2,468.7	**Group shareholders' equity and shareholders' equity attributable to minority interests**	**2,857.3**	**2,535.2**

The group's balance sheet at March 31st, 2003 includes the line-by-line consolidation of the 52% stakes held in Gestevision Telecinco and Publiespana; in order to make it possible to immediately compare tables with those regarding the same quarter of 2002 and at December 31st, 2002, in the following table the reclassified balance sheet summary at March 31st, 2003 is broken down and highlights separately the balance sheet results of the two geographical areas, Italy (including the stakes held in these companies) and Spain, and also points out the effects arising from the line-by-line consolidation of the above stakes.

(EUR millions)

Balance sheet summary 31/03/03	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Television rights	1,779.3	247.9	-	2,027.2
Other intangible/tangible fixed assets	446.7	118.6	-	565.3
Adjustment from Telecinco net consolidation	-	-	332.6	332.6
Equity investments and other financial fixed assets	721.0	8.7	(534.9)	194.8
Net working capital and other assets/liabilities	28.0	(128.6)	-	(100.6)
Allocation for severance indemnities	(102.5)	-	-	(102.5)
Net investments	**2,872.5**	**246.6**	**(202.3)**	**2,916.8**
Net financial position	**(245.3)**	**185.8**	**-**	**(59.5)**
Gruop shareholders' equity	2,625.7	432.0	(413.1)	2,644.6
Shareholders' equity attribtable to minority interest	1.5	0.4	210.8	212.7
Group shareholders' equity and shareholders' equity attributable to minority interests	**2,627.2**	**432.4**	**(202.3)**	**2,857.3**

Similarly, in the Group's cash flow statement, shown below, there is highlighted separately, with respect to the first quarter 2003, the contribution to the financial results for the period given by the two

geographical areas, Italy (including the equity investment equal to EUR 276 million regarding the purchase of 12% stakes in Gestevision Telecinco and Publiespana) and Spain. It should be noted that such equity investment is included in the Group's overall cash flow statement, as is the effect arising from the consolidation of Telecinco financial position at December 31st, 2002 (equal to EUR 142.3 million) in item **changes to the consolidation area.**

(EUR millions)

31/12/02	Sources and applications	31/03/03			31/03/02
Mediaset Group		Mediaset Group	Italy	Spain	Mediaset Group
1,213.4	**Operating cash-flow**	458.8	388.7	70.1	380.8
102.4	**Total disinvestments in fixed assets**	-	-	-	-
(849.3)	**Total investments of which:**	(186.4)	(409.8)	(52.6)	(120.5)
(648.6)	investments in television rights	(173.6)	(123.0)	(50.6)	(112.1)
(121.7)	equity investments	-	(276.0)	-	-
(22.8)	other intangible investments	(8.1)	(8.1)	-	(1.4)
(56.2)	tangible investments	(4.7)	(2.7)	(2.0)	(7.0)
-	**Share capital increases**	-	-	-	-
(247.8)	**Dividends paid**	-	-	-	-
(141.7)	**Other monetary variations**	(27.4)	(53.4)	26.0	(59.8)
-	**Change in the consolidation area**	(133.7)	-	-	-
77.0	**Net cash flow**	111.3	(74.5)	43.5	200.5

Below are comments to the main items in the balance sheet at March 31st, 2003 and the variations since December 31st, 2002. For each of those changes, the effects arising from the line-by-line consolidation of the Telecinco Group are shown.

Net invested capital

31/03/2003	2,916.8
31/12/2002	2,639.5
EUR millions change	277.3

The most significant element of the invested capital of the Mediaset Group is television rights, which includes EUR 247.9 million regarding the net value of Telecinco Group's library. On a like-for-like basis, this item shows in the quarter a EUR 54.7 million decrease with respect to December 31st, 2002 which reflects for the specific period a higher amount of amortisation and depreciation, with respect to the investments recorded in the period.

Other tangible and intangible assets include EUR 118.6 million regarding the Telecinco Group; on a like-for-like basis this item, equal to EUR 446.7 million, remained basically unchanged compared to December 31st, 2002.

The item difference from consolidation appears starting with the first quarter of 2003 and reflects the effect arising from the line-by-line consolidation of equity investments held in the Telecinco Group net of period amortisation quotas. In particular, EUR 107.5 million refers to residual net goodwill regarding the 40% stake already held at December 31st, 2002, while EUR 225.1 million refers to the difference recorded for the price paid for the purchase of the 12% stakes with re

spect to the corresponding amount of consolidated net shareholders' equity of Telecinco at December 31st, 2002.

Investments and other financial assets decreased by EUR 275.5 million, EUR 274.1 *million of which regarding thevalue of the 40% stake held* at December 31st, 2002 in the Telecinco Group because of the mentioned line-by-line consolidation in 2003 of this Group, after the purchase of the 12% stake. Net of this effect, changes in the period refer to the adjustment of the value of equity investments held in Albacom, Press Tv, Fascino P.G.T. and Titanus Elios, consolidated by the net equity method, and include EUR 8.7 million regarding the recording of equity investments held by the Telecinco.

The balance of ***working capital and other current assets and liabilities*** equal to EUR 100.6 million includes, with respect to that at December 31st, 2002, EUR 128.6 million regarding the Telecinco Group. On a like-for-like basis no substantial changes were recorded in the quarter with respect to the balance of this item at December 31st, 2002.

Group shareholders' equity and shareholders' equity attributable to minority interests

31/03/2003	2,857.3
31/12/2002	2,468.7
EUR millions	
change	388.6

The increase over December 31st, 2002 can be attributed to the gross profit for the period and the Telecinco Group shareholders' equity, for the equity attributable to minority interests.

Net financial position

31/03/2003	(59.5)
31/12/2002	(170.8)
EUR millions	
change	111.3

The net financial position at March 31st, 2003, compared with that at December 31st, 2002 is broken down in order to highlight separately the contribution of the two geographical areas.

(EUR millions)

	31/03/03			31/12/2002
	Mediaset Group	Italy	Spain	Mediaset Group
Liquid funds	353.9	175.6	178.3	203.8
Financial income and securities (which are not fixed assets)	201.4	189.4	12.0	189.8
Total financial assets	**555.3**	**365.0**	**190.3**	**393.6**
Due to banks	(599.3)	(598.0)	(1.3)	(559.7)
Due to other financial institutions				
Factoring companies	(6.4)	(6.4)	-	-
Leasing companies	(4.5)	(4.5)	-	(4.6)
Other	(4.6)	(1.4)	(3.2)	(0.1)
Total financial liabilities	**(614.8)**	**(610.3)**	**(4.5)**	**(564.4)**
Net financial position	**(59.5)**	**(245.3)**	**185.8**	**(170.8)**

It should be noted in particular that the change in the net financial position which occurred in the quarter with respect to Italian operations, net of the payment of EUR 276 million, connected with the purchase of the 12% stake in Telecinco Group, shows a significant positive cash flow from current operations for

around EUR 202 million. This flow is significantly higher than the one generated in the same quarter of the previous year which, net of the amount received from the sale of the shareholding in Blu S.p.A. (equal to EUR 105.9 million) amounted to around EUR 95 million.

ANALYSIS BY DIVISIONS

Mediaset Group's operations are mainly in the field of Commercial Television; starting from 2003, because of the acquisition of the controlling stake in the Telecinco Group, these operations are to be found in two main geographical areas: Italy and Spain. The structure of the operations of the Group, which is also present in the telecommunications industry, by means of minority shareholdings held in Albacom and Hopa, can be sketched as follows:


COMMERCIAL TELEVISION ITALY
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENTS DIVISION
ITALY
Publitalia '80 S.p.A.
R.T.I. S.p.A.
Albacom S.p.A. (19.5%)
HOPA S.p.A (2.73%)
SPAIN
Publiespana S.A.
Gestevision Telecinco S.A.

Below is a description of the main events which occurred in the above divisions in the first months of 2003:

Commercial Television - Italy

Advertising division

A substantial portion of the Mediaset Group's revenues are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

The following is a breakdown of Publitalia '80 S.p.A.'s revenues in the relevant periods:

(EUR millions)

	First Quarter 2003	First Quarter 2002
Advertising revenues from third parties	685.1	685.5
Advertising revenues from Fininvest Group, Mediolanum Group and Mediaset Group	7.5	6.7
Television advertising revenues Publitalia '80 S.p.A.	**692.6**	**692.2**

As already mentioned previously, advertising sales remained on the whole at the same level of those recorded in the same quarter of the previous year; this result is even higher than that recorded in the same quarter of 2000, the last year marked by exceptional growth in advertising sales, and must be

therefore considered as extremely positive since it was achieved in a still unfavourable economic situation, which was affected internationally by the events connected with the Iraqi war.

Publitalia '80 therefore confirmed its ability to effectively counter difficult market conditions by finding new advertising investors and by maximizing the competitive advantage given by the lead in audience shares of Mediaset networks.

In the first months of 2003 significant television advertising campaigns were also made by some companies belonging to the telecommunications industry; the return to advertising investments by this industry may contribute, together with other factors and in presence of a greater stability of the international political framework, to a desirable greater dynamic of the market, expected for the remaining part of the year.

Broadcasting and contents division

Mediaset Network Audience Shares

In the first three months of 2003 Total Audience Shares on a full day basis were largely above 10 million people, with a 4.3% increase compared to the same quarter of last year.

The analysis of monthly trends shows that February was the month when Total Audience Shares reached their highest value in terms of absolute values and March was the month with the highest difference from 2002.



MONTHLY TREND - 24 HOURS
12,000
10,000
8,000
6,000
4,000
2,000
0
+2.4%
+4.7%
+6.2%
10,131
10,379
10,052
10,526
9,749
10,354
JANUARY
FEBRUARY
MARCH
2002
2003

The full day audience share is the result of a growth that, as is shown in the table below, was present in all time brackets.

Full day share	Jan./Mar. 2003	Jan./Mar. 2002	Change
07:00 - 20:30	11,334	10,869	4.3%
Prime Time	28,058	26,817	4.6%
Late at night	10,368	10,042	3.2%
Total	**10,417**	**9,990**	**4.3%**

In particular, there was a great increase in coverage (over one million new contacts in Day Time and Late Night and one million and seven hundred thousand in Prime Time), while television consumption remained substantially unchanged.

In the full day of the first quarter of 2003, Mediaset achieved an audience share of 43.7%, a half point more than the same period of 2002. Our privileged relationship with the 15-64 year-old commercial target was also confirmed (45.4% vs. 43.1% for Rai 1) and with children aged 4-14 years (51.8% vs 36.1% for Rai).

The contribution of Prime Time was fundamental. With 46.2% (+2.3 points more than last year) our networks ranked first before Rai, blocked at 43.9%. In this time Canale 5 and Italia 1 continue to remain well positioned as first and third domestic network, with 24% and 14.3% respectively (vs. 23.4% of Rai 1 and 10.9% of Rai 2).



PRIME TIME - FIRST QUARTER
% INDIVIDUAL SHARE
50.5
49.9
46.9
46.0
46.2
43.9
40.6
41.1
45.1
43.9
1999
2000
2001
2002
2003
MEDIASET
RAI

The beginning of the guarantee period also proved positive: Spring 2003 (January 26th - May 31st, without the week with the Sanremo Festival) came at the end of March with Mediaset even stronger and closer to its competitor. In Prime Time our Networks leave Rai behind by almost 5 points with 47.4% vs 42.5%. Growth is recorded in both Canale 5 and Italia 1 which, working in synergy, increased their visibility to the detriment of Rai 1 and Rai2.



PRIME TIME - GUARANTEE PERIODS (Autumn+Spring)
% INDIVIDUAL SHARE
39.9
37.9
36.4
33.3
39.6
32.9
34.0
36.0
36.2
37.7
1999
2000
2001
2002
2003
CANALE 5 + ITALIA 1
RAI 1 + RAI 2

The list of nights won is also noteworthy: 39 Canale 5, 12 Rai 1 and 5 Italia 1

Here is the situation over the full day:

Total Mediaset	24 Hours	Prime Time	Day Time 7:00-2:00
Canale 5	23.0	24.0	22.7
Italia 1	12.0	14.3	11.3
Retequattro	8.7	7.9	8.8
Total	**43.7**	**46.2**	**42.8**

Canale 5

The first quarter of 2003 confirmed the positive results obtained by the network in 2002: in Prime Time it ranked first before Rai 1 (24% vs 23.4%) on the general audience target, in the full day, it was the first choice for the audience aged 15-64 and second – after Italia 1 – for children.

The beginning of the guarantee season offered also Mediaset flagship the opportunity of increasing its advantage in Prime Time (24.7% vs 22.2% of Rai 1) and reduced, as a consequence, its gap in the full day.

Also in the first months of 2003 Canale 5 offered rich and diverse programmes, in order to meet the needs and expectations of an increasingly larger audience.

The return was appreciated, in the entertainment area, of historical productions such as *La Corrida* (30.1%) anchored for the second year in a row by Gerry Scotti together with conductor Pregadio and Vincenza Cacace, *Miconsenta,* the ever present show of political satire made by Bagaglino (25%), *Grande Fratello3* (31.7% the average share on Thursday nights and 26.3% late in the afternoon) which, in spite of being in its third year, continues to spur curiosity and to be the talk of the town and, last, *Ciao Darwin 4* (29.7%), the "anthropological" show which started on March 28th with the fierce competition between showgirls and academics.

More specifically:

- in the **Day Time**, Uomini e Donne reached 25.4% and clearly retained its leadership on the female audience (36.2% on women aged 15-44); after it, Amici di Maria De Filippi achieved 20.3% in the 16:20 recorded screening broadcast from Monday to Friday, and 31.4% in the studio live show on Saturday afternoon, with very high shares among young adults aged 15-34 (38.6% and 42.9%, respectively).

  In the **Day Time,** self produced soap operas did well: *Vivere* and *Cento Vetrine* reached 19.9% and 28.6%, respectively, and confirmed to be, in their time bracket, the first choice for young women aged 15-34 (with 34.8% and 44.2%, respectively).

Already starting from these first months, Canale 5 dramas offered viewers very high quality products.

- *In the* **Prime Time**. *it is worth mentioning the biographies in two screenings of extraordinary* people, like *Papa Buono* (34.9%), the touching story of Pope John XXXIII and Enzo *Ferrari* (28.8%), a man who managed to make his dream come true and make this Italian brand famous throughout the world, and the funny stories of *Carabinieri 2*, the second series of this much beloved drama which, in the first three shows broadcast, conquered 27.2% of the general audience and over 40% of children.

TG5 obtained always positive results: the news headed by Enrico Mentana came at the end of the first quarter 2003 with an average of 25.1% in the 1 p.m. slot, and 27% in that of 8 p.m. Excellent results

were also reached by the extraordinary 6.10 p.m. news broadcast starting from March 20th to provide further updates on the war in Iraq (22.8%).

Constantly at the top of the lists of the most successful programmes, *Striscia la Notizia* achieved, in the first three months of 2003, 31.7%. An excellent debut, after the Sanremo week, was made by the couple from Rome Bonolis-Laurenti, who for the fourth year in a row replaced the Greggio-Iacchetti couple and made the 2003 high, with a 39.2% share and over twelve million viewers.

Italia 1

The gold season of the young Mediaset network carries on. In the first quarter 2003 Italia 1 increased, over the first three months of 2002, its audience shares in all times (one point more in the full day, thanks to +0.6 in Day Time and +2.6 in Prime Time) and remained third in Prime Time with a large margin on Rai 2.

There is perfect matching between the network and its target audience: in the full day, it ranks first among children aged 4 to 14 years (27.9%), and second – after Canale 5 – among young adults aged 15-24 (20.8%).

In the current guarantee season Italia 1 is ahead of Rai 2 also in the full day, besides Prime Time, where its margin increases (14.9% vs 10.7%).

The programmes which contributed to the network's success are many and belong to the most diverse types:

Viewers liked *Zelig Circus* enormously: the ten shows broadcast in Prime Time totalled an overall average of 26.5% with a growing trend (20.8% the result at the debut, 24.8% at the seventh show broadcast simultaneously with the Sanremo Festival, 30.8% for the last show) which was not affected at all by the move from Tuesday to Wednesday.

Double bills confirm to be a winning formula – in Prime Time and late at night – of the two most irreverent trios of TV: Alessia Marcuzzi, Luca Bizzarri and Paolo Kessisoglu reached 15.1% on Sunday night (*Le Iene Show*) and 15.9% on Thursday (*Le Iene*) while Gialappa's (i.e. Giorgio Gherarducci, Marco Santin and Carlo Taranto) reached an average 16.4% on Sunday (*Mai dire domenica*) and 21.1% on Friday (*Mai dire Grande Fratello*).

The beginning of the final series of *Amici di Maria De Filippi* was very promising: the first show in Prime Time broadcast on March 25th was followed by over 4½ million viewers, equal to a 19.8% audience share and gained the attention of 40.6% of young adults aged between 15 and 24 years of age.

At the start also *Oblivious* (11.5%) and *Papirazzo* (15.5%), two new Saturday afternoon programmes for Italia1. The former is a travelling game show with hidden cameras run by the "fabulous four ones" of La Premiata Ditta, and the latter is a gossip programme that can count on a team of paparazzis looking for scoops, headed by Enrico Papi. As to him, the result of *Sarabanda la sfida* was really excellent, the special edition of the musical game show which, on March 5th, reached a share above network average (16.3%) and took viewers away from the Sanremo Festival.

From March 14th, in Prime Time, the new episodes of C.S.I.: Scena del crimine, the series which came to Italy last year in the wake of the enormous success obtained in the United States: the first three episodes obtained 16.1% (vs. 14.1% achieved on the whole in 2002) and conquered one person aged 15-34 out of four.

Children constantly show their appreciation for the products that the network selects for them. In the afternoon, from Monday to Friday, a collection of cartoons: *Beyblade, Hamtaro, Roba da gatti, Totally*

Spies – just to mention the series that have been recently broadcast – won the hearts of more than one child out of three; on Saturday, Ellen Hidding entertains children with the new edition of *Ziggie* leading them closer, in a simple manner, to the mysteries of science, experiments and nature, and achieving, in the first two shows, 12.6% on the general public and 48.7% on children aged 4-14.

All sportspeople and soccer lovers cannot miss the comments, the goals and the slow motions of *Contro Campo*: the programme anchored by Sandro Piccinini conquered 15.2% and beat *La Domenica Sportiva*, showed at the same time on Rai 2 (12.3%).

Then, with respect to news, positive results were obtained by *Studio Aperto* in both its day programmes, 16% is the average result at 12.25 p.m., 11% that of 6.30 p.m. *Lucignolo* was also very appreciated, the weekly programme of news analysis devoted to young people edited by Mario Giordano and broadcast on Friday late at night (14.6% on the general audience, 25.2% on people aged 15-34).

Retequattro

Rete 4 came to the end of the first quarter with 8.7% in the full day and 7.9% in Prime Time, where it increased by 0.3 share points over the first quarter of 2002.

In the full day the network maintains the third place, after Rai 1 and Canale 5, with people aged over 65 (12.7%) and continues to carry out a significant function of presence with a mature audience.

Also in 2003 Rete 4 has been engaged on two sides, with an offer whose objective is to satisfy an adult male audience, who love sports, documentaries and scientific analysis, without for this reason giving up its female audience more oriented to soap operas, telenovelas and entertainment programmes.

Among explanatory programmes, there are *La Macchina del Tempo* and *Appuntamento con la storia*, two programmes anchored by Alessandro Cecchi Paone broadcast on Thursday in Prime Time and on Monday late at night, respectively, which reached in turn 7.3% and 8.4% of males aged over 35, *Solaris, il mondo a 360 gradi*, the documentary broadcast on a daily basis (10.6% the average result on the same target audience in the afternoon), and *Top Secret* (8.6%), investigations edited by Claudio Brachino late at night on Wednesdays.

As to sport, a precious contribution was given by the two *Champions League* matches broadcast in Prime Time on February 25th and March 11th (12.5% share of men) and, after them, by *Pressing Champions League*, the analysis made by Massimo De Luca, who examined and commented on the matches (14.8% on the general audience and over 20% on the male audience). In their place, in the Tuesdays without football matches, *Record*, a review on great sports champions, which opened on March 25th with a programme devoted to the U.S. boxer Cassius Clay and attracted 8.3% of men.

New programmes and results also with respect to television series showed by the network in Prime Time: *Band of Brothers*, a U.S. army flying team which, by launching themselves with parachutes on France in 1944, prepared the battlefield for army forces, the new series of Siska, the crime series by Herbert Reinecker, the maker of *Ispettore Derrick*, both conquered over 9% of men aged over 35.

As to women, there were good results from *Batticuore*, the new series on air from January 7th, *Sentieri* and the late afternoon event *Terra Nostra 2* (11.7%, 11.2% and 10% of women, respectively); very positive audience shares were also obtained by *Forum* (14.6%) and by the many magazines at the week-end (*Sabato Vip, Il trucco c'è and la Domenica del villaggio*, in turn 13.2%, 13.6% *and* 14.9% on the general audience and 15.6%, 17.5% and 16.3% of women).

Lastly, the news: *Telegiornale 4* reached 8.1% at lunch and 7.8% in the evening (which lasted thirty minutes more since the beginning of war in Iraq); besides, Emilio Fede's editorial staff devoted to the war under way *Ultim'ora*, a daily analysis which, late at night, totalled 9.4%.

Multimedia and content extension operations

Domestic multimedia operations of the Mediaset Group, mainly carried out until December 31st, 2002 by Mediadigit S.p.A., have been managed since 2003 by R.T.I. S.p.A. with the aim of maximizing opportunities for synergy and *content extension* with respect to the *core business* focused on television products. These operations include the distribution of theme channels to domestic digital platforms, Internet operations, those related to Teletext, publishing operations run in joint venture with Mondadori by Press Tv, a company set up in 2002. It is also worth mentioning that, by virtue of significant commercial agreements stipulated in the second half of 2002, *content providing* operations have also been started for multimedia contents reserved to mobile telephone companies. Advertising sales connected to the Internet and to theme channels are supported by Publitalia '80 S.p.A. as exclusive concessionary. Consolidated net **revenues** generated on the whole by these operations amounted to **EUR 9.1 million**, compared to EUR 7.3 million in the same quarter of the previous year.

With reference to **theme channels**, the channels Duel Tv, Comedy Life and MT Channel are distributed by Stream, while Happy Channel has been distributed on D+. Overall **revenues** from the distribution of these channels, mainly consisting of guaranteed minimums paid by digital platforms, amounted to **EUR 5.1 million,** unchanged with respect to the same quarter of 2002.

As to **Internet** based operations, the positive results for news contents developed by Tgcom and Tg5.it were confirmed, especially with respect to coverage guaranteed to the events connected with the war in Iraq. The area devoted to news consolidated therefore, also in the first months of 2003, its position among Italian online news sites. **Revenues** from Group Internet operations amounted in the first three months of 2003, to EUR 1.3 million, in line with those in the same quarter of the previous year.

As already commented before, in the first months of 2003 there are operations for the creation and sale of **multimedia services and contents** to mobile telephone companies, both of second generation and with H3G, the first company which launched UMTS in Italy, which exploits technological and brand opportunities that the Mediaset Group has. In the first three months of 2003 a few projects developed in 2002 were successfully continued, among which the pay version of *Milionario*, to be seen both on the Internet and Mediavideo, community services, developed with Wind and to be used within Mediavideo interactive service and the start of MMS production with TG5 brand to provide to all mobile telephone companies. During the first quarter of 2003, these operations generated total **revenues** for EUR 1.3 million.

With respect to **Teletext** (Mediavideo), success, both in publishing and commercial terms, was confirmed also in the first months of 2003. **Revenues** in the period amounted to **EUR 1.4 million** (EUR 0.9 million in the previous year).

With respect to operations run by **Press TV S.p.A.** in the first months of 2003 the publishing success of the sports weekly *Controcampo* was confirmed. In the same period, the publication by Press Tv was started for two other magazines linked to famous television programmes: *Amici di Maria De Filippi* and *Grande Fratello*.

Commercial Television – Spain

Advertising division

The Spanish advertising market is one of the most important in Europe and is characterised by a greater fragmentation of supply at domestic level compared to the Italian market. Besides Telecinco, there are also a government television Group with two networks (TVE), a private commercial television, Antena3, a federation of local televisions, the so called *autonomicas* gathered under the *Forta* brand. Starting from the second half of 2003, the new single pay digital platform should start working, set up from the merger between the two current *pay* televisions, i.e. *Via Digital (Telefonica Group)* and *Canal Satellite/Sogecable* (with stakes held by the *Vivendi/Canal Plus Group and by the* Spanish Publishing Group *Prisa)* which should count in the beginning on around 2.4 million subscribers with a penetration which is one of the highest in Europe, with around 20%.

The Spanish television advertising market is the fifth European market in terms of size (estimated in 2002 based on *Infoadex* data at EUR 2,077 million) and the second after Italy in terms of percentage (equal to around 40%) of advertising investments devoted to television compared to total advertising investments on traditional media. The ratio between advertising investments and Gross Domestic Product, which is currently still lower than the main European markets further guarantees in structural terms in prospective further growth margins. The Spanish television advertising market experienced in the 1998-2000 three year period exceptional development rates fostered by the prolonged expansion of Spanish economy, which in the last couple of years was affected by the profound slowdown of the economic cycle which characterised the main international markets, and recorded in 2001 an 8.2% decrease and in 2002 a modest 1.6% growth.

In 2002 Publiespana, Telecinco's exclusive concessionary, had a 27.3% share of this market, and confirmed itself as the leading company in the Spanish television advertising market, capable of effectively maximizing the leading position held by Telecinco with respect of audience levels on the so called "commercial target" with an average share in 2002 of 23.6%, lower than that achieved on the advertising market.

Signs from the advertising market in the first months of 2003 confirm, in spite of the extreme uncertainty which was present before the start of the war in Iraq, the positive indications that had already characterised the last months of 2002. In this situation, Publiespana advertising sales for Telecinco amounted to EUR 139.9 million with an increase of more than 28% with respect to the same quarter of 2002, when Telecinco advertising sales had decreased (-21.6% compared to the first quarter of 2001), penalised, at the most acute stage of the crisis of the Spanish advertising market, by the strong subtraction of audience shares by TVE and by the strong competition on prices made by the government television. In the first three months of 2002 there were 392 advertising customers, 147 of which newly acquired.

Broadcasting and contents division

In the first quarter of 2003 Telecinco's publishing offer substantially maintained the same structure of the proposal made in Autumn 2002; all the main top programmes of the television achieved positive results in terms of audience.

In the Day Time a mention should be given in particular to talk show *Dìa a Dìa* which recorded in the quarter a share above 25%; another greatly successful talk show, *Cronicas marcianas,* confirmed to be the unchallenged leading programme in the evening.

As to the afternoon, it is worth mentioning: the talk show *A tu lado* which achieved a share of around 20%, strongly growing over the same quarter of the previous year (12.9%) when it had been broadcast for the first time, the entertainment production *Aquì hay tomate* and drama *Embrujadas*.

In the quarter, it is also worth mentioning the excellent results in terms of audience of news programmes, especially with respect to the two events which were the beginning of the Iraqi war and the sinking of the *Prestigi* tanker.

Prime Time audience shares benefited from the final show of the *Gran Hermano* series that had been started in Autumn 2002, the positive results of talk show *Salsa Rosa*, international series *CSI*, which was one of the main events in the television season and from the renewed success of domestic dramas *7 Vidas* and *Los Serrano*.

Other investments

Albacom based on the preliminary data regarding the year ended at March 31st, 2003 increased sales in the year by more than 17% which is one of the best performances among domestic telecommunication companies and confirms a 12% market share on the "data" segment, which places the company as main *competitor* of Telecom Italia with respect to *corporate* customers.

Based on these preliminary data, the achievement of positive EBITDA is confirmed for the second consecutive year, which should lead, based on company plans, to achieving operating break-even at the end of the current fiscal year.

Because of the cautious estimate of the quarterly result and the goodwill amortisation quota, the evaluation by the net equity method of the investment in Albacom generated for the Mediaset Group, at March 31st, 2003, an overall charge of EUR 10.3 million.

It should also be noted, lastly, that with respect to undertakings regarding the coverage of the financial requirements of Albacom envisaged by the agreement stipulated by the shareholders on March 24th, 2003, Mediaset made at March 31st, 2003 payments as interest-bearing loan for an overall amount of EUR 20.3 million, EUR 7.2 million of which were made in the specific quarter.

With respect to the 2.73% stake held in **Hopa S.p.A.** it should be noted that, on May 9th 2003, in execution of the agreements made between Hopa S.p.A. and the shareholders of Olimpia S.p.A. last December and of the decisions taken by the extraordinary shareholders meetings of Olimpia S.p.A. and Holy S.r.l. (a subsidiary company of Hopa S.p.A.) the deed for the merger by incorporation of Holy S.r.l. in Olimpia S.p.A. was stipulated with the same date as effective date. Following this operation, Hopa S.p.A. holds a shareholding in the company resulting from such a merger equal to 16%, which will be reduced to 14/15% once the merger between subsidiary company Olivetti and Telecom Italia is carried out.

SIGNIFICANT EVENTS AFTER MARCH 31ST, 2003

- Overall audience shares of Mediaset networks regarding the first four months of 2003 confirm the positive results achieved in the first three months of the year. In particular, in the full day Mediaset increased its audience rising from 43.7% in the first quarter to 44.0% at the end of April; in Prime Time Canale 5 and Italia 1 confirm to be first and third, while Retequattro improved by 0.3 points; in the Day Time all three networks increase their audience shares.
- After the brilliant results achieved in the first three months of the year, Telecinco achieved excellent audience shares also in April, and confirmed its clear leadership both in the full day average and in Prime Time with respect to other commercial private televisions, and even came ahead of the government television in the Day Time and confirmed its unchallenged domestic leadership on the commercial target in the main times.

FORSEEABLE DEVELOPMENTS

- Based on currently available evidence regarding the trend of advertising sales of Mediaset networks it is estimated, with respect to the first five months of the year, that television advertising sales will be in line with those in the same period of the previous year.
- The exceptional growth in Telecinco advertising sales recorded in the first three months of 2003 is to be assessed also with respect to the unfavourable results in the same period of 2002. After March 31st, Telecinco confirmed the growth of its advertising sales with respect to 2002, though with a lower percentage than that recorded in the first quarter.

for the Board of Directors
the Chairman



GROUP

REPORT ON OPERATING PERFORMANCE FOR THE FIRST HALF OF 2003

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.gruppomediaset.it

Report on operating performance for the first half of 2003

Interim report 2003

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
		Alfredo Messina
	(*)	Gina Nieri
		Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Supplementary Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

CONTENTS

Interim report 2003

Report on operations
in the first half of 2003

MEDIASET GROUP

Report on Operations in the first half of 2003

Dear Shareholders,

the consolidated results of the Group heading your Company, as a consequence of the controlling stake held following the acquisition of a 12% share in the Correo Group, include – for the first time from the current year – the effects generated by the line-by-line consolidation of the companies belonging to the Telecinco Group. As at 30 June the results are as follows:

- **Consolidated net revenues** amount to EUR 1,626.4 million, of which EUR 320.6 million referring to the consolidation of the Telecinco Group, over EUR 1,301.6 million in the first half of 2002 ;
- **EBITDA** amounted to 993.5 million over EUR 800.2 million in the same period of the previous year; gross operating profitability amounted to 61.1%, practically in line with the percentage recorded in the first half of 2002 (61.5%);
- **EBIT** amounted to EUR 472.7 million over EUR 413.0 million in the same period of the previous year, net of amortisation, depreciation and write-downs totalling EUR 520.8 million (EUR 387.2 in the same period of 2002), inclusive in 2003 of the goodwill amortisation quota generated by the consolidation of the Telecinco Group for EUR 21.6 million. Excluding the effect generated by the goodwill amortisation quota, the profitability of the Group, though lower than the 31.7% obtained in the first half of 2002, maintained extremely high levels totalling 30.4% ;
- **Earnings before tax and the shareholding of third parties** amounted to EUR 438.2 million over EUR 357.2 million in the first half of 2002.

On a like for like basis, that is, net of the effects arising in 2003 from the line-by-line consolidation of the Telecinco Group, the results of the Mediaset Group can be summarised as follows:

- Consolidated net revenues amounted to EUR 1,305.8 million (+ 0.3% over the first half of 2002);
- EBIDTA went up from EUR 800.2 million to EUR 809.9 million, with a slight increase, from 61.5% to 62.0% , in the percentage incidence compared to revenues;
- in this half year, EBIT totalled EUR 402.2 million over EUR 413.0 million in the first half of 2002, net of amortisation, depreciation and write-downs for EUR 407.7 million (EUR 387.2 in the first half of 2002); the operating profitability remained extremely high – at 30.8% - though lower than the percentage of 31.7% recorded in the same period of 2002.

The parent company **Mediaset S.p.A.** achieved at the end of the period an EBT of EUR 210.2 million, with an increase compared to EUR 167.0 million recorded in the first half of the previous year, after amortisation, depreciation and write-downs amounting to EUR 58.1 million.

The **consolidated net financial position** – which was influenced during the half year under investigation not only by typical seasonal factors mainly associated with the expenditure due to the payment of dividends, but also by the payment of EUR 276 million for the acquisition of a 12% stake in Telecinco and Publiespana – went from EUR -170.8 million at 31 December 2002

to EUR -314.4 million at 30 June 2003, a value which includes the net liquidity of the Telecinco Group amounting to EUR 182.0 million. On a like for like basis, the cash generation which characterises the group, net of investments and expenditure arising from the payment of dividends, amounted to EUR 189.2 million, that is, a substantial increase from that recorded in the same period of the previous year totalling about EUR 150 million.

The economic results obtained by the Mediaset Group in the first half year confirmed the main trends already observed in the first quarter in terms of television core business operations.

Both Mediaset networks and Telecinco proved able to reach their objectives in terms of sales and audience and to strengthen their leadership in their respective markets, thus effectively contrasting the persistent and difficult economic situation as well as, especially in the first months of the year, the prudential attitude of most economic actors in investment decisions, due to the uncertain evolution of the international political situation which ended up in the US military intervention in Iraq.

More specifically, **advertising sales on Mediaset networks** in the first six months of 2003 totalled EUR 1,416.6 million, with a 0.7% increase over the same period of the previous year. This result is even better than that recorded in the same period of 2000, the last year which was characterised by an extraordinary market boom. The performance of Publitalia '80 - which is resolutely going against the general trend of the Italian television market that, in the first half of 2003, based on Nielsen's surveys, recorded a 1.5% decrease – reflected greater dynamism in the advertising investments reserved to the Group's networks, especially in May and June, despite the difficulties which had characterised the first three months of the year when, at any rate, Publitalia'80's results were in line with those achieved in 2002.

Also during the first half of 2003, the extraordinary **results obtained in terms of audience by Mediaset networks** represented a formidable and powerful tool to promote advertising sales. In the television season Spring 2003, with reference to the guaranteed period, Mediaset networks not only reasserted their primacy in Italy in Prime Time for the second consecutive year (a 47.6% audience share compared to 42.3% for RAI networks). For the first time in their history, they also obtained an average full-day share higher than RAI (45.3% against44.3%), a result which was reached as the climax of constant growth over the past 5 years. Mediaset also strengthened its leadership with the main commercial targets; more specifically, in the same period, with reference to the target aged 15-34, one of the most appreciated by advertising investors, the difference between Mediaset and RAI went up to 20 share points.

The success of single networks contributed once more to the overall result in terms of audience share, in line with the objectives guaranteed to advertising investors and with their respective programming positioning. Canale 5 confirmed its role as a leader on the whole Italian territory in *Prime Time*, reaching an average share of 24.6% during the half year, while Italia 1 maintained the third position in Italy and Retequattro started a repositioning process in order to evolve towards a target of male adults through more *info-tainment*–oriented scheduling, thus reducing the gap with RAI 3 to a historical minimum.

The results obtained in terms of audience share rewarded the consistency of the Group's programming strategy that – through a policy strongly enhancing the value of in-house managerial and artistic resources and the constant commitment in innovation and renewal of even the best established and most successful programmes – makes it possible to provide a television offer able to guarantee stable results, independently of the contribution – nevertheless fundamental – of the big sports events and films broadcast. Even if we excluded

the exceptional audience share achieved for instance in 2003, in *Prime Time*, in the last part of the Champions' League, a major event for the Spring television season, in the first half of 2003 Mediaset networks would have topped the RAI networks.

In the first months of 2003, the increase in audience share was still supported by a careful policy aiming at reducing *television costs*, which nevertheless recorded a slight 2.5% increase over the first half year of 2002, which was the lowest rise in the same period in the past 5 years. This variation is to be associated – since operating costs were on the increase exclusively in personnel expenses – to the evolution of the amortisation of rights whose growth – as expected also on an annual basis – was nevertheless lower than that recorded in the same period of the past years.

Also the evolution of investments in television rights in the first half year reflected the objective of reducing costs during the current year compared to the average expenditure of the previous years. This, combined with a strong decrease in purchases which was already achieved in 2002, will lead to a progressive normalisation of amortisation. The objectives of reducing and optimising investments are in line with a strategy aiming at progressively acquiring greater control over television contents, by promoting original Italian dramas, especially serials, and greater selection in the purchase of films.

During the first half year of 2003, in order to get ready for the conversion to the terrestrial digital broadcasting system as established by law no. 66 of 20 March 2001, Mediaset completed the purchase of frequencies from local broadcasters that will make it possible to implement a digital multiplex system by the end of 2003 with a coverage of at least 50% of the Italian population and the launch in September of an experimental period for broadcasting based on terrestrial digital techniques.

Also **Telecinco** obtained excellent results in the first half of 2003 since the extraordinary growth of advertising sales went along with a constant increase in audience share and effective action to reduce costs, which made it possible to achieve a remarkable increase in operating profitability that, as at 30 June amounted to 28.7% compared to 17.0% in the first half of 2002.

More specifically, advertising sales grew in the period at a very quick pace, recording a 9.7% increase over the first half of 2002, which is considerably higher than that achieved by the Spanish television market (3.3%), a result reasserting the position of Telecinco as a market leader.

The revision of the programming strategy that started back in the second half of 2002 enabled Telecinco to effectively oppose that offered by its main competitors, reaching an average share of 21.7% in the first half of 2003 (against 19.7% in the same period of 2002) and further strengthening the undeniable primacy held at a national level on the commercial target where Telecinco recorded a 24.8% share compare to the 22.9% share in the first six months of 2002.

The period of prolonged weakness that since 2001 has hit the world economy continued also in the first half of 2003. It was especially exacerbated in the first months of the year due to the evolution of the international geo-political situation linked to the outbreak and continuation of the Iraqi conflict.

More specifically, in the half year under review, the signs of progressive stabilisation coming from the US market and the modest recovery of the Japanese economy contrasted with the persistent stagnation of the European economy, which was negatively impacted also by the strengthening of the euro characterising the first part of the year.

The figures referring to the second half of 2003 show a net improvement in the US economy that recorded a 2.4% growth in GDP, in line with a re-established favourable climate for economic actors, starting from households, following the rapid conclusion of the war in Iraq. These positive signs go along with a significant recovery in advertising investments and more dynamism especially in the television industry.

The intermittent evolution – which, in any case, was not up to the expectations – that characterised the US economy in the two past quarters doesn't enable us to foresee for sure whether a period of sustained and long-lasting recovery will soon start. This evolution – on which may largely depend also an early state of the recovery of the European economy – will have to be assessed in the months to come.

After a two-year period characterised by substantially negligible growth rates (+ 0.3% and + 0.4% respectively in 2001and 2002), the Italian economy, in line with the evolution of the main European countries, maintained its weak position also in the first half of 2003. The figures referring to the Italian GDP showed negative fluctuations – though minimal – in the first two quarters of 2003 compared to the previous period. This evolution which, especially in the second quarter, was influenced by statistical variables (a reduced number of working days), resulted from a decrease especially in the agricultural and industrial sectors and an increase in the services area.

The latest estimates concerning the growth of the GDP in Italy in 2003 make it difficult to believe that Italy will be able to reach the 0.8% growth rate forecast by the Finance Act. A possible recovery may be possible starting from 2004, in line with the previsions for the international economy.

On the other hand, the main macroeconomic indicators show a considerable improvement in the Spanish economy which is apparently better positioned than the major European countries, both in case of the recovery expected for the second half of 2003 and in the event of a more sustained growth in 2004. More specifically, in the first half of 2003, GDP increased by 2.2% in real terms over the same period of the previous year (2.3% is the estimated growth rate for the current year) supported by a growth thrust higher in percentage terms than domestic demand, mainly with reference to private consumption.

Drafting criteria

According to CONSOB resolution no. 11971 of 14 May 1999, the economic and balance sheet information given below refers to the first half of 2003, the first half of 2002 and 31 December 2002. In drafting the accounting situation, the same criteria used for preparing the balance sheet for the year and the consolidated balance sheet at 31 December 2002 were utilised.

The economic and balance sheet situation consolidated as at 30 June 2003 reflects the effects of the line-by-line consolidation of Gestevision Telecinco S.A., Publiespana S.A. and their subsidiaries, companies consolidated with the equity method until 31 December 2002 and in which the Mediaset Group holds a majority stake (52%) following the conclusion of the acquisition of a 12% stake in the Correo Group which occurred on 31 March 2003. Gestevision Telecinco S.A., the company heading the Spanish private commercial broadcaster of the same name, and Publiespana S.A., exclusive seller of advertising space for Telecinco, through their respective subsidiaries and affiliated companies, make up the leading private television group in Spain, consolidated line-by-line at all the characteristic levels of the production processes typical of commercial televisions.

In this Report on Operations, in order to guarantee continuity and comparability in economic and balance sheet results with the previous periods shown, the financial statements, consistent in their structure with those contained in the Report on Operations of the Annual Report, were structured so as to show the differences produced in 2003 by the line-by-line consolidation of the companies belonging to the Telecinco Group.

The analysis of the income statement and of the consolidated financial position and balance sheet with reference to the first half of 2003 was performed – in compliance with that established by the CONSOB Communication no. 98084143 of 27 October 1998 with regard to information by business sector – by separately highlighting the contribution to the financial and economic results of the Group by the two geographical areas, Italy and Spain, that can now be considered as the two primary business areas of the Mediaset Group due to the relevance of their main economic and balance sheet parameters, their organisational autonomy and the characteristics of their respective reference markets. In this connection, it should be noted that the economic and balance sheet data referring to the Spanish Area correspond to the consolidated pro-forma figures of the Telecinco Group which were opportunely reclassified so that the accounting schemes required by the Spanish statutory regulations are compliant with those required by the Italian law.

Economic results

A summary of the reclassified income statement of the Mediaset Group is set out below including, with reference to the first half of 2003, the contribution to single lines arising from the global integration of Spanish investments. More specifically, as a consequence of this consolidation, the operating result of the Group includes the amortisation quotas of the consolidation differences produced on both the stakes already held as at 31 December 2002 (which, to that date, were included in the item *charges/income from investments* with reference to the equity consolidation method of such investments) and on the 2003 newly acquired shares. In order to allow a correct appreciation of results generated by operations, the

operating result of the Group referring to the first half of 2003 was recorded gross of the component represented by this goodwill amortisation.

In compliance with that established in art. 81 clause 7 of the Regulations approved by the CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the economic result of the period was presented before taxes. This result was also amended in order to show the 2003 stake of minority interests in Gestevision Telecinco S.A. and Publiespana S.A.; in the annual report, this amendment will be determined based on the net result of these investments.

(millions)

Mediaset Group			
2002		**1st half 2003**	**1st half 2002**
2,280.0	Sales of goods and services	1,608.7	1,283.0
36.1	Other revenues and income	17.7	18.6
2,316.1	**Total consolidated net revenues**	**1,626.4**	**1,301.6**
300.2	Personnel expenses	191.6	157.6
662.3	Purchases, services, other costs	441.3	343.8
962.5	**Operating costs**	**632.9**	**501.4**
1,353.6	**Gross operating profit (loss)**	**993.5**	**800.2**
795.1	Amortisation, depreciation and write-downs	499.2	387.2
558.5	**Operating profit (loss) before amortisation goodwill Telecinco**	**494.3**	**413.0**
-	Amortisation goodwill Telecinco	21.6	-
558.5	**Operating profit (loss)**	**472.7**	**413.0**
(5.7)	Financial income/(charges)	(1.7)	(10.9)
(47.8)	Income/(charges) from equity investments	(21.5)	(43.8)
505.0	**Profit (loss) before extraordinary items**	**449.5**	**358.3**
(7.9)	Sundry and extraordinary income/(charges)	(11.3)	(1.1)
497.1	**Profit before taxation and third parties' shares**	**438.2**	**357.2**
-	Third parties' profit before taxation	(44.7)	-

The effects on the income statement arising, in 2003, from the line-by-line consolidation and, in 2002, by the equity consolidation of the companies belonging to the Telecinco Group are shown below:

(millions)

Mediaset Group - effects arising from the consolidation of the Telecinco Group

2002		1st half 2003	1st half 2002
-	Sales of goods and services	318,4	-
-	Other revenues and income	2,2	-
-	**Total consolidated net revenues**	**320,6**	-
-	Personnel expenses	32,0	-
-	Purchases, services, other costs	105,0	-
-	**Operating costs**	**137,0**	-
-	**Gross operating profit (loss)**	**183,6**	-
-	Amortisation, depreciation and write-downs	91,5	-
-	**Operating profit (loss) before amortisation goodwill Telecinco**	**92,1**	-
-	Amortisation goodwill Telecinco	21,6	-
-	**Operating profit (loss)**	**70,5**	-
-	Financial income/(charges)	3,1	-
14,3	Income/(charges) from equity investments	(1,4)	3,4
14,3	**Profit (loss) before extraordinary items**	**72,2**	**3,4**
-	Sundry and extraordinary income/(charges)	(0,8)	-
14,3	**Profit before taxation and third parties' shares**	**71,4**	**3,4**
-	Third parties' profit before taxation	(44,7)	-

It should be pointed out that excluding the accounting effect arising from the goodwill amortisation quota, totalling EUR 21,6 in the period, the contribution from the line-by-line consolidation of the Telecinco Group in the first half of 2003 to the consolidated gross profit pertaining to the Group for this period amounted to EUR 93.0 million, that is, EUR 48.3 million net of minority interests.

In the same period of the previous year, the economic effect arising from the equity consolidation of the 40% share held in the Telecinco Group, recorded in the income statement of the Mediaset Group in the item *(charges)/income from investments*, included EUR 10.0 million from the goodwill amortisation quota.

The percentage impact on consolidated net revenues of some significant items of the income statement is specified below.

It should be noted that, in 2003, in order to better appreciate the profitability generated by the two different geographical business areas of the Group, the goodwill amortisation quotas deriving from the consolidation of Telecinco are solely considered in relation to the Group as a whole, by highlighting separately the contribution to the two main geographical business areas of Italian operations and the Spanish operations referable to the Telecinco Group.

2002		First Half 2003			1st half 2002
Mediaset Group		Mediaset Group	Italy	Spain	Mediaset Group
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
41.6%	Operating costs	38.9%	38.0%	42.8%	38.5%
58.4%	Gross operating profit (loss)	61.1%	62.0%	57.2%	61.5%
34.3%	Amortisation, depreciation and write-downs	30.4%	31.2%	28.5%	29.7%
24.1%	**Operating profit (loss) before amortisation goodwill Telecinco**	**30.4%**	**30.8%**	**28.7%**	**31.7%**
24.1%	Operating profit (loss)	29.1%	30.8%	28.7%	31.7%
21.8%	Profit (loss) before extraordinary items	27.6%	28.9%	29.2%	27.5%
21.5%	**Profit before taxation and third parties' shares**	**26.9%**	**28.1%**	**29.0%**	**27.4%**

Due to the strong seasonality of television activities, mainly with respect to the evolution of advertising revenues (more concentrated in the first half of the year), the results of the period under investigation may not fully reflect the development assumptions on an annual basis.

Here follows an analysis of the single Mediaset Group income statement elements; this analysis was carried out by highlighting the economic contribution in terms of operating management arising from television operations separately in the two geographical areas.

Analysis of results by geographical area: Italy

Below is the income statement referring to Italian operations that corresponds - in the 2002 comparative period – to the income statement of the Mediaset Group without the effects – previously highlighted – arising from the equity method consolidation of the 40% stakes held in those periods in the Telecinco Group.

(millions)

Italy			
2002		**1st half 2003**	**1st half 2002**
2,280.0	Sales of goods and services	1,290.3	1,283.0
36.1	Other revenues and income	15.5	18.6
2,316.1	**Total consolidated net revenues**	**1,305.8**	**1,301.6**
300.2	Personnel expenses	159.6	157.6
662.3	Purchases, services, other costs	336.2	343.8
962.5	**Operating costs**	**495.8**	**501.4**
1,353.6	**Gross operating profit (loss)**	**810.0**	**800.2**
795.1	Amortisation, depreciation and write-downs	407.7	387.2
558.5	**Operating profit (loss)**	**402.3**	**413.0**
(5.7)	Financial income/(charges)	(4.8)	(10.9)
(62.1)	Income/(charges) from equity investments	(20.1)	(47.2)
490.7	**Profit (loss) before extraordinary items**	**377.4**	**354.9**
(7.9)	Sundry and extraordinary income/(charges)	(10.5)	(1.1)
482.8	**Profit before taxation**	**366.9**	**353.8**

Net revenues

1st Half '03	1,305.8
1st Half '02	1,301.6
% change	0.3%

Consolidated net revenues from Italian activities recorded a EUR 4.2 million increase in the first half of 2003 over the same period of the previous year.

This change resulted from increased net revenues from television operations (EUR 11.4 million) and lower revenues arising from non television operations (EUR 7.2 million), as shown in the following table:

(millions)

2002		**1st half 2003**	**1st half 2002**
2,100.5	Revenues from the sales of advertising slots	1,208.3	1,194.6
367.8	Revenues from television sales, promotions, sponsorships	208.3	212.6
2,468.3	**Advertising revenues from third parties**	**1,416.6**	**1,407.2**
119.5	Other revenues from television operations	57.9	54.5
(365.1)	Agency discounts	(209.7)	(208.3)
2,222.7	**Total net revenues from television operations**	**1,264.8**	**1,253.4**
93.4	**Total net revenues from non-television operations**	**41.0**	**48.2**
2,316.1	**Total consolidated net revenues from Italy**	**1,305.8**	**1,301.6**

More specifically, revenues from television operations can be detailed as follows:

- ***advertising revenues*** from the Mediaset networks, totalling EUR 1,416.6 million, recorded an EUR 9.4 million increase (corresponding to + 0.7%) over the same period of the previous year. More specifically, *revenues from the sale of commercials* showed a 1.1% increase while *revenues from television sales, promotions and sponsorships* decreased by 2.0% compared to the first half of 2002;
- ***other revenues from television operations*** showed an increase totalling EUR 3.4 million, partly attributable to the revenues deriving from telephone calls generated by the interaction with some television programmes.

As a whole, ***revenues from non-television operations*** recorded a decrease (EUR -7.2 million) compared to the first half of 2002, mainly attributable to the new rules over the previous year for managing the commercial agreement on the sale of sponsorships of the Italian Football Team which establishes that, starting from 2003, Publitalia '80 will be recognised net proceeds arising from the revenues generated by these activities that will be directly invoiced to customers by the owner of the rights. With reference to the same period, more revenues were recorded deriving from *multimedia operations*, mainly due to the revenues amounting to EUR 3.1 million from multimedia publishing *content-providing* and *packaging* operations with mobile telephony operators of the new generation (UMTS), that were not involved in the same period of the previous year.

Operating costs

1st Half '03	459.8
1st Half '02	501.4
% change	-1.1%

The operating costs of Italian operations dropped by EUR 5.6 million compared to the same period of the previous year. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

1st Half '03	159.6
1st Half '02	157.6
% change	1.3%

The increase in personnel expenses is the result of the remuneration policy adopted and the impact of the renewal of wage settlements, with an average workforce decreasing compared to the same period of the previous year, as shown in the following table:

2002	Average workforce including temporary staff	1st half 2003	1st half 2002
298	Managers	301	300
300	Journalists	302	297
638	Middle manegersa	654	632
3,163	Office workers	3,119	3,168
4,399	**Totale**	**4,376**	**4,397**

Purchases, services and other costs

1st Half '03	336.2
1st Half '02	343.8
% change	-2.2%

As a whole, the item *purchases, services and other costs* showed a decrease of EUR 7.6 million in the first half of 2003 over the same period of the previous year. More specifically, as can be seen in the table below, this drop is partly attributable to the evolution in non-television costs which fell by EUR 8.1 million.

(millions)

2002		1st half 2003	1st half 2002
88.9	Selling costs	42.2	43.7
403.8	Television scheduling costs	221.0	219.8
32.6	Broadcasting costs	16.7	16.8
66.3	Other costs	29.6	28.7
591.6	**Total television costs**	**309.5**	**309.0**
70.7	Other non-television costs	26.7	34.8
662.3	**Purchases, services and other costs**	**336.2**	**343.8**

Television costs are substantially in line with those of the same period of the previous year.

However, it is worth noting that *overall television costs*, including those elements connected to personnel expenses and amortisation, depreciation and write-downs of television rights and other fixed assets, net of the income generated from the sale of television rights, showed only a slight 2.5% increase in the period, in line with the objective of reducing television costs also in the current year. This variation is mainly the result, as described below, of the increase (+ 5.3%) in overall amortisation, depreciation and write-downs, especially with regard to the television rights component whose growth is absolutely lower than that recorded in the same period of the previous year (+ 12.8%).

The decrease in ***operating costs*** concerning ***non-television operations*** compared to the first half of 2002 is mainly attributable, as mentioned above, to the new rules of the commercial agreement on the sale of sponsorships of the Italian Football Team which establishes that, starting from 2003, Publitalia '80 will not have to pay a share of the revenues thus obtained to the subjects holding these rights.

EBITDA

1st Half '03	810.0
1st Half '02	800.2
% change	1.2%

As a result of the slight increase in net revenues and the decrease in operating costs, a growth of EBITDA amounting to EUR 9.8 million was recorded in the first half of 2003 as well as a subsequent increase in its percentage impact on consolidated net revenues from 61.5% up to 62.0%.

EBIT

1st Half '03	402.3
1st Half '02	413.0
% change	-2.6%

EBIT referring to Italian operations recorded a EUR 10.7 million decrease in the first half of 2003 attributable to the increase in overall amortisation, depreciation and write-downs for an amount of EUR 20.5 million. This evolution is mainly due to the increased amortisation of television rights that, as alreadymentioned, recorded a growth lower than that of the same period of the previous year, partly as a consequence of the investment decrease started in 2002.

The percentage impact of the operating result on consolidated net revenues maintained extremely high levels and amounted to 30.8% compared to 31.7% in the same period of the previous year.

Analysis of results by geographical area: Spain

Here follows the income statement referring to Spanish operations which were consolidated line-by-line for the first time in the Mediaset Group starting from 2003.

In order to make a comparison possible with the figures of the previous year, we will provide also the consolidated pro-forma data of the Telecinco Group referring to the first half of 2002 and at 31 December 2002. These figures, as already explained in the section "Drafting criteria", correspond to the consolidated figures of the Telecinco Group, opportunely reclassified so that the accounting schemes required by Spanish statutory regulations are compliant with those required by Italian law.

(millions)

Spain			
2002 pro-forma		1st half 2003	1st half 2002 pro-forma
582.0	Sales of goods and services	318.4	291.8
5.3	Other revenues and income	2.2	2.6
587.3	**Total consolidated net revenues**	**320.6**	**294.4**
62.8	Personnel expenses	32.0	29.4
220.4	Purchases, services, other costs	105.1	101.3
283.2	**Operating costs**	**137.1**	**130.7**
304.1	**Gross operating profit (loss)**	**183.5**	**163.7**
180.8	Amortisation, depreciation and write-downs	91.5	113.6
123.3	**Operating profit (loss)**	**92.0**	**50.1**
5.5	Financial income/(charges)	3.1	2.0
(5.6)	Income/(charges) from equity investments	(1.4)	(3.7)
123.2	**Profit (loss) before extraordinary items**	**93.7**	**48.4**
(1.9)	Sundry and extraordinary income/(charges)	(0.8)	0.1
121.3	**Profit before taxation and third parties' shares**	**92.9**	**48.5**

Net revenues

In the first half of 2003 consolidated net revenues arising from the Telecinco Group amounted to EUR 320.6 million, with an 8.9% increase over the same period of the previous year.

The following table details the revenues of the Telecinco Group highlighting the most significant items:

(millions)

2002 pro-forma		1st half 2003	1st half 2002 pro-forma
516.9	Revenues from the sales of advertising slots	283.6	264.7
50.2	Revenues from television sales, promotions, sponsorships	33.4	24.2
567.1	**Advertising revenues from television operation**	**317.0**	**288.9**
66.7	Other revenues	29.5	29.1
(46.5)	Agency discounts	(25.9)	(23.6)
587.3	**Total consolidated net revenues from Spain**	**320.6**	**294.4**

The main item is ***advertising revenues from television operations*** referring to the sale of advertising space performed as sole agent for Telecinco by Publiespana. Advertising sales recorded an extremely positive evolution in the first half of 2003, recording a 9.7% growth over the same period of the previous year. This result is decidedly higher than the 3.3% increase recorded in the same period by the Spanish television advertising market. The positive trend – which reflected the extraordinary audience share obtained especially in the reference commercial target – characterised both the main item of advertising revenues, that is, *revenues from the sale of commercials* – which resulted from the combined increase in average unit revenues and volumes of the spaces sold – and the item referring to special projects, that is, *television sales, promotions and sponsorships.*

The item ***other revenues*** includes a variety of revenues that are naturally complementary and secondary with respect to the core television operations and can be grouped into two main categories:

- revenues deriving from the selling of television and news contents and the distribution of film rights, an activity that virtually consists of the residual exploitation of products mainly purchased for television broadcasting;
- revenues associated with *content extension* activities, that include income from merchandising projects, telephone calls generated by the interaction via SMS with a few television productions and other revenues – including advertising revenues – arising from the exploitation on other media of successful television formats.

Overall revenues, totalling EUR 29.5 million in the first half of 2003, were slightly higher than those recorded in the same period of 2002.

Agency discounts are the commissions directly withheld by media centres on advertising sales. Their impact on advertising revenues maintained unchanged in the two periods (8%), in line with the average percentage characterising the advertising market in Spain on an annual basis.

Operating costs

The operating costs of the Telecinco Group totalled EUR 137.1 million in the first half of 2003, with a slight increase with respect to the EUR 130.7 million of the first half of 2002. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

Personnel expenses of the companies belonging to the Telecinco Group, which amounted to EUR 32.0 million in the first half of 2003, showed a EUR 2.6 million increase over the same period of the previous year amounting to an increase of 8.8%. Apart from ordinary remuneration dynamics, this increase is also attributable to an increased variable component of wages which is proportionate to the reaching of corporate objectives recorded in the first half of 2003.

The following table shows the evolution of the average workforce of the Telecinco Group in the period under investigation:

2002	Average workforce including temporary staff	1st half 2003	1st half 2002
77	Managers	68	69
94	Journalists	96	92
96	Middle manegersa	101	97
901	Office workers	900	899
7	Industry workers	8	8
1,175	**Totale**	**1,173**	**1,165**

Purchases, services and other costs

Overall expenses for purchases, services and other costs recorded a EUR 3.8 million growth in the first half of 2003 over the same period of the previous year (+ 3.8%). As was the case for Italian television operations, these costs can be broken down in the following main functional areas:

(millions)

2002		1st half 2003	1st half 2002
6.9	Selling costs	3.8	4.3
149.9	Television scheduling costs	75.3	71.5
16.7	Broadcasting costs	8.8	8.7
46.9	Other costs	17.2	16.8
220.4	**Purchases, services and other costs**	**105.1**	**101.3**

Selling costs, totalling EUR 3.8 million (EUR 4.3 million in the first half of 2002), include the costs of the seller of advertising space Publiespana and its subsidiaries *Publimedia Gestion* and *Advanced Media*.

Television scheduling costs reached EUR 75.3 million in the period (EUR 71.5 million in the first half of 2002) with a 5.3% growth. This increase was attributable to both higher costs for in-house productions – in any case, a slight increase of no more than 2.9% - and the greater

impact of a few cost items – most of which depending on advertising sales – referring to the amounts due to trade associations for the use of publishing and music rights. The increased costs paid for original productions reflected the new publishing strategy of Telencinco that – in line with last Autumn's schedules – continued in the first months of 2003 to use original programmes (*entertainment, talk-shows, reality shows*) against the purchase of television rights which mainly concentrated in Prime Time. Higher operating costs for original productions are more than offset in the period by a decrease in costs for the amortisation of television rights. During this half year, the evolution of television scheduling costs was impacted by the costs arising from the news coverage of the extraordinary international events associated with the Iraqi war.

Broadcasting costs are the costs paid for renting the network and television signal broadcasting services from the state-owned operator *Retevision*. These costs amounted to EUR 8.8 million in the first half of 2003 compared to EUR 8.7 million in the same period of the previous year and they include the costs paid for *simulcast* digital broadcasting that was started in April 2002.

Other costs include overheads for central staff structures, provisions and costs directly attributable to *other television operations* – which mainly refer to *content extension* projects. As a whole, these costs are in line with those recorded in the same period of 2002.

EBIDTA

Following a strong increase in net revenues, EBITDA recorded a EUR 19.8 million increase in the first half of 2003 over the same period of the previous year; the percentage impact on consolidated net revenues thus went from 55.6% up to 57.2%.

EBIT

In the first half of 2003 EBIT for the Spanish Area reached EUR 92.0 million, thus recording a considerable increase (+ EUR 41.9 million) with respect to the result obtained in the same period of the previous year (EUR 50.1 million). The percentage impact on net revenues went from 17.0% up to 28.7%. This result was influenced not only by the positive trend of advertising revenues, but also by the strong decrease in overall amortisation, depreciation and write-downs which went from EUR 113.6 million in the first half of 2002 down to EUR 91.5 million in the first half of 2003, especially as a consequence of the already mentioned drop in the amortisation quotas of television rights. For a better appreciation of the EBIT in the period, it is worth mentioning that – apart from a 9.7% increase in net television advertising revenues – the *overall costs* of the Telecinco Group, including the elements associated with personnel expenses and amortisation, depreciation and write-downs, decreased by 6.4% over the same period of the previous year.

****

Below follows the analysis of the other items of the income statement with reference to the Mediaset Group as a whole. For the first half of 2003 and for each of the items commented, the contribution deriving from the line-by-line consolidation of the Telecinco Group will be shown.

EBIT (after goodwill amortisation of Telecinco)

1st Half '03	472.7
1st Half '02	413.0
% change	14.5%

As already said above, the EBIT of the Group includes, starting from 2003, the goodwill amortisation quota on the stake held in Gestevision Telecinco S.A. and Publiespana S.A., totalling EUR 21.6 million in the first half of 2003. More specifically, EUR 10.0 million is entirely attributable to the 40% share already held by the Mediaset Group as at 31 December 2002 (and to that date included in the item charges/income from investments) and EUR 11.6 million corresponds to the goodwill amortisation quota generated in 2003 following the acquisition of a 12% share.

Financial income / (charges)

1st Half '03	(1.7)
1st Half '02	(10.9)
EUR millions change	9.2

The balance of this item includes net financial income in the period referable to the Telecinco Group for an amount of EUR 3.1 million and, with regard to Italian operations, a negative balance of EUR 4.8 million that can be broken down as follows:

- charges, mainly from valuation, referring to difference in exchange rates for an amount of EUR 3.1 million (EUR 6.2 million in the first half of 2002);
- other net financial charges totalling EUR 1.7 million (EUR 4.7 million in the same period of the previous year).

Income/(charges) from investments

1st Half '03	(21.5)
1st Half '02	(43.8)
EUR millions change	22.3

The positive change in the balance of this item is mainly attributable to the economic effect equal to EUR 31.9 million recorded in the first half of 2002 following the complete write-down of the residual book value of the 2.28% stake held in Kirch Media.

The balance as at 30 June 2003 substantially reflects the adjustment to the 19.5% shareholding in Albacom S.p.A. equal to EUR –19.3 million.

It should be noted that, in the same period of the previous year, the overall balance of this item included a positive net economic effect amounting to EUR 3.4 million referring to the valuation of the companies belonging to the Telecinco Group that, as previously said, in 2002 were consolidated with the equity method for the 40% stake held in the Mediaset Group.

EBT and minority interests

1st Half '03	438.2
1st Half '02	357.2
% change	22.7%

EBT and minority interests recorded an increase of EUR 81.0 million, of which EUR 68.0 million was attributable to the effects arising from the line-by-line consolidation of the Telecinco Group.

Provisions for income taxes

In accordance with art. 81 clause 7 of the Regulation approved by CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard regarding income taxes, were accounted for.

Balance sheet and financial position

Here follows the balance sheet summary and the cash flow of the Mediaset Group:

(millions)

Mediaset Group			
31/12/2002	**Balance sheet summary**	**30/06/2003**	**30/06/2002**
1,834.0	Television rights	1,906.0	1,848.6
443.4	Other intangible/tangible fixed assets	577.4	459.3
-	Adjustment from Telecinco net consolidation	321.9	-
470.3	Equity investments and financial fixed assets	187.6	471.1
(7.7)	Net working capital and other assets/liabilities	266.2	37.4
(100.5)	Allocation for severance indemnities	(104.8)	(96.6)
2,639.5	**Net investments**	**3,154.3**	**2,719.8**
(170.8)	**Net financial position**	**(314.4)**	**(256.0)**
2,467.2	Gruop shareholders' equity	2,613.1	2,642.2
1.5	Shareholders' equity attribtable to minority interest	226.8	1.6
2,468.7	**Group shareholders' equity and shareholders' equity attributable to minority interests**	**2,839.9**	**2,643.8**

The balance sheet of the Group as at 30 June 2003 includes the effects arising from the line-by-line consolidation of Gestevision Telecinco S.A., Publiespana S.A. and their respective subsidiaries. In order to make the 2003 figures more easily comparable to the data of the first half of 2002 and at 31 December 2002, in the table below, the reclassified balance sheet summary as at 30 June 2003 was broken down by highlighting the balance sheets of the two geographical areas separately: Italy (including the book value of the shareholdings and dividends received by these companies) and Spain. Also the effects arising from the line-by-line consolidation of the above investments were underlined.

(millions)

Balance sheet summary 30/06/03	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Television rights	1,663.9	242.1	-	1,906.0
Other intangible/tangible fixed assets	453.2	124.2	-	577.4
Adjustment from Telecinco net consolidation	-	-	321.9	321.9
Equity investments and other financial fixed assets	713.8	8.7	(534.9)	187.6
Net working capital and other assets/liabilities	354.4	(88.2)	-	266.2
Allocation for severance indemnities	(104.8)	-	-	(104.8)
Net investments	**3,080.5**	**286.8**	**(213.0)**	**3,154.3**
Net financial position	**(496.4)**	**182.0**	-	**(314.4)**
Gruop shareholders' equity	2,582.6	468.5	(438.0)	2,613.1
Shareholders' equity attribtable to minority interest	1.5	0.3	225.0	226.8
Group shareholders' equity and shareholders' equity attributable to minority interests	**2,584.1**	**468.8**	**(213.0)**	**2,839.9**

Similarly, in the financial position of the Group, set out below, the contribution to the financial dynamics of the first half of 2003 deriving from the two geographical areas was expressed separately: Italy (including the investment totalling EUR 276 million for the acquisition of a 12% stake in Gestevision Telecinco and Publiespana) and Spain. It should be noted that in the Group's overall financial position, the above investment was included together with the effect arising from the consolidation of the financial position of Telecinco as at 31 December 2002, equal to EUR 142.3 million, in the item **change in the consolidation area.**

(millions)

31/12/02 Mediaset Group	Sources and applications	30/06/03 Mediaset Group	Italy	Spain	30/06/02 Mediaset Group
1,213.4	**Operating cash-flow**	970.3	809.2	161.1	775.5
102.4	**Total disinvestments in fixed assets**	0.2	0.2	-	2.1
(849.3)	**Total investments of which:**	(330.2)	(502.7)	(103.5)	(348.1)
(648.6)	investments in television rights	(294.4)	(194.9)	(99.5)	(310.1)
(121.7)	equity investments	(2.7)	(278.7)	-	(0.1)
(22.8)	other intangible investments	(16.7)	(12.7)	(4.0)	(8.0)
(56.2)	tangible investments	(16.4)	(16.4)	-	(29.9)
-	**Share capital increases**	-	-	-	-
(247.8)	**Dividends paid**	(264.3)	(247.4)	(28.2)	(247.8)
(141.7)	**Other monetary variations**	(385.9)	(384.9)	10.3	(189.9)
-	**Change in the consolidation area**	(133.7)	-	-	-
77.0	**Net cash flow**	(143.6)	(325.6)	39.7	(8.2)

Below are comments to the main items of the balance sheet as at 30 June 2003 and their variations compared to 31 December 2002. For each of the changes occurred, the effects attributable to the line-by-line integration of the Telecinco Group, are specified.

Net invested capital

30/06/2003	3,154.3
31/12/2002	2,639.5
EUR millions change	514.8

The most significant element of the invested capital of the Mediaset Group is ***television rights*** which includes EUR 242.1 million referring to the net value of the Telecinco Groups' library. On a like for like basis, in the period, this item showed a decrease of EUR 170.1 million compared to 31 December 2002 which is attributable – for the period under investigation – to increased amortisation quotas compared to the investments recorded.

Other tangible and intangible assets include EUR 124.2 million referring to the Telecinco Group; on a like for like basis, this item, equal to EUR 453.2 million, is substantially unchanged compared to 31 December 2002.

The item ***variations from changes in the consolidation area*** reflects the effect of the line-by-line consolidation of the shareholding in the Telecinco Group, net of the amortisation quotas of the period amounting to EUR 21.6 million. More specifically, EUR 112.6 million refers to the reclassification in

this item of the net residual goodwill of the 40% stake already held at 31 December 2002, whereas EUR 230.9 million refers to the difference due to the purchase of a 12% stake which occurred in 2003.

The decrease in the item ***investments and other financial assets*** compared to 31 December amounted to EUR 282.7 million, of which EUR 274.1 million correspond to the 40% stake held as at 31 December 2002 in the Telecinco Group as a result of the above mentioned line-by-line consolidation of the Group starting from 2003, following the acquisition of a 12% share. Net of this effect, apart from the adjusted value of investments consolidated with the equity method, the variation in the period reflects also investments – equal to EUR 2.8 million – for the purchase of a 10% stake in Fascino P.G.T. and the re-capitalisation of Press Tv S.p.A. as well as an increase totalling EUR 8.7 million in the value of the shareholdings by the Telecinco Group.

The balance of ***working capital and other current assets and liabilities*** totalling EUR 266.2 million includes a negative balance of EUR 88.2 million referring to the Telecinco Group. On a like for like basis, the variation in the balance of this item compared to 31 December 2002, equal to EUR + 362.1 million, is mainly attributable to the increase in trade receivables connected to the trend of advertising sales and to the reduction of trade payables mainly attributable to the payment of the amount contractually due in the period for the multiyear debt regarding Champions League rights and the payment of taxes.

Net Group shareholders' equity and attributable to minority interests

30/06/2003	2,839.9
31/12/2002	2,468.7
EUR millions	
change	371.2

The increase over 31 December 2002 reflects the gross profit for the first half of 2003 and the share of the net shareholders' equity referring to the Telecinco Group attributable to minority interests, net of dividends paid for an amount of EUR 247.4 million.

Net financial position

30/06/2003	(314.4)
31/12/2002	(170.8)
EUR millions	
change	(143.6)

The net financial position of the Group at 30 June 2003 is set out below highlighting the contribution of the two reference geographical areas separately:

- the net borrowing of Italian operations amounted to EUR 496.4 million, with a decrease of EUR 325.6 million compared to 31 December 2002. EUR 278.7 million of this variation is attributable to equity investments (of which EUR 276 million referring to the acquisition of a 12% share in the Telecinco Group), while EUR 247.4 million concerns dividents paid. Net of these expenses and of the income

connected with the dividends received from the Telecinco group, a positive cash flow generated by the core business was recorded totalling EUR 189.2 million, which is significantly higher than the amount of around EUR 150 million generated in the same period of the previous year, net of dividends paid, due to the amount of EUR 105.9 million received on selling the investment in Blu S.p.A. and the loan given to Albacom S.p.A. for EUR 18.5 million;

- the liquid funds of the Telecinco Group amounted to EUR 182.0 million (EUR 142.3 million at December 2002). The variation occurred in the period is attributable for EUR 61.7 million to the positive cash flow generated by the core business (EUR 34 million in the same period of the previous year) and for EUR 22 million to the dividends paid at 30 June, of which EUR 11.3 received by the Mediaset Group.

In the first half of 2003, Mediaset S.p.A. achieved an EBT of EUR 210.2 million, after amortisation, depreciation and write-downs of EUR 58.1 million.

Economic results

(millions)

2002		1st half 2003	1st half 2002
232.7	**Total net revenues**	**78.5**	**114.3**
154.6	Amortisation, depreciation and write-downs	58.1	84.7
47.2	Other operating costs	23.9	22.1
201.8	**Total operating costs**	**82.0**	**106.8**
30.9	**Operating result**	**(3.5)**	**7.5**
351.6	Income/(charges) from equity investments	204.3	155.1
20.1	Interest and other financial income/(charges)	9.9	4.5
371.7	**Total financial income/(charges) and from write-downs**	**214.2**	**159.6**
(0.6)	**Extraordinary income/(charges)**	**(0.5)**	**(0.1)**
402.0	**Pre-tax result**	**210.2**	**167.0**

Operating revenues are mainly generated with respect to the subsidiary R.T.I. S.p.A. for the availability of the company's library. Compared to the first half of 2002, they decreased by EUR 35.8 million; this is mainly due to the fact that the library of Mediaset S.p.A. is no longer increased by new purchases and, therefore, shows a constant reduction in its quality and quantity.

Operating costs fell from EUR 106.8 million in the first half of 2002 to EUR 82.0 million in the first half of 2003; the EUR 24.8 million decrease is mainly attributable to the reduction in the value of *amortisation* of intangible fixed assets regarding television rights.

The greater reduction in operating revenues compared to that of overall operating costs generated a decrease in the ***EBIT*** which showed a negative balance in the first half of 2003: it recorded minus EUR 3.5 million compared to plus EUR 7.5 million in the first half of 2002.

Investments showed a consistent increase, going from EUR 155.1 million in the first half of 2002 up to EUR 204.3 million in the first half year of 2003.
This improved result was obtained as a consequence of an increase in dividends paid by subsidiary and affiliated companies and a decrease in the depreciations and write-down recorded. More specifically, R.T.I. S.p.A, 100% held by Mediaset S.p.A., paid dividends for EUR 169.0 million (compared to EUR 138.5 million in the first half of 2002) while Gestevision Telecinco S.A. and Publiespana S.A. 25% held by Mediaset S.p.A., paid dividends in the period for EUR 7.0 million (in the first half of 2002, these companies had paid no dividends at all).
In the first half of 2003, Mediaset S.p.A. also proceeded to write-down the 19.5% shareholding in Albacom S.p.A. for an amount of EUR 32.7 million corresponding to the pro-quota losses matured as at 30 June 2003 that, based on the resolution of the company's Extraordinary Meeting of 29 August 2003, will be offset by a corresponding reduction in share capital.

Also the result of *financial income* improved. The item *interests and other financial income / (charges)* went from EUR 4.5 million in the first half of 2002 to EUR 9.9 million in the first half of 2003.

The significant increase in the item ***finance income and investments*** made it possible to compensate for the negative balance of EBIT and determined an ***EBT*** totalling EUR 210.2 million, with a EUR 43.2 million growth over the first half of 2002.

Balance sheet summary

(millions)

31/12/2002		30/06/2003	30/06/2002
982.9	Equity investments and other financial fixed assets	1,069.7	961.4
261.5	Television rights	203.3	330.4
9.0	Other intangible and tangible fixed assets	8.3	3.5
162.1	Net working capital and other current assets/liabilities	140.5	154.6
(4.2)	Provision for employee severance indemnity	(4.3)	(3.9)
1,411.3	**Net invested capital**	**1,417.5**	**1,446.0**
406.6	**Net financial position**	**363.2**	**280.3**
1,817.9	**Net shareholders' equity**	**1,780.7**	**1,726.3**

The most significant component of ***net invested capital*** of the parent company is represented by *equity investments* which, at 30 June 2003, amounted to EUR 1,069.7 million. Compared to 31 December 2002, this item increased by EUR 86.8 million mainly attributable to the equity investment associated with the subscription of a share capital increase totalling EUR 119.6 million of the subsidiary Mediaset Investment S.a.r.l., aiming at a subsequent acquisition by this company of a 12% stake in Gestevision Telecinco S.A. and Publiespana S.A.
The item *television rights* showed, compared to 31 December 2002, a decrease of EUR 58.2 million, fundamentally due to the period amortisation quotas.

Net financial position showed a positive balance of EUR 363.2 million; the decrease compared to 31 December 2002 (minus EUR 43.4 million) is fundamentally attributable to dividends paid for an amount of EUR 247.4 million and to a subscription of capital increase as mentioned above, partly offset by the dividends received from subsidiary and affiliated companies and by the positive cash flow from current operations.

The item ***net shareholders' equity*** showed a decrease of EUR 37.2 million compared to 31 December 2002, resulting from the negative balance between the gross profit of the first half of 2003 and the expense for dividends paid to shareholders in May 2003.

In the first half of 2003, the following main operation were carried out in the different business areas of the Group:

Television operations:- Italy:

- Starting from **1 January 2003**, the legal, economic and tax effects of the **merger by incorporation** of **Mediatrade S.p.A.** into the holding company **R.T.I. S.p.A**. came into force. This transaction was based on an agreement signed on 11 December 2002 in the framework of a wider *project for the evolution of the company* and was launched on 2 July 2002 by the Board of Directors of Mediaset S.p.A.;
- On **10 April 2003**, the ordinary and extraordinary meetings of **Mediadigit S.p.A**. decided to close and wind up the company that, on 19 December 2002, had already disposed of the operations referring to *theme channels* and *new media* in favour of R.T.I. S.p.A.;
- On **18 June 2003, R.T.I. S.p.A.**, and the companies belonging to Gruppo Fininvest Arnoldo Mondadori Editore S.p.A. and Medusa S.p.A, set up the association **Mediafriends-Onlus** with equally shared interests. This association will be in charge of designing, developing and implementing events – mainly television events – with a view to gathering funds for charity purposes and financing projects in the welfare, training and cultural sectors both in Italy and abroad;
- On **25 June 2003, R.T.I. S.p.A.,** in compliance with the agreement signed on 31 July 2001, bought a 10% stake of **Fascino SGT S.r.l.** from Maurizio Costanzo and Maria De Filippi, for an amount previously agreed upon of EUR 1.9 million, thus increasing its shareholding in the company from 30% to 40%. Based on the above agreement, R.T.I. S.p.A. is entitled to buy a further 10% stake of this company by 31 December 2004.

Television operations – abroad:

- On **31 March 2003**, after obtaining the authorisation of the relevant Spanish administration and of the European Antitrust Commission, which were notified the terms of the agreements signed on 18 December 2002 with the Correo Group, the subsidiary company Mediaset Investment S.a.r.l. concluded a purchase from the Correo Group of a 12% stake in **Gestevision Telecinco S.A.** and **Publiespana S.A.**. Mediaset Investment S.a.r.l. already held a 15% share in these companies for an overall amount of EUR 276 million, including the majority premium. The application of these agreements was dependent on the coming into force – starting from 1 January 2003 – of the new text of article 19.1 of the Spanish law on commercial television networks (law no. 10/1988 of 3 May) that abolished the pre-existing 49% limit referring to the maximum stake that a single shareholder could own in companies in charge of nationwide television services. As a result of this transaction, the shareholding of Gestevision Telecinco S.A. and Publiespana S.A. is as follows: Mediaset Group (through Mediaset S.p.A. and Mediaset Investment S.a.r.l.) 52%; Correo Group 13%; Dresdner Bank 25%; ICE Finance BV 10%;
- During these six months, a project for the corporate restructuring of the Telecinco Group was launched in view of a possible process for listing the Group at the Stock-Exchange;

- On **20 June 2003**, the Extraordinary Meeting of **TV Breizh S.A.**, an affiliated company in which Mediaset Investment S.a.r.l. holds a 12.93% share, approved a paid increase of capital offered as an option to current shareholders for an overall amount of EUR 15 million through the issuing of 98,960 new shares at a price of EUR 151.57, including a share premium of EUR 51.57, aimed at financing the development plan of the company. Since September 2000, TV Breizh has been distributing the bilingual TV channel of the same name (broadcasting in French and Breton) on two satellite digital platforms (TPS and CanalSatellite) and through the main French cable operators. Through the newly-set up company TV Breizh Nantes S.A., at the end of 2002, Tv Breizh presented a request to the CSA (Superior Council for French Audiovisual Operations) in order to be authorised to broadcast non-encrypted programmes based on terrestrial analogue techniques in the region of Nantes. The authorisation is due to be received by the end of 2003.

Other equity investments

- On **24 February 2003,** Mediaset S.p.A. and the other partners of **Albacom S.p.A.,** British Telecommunications Plc, Banca Nazionale del Lavoro S.p.A. (shareholders through Albacom Holdings Ltd.) and ENI S.p.A. signed an agreement for granting an interest-bearing loan entirely covering the financial needs originated by the industrial plan of Albacom for the 2003 and 2004 fiscal years as well as the extension up to 7 years of the already existing short-term loan of EUR 250 million granted by Banca Nazionale del Lavoro S.p.A. to Albacom S.p.A., plus a commitment by all the partners, neither jointly nor severally, to guarantee a pro-quota repayment plan. In compliance with that established by this agreement, Mediaset S.p.A. contributed so far with a total amount of EUR 20.3 million, of which EUR 12.5 million already granted as at 31 December 2002 and EUR 7.2 million as at February 2003;
- On **18 April 2003**, the Extraordinary Meeting of **Press TV S.p.A.** - a company set up in July 2002 and 50% owned by R.T.I. S.p.A. and a company of the Fininvest Group, Arnoldo Mondadori Editore S.p.A., developing multimedia publishing projects including the publication of periodicals strictly linked to television programmes – decided that, in order to cover the loss associated with operational launch of the company, the share capital would be reduced and subsequently re-established for an amount of EUR 1.5 million.

The Mediaset Group is mainly operational in the Commercial Television industry; starting from 2003, as a result of the acquisition of the controlling stake in the Telecinco Group, this kind of activity takes place in two main geographical areas, Italy and Spain. The structure of the Group, which is also present in the telecommunication industry through the minority interests it holds in Albacom S.p.A. and Hopa S.p.A., can be summarised as follows:


COMMERCIAL TELEVISION
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENT DIVISION
ITALY
Publitalia '80 S.p.A.
R.T.I. S.p.A.
Albacom S.p.A. (19.5%)
HOPA S.p.A (2.73%)
SPAIN
Publiespana S.A.
Gestevision Telecinco S.A.

Below is a description of the main events that characterised the above business areas in the first half of 2003:

Commercial television – Italy

Advertising division

A substantial portion of the Mediaset Group's revenues in Italian operations are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

As already commented above, the trend of advertising sales recorded an increase of EUR 9.4 million in the first half of 2003, corresponding to 0.7% compared to the same period of the previous year. The sales recorded in the six months under investigation are even higher than those of the same period of 2000 - the last year which was characterised by an exceptional growth in advertising revenues - and can therefore be considered as extremely positive since this result was obtained in a still unstable economic context and, especially in the first part of the year, was influenced by the uncertainties preceding the war in Iraq.

Therefore, Publitalia '80 confirmed its ability to effectively oppose difficult market conditions while identifying new advertising investors and maximising the competitive advantage deriving from the primacy of Mediaset networks in terms of audience share.

The first months of 2003 were characterised by a few important TV advertising campaigns by companies of the telecommunication industry; the return on advertising investment in this sector may contribute – together with other factors and in an international political framework

characterised by greater stability – to a more dynamic market, which is expected in the remaining part of the year.

The result obtained by Publitalia '80 in this first half of the year was particularly good if compared with a market performance that, both as a whole and more specifically in the television industry, revealed a downturn over the same period of the previous year, as can be seen in the table below containing figures on investments on classic media gathered by Nielsen:

(source: Nielsen Media Research – net values)

Media	**1st half 2003**		**1st half 2002**		**Change**
	EUR mil	**% share**	**EUR mil**	**% share**	**%**
Newspapers	863.0	21.5%	909.1	22.1%	-5.1%
Magazines	567.5	14.1%	586.5	14.3%	-3.2%
Television	2,301.5	57.2%	2,335.6	56.8%	-1.5%
Radio	157.0	3.9%	150.5	3.7%	4.3%
Posters and billboards	97.0	2.4%	92.2	2.2%	5.2%
Cinema	36.1	0.9%	35.4	0.9%	1.9%
Total market	**4,022.1**	**100.0%**	**4,109.2**	**100.0%**	**-2.1%**

In particular, with respect to the previous year, the market also suffered from the negative trend of June that, in 2002, had benefited – particularly in television - from the broadcasting of the Football World Cup.

Management and implementation of programme scheduling and trend of audience shares in Mediaset networks

In the first half of 2003, each network broadcast 4,344 hours of programmes for a total amount of 13,032 hours, including 6,701 hours of original programmes produced in-house.

The table below provides a breakdown of the programmes broadcast in the first half of 2003 by network and programme type and divided between original productions and television rights purchased:

Types	Canale 5		Italia 1		Retequattro		Total Mediaset	
Films	360	8.3%	675	15.5%	1,259	29.0%	2,294	17.6%
Tv Movies	95	2.2%	260	6.0%	110	2.5%	465	3.6%
Short series	29	0.7%	16	0.4%	33	0.8%	78	0.6%
Television serials	479	11.0%	800	18.4%	453	10.4%	1,732	13.3%
Sit-coms	54	1.2%	276	6.4%	-	0.0%	330	2.5%
Soap operas	62	1.4%	-	0.0%	159	3.7%	221	1.7%
Telenovelas	-	0.0%	-	0.0%	375	8.6%	375	2.9%
Cartoons	-	0.0%	836	19.2%	-	0.0%	836	6.4%
Total rights	**1,079**	**24.8%**	**2,863**	**65.9%**	**2,389**	**55.0%**	**6,331**	**48.6%**
News	1,457	33.5%	352	8.1%	592	13.6%	2,401	18.4%
Sport	27	0.6%	442	10.2%	38	0.9%	507	3.9%
Entertainment:	1,504	34.6%	585	13.5%	781	18.0%	2,870	22.0%
light entertainment	*551*	*12.7%*	*393*	*9.0%*	*88*	*2.0%*	*1,032*	*7.9%*
talk shows	*514*	*11.8%*	*-*	*0.0%*	*-*	*0.0%*	*514*	*3.9%*
music	*-*	*0.0%*	*39*	*0.9%*	*138*	*3.2%*	*177*	*1.4%*
quiz-game-shows	*183*	*4.2%*	*-*	*0.0%*	*125*	*2.9%*	*308*	*2.4%*
reality	*229*	*5.3%*	*125*	*2.9%*	*2*	*0.0%*	*356*	*2.7%*
soft news	*27*	*0.6%*	*28*	*0.6%*	*428*	*9.9%*	*483*	*3.7%*
Culture	28	0.6%	2	0.0%	412	9.5%	442	3.4%
Soap operas	134	3.1%	-	0.0%	-	0.0%	134	1.0%
Long dramas	39	0.9%	15	0.3%	-	0.0%	54	0.4%
Sit-coms	25	0.6%	55	1.3%	-	0.0%	80	0.6%
Television sales	51	1.2%	30	0.7%	132	3.0%	213	1.6%
Total productions	**3,265**	**75.2%**	**1,481**	**34.1%**	**1,955**	**45.0%**	**6,701**	**51.4%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**13,032**	**100.0%**

In the first six months of 2003, total full day audience exceeded 9.5 million people, thus recording an increase of 1.6% compared to the same period of the previous year and a record since 1999.


Total audience trend 24 hours
1st half Auditel 1999-2003
9,025
9,165
9,337
9,462
9,613
1999
2000
2001
2002
2003

The trend of the past five years reveals a strong increase in total audience share: the average full day audience share in the first half of 2003 exceeded by over half million people the result achieved in the first half of 1999. This result is due to the increase in both the number of people that, during the day, switch on their TV set for at least one minute (in 2003 more than 48.,3 million compared to 47.5 million in 1999) and in the time spent in front of television (286 minutes per day in 2003 compared to 273 in 1999).

As to the full day audience share in the first half of 2003, Mediaset achieved an excellent 44.6%, the highest figure since 1988 and, since April, outperforming RAI (44.5%) that so far was invulnerable in this bracket. Still with reference to the full day, Mediaset primacy was maintained and strengthened in the commercial target aged 15-64 and with children from 4 to 14 years of age.


1st half 2003 - comparison Mediaset/Rai 24 hours
46.4
41.8
52.8
34.7
15-64 year-old
4-14 year-old
Mediaset
Rai

Both Prime Time and Day Time are on the increase:

- in Prime Time, Mediaset leaves RAI 3 points behind (46.5% VS 43.5%); more specifically, Canale 5 and Italia 1 confirm their position as first and third network in Italy with an audience share of 24.6% and 13.5% respectively, compared to 22.4% for Rai 1 and 11,1% for Rai 2, while Retequattro gained half a point compared to the first six months of 2002;
- in Day Time, Mediaset networks recorded an increase of 1.4 points (44% against 42.6% in the same period of the previous year), thus eroding the audience share of RAI networks which are all-characterised by a negative variation.

A positive balance also for the guarantee period: spring 2003 (26 January – 31 May, excluding the week of the Sanremo Festival) was characterised by the primacy of Mediaset that ranked first followed by RAI not only in Prime Time (47.6% against 42.3% with an increase of 2.5 points over Autumn 2002 and 1.6 points in the same period of the previous year) but, for the first time, also in full day (45.3% against 44.3%).


Five periods of guarantee comparison
(Spring except Sanremo) - Prime Time
50.3
48.6
47.1
46.0
47.6
41.0
42.7
44.5
44.5
42.3
1999
2000
2001
2002
2003
Mediaset
Rai


Five periods of guarantee comparison
(Spring except Sanremo) - 24 hours
48.5
46.9
46.6
45.7
45.3
41.9
43.8
44.5
44.3
44.3
1999
2000
2001
2002
2003
Mediaset
Rai

A valuable contribution was provided by the three networks: in full time, Canale 5 and Italia 1 achieved 24.2% and 12.1% respectively outperforming Rai 1 and Rai 2 (23.4% and 11.9% respectively); Retequattro was on level with Rai 3 achieving an excellent 9%. In Prime Time, Canale 5 and Italia 1 maintained the first and third positions (25.5% and 13.7%), leaving the first two RAI neworks well behind (21.7% and 10.8%).

Below are detailed the audience share results of Mediaset networks in the first half of 2003:

	24 Horus	Prime Time	Day Time 7:00-2:00
Canale 5	23.5%	24.6%	23.2%
Italia 1	12.1%	13.5%	11.8%
Retequattro	9.0%	8.4%	9.0%
Total	**44.6%**	**46.5%**	**44.0%**

Canale 5

The growth of the first quarter was confirmed by the trend of the first six months of 2003: in full time, Canale 5 obtained the same result as RAI 1 (23.5%) with a 0.5 point increase over both the January-March period and the first half of 2002; in Prime Time, its advantage compared to RAI 1 increased remarkably (24.6% vs. 22.4%, that is, a difference of more than two points compared to 1.4 points in the first half of 2002).

This network was confirmed as the first choice for people aged 15-64 and as second choice, after Italia 1, for children between 4 and 14 years of age.

The result achieved by this network in Spring 2003 is even more outstanding: thanks to an incredibly strong Prime Time (25.5% vs. 21.7 for RAI 1) and a 0.7 point increase in Day Time over the same period of the previous year, Canale 5 outperformed RAI 1 also in the full day audience share (24.2% vs. 23.4%).

The programme schedule of Canale 5, which is always intended for a varied and exacting audience, offered a great number of very appealing programmes during the period.

With reference to entertainment programmes:

- the afternoon rendezvous with programmes such as *Uomini e Donne* (25.9%) and *Amici di Maria De Filippi* (21.5% is the average of the daily broadcasting from Monday to Friday while the audience share of the special on Saturdays is 29.8%) was confirmed as a winning

formula; a positive return also for *Chi vuol essere milionario* broadcast in the late afternoon from end of March to mid-May (27.2%);

- In early Prime Time, *Striscia La Notizia* confirmed its success. The news by Antonio Ricci closed this half year with a 31.2% audience share. *Velone*, the programme dedicated to women over 65, which replaced *Striscia la Notizia* starting from 9 June, recorded an average of 24.5%;
- In Prime Time, the amusing exhibitions of the daring amateurs in *La Corrida* achieved 29.9%, the biting satirical humour of *Miconsenta* 25%, the sociological challenges of *Ciao Darwin 4* 31.9%, the wildly funny sketches of *Zelig Circus* 39.2%, *Grande Fratello 3* 33.3% (45.1% was the audience share recorded in the final) outperforming *Grande Fratello 2* by more than one point.

Dramas are a must:

- The stories of *Vivere*, *Beautiful* and *Cento Vetrine* continued to capture TV viewers. These three soap operas that are broadcast at lunch time, in the first half year of 2003, achieved a 21%, 34.5% and 29.5% share respectively with peaks among women aged 15-34 (37.3%, 51.2% and 45.7% respectively);
- in Prime Time, the mini-series with a historical – biographical background broadcast at the beginning of the year, such as *Il Papa Buono* (34.9%) and *Ferrari* (28.8%) were very successful. The same is true for the long serial *Carabinieri 3* (26.4%) broadcast from the beginning of March to end of May.

Record audience shares for sports events: the 11 Champions Leagues nights produced an average audience share of 36%, corresponding to over 10.5 million people. The final match Milan – Juventus is worth mentioning since, with a 67.3% share (over 20 million TV viewers), it is the best result ever achieved by Canale 5 in its history.

Excellent results for news: *TG5* confirmed to be an authoritative and largely appreciated news programme. The midday news closed this half year at 25.7%, with a growth trend that gained over 5 points in the past five years. Evening news totalled an average of 27.7% going from 27.2% in January to 28.5% in June.


1st half: five years comparison TG5 at 13:00 pm.
20.5
20.8
24.6
24.5
25.7
1999
2000
2001
2002
2003

Italia 1

An excellent result for Italia 1 at the end of the first half of 2003. Compared to the same period of 2002, the network considerably grew in all time brackets (one point in Day Time and 1.3 points in Prime Time make one point more in Full Day).

It won against RAI 2, once again outperformed in Prime Time (13.5% vs. 11%) and, for the first time ever, in Full Time (12.1% vs. 11.9%).

The network set an undisputed record in Full Time with regard to children aged 4-14 (28.3%) and ranked second, after Canale 5, in the 15-34 age bracket (17.9%).

Also the guarantee season was characterised by an increase in all time brackets and by the network's third position both in Prime Time and Full Day. More specifically, the 13.7% obtained in Prime Time is the highest percentage ever recorded by Italia 1 in a guarantee season (+ 0.7 points compared to the same period of 2002 and +1.8 over Autumn 2002).

During this half year, Italia 1 created a programming schedule combining well-established programmes, well-known and appreciated by the general public, with brand new formulas and products. So, the network not only remained true to its young and dynamic image, but played an important role as talent scout.

There were many entertainment programmes:

- The leading personalities of this Spring were Claudio Bisio and Michelle Hunziker who animated *Zelig Circus*: this programme obtained an average of 26.5%, with peaks over 30% in the last three broadcasts, thus achieving over 40% of the audience aged between 4 and 34;
- The aspiring artists from the school of *Amici di Maria De Filippi* gained 18% in the adult audience and doubled its share in the target aged 15-24. The challenges at the end of the series obtained an increasing number of viewers, growing from 19.8% at the beginning of the series to 25% at the end;
- *Festivalbar*, the itinerant music party, now in its fortieth year, was animated this year by Michelle Hunziker and D.J. Marco Maccarini. In the first three weeks, it achieved 18.8%, that is, over + 4.5 points compared to the result obtained in the same period of the previous year (14.1%);
- *Mai dire Domenica* totalled 16.1%, whereas the version proposed on Fridays late at night as a parody of *Grande Fratello* reached almost 20%;
- *Le Iene*, between university style pranks and condemnation of civil affairs, achieved 14.4% on Sunday nights and 17.4% on Thursdays late at night; *Invisibili* (16.4%) is another topical programme broadcast late at night and well appreciated, under the direction of Marco Berry, previously working on the staff of *le Iene*. This programme tells the daily life stories of people who – being homeless and jobless – live as social outcasts;
- A good performance for the "newest born" programme broadcast on Saturday afternoon: starting from 22 March at 4 p.m., *Ziggie Show* followed by *Oblivious* and *Papirazzo* achieved 11.3%, 12.5% and 16.2% respectively with significant peaks on children aged between 4 and 14 (44.8%, 34% and 22.3% respectively).

The main series of cartoons (*Tutti all'arrembaggio!, I Simpson, Hamtaro, Pokemon, Dormì*) exceeded 40% in the target aged 4-14 and, in a few instances, also more mature viewers were captured (34.5% for the *Simpson* in the young people 15-24).

The success of two major television series broadcast by this network was confirmed: *CSI: scena del crimine* and *Smallville* are both present in the top ten of the most watched American series in Italy since 1996. The first achieved 15.3%, thus exceeding the already excellent result obtained in autumn (14%), while the second reached 14.1%, with a peak at almost 35% in young people aged 15-19.

As for sports programmes, apart from the extraordinary 47.6% recorded on 14 May with the *Champions League match Juventus-Real Madrid*, excellent results were obtained also by the *Motor Racing World Cup* (24.0%) and *Controcampo*, the programme by Sandro Piccinini that on Sunday nights hosts personalities and experts from the world of football. This programme achieved 13.8%, outperforming once more *La Domenica Sportiva* which remained stable at 12.3%.

A positive balance also for news: *Studio Aperto* closed the half year at 16.9% in the evening and 11.4% at midday. Thanks to its ability to go well beyond the core target of the network, this news programme by Mario Giordano succeeded in considerably increasing its audience share: compared to the first half of 2002, the average audience share for the 12:25 p.m. news increased by two points whereas that of the 6:30 evening news increased by over one and a half points.

Retequattro

Retequattro closed the first half of the year with 9% in Full Day, a figure in line with that of the first half of 2002, and 8.4% in Prime Time, thus improving its performance by a half point compared to both the same period of the previous year and the first quarter of 2003.

Unchanged with the passing of time is the entente with viewers over 65 that, in Full Day, put this network in third position after RAI 1 and Canale 5.

Also the spring season closed positively: in Full Time Retequattro recorded the same performance as RAI 3 (9%); in Day Time it outperformed its competitor (9.1% vs. 8.9%). Finally, the 8.4% achieved in Prime Time is the highest result ever gained by the network in a guarantee season since autumn 1998.

The programme scheduling of Retequattro in the half year that has just come to an end reflected again the network's composite identity: the network is committed to strengthening its offer of sports and science documentary programmes by combining them with films, serials and entertainment broadcasts which are its traditional strengths.

The number of productions was very high:

- *Solaris il mondo a 360°*, the afternoon rendezvous with top quality documentaries, achieved 7.4% (+ 0.2 points compared to last autumn), being appreciated especially by a mature and male audience (10.6% was the percentage of men over 35);
- More than twenty questions are answered in each broadcast of *Sai Xchè?* thanks to the documentaries produced by the BBC and Discovery Channel and the videos by Umberto Pellizzari and Barbara Gubellini, the no-limits anchor-people and reporters who made the tour of the world to provide answers and show images and thematic documentary films. The programme which was launched on 11 April at 4.9% reached 10.3% at its tenth broadcast;

- *La Macchina del Tempo*, the weekly science programme by Alessandro Cecchi Paone, in spite of the direct competition with *Grande Fratello*, maintained a constant trend achieving 8.3% in the male audience aged 35 to 54. Late at night, the new series of *Appuntamento con la storia* captured 8.4% of the male audience over 35;
- Late at night on Wednesdays, *Top Secret*, the investigative programme by Brachino broadcast until 23 April totalled 9.1%; from April on, it was replaced by the fifth *2000* that – with a new graphic presentation and new, accurate reportages on news that is generally not in the limelight of traditional reporters – improved its autumn result by more than 3 and a half points (9% vs. 5.4%);
- Saturday afternoons there's the usual rendezvous with light entertainment programmes: the replicas of *Sabato Vip* and *Il Trucco c'è*, the two programmes devoted to VIPs and gossip about their professional and private lives, are staying well above the average of the network achieving 11.8% and 12.2% respectively.

As far as dramas are concerned:

- Late in the afternoon, the second series of *Terra Nostra* closed at 8.3% recording constant growth during the season, with peaks of 10.8%, that is, an average audience share of over 2 and a half million TV viewers. This soap opera performed well also in Prime Time where it went from 7.7% when it was broadcast on Mondays to an average of 9.6%, after it was moved to Fridays (achieving 11.6% in the last in the series);
- Excellent results for the new police drama *Siska* that closed at 9.3% gaining the followers among the adult female audience (13.1% was the share of women over 35 and 15.6% of women over 55).

Sports programmes provided a valuable contribution:

- The three Tuesdays devoted to the "foreign teams" of the *Champions League* achieved an average of 11.2% with a peak at 15% on the occasion of the challenge Real Madrid-Manchester United; the images, goals, slow-motion shootings and interviews of *Pressing Champions League* recorded 14.7%;
- Late at night, the male audience also appreciated *Senza Rete* (8.3% in the target aged 15-34) and *Record*, the programme about major sports stars that captured 9.3% of the male audience, with an increase of almost 2.5 points from the first to the last programme broadcast.

And finally news: the results obtained by the Midday news of *Telegiornale 4* with Emilio Fede remained unchanged. In the first half of the year, it achieved 7.9%; conversely, the audience share of the evening news improved going from 7.8% in the first quarter up to 8.0%.

Production of television programmes

In the first half of 2003, R.T.I. S.p.A. produced about 49.4% of the television programmes broadcast by the Mediaset networks.

Types	Number of productions made								
	1st half 2003			1st half 2002			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Total
Television programmes									
Entertainment and talk shows	35	53	88	41	60	101	-14.6%	-11.7%	-12.9%
Other news	4	29	33	6	34	40	-33.3%	-14.7%	-17.5%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Sport	2	13	15	4	13	17	-50.0%	0.0%	-11.8%
Quiz-game shows	-	5	5	2	7	9	-100.0%	-28.6%	-44.4%
Music	1	1	2	2	5	7	-50.0%	-80.0%	-71.4%
Soap operas	-	2	2	-	2	2	0.0%	0.0%	0.0%
Long dramas	2	-	2	-	-	-	0.0%	0.0%	0.0%
Total television programmes	**44**	**107**	**151**	**55**	**125**	**180**	**-20.0%**	**-14.4%**	**-16.1%**
Commercial programmes									
Television selling	-	17	17	2	18	20	-100.0%	-5.6%	-15.0%
Total commercial programmes	**-**	**17**	**17**	**2**	**18**	**20**	**-100.0%**	**-5.6%**	**-15.0%**
Overall total	**44**	**124**	**168**	**57**	**143**	**200**	**-22.8%**	**-13.3%**	**-16.0%**

A comparison in the two periods between the Number of Productions and the Hours of Finished Products showed contrasting results; 2002 recorded a greater number of titles with a decrease in broadcasts compared to 2003. In particular, the variation is mainly attributable to the *Music* area.

There were two music programmes in 2003: *Concerti della domenica* and *Festivalbar*, while in the same period of 2002, there were also *Viva Napoli*, *Yesterday* and specials such as the Italian Music Award (*Premio Italiano della Musica*).

As for the remaining typologies, the major differences were concentrated especially in Prime Time. As a matter of fact, Canale 5 lost the games *Milionario* and *Archimede*, but produced other entertainment programmes: *Ciao Darwin*, *Grande Fratello* and the new programmes *Il Diario* and *L'Uomo dei Sogni*. In Prime Time, Italia1 produced programmes that were already broadcast in Day Time *RTV* and *Zelig Circus* but lost *Telematti*. Retequattro introduced a new programme *Sai perché?* and didn't broadcast Albano's programme *Storie d'Amore e d'Amicizia*, *Testarda io*, and, in the news-segment, *Appuntamento con la Storia*.

As for Day Time, Canale 5 lost *Stivale delle Meraviglie*, *Link* and *Celebrità*; Italia 1 lost *Lando*, *L'Assemblea* and *Real Tv* on Fridays (but produced new programmes such as *Arrivano i Rossi*, *Oblivious* and *Paparazzo*); and finally Retequattro stopped broadcasting the weekly *Sabato Vip* and *Sembra Ieri*.

In 2003 the soap operas *Vivere* and *100 Vetrine* were produced for Canale 5.

Dramas in Prime Time: the second series of *Carabinieri* and the third series of *Il Bello delle Donne*.

The hours of finished product, net of soap operas and dramas, in the first half of 2003, recorded + 5% compared to the first half of 2002 (+ 179 hours).

The most significant changes, as already explained for the Number of Productions, are associated with Music, especially the programme *Yesterday* (-12 hours), and with games due to the loss of *Milionario* in Prime Time (-13 hours).

Conversely, an increase was recorded both in News, thanks to *Verissimo* that was broadcast also in the morning, and Entertainment thanks to the production of a series of edited programmes such as *Ciao Darwin story* and *Drive in*.

Types	Hours of finished product				
	1st half 2003	% on the whole	1st half 2002	% on the whole	Change %
Entertainment and talk shows	1,579	40.3%	1,377	36.9%	14.7%
Other news	532	13.6%	491	13.2%	8.4%
News	984	25.1%	904	24.2%	8.8%
Sport	351	9.0%	321	8.6%	9.3%
Game and quiz shows	206	5.3%	336	9.0%	-38.7%
Television selling	118	3.0%	137	3.7%	-13.9%
Music	28	0.7%	53	1.4%	-47.2%
Soap operas	95	2.4%	104	2.8%	-8.7%
Short series	25	0.6%	7	0.2%	257.1%
Total	**3,918**	**100.0%**	**3,730**	**100.0%**	**5.0%**

Technology for the production of television programmes

The technology for the production of programmes (in-house production) is owned only to a minimum extent by R.T.I. S.p.A. and is mainly concentrated in the subsidiary company Videotime S.p.A., which guarantees the maintenance and the technological **development** of productive systems (studios, post-production and graphic rooms and mobile direction units).

In recent years, the emergence of digital technology has mainly affected the first stages in the television production process: **production** (in studio) and **post production** (in the editing room). The plan for the transformation into digital of all shooting and editing equipment is still under way, which started in the second half of the 1990s and will presumably be concluded in the next 2/3 years.

The projects aimed at the implementation of 6 new post-production rooms in the production centres in the Milan area fall within this framework: the production centres are in Milano 2 for News and Cologno for Entertainment.

In Rome, two more projects are continuing for the consolidation of two production centres: Palatino for News and Elios for Entertainment. At Palatino the project started at the end of 2002 for the implementation of a **new Production Centre for News in Rome** is going on: it will make it possible to concentrate into a single production centre all the production and programming activities of the Rome-based News compartment (Tg5, other news and sports programmes) that are now distributed in minor centres. The project also includes the implementation of new studios for the production of soft news that will be added to the already operational studios of Tg5, as well as a digital post production area. This project should be implemented by the first months of 2004.

At the Elios production centre, owned by the real estate company Titanus Elios S.p.A., in which Videotime S.p.A. holds a 30% stake, the process of consolidation of television production technologies is continuing supported by the launch of a project for the implementation of a new technical and lighting system for large-sized studios.

Acquisition and management of television rights

Mediaset S.p.A. and its subsidiary R.T.I. S.p.A. own the most important library of television rights in Italy and one of the largest in Europe.

The following table contains details of the rights library by category at 30 June 2003:

Types	No of titles	Episodes
Films	4,767	4,767
Television serials	637	14,033
Telenovelas	21	3,259
Cartoons	675	20,867
Short series	220	678
Soap operas	19	3,965
Tv movies	1,730	1,768
Sundry (Musicals, Entertainment, Theatre, etc..)	923	2,461
Total	**8,992**	**51,798**



Soap Opera e Telenovelas 0.4%
Cartoons 7.5%
Short series 2.4%
Television serials 7.1%
Tv movies 19.2%
Sundry (Musicals, Entertainment, Theatre, etc..) 10.3%
Films 53.1%

All activities regarding the purchase, development and production of rights for Italian television have been brought under R.T.I. S.p.A.

This company has also the objective to manage the rights library of the Group. New rights are bought up on a continuous basis from:

- ***US Majors:***

  in the past years, the Mediaset Group signed long-term agreements to buy rights from the leading US producers and distributors (Universal, Twenty Century Fox, Warner Bros. International, Dreamworks and Sony Columbia, a two-year agreement, which was renewed in the first half of 2003, for the sale of rights concerning films shown in Italian movie theatres during 2001 and 2002). These agreements typically involve purchases for an average of 5 years, with the possibility of 4 or 5 television screenings.

- ***International television producers:***

  The Group has important, well-established relations for the purchase of rights with US and European producers who supply very popular television products (TV movies, soap operas, mini-series and TV-series).

  The serial nature of these programmes, produced on a seasonal basis, makes for a lasting producer /user relationship and makes it possible to "loyalise" the viewer to the broadcasting network.

- ***Italian film producers/distributors:***

  From Italian companies, the Group buys packages including both the television rights to films produced by them (which, together with the purchase of European films, are important in complying with broadcasting and investment quotas imposed by the television broadcasting regulations) and the rights to international films.

  The rights agreement in place with the associated company Medusa Film S.p.A., one of the leading distributors in Italy, plays a fundamental role in this context.

- ***In-house drama production:***

  The Mediaset Group has the know-how and organisation to select projects and produce highly popular TV movies, mini-series and TV series. These programmes are produced in-house or together with leading international partners. In some cases, production costs are partially covered by exporting the programmes produced.

  The first half of 2003 – in line with the strategy devised in the years 2001-2002 for the strengthening of the Group's core business, saw a major drive towards the production of dramas, which turned these series into a central element typical to Mediaset networks schedules.

  In particular, the following series of significant long-series productions were confirmed (TV series and soap operas) and important projects were worked out for the production of short-running drama series with a high programming profile, connected to topical issues, the classics in literature and to important Italian personalities.

  A significant role is played by the exclusive production agreement renewed also for 2003 with Tao Due, one of the leading operators in the field, with which the Mediaset Group has had a supply relationship for some years; recently, the collaboration with Tao Due led to the production of short-series (*Ultimo*, *Ultimo 2: la Sfida*, *La Uno Bianca*, *Il Testimone*) and long-series (*Distretto di Polizia*) that proved very successful.

In the first half of 2003, the Mediaset Group also made steps towards further improving its rights library. Of the many agreements reached, the following are worthy of note:

- the acquisition, by virtue of the long-term agreements in place with US Majors, of the following blockbusters: *Il Gladiatore*, *Charlie's Angels*, *Erin Brockovich*, *The Mexican*, *Cast Away*, *Shrek*, *Le verità nascoste*, *Il Patriota*;
- the acquisition of the following TV series in TV première: *Monk*, *Maigret*, *Poirot*, *C.S.I. Miami*, *Doc*, *Guardian*;
- the acquisition of the rights to the new productions of the most successfull TV dramas and series such as: *Beautiful*, *Sentieri*, *CSI*, *24*, *Dawson's Creek*, *Buffy*, *Siska*, *Smallville*;

- the acquisition for the current television season of films like *Family Man*, *Spy Game*, *What Woman Want*, *L'ultimo bacio*, *Ricordati di me*, *Un Corpo da reato*, *Ravanello Pallido*, *Le fate ignoranti*, *The 13 days* based on the agreements on films shown in Italian movie theatres in 2001 signed with the associated company Medusa Film S.p.A.;
- a production oriented towards long-series led to new parts of dramas such as *Distretto di Polizia*, that in past years was very successful, and the launch of a new production project entitled *Le stagioni del Cuore*;
- the production of a few mini-series with very prestigious casts, subjects and scriptwriters, such as: *Ultimo 3 - La sfida* (with R. Bova), *R.I.S.*, *Ragazzi e Ragazze*, *Giulio Cesare*. The production of the fifth series of *Vivere* is particularly important, as is the third series of *Centovetrine*, both Italian soap operas with 230 shows each that – together with the broadcasts of the *soap opera Terra Nostra* 2 – maintain high audience levels.

Management of the signal broadcasting network

The Mediaset Group's network carrying the signal to the three R.T.I.'s commercial networks Canale 5, Italia 1 and Retequattro covers 99% of the country's population. The signal broadcasting systems are hosted in over 1700 technological towers owned by the subsidiary company Elettronica Industriale. S.p.A. In these sites, scattered throughout Italy, Elettronica Industriale hosts, together with R.T.I. networks, also the terrestrial networks Telepiù Bianco and Nero belonging to the Telepiù Group and the broadcasting units of other local broadcasters and mobile telephony operators.

Furthermore, thanks to its engineering know-how and the excellent distribution of its technicians over the territory, Elettronica Industriale ensures the operation and maintenance of broadcasting systems, that is, their around the clock operation and maintenance 365 days a year, as well as the technological development plans for the networks of R.T.I., the Telepiù Group and other operators. Elettronica Industriale can count on all the resources that, in the near future, will enable it to take an excellent position in the new competitive scenario due to the emergence of terrestrial digital television.

The current broadcasting network of R.T.I. is not only used to carry the signal of television programmes from the Segrate centre (distribution system), but also to carry semi-finished signals from any point on the network to the television production centres where the television programme is made (contribution system).

The future of the network as telecommunication infrastructure is linked to the development of Terrestrial Digital Television, which is currently imposed by law no. 66/2001, and to the evolution of the legislative framework. In this connection, in its capacity as current holder of Italian television authorisations and grants, R.T.I. S.p.A. continued to buy frequencies from local operators in order to launch digital broadcasting. In the first half year of 2003, the agreements for the purchase of a few Italian local networks were signed. Together with the agreements signed in the years 2001-02, these will enable the Mediaset Group to own enough frequencies for the implementation of a digital multiplex system covering 50% of the population.

Along with the purchase of frequencies, also experimentation continued. As a consequence, in the months to come, the future scenarios that will be made possible by terrestrial digital technologies will be simulated in limited geographical areas. The simulation will not only concern technological achievements (for instance, the assembly and broadcasting modes of a

signal in numerical format), but also the assessment of the future potential market, while testing possible new contents and new interactive applications with subsequent impact on TV viewers.

In the first six months of 2003, significant projects were carried out in the broadcasting area, which represents the origin of the distribution process of the television signal in Italy. The new automation system of the assembly and broadcasting for the three R.T.I. S.p.A. commercial networks (Canale 5, Italia 1 and Retequattro) became operational thus concluding a multi-year project and testing activity.

In the contribution system, it should be noted that the broadcasting capacity in optical fibre between Milan and Rome multiplied by four and that the first stage of the project for the implementation of an optical fibre ring between the Rome-based centre for News (Palatino-Aventino) and Entertainment (Elios) was launched. This ring – whose objective is to replicate the already existing model between production centres in Milan – will be implemented through direct investment in signal compressing technologies and through agreements with trade operators for the supply of optical fibres.

Multimedia and content extension operations

The Italian multimedia operations of the Mediaset Group which were mainly concentrated in Mediadigit S.p.A. until 31 December 2002, will be directly managed by R.T.I. S.p.A. as of this year, following the company sell off which occurred at the end of 2002 in view of maximising synergy and content extension opportunities with respect to our core business focused on television.

These operations include the distribution of theme channels to the Italian digital platforms, Internet operations, Teletext operations and publishing operations managed in a joint-venture with Mondadori by Press Tv S.p.A., a company set up in 2002. It should also be noted that, as a result of the important commercial agreements signed in the second part of 2002, multimedia *content providing* operations were launched reserved to mobile telephony operators. Advertising sales and commercial services based on the Internet, Mediavideo and Theme Channels are supported by Publitalia '80 S.p.A. as exclusive concessionary.

The overall consolidated net **revenues** generated by these operations in the first half of the year amount to **EUR 18.5 million**, compared to EUR 17.3 million in the same period of the previous year, with a 6.9% growth equal to EUR 1.2 million.

With reference to **theme channels,** the channels Duel Tv, Comedy Life and MT Channel are distributed by Stream, while Happy Channel is distributed on D+. At 30 June 2003 the subscribers to these channels distributed by Stream and D+ amounted to 570,462 and 830,621 respectively, for an overall total of 1,404,083 subscribers.

Starting from 1 August 2003, the single satellite platform Sky Italia will become operational and RTI will be present with four channels among which the new version of IT! Italia Teen Television that will be broadcast from October on replacing the channel Comedy Life.

Total **revenues** from the distribution of these channels, which mainly consist of the minimum guaranteed paid by digital platforms, amounted to **EUR 10.2 million,** unchanged compared to the same period of 2002.

As to **Internet** operations, the positive results generated by the news contents developed by Tgcom and Tg5.it were confirmed, especially with regard to the coverage guaranteed to the events associated with the Iraqi war and to the ever growing interest of people in news Web

sites. The News area consolidated its position among Italian on-line news Web sites also in the first six months of 2003. The **revenues** generated by the Internet operations of the Group amounted to **EUR 2.5 million** in the first half of 2003, in line with those achieved in the same period of the previous year.

As for **Teletext** (Mediavideo), the success achieved at both a programming and sales level was confirmed also in the first months of 2003. The period **revenues** increased by 25% reaching **EUR 2.5 million** compared to EUR 2 million in the first half of the previous year.

As for the implementation and sale of **multimedia services and contents** to mobile telephony operators, R.T.I. provided services and contents to both second generation operators and H3G, the first company that launched UMTS in Italy taking advantage of the technological and brand opportunities offered by the Mediaset Group.

More specifically, R.T.I. supplies H3G with Tg5 videos, original videos of current affairs and executive production services referring to all the contents used by H3G, among which the *goal videos* of the matches played by the main Premier Division Teams.

A few projects launched in 2002 continued in the first months of 2003, among which worthy of mention are the pay TV version of *Milionario* and *Passaparola*, available both on the Internet and Mediavideo, the community services developed with Wind and available in the interactive sections of Mediavideo as well as the MMS production under the TG5 brand to be supplied to all mobile telephony operators.

Also the SMS Gran Prix services associated with forecasts and reports of the Motor Racing World Cup and Formula 1 competitions were launched this year and can already rely on about 14,000 users, while TG5 SMS services have about 50,000 users.

In the first half of 2003, all these operations generated **revenues** totalling EUR 3.1 million.

As for the operations managed by **Press TV S.p.A.,** the success of the weekly sports magazine *Controcampo* was confirmed in the first half of 2003. This period was also characterised by the launch by Press Tv of two more periodicals strictly related to well-known television programmes: *Amici di Maria De Filippi* and *Grande Fratello*.

Commercial television – Spain

Advertising

The Spanish television market, one of the most important in Europe, is characterised by a greater fragmentation in domestic supply than the Italian television market. Apart from Telecinco, there are also a state-owned TV group, Television Espanola, heading two networks (TVE 1 and 2), a private commercial broadcaster called Antena 3 and a plethora of local broadcasters *(autonomicas)* gathered under the brand *La Forta*. Starting from the second half of 2003, the new digital pay platform will become operational. This platform, that originated from the merger of the only two existing pay broadcasters, that is *Via Digital (Telefonica Group)* and *Canal Satellite/Sogecable (*partly owned by the *Vivendi/Canal Plus* Group and *Prisa*, a Spanish publishing group*)*, should initially rely on about 2.4 million subscribers with a penetration rate among the highest in Europe, equal to about 20%.

The Spanish television advertising market is the fifth in Europe in size (estimated in 2002 according to *Infoadex* data at EUR 2,077 million) and the second – coming after Italy – in the percentage (totalling about 40%) of the advertising investments intended for television with

respect to overall advertising investments in conventional media. The ratio between advertising investments and Gross Domestic Product, which is currently lower than that of the main European markets, also guarantees higher growth in the future. The trend of the Spanish television advertising market – that in the period 1998-2000 recorded extraordinary development rates due to the long-lasting boom of the Iberian economy – was influenced in the past two years by the accentuated contraction of the economic cycle that characterised the main international markets, recording in 2001an 8.2% drop and in 2002 a limited 1.6% growth.

In 2002 Publiespana, Telecinco's exclusive seller of advertising space, reached a market share totalling 27.3%, thus confirming its leadership in the Spanish television advertising market and proving able to effectively support the primacy of Telecinco in terms of audience share in the reference "commercial target" consisting of people aged 13-54, belonging to medium-high social classes and living in urban centres with over 10,000 inhabitants. In 2002 Telecinco's average audience share was of 23.6%, lower than that achieved on the advertising market.

The figures referring to the Spanish advertising market in the first half of 2003 recorded by Infoadex and detailed in the table below, show that – in spite of the negative impact on the planning of the communication campaigns which reflected a climate of extreme uncertainty right before the start of the Iraqi war – the recovery signs already emerged in the last part of 2002 are intensifying. Mention should be made of the growth characterising all the main media, except for the press, a sector that in Spain competes with television as the main medium in terms of advertising sales.

(source: Infoadex – net values)

Media	**1st half 2003**		**1st half 2002**		**Change**
	EUR mil	**% share**	**EUR mil**	**% share**	**%**
Newspapers	809.3	29.5%	828.6	30.6%	-2.3%
Magazines	293.9	10.7%	296.7	10.9%	-0.9%
Television	1,147.3	41.7%	1,110.5	41.0%	3.3%
Radio	260.8	9.5%	256.4	9.4%	1.7%
Posters and billboards	219.3	8.0%	206.2	7.6%	6.4%
Cinema	15.6	0.6%	14.9	0.5%	4.7%
Total market	**2,746.2**	**100.0%**	**2,713.3**	**100.0%**	**1.2%**

In the period television was the medium that recorded the best performance, with a 3.3% increase.

More specifically, the growth of Spanish broadcasters achieved 2.2% exclusively as a result of the brilliant performance of Publiespana/Telecinco, whose advertising sales grew by about 10% in the period. Based on the estimates by Infoadex, the advertising sales of the state-owned broadcaster TVE remained substantially unchanged compared to the same period of the previous year, whereas Antena 3 showed a 3.6% decrease.

Conversely, the advertising sales by *La Forta*, gathering independent networks, increased by about 10%.

In the period, Publiespana strengthened its leadership on the Spanish television advertising market, thus reaching a 28.1% share market (26.4% in the same period of 2002). In the first six months of 2003, advertising customers were 606, of whom 219 were newly acquired.

Broadcasting and contents division

In the first half of 2003, the programming offered by Telecinco substantially maintained the same structure as that proposed in Autumn 2002, a period in which a strategy was adopted for greater use of original products compared to the purchase of rights, thus further strengthening the characteristics of a programming line which is historically based on innovative, independent and topical contents.

In the first half of 2003, Telecinco broadcast 4,344 hours of programmes, including 3,218 hours of original programmes produced in-house.

The following table provides a breakdown of the programmes broadcast by Telecinco in the first half of 2003 and 2002 by programme type and divided between original productions and television rights purchased:

Types	1st half 2003		1st half 2002		Change	
Films	450	10.4%	543	12.5%	(93)	-17.1%
TV Movies, Short series and Television serials	422	9.7%	425	9.8%	(3)	-0.7%
Cartoons	254	5.8%	218	5.0%	36	16.5%
Total rights	**1,126**	**25.9%**	**1,186**	**27.3%**	**(60)**	**-5.1%**
Quiz-game-show	156	3.6%	186	4.3%	(30)	-16.1%
Sport	30	0.7%	34	0.8%	(4)	-11.8%
Music and theatre	58	1.3%	65	1.5%	(7)	-10.8%
Documentaries and others	1,462	33.7%	1,235	28.4%	227	18.4%
News	1,067	24.6%	1,114	25.6%	(47)	-4.2%
Internal fictions	151	3.5%	222	5.1%	(71)	-32.0%
Other	294	6.8%	302	7.0%	(8)	-2.6%
Total productions	**3,218**	**74.1%**	**3,158**	**72.7%**	**60**	**1.9%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**-**	**0.0%**

As can be seen in the tables below, in the first half of 2003, Telecinco increased its audience share in the main time brackets compared to the same period of 2002. As a result, Telecinco came out as the most frequently watched Spanish commercial network and further strengthened its leadership in Spain with regard to the reference commercial target.

Telecinco (individuals)			
	1st half 2003	**1st half 2002**	**Change**
24 hours	21.7%	19.7%	2.0%
Prime Time	22.5%	19.9%	2.6%
Day Time	21.3%	19.6%	1.7%

In the first half of 2003, Telecinco was a leader among commercial networks in terms of total audience share, gaining 2 points over the same period of the previous year and getting closer to the state-owned broacaster TVE 1.

Full day (individuals)			
	1st half 2003	1st half 2002	Change
Telecinco	21.7%	19.7%	2.0%
Antena 3	19.4%	20.9%	-1.5%
TVE 1	23.6%	25.2%	-1.6%
La Forta	18.6%	17.5%	1.1%
Others	16.7%	16.7%	0.0%
Total	**100.0%**	**100.0%**	**-1.1%**

Also with regard to the commercial target, Telecinco increased its share by almost 2 points compared to the first half of 2002, considerably outperforming both Antena 3 and TVE 1.

Full day (commercial target)			
	1st half 2003	1st half 2002	Change
Telecinco	24.8%	22.9%	1.9%
Antena 3	20.8%	22.7%	-1.9%
TVE 1	19.4%	21.0%	-1.6%
La Forta	16.4%	14.9%	1.5%
Others	18.6%	18.5%	0.1%
Total	**100.0%**	**100.0%**	**-1.6%**

The positive results obtained by Telecinco in terms of audience share in the first months of 2003 were achieved thanks to the contribution of all the main types of programmes proposed.

More specifically:

The audience share results obtained by *Los serrano* confirmed Telecinco as the reference in Spain among broadcasters of drama, a type of programme in which Telecinco offers also other important, successful productions such as *Hospital Central*, *El comisario* and *7 vidas*.

Also in the first months of 2003, *CSI* confirmed as the best international TV series enabling Telecinco to outperform in Prime Time the second series of *Operacion Triunfo*, the programme broadcast by TVE 1 that in the first months of 2002 had been considered as the television event of the season.

As for *Reality Shows*, Telecinco proposed a new format with *Hotel Glam*, in the wake of the successful fourth series of *Gran Hermano*, that was broadcast by Telecinco until the first months of 2003.

Worthy of mention is the success achieved by all the main entertainment programmes, among which some are well-established such as the talk show *Dìa a Dìa* and *Cronicas marcianas*, the undisputed leader of evening programmes, and others were proposed for the first time on the screen such as *Salsa Rosa* and *Aquì hay tomate*.

In the period, it should be noted that excellent results in terms of audience share were obtained by news programmes, especially with respect to the coverage of two extraordinary topical events such as the war in Iraq and the sinking of the Prestige oil tanker.

Production of television programmes

In the first half of 2003, Telecinco produced 74.1% of the television programmes broadcast.

The following table shows the number of productions completed in the first half of 2003, by type of programme and separated into television programmes and sales programmes:

Types	Number of productions made								
	1st half 2003			1st half 2002			% change		
	Prime Time	Day Time	Total	Prime Time	Day Time	Total	Prime Time	Day Time	Totale
Entertainment and talk shows	10	13	23	7	13	20	42.9%	0.0%	15.0%
News	-	4	4	-	4	4	0.0%	0.0%	0.0%
Other news	2	1	3	-	-	-	0.0%	0.0%	0.0%
Sport	-	1	1	-	1	1	0.0%	0.0%	0.0%
Quiz game shows	-	1	1	-	1	1	0.0%	0.0%	0.0%
Soap operas and Telenovelas	1	1	2	1	1	2	0.0%	0.0%	0.0%
Long dramas	4	-	4	4	-	4	0.0%	0.0%	0.0%
Total	**17**	**21**	**38**	**12**	**20**	**32**	**41.7%**	**5.0%**	**18.8%**

The increase in the number of original productions and hours produced shows the greater commitment to in-house production in Prime Time with a view to replacing the purchase of rights with new entertainment programmes and talk shows in line with the programming strategy launched in the second half of 2002.

Types	Hours of finished product				
	1st half 2003	% on the whole	1st half 2002	% on the whole	Change %
Entertainment and talk shows	1,156	52.4%	1,041	47.7%	11.0%
News	933	42.3%	972	44.5%	-4.0%
Sport	41	1.9%	41	1.9%	0.0%
Game and quiz shows	19	0.9%	23	1.1%	-17.4%
Soap operas and telenovelas	15	0.7%	62	2.8%	-75.8%
Long dramas	41	1.9%	43	2.0%	-4.7%
Total	**2,205**	**100.0%**	**2,182**	**100.0%**	**1.1%**

Other investments

In the year closed at 31 March 2003, **Albacom** S.p.A. confirmed and strengthened the positive trend of the previous year. In a market framework characterised by a substantially stable demand, Albacom increased its revenues by 16% reaching sales for about EUR 670 million and doubling the base of active customers that, at 31 March 2003, totalled 190,000 units. Albacom's overall market share grew by 1.5 points in the past year, achieving 5.7%; in data transmission services, Albacom confirmed its second position on the Italian market with a 12% share.

As a whole, profitability improved both in EBIDTA – reaching EUR 11 million against EUR 0.7 million at 31 March 2002 – and in the operating result that – though still negative – significantly improved compared to the previous year and is in line with the objectives set.

These results were obtained by strongly reducing fixed costs in order to offset the decrease in savings in the reference interconnection offers where the measures taken by the competent Authorities were less effective than expected.

The consolidated net result of Albacom S.p.A. at 31 March 2003 showed a loss of EUR 143.5 million higher than that recorded in the previous year (EUR 133.4 in 2002) mainly due to extraordinary charges and prudential provisions recorded at the end of the year.

The results obtained in the first three months of the fiscal year that will close at 31 March 2004 will reveal an economic trend substantially in line with that expected. As a consequence of the gross result in the period April – June 2003, of the result in the last three months of the fiscal year that closed at 31 March 2003 (first quarter 2003) and of the goodwill amortisation quota of the period (totalling EUR 1.1 million), the equity investment in Albacom S.p.A. assessed with the equity method meant total charges of EUR 19.3 million for the Mediaset Group at 30 June 2003.

Furthermore, it should be noted that – in compliance with the commitments taken to cover the financial needs of Albacom within the agreement signed by the parties on 24 February 2003 – as at 30 June 2003, Mediaset granted an interest-bearing loan totalling EUR 20.3 million, of which EUR 7.2 million was provided during the half year under review.

As for the 2.73% shareholding in **Hopa S.p.A.**, it is worth mentioning that – in compliance with the agreements signed between Hopa S.p.A. and the partners of Olimpia S.p.A. last December – since 9 May 2003 Hopa S.p.A. has held a 16% stake in the company originated by the merger between Holy S.p.A. (the company previously held by Hopa S.p.A) and Olimpia S.p.A.. Following the signature of the merger agreement which occurred on 4 August 2003 between Olivetti and Telecom Italia, Olimpia S.p.A. holds an 11.5% stake in the company arising from the merger.

It should also be noted that on 10 June 2003, the Board of Directors of Hopa S.p.A. set up an Executive Committee that includes also a representative from Mediaset, as established in the agreements signed between Mediaset and Fingruppo Holding on 6 December.

LEGAL DEVELOPMENTS IN THE TELEVISION INDUSTRY

In the period, the Parliamentary process of the "Gasparri" draft law continued, urging a reform of the television system and the conclusion of the proceedings of the competent Authority to ascertain the presence of dominant positions in the three-year period 1998-2000.

As for the draft law, whose content had been briefly described in the consolidated annual report at 31 December 2002, it was approved by the Assembly of the Senate on 22 July. The original law text was substantially re-established following the amendments introduced during the debate at the Chamber of Deputies.

The draft law has thus returned to the United Commissions of Culture and Transport of the Chamber which will examine the latest amendments introduced and then gives its approval.

As for the proceedings about dominant positions, which came to an end on 26 June, it should be noted that, though the competent Authorities ascertained that RAI and Publitalia '80 exceeded the limit of resources allowed, RTI was satisfied with simply addressing a formal warning urging both companies not to take action or behave against the provisions of Art. 2 of law 249/97 and reserving the faculty of making further checks following subsequent investigations on the years 2001, 2002 and 2003 and the application of the Constitutional Court judgement no. 466/02.

ADDITIONAL INFORMATION

2003/2005 Stock Option Plan

The Meeting of shareholders on 16 April 2003, while confirming the function of the previous Stock Option Plans (1997/1999 and 2000/2002) as valuable instruments to encourage and "loyalise" employees, approved the setting up of a 2003/2005 Stock Option Plan on own shares of the company – intended for a number of employees of the company, subsidiary companies and parent company that will be identified by the Shareholding Plans Committee among managers, journalists and business unit directors (or other corporate positions) and, if the Board of Directors considers this viable, the launch of similar projects with the shares of subsidiaries and other companies directly or indirectly held by the Company itself.

Relationships with companies in the Fininvest Group, the Mediolanum Group and "related parties"

In the first half of 2003, the Mediaset Group had the following investment and economic relationships with the parent company Fininvest S.p.A. and its subsidiary and affiliated companies:

(millions)

	Financial receivables	Trade and other receivables	Trade and other payables	Value of production	Costs of production	Financial income and (charges)	Extraordinary income and (charges)
Fininvest S.p.A.	-	12.3	9.1	1.8	3.3	-	-
Alba Servizi Aerotrasporti S.p.A.	-	-	-	-	0.3	-	-
Arnoldo Mondadori Editore S.p.A.	-	7.0	0.9	14.6	0.5	-	-
Banca Mediolanum S.p.A.	-	0.3	-	0.2	-	-	-
Medusa Film S.p.A.	-	1.5	108.2	1.1	0.1	-	-
Medusa Video S.r.l.	-	0.2	-	0.2	-	-	-
Milan A.C. S.p.A.	-	-	1.5	0.1	3.7	-	-
Pagine Italia S.p.A.	-	0.1	-	-	0.1	-	-
Reteitalia S.p.A.	-	0.4	-	0.4	-	-	-
S.E.E. S.p.A.	-	0.1	-	-	-	-	-
Servizi Milan S.r.l.	-	-	-	-	0.2	-	-
Others	-	0.7	0.8	0.2	0.1	-	-
Total	-	**22.6**	**120.5**	**18.6**	**8.3**	-	-

In accordance with CONSOB communications no. 97001574 of 20 February 1997 and no. 98015375 of 27 February 1998, we inform you that the commercial relationships with the Fininvest Group as set out in the Table above are subject to normal market conditions.

We point out that the revenues shown from other companies belonging to the Fininvest Group and the Mediolanum Group, mainly regarded the sale of television advertising spaces.

We also point out that, in the first half of 2003, the Mediaset Group purchased television rights from companies belonging to the Fininvest Group or related to it, for an overall amount of EUR 29.0 million regarding the company Medusa Film S.p.A. It should also be noted that agreements were signed in the period, recorded as advances to Medusa for EUR 10.1 million, and new advances were paid for EUR 6.0 million.

SIGNIFICANT EVENTS AFTER 30 JUNE 2003

- On **10 and 12 August 2003** the Antitrust Commission authorised the latest purchase by R.T.I. S.p.A. of the television broadcasting systems and related frequencies from a few local broadcasters that will be used in the framework of the experimentation of digital broadcasting according to Law no. 66 of 20 March 2001.
- On **29 July 2003,** after completing the adjustment of the model of organisation, management and control based on that established by the Law Decree no. 231 of 8 June 2001 regarding the "Rules governing administrative liability of legal entities, companies and associations even deprived of legal personality", the Board of Directors of Mediaset S.p.A. adopted the model of organisation, management and control resulting from the said adjustment process. The Board of Directors of Mediaset S.p.A. also set up the Surveillance and Control Board in compliance with that established in art. 6, clause 1 of the Law Decree no. 231/01. This task was entrusted to the Person responsible for internal control of the Company, who was given the widest powers in order to guarantee a constant and effective surveillance over the operation and compliance with the model adopted. Also the other subsidiary companies took similar action in view of adjusting their own protocols and

procedures to the Law Decree no. 231/01 – in line with the principles of the Model adopted by the parent company, though keeping into account the peculiarities of their own organisation and the specific needs arising from the business activities actually performed.

- On **8 August 2003,** the subsidiary company R.T.I. S.p.A. signed a new agreement with UEFA, thus acquiring rights for the non-encrypted broadcasting in Italy of the matches for the three next seasons (2003-2004; 2004-2005; 2005-2006) of UEFA *Champions League*, the top football cup involving European clubs. Based on the agreements signed, Mediaset will be entitled to have the first choice in the matches that the Italian teams will play on Wednesdays and for a live match between non Italian teams on Tuesdays, apart from the usual highlights, the summaries of all the matches and the exclusive right of broadcasting semi-finals and the final.
- On **29 August 2003** the Extraordinary Meeting of Albacom S.p.A. decided that the losses of EUR 167.8 million accumulated by Albacom S.p.A. and resulting from the economic and balance sheet situation at 30 June 2003 would be settled through a reduction in share capital.

FORESEEABLE DEVELOPMENTS

- Advertising revenues on Mediaset networks in the first eight months of the year showed a 1.5% increase, thus confirming the growth trend which had already started in the second half of the previous year. Despite estimates for expected development in the next few months in the general advertising market remaining very cautious, the development of advertising sales on Mediaset networks in the third quarter of the year should confirm the expectations to achieve by the end of 2003 a level of advertising sales higher that that recorded in the past three years.
- The advertising sales of Publiespana for Telecinco in the first eight months of the year showed a 9.3% increase confirming the growth trend which had already started in the first half of the year. Based on the expected trend of advertising sales in the last quarter of the year, Publiespana should achieve an amount of advertising sales considerably higher in 2003 than that obtained in the previous year. The growth rate of advertising sales in 2003, though higher than that estimated for the market, should be lower in percentage than that obtained in the first part of the year, which compared with a particularly negative trend in the first months of 2002.
- In the first eight months of 2003, Mediaset networks obtained an audience share in the full day of 44.4% compared to 43% in the same period of the previous year. In Prime Time, Mediaset reached an average share of 45.8% with an increase of almost 2 share points over 2002, while RAI network decreased from 45.9% in 2002 down to 43.8% in 2003. In Prime Time, with a 24% share, Canale 5 solidly remains the first national network, while Italia 1 ranks third in all the main time brackets and Retequattro has grown slightly.
- At the end of the first eight months of the year, Telecinco confirmed the positive results obtained in terms of audience share in the first half year, reaching an average share in full day of 21.2%, higher than the 19.7% share in the same period of 2002 and thus confirming its leadership in the commercial target with a 24.1% share (22.8% in 2002). In the same period, the trend of the audience shares of the main competitors recorded in the first six

months was confirmed with a decrease in both the state-owned network TVE1 and Antena3 and an increase in the other regional broadcasters.

- Based on current available evidence regarding the development of advertising sales and television costs in the two geographical business areas of the Group, it can reasonably be assumed that in this year an EBIDTA higher than that achieved last year will be reached, partly thanks to the contribution arising from the line-by-line consolidation of the Telecinco Group.

for the Board of Directors
the Chairman

Interim report 2003

Report on limited auditing
by the Independent Auditors

MEDIASET GROUP

Deloitte

AUDITOR'S REVIEW REPORT ON THE INTERIM FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2003

To the Shareholders of Mediaset S.p.A.

1. We have reviewed the accompanying interim financial information for the six months ended June 30, 2003, made up of the accounting schedules (balance sheet and income statement), both statutory and consolidated, and of the related footnotes of Mediaset S.p.A. In addition, we have verified the consistency of the footnotes with the related information contained in the above accounting schedules.

2. We conducted our review in accordance with the Auditing Standards recommended by Consob under Resolution n. 10867 of July 31,1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and verification of assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with auditing standards. Accordingly, unlike the auditors' report on the year end financial statements, we do not express an audit on the interim financial information.

   As for the comparable financial data for the corresponding period of the previous year and for the financial statements as at December 31, 2002 reference is made to the reports issued on September 13, 2002 and March 31, 2003 respectively.

3. Based on our review, we are not aware of any material modifications that should be made to the interim financial information mentioned in paragraph 1 above in order for it to be in conformity with the criteria provided by Consob regulations for the preparation of the interim financial information for the six months approved with Resolution n. 11971 of May 14, 1999 and subsequent modifications.

4. As indicated in the interim financial information for the six months ended June 30, 2003, we draw attention to the fact that:

   - the Company has taken advantage of the possibility granted by Article 81 of Consob Regulation n. 11971 of May 14, 1999 as subsequently amended, to report income for the period before taxation and consequently has not accounted the adjustments from the application of accounting standard on taxes;

   - the Company (in the Holding interim financial information) has carried out some adjustments made exclusively for tax benefits.

DELOITTE & TOUCHE S.p.A.

Signed by Patrizia Arienti
Partner

This report has been translated into the English language solely for the convenience of international readers.

Milan, 11 September 2003

Interim report 2003

Consolidated balance sheet and income statement
at 30 June 2003

MEDIASET GROUP

Consolidated balance sheet at 30 June 2003

(EUR millions)

ASSETS		30/06/2003	31/12/2002	30/06/2002
A)	**RECEIVABLES FROM SHAREHOLDERS**	-	-	-
B)	**FIXED ASSETS**			
I	**Intangible fixed assets**			
1	start-up and expansion costs	2.6	1.9	2.1
2	research, development and advertising costs	1.4	1.4	1.8
3	industrial patents and intellectual property rights	18.4	13.5	14.9
4	concessions, licences, trademarks and similar rights			
	a) television rights	1,906.0	1,834.0	1,848.6
	b) trademarks	13.1	17.0	21.8
	c) concessions	-	-	0.1
5	goodwill	12.4	15.1	17.8
6	intangible assets under formation and advances	211.7	132.4	138.9
7	other	5.3	5.6	5.7
8	differences arising from consolidation	332.1	12.1	14.3
Total		**2,503.0**	**2,033.0**	**2,066.0**
II	**Tangible fixed assets**			
1	land and buildings	103.0	67.0	66.5
2	plant and machinery	133.7	125.7	134.5
3	industrial and commercial equipment	22.2	17.1	16.9
4	other tangible fixed assets	29.5	22.8	19.3
5	fixed assets under construction and payments on account	13.9	11.8	4.7
Total		**302.3**	**244.4**	**241.9**
III	**Financial fixed assets**			
1	investments in:			
	a) subsidiary companies	5.6	5.5	8.3
	b) affiliated companies	22.6	289.0	298.7
	c) other companies	152.3	170.5	158.3
	Total	**180.5**	**465.0**	**465.3**
2	receivables:			
	a) affiliated companies	1.8	-	-
	b) Fininvest Group and Mediolanum Group companies	-	-	-
	c) other companies	5.3	5.3	5.8
	Total	**7.1**	**5.3**	**5.8**
3	other securities	-	-	-
Total		**187.6**	**470.3**	**471.1**
TOTAL FIXED ASSETS (B)		**2,992.9**	**2,747.7**	**2,779.0**

Consolidated balance sheet at 30 June 2003

(EUR millions)

	ASSETS	30/06/2003	31/12/2002	30/06/2002
C)	**CURRENT ASSETS**			
I	**Inventory**			
1	raw materials, consumables and supplies	1.0	0.5	1.0
2	work in progress and semi-finished products	2.8	2.4	1.8
3	contracts in progress	-	18.7	15.9
4	finished goods and products	11.3	11.9	12.3
5	advances	-	-	-
Total		**15.1**	**33.5**	**31.0**
II	**Receivables**			
1	trade receivables	785.8	612.5	741.1
2	due from subsidiary companies	6.3	6.1	3.0
3	due from affiliated companies	5.2	1.4	0.4
4	due from parent company	12.3	12.8	6.1
5	due from Fininvest Group and Mediolanum Group companies	10.3	9.1	13.5
6	other receivables	441.2	327.2	168.1
Total		**1,261.1**	**969.1**	**932.2**
III	**Financial assets** (which are not fixed assets)			
5	own shares	25.3	27.4	28.2
6	other securities	170.3	167.5	165.0
7	receivables due from subsidiary and affiliated companies	-	-	4.4
Total		**195.6**	**194.9**	**197.6**
IV	**Liquid funds**			
1	bank and postal deposits	290.0	203.7	273.0
3	cash in hand and cash equivalents	0.1	0.1	0.1
Total		**290.1**	**203.8**	**273.1**
TOTAL CURRENT ASSETS (C)		**1,761.9**	**1,401.3**	**1,433.9**
D)	**PREPAYMENTS AND ACCRUED INCOME**			
1	accrued income	2.3	1.7	0.9
2	prepayments	15.5	8.8	15.4
TOTAL PREPAYMENTS AND ACCRUED INCOME (D)		**17.8**	**10.5**	**16.3**
TOTAL ASSETS		**4,772.6**	**4,159.5**	**4,229.2**

Consolidated balance sheet at 30 June 2003

(EUR millions)

	SHAREHOLDERS' EQUITY AND LIABILITIES	30/06/2003	31/12/2002	30/06/2002
A)	SHAREHOLDERS' EQUITY			
I	Share capital	614.2	614.2	614.2
II	Share premium reserve	739.7	739.7	739.7
III	Revaluation reserve	-	-	-
IV	Legal reserve	87.2	74.3	74.3
V	Reserve for own shares	25.3	27.4	28.2
VI	Statutory reserves	-	-	-
VII	Other reserves	112.6	112.3	111.4
VIII	Retained earnings (losses)	640.6	537.3	537.3
IX	Profit (loss) for the year	-	362.0	-
	Profit (loss) for the first six months	393.5	-	357.1
	Total Group shareholders' equity	2,613.1	2,467.2	2,462.2
	Shareholders' equity attributable to minority interests	226.8	1.5	1.6
	TOTAL CONSOLIDATED GROUP SHAREHOLDERS' EQUITY AND ATTRIBUTABLE TO MINORITY INTERESTS (A)	2,839.9	2,468.7	2,463.8
B)	PROVISIONS FOR RISKS AND CHARGES			
1	for pension benefits and similar obligations	0.5	0.5	0.5
2	tax reserves	-	-	(29.2)
3	Other reserves	95.3	37.1	30.7
	TOTAL PROVISIONS FOR RISKS AND CHARGES (B)	95.8	37.6	2.0
C)	EMPLOYEE SEVERANCE INDEMNITY	104.8	100.5	96.6
D)	PAYABLES			
3	due to banks	786.9	559.7	698.8
4	due to other financial institutions	16.4	4.6	5.2
5	advance payments received	5.3	21.4	18.5
6	trade accounts	614.3	618.2	715.8
8	due to subsidiary companies	1.6	1.5	1.5
9	due to affiliated companies	4.4	8.5	6.3
10	due to the parent company	9.1	8.1	1.1
10bis	due to Fininvest Group and Mediolanum Group companies	111.4	101.4	73.7
11	due to taxation authorities	81.9	138.2	39.5
12	due to social security institutions	14.1	12.6	11.2
13	other sums payable	61.8	48.5	52.2
	TOTAL PAYABLES (D)	1,707.2	1,522.7	1,623.8
E)	ACCRUALS AND DEFERRED INCOME			
1	accruals	14.1	18.3	33.1
2	deferred income	10.8	11.7	9.9
	TOTAL ACCRUALS AND DEFERRED INCOME (E)	24.9	30.0	43.0
	TOTAL LIABILITIES	1,932.7	1,690.8	1,765.4
	TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	4,772.6	4,159.5	4,229.2

Consolidated balance sheet at 30 June 2003

(EUR millions)

OFF-BALANCE SHEET ITEMS	30/06/2003	31/12/2002	30/06/2002
personal securities given	25.1	25.1	24.6
collateral security	-	-	-
commitments	2,072.9	1,706.1	1,722.2
contingencies	1.8	2.2	2.2
potential liabilities counter-guaranteed by the parent company	9.3	10.3	11.0
TOTAL OFF-BALANCE SHEET ITEMS	**2,109.1**	**1,743.7**	**1,760.0**

Consolidated income statement at 30 June 2003

(EUR millions)

INCOME STATEMENT		1st half 2003	fiscal year 2002	1st half 2002
A)	VALUE OF PRODUCTION			
1	revenues from sales and services	1,608.7	2,280.0	1,283.0
2	changes in inventories of work in progress, semi-finished and finished goods	(0.5)	0.2	0.4
3	changes in contracts in progress	-	10.9	8.1
4	own work capitalised	34.3	44.9	20.5
5	other revenues and income	17.7	36.1	18.6
TOTAL VALUE OF PRODUCTION (A)		**1,660.2**	**2,372.1**	**1,330.6**
B)	COST OF PRODUCTION			
6	raw materials, consumables and supplies	20.5	35.3	17.5
7	services	369.4	554.1	292.9
8	leasing and rental	61.7	84.0	43.4
9	personnel expenses:			
	a) wages and salaries	141.7	215.8	114.1
	b) social security contributions	39.1	61.6	32.3
	c) employee severance indemnity	8.2	16.2	10.7
	d) pension benefits and similar obligations	0.3	0.3	-
	e) other expenses	2.3	6.3	0.5
	Total personnel expenses	191.6	300.2	157.6
10	amortisation, depreciation and write-downs			
	a) amortisation of intangible fixed assets	479.5	734.8	360.9
	b) depreciation of tangible fixed assets	28.8	44.1	21.9
	c) write-downs of fixed assets	10.6	4.0	(0.2)
	d) write-downs of receivables included in current assets and liquid funds	1.9	12.2	4.6
	Total amortisation, depreciation and write-downs	520.8	795.1	387.2
11	changes in the inventories of raw materials, consumables and supplies	(0.7)	0.3	0.3
12	provisions for risks	-	-	-
13	other provisions	3.9	6.5	(2.2)
14	sundry operating costs	20.3	38.1	20.9
TOTAL COST OF PRODUCTION (B)		**1,187.5**	**1,813.6**	**917.6**
DIFFERENCE BETWEEN VALUE AND COST OF PRODUCTION (A		**472.7**	**558.5**	**413.0**
C)	FINANCIAL INCOME AND (CHARGES)			
15	income from investments			
	a) Fininvest Group and Mediolanum Group companies	1.0	-	-
	b) other companies	-	0.2	3.0
	Total income from investments	1.0	0.2	3.0
16	other financial income			
	a) from receivables included in fixed assets	0.1	0.1	0.1
	b) from securities included in fixed assets which are not investments	-	-	-
	c) from securities included in current assets which are not investments	5.9	10.2	4.7
	d) other income	53.5	87.9	48.2
	Total other financial income	59.5	98.2	53.0
Total financial income		**60.5**	**98.4**	**56.0**

Consolidated income statement at 30 June 2003

(EUR millions)

INCOME STATEMENT	1st half 2003	fiscal year 2002	1st half 2002
17 interest and financial charges			
a) subsidiary companies	-	-	-
b) parent company	-	-	-
c) Fininvest Group and Mediolanum Group companies	-	-	-
d) other	(62.2)	(104.1)	(66.9)
Total interest and other financial charges	**(62.2)**	**(104.1)**	**(66.9)**
TOTAL FINANCIAL INCOME AND (CHARGES) (C)	**(1.7)**	**(5.7)**	**(10.9)**
D) ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS			
18 revaluations			
a) investments	0.5	14.3	3.4
19 write-downs			
a) investments	(22.0)	(62.1)	(47.2)
TOTAL ADJUSTMENTS TO THE VALUE OF FINANCIAL INVESTMENTS (D)	**(21.5)**	**(47.8)**	**(43.8)**
E) EXTRAORDINARY INCOME AND (CHARGES)			
20 income			
a) gains on disposals	-	0.1	-
b) other extraordinary income	0.9	2.8	1.3
Total extraordinary income	**0.9**	**2.9**	**1.3**
21 charges			
a) losses on disposals	-	(0.2)	-
b) other extraordinary charges	(1.9)	(10.6)	(2.4)
b1) income taxes for previous years	(10.3)	-	-
Total extraordinary charges	**(12.2)**	**(10.8)**	**(2.4)**
TOTAL EXTRAORDINARY INCOME AND (CHARGES) (E)	**(11.3)**	**(7.9)**	**(1.1)**
Profit before taxation	**438.2**	**497.1**	**357.2**
Profit (loss) attributable to minority interests	44.7	0.1	0.1
GROUP PROFIT BEFORE TAXATION	**393.5**	**497.0**	**357.1**
22 income taxes for the year			
a) current taxation		293.5	
b) deferred taxation		(158.5)	
Total income taxes for the year		**135.0**	
26 **PROFIT (LOSS) FOR THE YEAR**		**362.0**	

Interim report 2003

Notes to the consolidated
financial statements

MEDIASET GROUP

Half year report at 30 June 2003
Notes to the consolidated financial statements

FORM AND CONTENT

The consolidated financial statements at 30 June 2003 and these explanatory notes have been prepared in accordance with CONSOB deliberation no. 11971 of May 14, 1999 (and subsequent modifications) and with the regulations governing the preparation of consolidated financial statements introduced by Law Decree no. 127 of April 9, 1991 to implement EEC Directive VII.

The valuation criteria followed for drafting the balance sheet and income statements at 30 June 2003 are in line with current regulations and the accounting policies recommended by the National Council of Professional Accountants and Bookkeepers. Besides this, where necessary, the balance sheet and income statements of consolidated companies have been adjusted to put them in line with Group accounting principles and balance sheet patterns.

The balance sheet and income statements of the consolidated companies are derived from the relevant accounts at 30 June 2003, supplemented outside these accounts with values that are normally recorded in accounting books while preparing the annual report.

As is allowed by aforementioned CONSOB deliberation, the 2003 half year result is calculated before period taxes.

The consolidated balance sheet and income statement include the balance sheets and income statements of Mediaset S.p.A. and of those companies in which it holds a direct or indirect absolute majority in the share capital and voting rights.

Mediaset Ireland Ltd., Epsilon TV Production S.r.l., Publieuros Ltd (which owns 100% of Publieurope Ltd) and International Media Service Ltd have been consolidated at cost, rather than on a line-by-line basis, even though they are directly or indirectly controlled by Mediaset S.p.A., since these companies are inactive or not significant.

It should be noted that, in order to facilitate the interpretation of trends in the first half of 2003 and to make a comparison possible with the previous year on a like-for-like basis, these Notes are drafted with the description, for relevant items, of the effect of the line-by-line consolidation of the Telecinco Group, made for the first time in 2003 by giving both balance sheet and income statement changes in the half year, and the consolidated balance at 30 June 2003.

MAIN CHANGES IN THE CONSOLIDATION AREA AND INVESTMENTS IN SUBSIDIARY AND AFFILIATED COMPANIES MADE IN THE FIRST HALF OF 2003

On 31 March 2003, following the release of the authorisation from the relevant Spanish and European authorities, subsidiary company Mediaset Investment S.a.r.l purchased a 12% stake in **Gestevision Telecinco S.A.** and **Publiespana S.A.** thus executing the agreement stipulated with the Correo Group on 19 December 2002. Because of these acquisitions, Mediaset Group's stake has risen from 40% to 52%. Therefore, starting from 2003, Telecinco Group is no longer valued by the net equity method, but consolidated on a line-by-line basis.

Gestevision Telecinco S.A., the company that owns the Spanish advertisement-based private television Telecinco; consolidates on a line-by-line basis the following subsidiary and affiliated companies:

- **Estudios Picasso S.A.U.** (100%) active in the creation, production and distribution of television dramas, co-production of films and short series, purchase and marketing of television rights;
- **Grupo Editorial Telecinco S.A.U** (100%) deals with the management and use of music rights used for television productions;
- **ATLAS Espana S.A.U.** (100%) carries out press agency operations and is in charge of both production and edition of information programmes as well as other types of programmes for Telecinco and for other local televisions through five locally active subsidiary companies;
- **Cinematext S.A.** (60%) active in the provision of subtitles for both Telecinco and third parties.

Publiespana S.A., exclusive advertising concessionary for Telecinco, owns the following subsidiaries consolidated on a line-by-line basis:

- **Publimedia Gestion S.A.U.** (100%) deals with the marketing of advertising slots on various media for both Group's companies and third parties;
- **Advanced Media S.A.U.** (100%) is in charge of creating and implementing multimedia communication projects.

Gestevision Telecinco S.A. and Advanced Media S.A. also jointly own the company **Mi Cartera Media S.A.** which deals with the realisation and multimedia distribution of economic and finance programmes/contents as well as with advertising and communication operations.

Besides, the following corporate operations took place in the first half of 2003:

Videotime S.p.A.: in the first half of the year, R.T.I. S.p.A. acquired from third parties the 0.11% of the share capital of subsidiary Videotime S.p.A.; the Group's share thus rising from 98.12% to 98.23%.

Fascino P.G.T. S.r.l: on 25 June 2003 subsidiary company R.T.I. S.p.A. purchased a 10% stake in this company from Maurizio Costanzo and Maria de Filippi. By virtue of this acquisition, Mediaset Group's share goes from 30% to 40%.

A complete list of the companies included in the consolidation area is provided in the relevant attachment.

CONSOLIDATION METHOD

The financial statements of subsidiary companies are consolidated on a line-by-line basis, replacing the book value of investments in these subsidiaries with their assets and liabilities.

The positive difference arising from the elimination of costs for acquiring equity investments against shareholders' equity reflected in the financial statements of subsidiaries at the time of their acquisition is recorded as accounting adjustments to specific assets items based on the valuation at the time of their acquisition. Any unallocated residual amount is recorded as **difference arising from consolidation** and amortised using the methods indicated in the ***valuation criteria***. Any negative residual amount is recorded as "provisions for future risks and charges", if it can be attributed to expected negative economic results; otherwise, it is recorded as "consolidation reserve" .

All intercompany receivables and payables, expenses and revenues and unrealised profits or losses are eliminated.

Minority interests in the shareholders' equity and the result for the year of consolidated companies are reported separately.

The financial statements of affiliated companies are included in the consolidated financial statements primarily on the basis of the net equity method.

Inactive subsidiary companies, and those whose financial statements figures are not material, are not consolidated but recorded at cost.

VALUATION CRITERIA AND ACCOUNTING POLICIES

The valuation criteria and accounting policies used in preparing the consolidated financial statements at 30 June 2003 are the same as those used for the financial statements at 31 December 2002.

It should be noted that, in line with criteria already adopted when drafting the consolidated balance sheet and income statement of the Mediaset Group until 31 December 2002, with respect to item "television rights", no adjustments have been made to the valuation criteria used by the Telecinco Group since they have been considered as no longer appropriate for a true and fair representation of the Group's balance sheet and income statement. It should also be noted that appropriate reclassifications have been made in order to make homogeneous the accounting patterns envisaged by the Spanish civil code with respect to those envisaged by Italian laws.

Intangible fixed assets

Intangible fixed assets are recorded at purchase or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their projected future use.

Start-up and expansion costs are recorded at purchase cost, including ancillary charges, and are amortised over five years.

This item primarily includes set up costs and the register fee on capital increases of companies included in the consolidation area.

Television rights for films and television series were recorded at appraisal value for the portion related to the transfer of the business of Reteitalia S.p.A. to Mediaset S.p.A. and at cost for purchases made in 1994 and after.

Amortisation, in line with the criteria adopted in the media industry in Europe, reflects the different modes of correlation between costs, audience and advertising revenues that can be associated to rights that can be used by single-channel or multi-channel televisions, respectively.

Therefore, for a library of television rights available to be broadcast on various networks, a straight-line amortisation criteria is generally adopted, calculated over the period of the relevant contract and, in any event, over a period not exceeding 120 months, a method that reflects the greater opportunities of using television rights, also in the light of the difficulty in identifying objective components for making a correlation between advertising revenues and the amortisation of rights. Regardless of the amortisation already charged if all showings made available under rights contracts have been used up, the remaining value is fully expensed.

For a library of television rights available for broadcasting on one single network, the amortisation criteria is generally decreasing and linked to the number of showings available by contract and to their actual broadcasting.

It should also be noted that, as a deviation to the general criteria of amortisation on a straight-line basis, rights to sports and news programmes are almost totally amortised (90%) in the year the rights take effect with the remember being expensed the following year; rights to long serial dramas are amortised for 70% in the first 12 months starting from their availability and for the remaining 30% in the following months.

Trademarks are recorded at acquisition cost and amortised according to expected future revenues and in any event over a period not exceeding 120 months.

"Goodwill", recorded when acquired following a payment, is amortised over a period deemed to reflect future income prospects of the relevant operations and in any event over a period not exceeding 120 months.

Differences arising from consolidation are amortised over a period commensurate with the estimated profitability of the companies involved and, in any event, over a period not exceeding 120 months.

Other intangible fixed assets (***research, development and advertising costs, patents and intellectual property rights, concessions and other intangible fixed assets***) are recorded at acquisition or production cost, including ancillary charges, and amortised on a straight-line basis over the period of their estimated future utility.

Tangible fixed assets

Tangible fixed assets are recorded at acquisition, production or transfer cost. Cost includes ancillary charges, and the share of direct or indirect costs that can reasonably be allocated to the asset.

Tangible fixed assets are depreciated in each accounting period on a straight-line basis, using economical and technical rates which are determined in relation to the remaining potential use of the assets.

For newly acquired assets, the depreciation rates used are:

- Buildings	- 3%
- Plant and machinery	10 - 20%
- Light construction and equipment	5 - 16%
- Office furniture and equipment	8 - 20%
- Motor vehicles	10 - 25%

Regardless of the depreciation already charged, if there is a permanent loss in value, the fixed asset in question is written down accordingly; if in future accounting years, the reasons for the write-down cease to be applicable, the original value is restored and adjusted only for depreciation.

All ordinary maintenance costs are charged in full to the income statement. Incremental maintenance costs are attributed to the related assets and depreciated over their residual useful life.

Leases

For the appraisal of fixed assets held under finance leases, reference is made to the International Accounting Principle no. 17 when their value is high and the duration is significantly lower than the useful life of the relevant assets. According to this principle, leased assets are recorded under tangible fixed assets while a financial debt for the same amount is simultaneously recorded in the liabilities. The debt is progressively reduced as the capital is reimbursed in instalments while the value of the asset recorded among tangible fixed assets is systematically amortised according to the economic and technical life of the asset itself.

Equity investments

Investments in companies that are not consolidated on a line-by-line basis are primarily recorded using the net equity method, or, in the case of certain non significant subsidiary or affiliated companies, using the cost method as indicated in the relevant comments and introductory section of these notes.

If the net equity method is used, investments in subsidiary and affiliated companies are recorded in the financial statements for an amount equal to the corresponding portion of the shareholders' equity, less dividends, and adjusted as required using the appropriate principles for preparing consolidated financial statements.

If the cost method is applied, the value recorded in the financial statements is determined on the basis of the purchase or subscription price, or the value attributed to assets transferred and is increased by the value of ancillary charges that can be reasonably attributed to the purchase or subscription price of the relevant equity investment. The cost is reduced in the event of a permanent impairment of value if the subsidiary or affiliated companies incur into losses and profits are not expected in the near future for an amount sufficient to offset the losses incurred; the original value is restored in subsequent accounting periods if the assumptions underlying the write-down no longer apply.

Inventory

Inventory is valued at the lower of purchase or production cost, including ancillary charges, and the estimated realisable value determined from the market situation.

Receivables

Receivables are stated at their estimated realisable value. Receivables denominated in non-EMU foreign currencies were valued using 30 June 2003 exchange rates as determined by the European Central Bank. Existing hedging contracts are valued consistently with the receivables being hedged.

Financial assets (which are not fixed assets)

These assets are recorded at the lower of cost or estimated realisable value determined from the market situation. The lower value is not maintained in subsequent years if the reasons for the write-down no longer apply.

As for own shares intended for stock-option plans, the recorded value is based on the acquisition cost (method of the weighted average cost), that is, the lower amount among the book value, the estimated realisable value determined from the market situation and the stock-right value.

Prepayments and accrued income, accruals and deferred income

These items include portions of revenues and expenses common to two or more periods in accordance with the accruals concept.

Provisions for risks and charges

The provisions for risks and charges are created to cover certain or likely losses or liabilities for which the exact value or effective date could not be determined at the period end. Amounts provided reflect the best possible estimate on the basis of available information. Risks in respect of which only a liability might arise, are disclosed in the notes to the Balance Sheet without setting up a provision.

Employee severance indemnity

The provision for employee severance indemnity is established to cover the entire liability accruing to employees in accordance with current laws, collective agreements and local company agreements. This liability is subject to revaluation using indices.

Payables

Payables are stated at face value; those in non-EMU area foreign currencies were translated using the 30 June 2003 exchange rate as determined by the European Central Bank. Forward contracts used to hedge payables are valued consistently with the payables being hedged.

Revenue recognition

The main revenues are recognised as follows:

- for advertising, at the time the insert or advertising commercial appears;
- for goods, when they are shipped or delivered. If a right is rented, the related revenue is recognised in each year on an accruals basis according to the length of the rental contract;
- for services, at the time when such services are rendered;
- for rights, according to that contractually established.

Dividends

Dividends are recorded in the accounting period in which distribution is approved, which is generally when they are received.

Since the result of the period is gross of taxes, the tax credit for dividends received in the half year is not taken into account in the present financial statements.

Financial instruments

Financial instruments used to hedge exchange risk regarding assets and liabilities denominated in non-EMU foreign currencies are valued consistently with the assets and liabilities being hedged and they are booked by recognising income and charges in the income statement on an accruals basis. For the assessment of forward contracts existing at the end of the period, reference is made to the accounting principle no. 26. For the assessment of complex financial instruments, reference is made to the International Accounting Principle no. 39, as far as it is applicable in compliance with the Italian regulations on financial statements.

ADDITIONAL INFORMATION

Write-up of corporate assets in accordance with Law no. 342 of 21 November 2000

The value of Mediaset network brands, held by subsidiary company R.T.I. S.p.A., written-up on a voluntary basis in 2000 in line with Law 342/2000, are recorded in the consolidated financial statements at their original recording value, to ensure a homogeneous application of accounting principles and the opportunity to compare Group's financial statements over time.

Adjustment of balance sheet and income statement of the previous half year

It should be noted that at 30 June 2003 item "Provision for deferred tax", since it reflects net tax assets, is recorded to reflect the provisions of Accounting Principle no. 25 regarding the treatment of income taxes under item "Receivables from Taxation Authorities" included in item (CII/6) "**Reveivables from third parties**". For the same reason and in order to have the same classification criteria of the corresponding item in 2002 Half Year Report, the "Provision for deferred tax" shown in the first half of 2002 under "Tax provisions" (item B2) is, therefore, reclassified under "Receivables from Taxation Authorities".

"Software" licences recorded both at 31 December 2002 and in the balance sheet and income statement regarding the first half of 2002 under item (BII/4) "**Concessions, licences,**

trademarks and similar rights" have been reclassified under item (BII/3) "**Industrial patents and intellectual property rights**".

Exceptions permitted by article 2423 clause 4 of the Italian civil code

No exceptions to standard accounting practices as per article 2423 clause 4 of the Italian Civil Code were made in these financial statements.

(EUR millions)

Fixed assets

Tables included in the attachments have been prepared for the three categories of fixed assets (intangible assets, tangible assets and financial assets). For each item, these tables show opening balances, movements during the year and closing balances.

In order to better understand changes occurred, the effect arising from the consolidation of the Telecinco Group is shown separately.

Intangible fixed assets

Start-up and expansion costs include expenses associated with the start up or capital increase of consolidated companies.

	30/06/2003	31/12/2002
Start-up and expansion costs	2.6	1.9
Total	**2.6**	**1.9**

In the first six months increases of EUR 1.2 million were recorded due to the registration tax to be paid on the capital increase of the subsidiary company Mediaset Investment S.a.r.l. and decreases for EUR 0.6 million, referring to amortisation quotas.

As to companies subject to Italian law, pursuant to article 2426 of the Civil Code, until these costs have been fully amortised, dividends may only be paid if there are sufficient free reserves to cover the balance of capitalised costs still to be amortised.

Research, development and advertising costs, whose balance at 30 June 2003 was equal to EUR 1.4 million (EUR 1.4 million at 31 December 2002), mainly include the capitalisation of consulting expenses for the creation of in-house information systems. The effect arising from the consolidation of the Telecinco Group is equal to EUR 0.4 million. Decreases in the period, of EUR 1.4 million, are attributable to amortisation quotas for EUR 0.4 million.

Patents and intellectual property rights shows the following balances:

	30/06/2003	31/12/2002
Industrial patents and intellectual property rights	18.4	13.5
Total	**18.4**	**13.5**

The balance of the period, equal to EUR 18.4 million, EUR 3.4 million of which regarding the consolidation of the Telecinco Group, included in the first half of the year increases for EUR 8.9 million (EUR 1.7 million regarding the Telecinco Group) mainly as a result of software purchased for the new IT platform for corporate administrative systems. Of these increases, EUR 4.3 million (EUR 1.1 million regarding the Telecinco Group) regarded trade payments on account which were classified as **intangible assets under formation and advances** at 31 December 2002.

Decreases totalling EUR 7.0 million mainly related to amortisation quotas, EUR 1.2 million of which regarding the consolidation of the Telecinco Group.

Concessions, licences, trademarks and similar rights include the following:

	30/06/2003	31/12/2002
Television rights	1,906.0	1,834.0
Trademarks	13.1	17.0
Concessions	-	-
Total	**1,919.1**	**1,851.0**

Television rights amounted to EUR 1,906.0 million, EUR 242.1 million of which regarding the consolidation of the Telecinco Group, and increased in the period for a total of EUR 294.9 million, EUR 99.5 million of which regarding the Telecinco Group.

On a like-for-like basis, increases in the period amounted to EUR 195.5 million (EUR 310.1 million in the first half of 2002) and regarded purchases made during the period for EUR 171.3 million and advance payments previously made to suppliers, whose contracts were finalised or production was completed during the period, and classified under ***intangible assets under formation and advances*** at 31 December 2002, for EUR 24.2 million. As to purchases, it should be noted that EUR 29.0 million refers to acquisitions made by the subsidiary company Medusa Film S.p.A., while advances to suppliers include EUR 10.1 million always relating to contracts with Medusa Film S.p.A.

During the six months, increases regarding the Telecinco Group amounted to around EUR 99.5 million and refer to purchases of television rights for EUR 68.9 million and the capitalisation of advance payments classified last year under ***intangible assets under formation and advances*** for EUR 30.5 million.

Overall decreases for the period of EUR 452.1million were due to amortisation quotas and write-downs totalling EUR 449.1 million (EUR 342.9 million in the first half of 2002), EUR 83.6 million of which regarding the Telecinco Group, and to the cancellation of prior year contracts of EUR 3.0 million.

Rights that have not come into effect at 30 June 2003 amount on the whole to around EUR 302.1 million (around EUR 435.8 million at 31 December 2002).

In addition, around EUR 1.5 million (EUR 2.8 million at 31 December 2002) of rights remain from the transfer of the business activity of Reteitalia S.p.A., the value of which was based on a special appraisal prepared at the time of the transfer.

Trademarks, which amount to EUR 13.1 million, EUR 1.0 million of which regarding the Telecinco Group, include the trademarks of the three Mediaset networks, television production trademarks as well as the "Jumpy" trademark, that was recorded in 2001, following the purchase of the business unit of Jumpy S.p.A. concerning the publishing activities of the portal with the same name, at the cost corresponding to the value determined based on an out-of-court estimate made by an independent expert aimed at attributing an analytical value to the purchased assets and liabilities. This trademark is amortised over 120 months, based on its estimated future useful life.

Decreases in the period, totalling EUR 5.0 million, refer to amortisation quotas.

The revaluation of the trademarks of Canale 5, Italia 1 and Retequattro by the subsidiary company R.T.I. S.p.A. at 31 December 2000 according to Law no. 342/2000 is reversed in the consolidated financial statements as is described in the section of these Notes devoted to ***valuation criteria and accounting principles – Additional information***.

Goodwill, which amounts to EUR 12.4 million, includes EUR 10.3 million for the goodwill of publishing activities of the on-line "Jumpy" portal, recorded based on the independent appraisal above and amortised over 120 months starting from the registration date, and EUR 2.1 million for the goodwill generated following the transfer of the business activity of Reteitalia S.p.A. to Mediaset S.p.A., which took place in 1993. The latter is registered at the cost determined based on the relevant appraisal and is amortised over 10 years, reflecting its future useful life, considering the possibility of using over time the know-how of the transferred company in the purchase and use of television rights.

Decreases for the year, totalling EUR 2.7 million, refer to the amortisation quotas of goodwill, calculated on a straight-line basis, over 120 months starting from their record date.

Intangible assets under formation and advances, amounted to EUR 211.7 million at 30 June 2003 (EUR 132.4 million at 31 December 2002), EUR 55.3 million of which regarding the Telecinco Group. They mainly consist of advance payments made to suppliers for the acquisition of rights, advances paid for dubbing services, for options on the completion of programmes and production start-ups. This item includes EUR 34.7 million (EUR 38.8 million at 31 December 2002), paid to Medusa Film S.p.A., a Fininvest Group company operating in the film distribution industry, under contracts which will see Mediaset Group acquire exclusive rights to films made and distributed by Medusa Film S.p.A. The price of these rights is contractually determined based on elements connected to the box-office takings of single films in Italian movie theatres.

Increases regarding the Telecinco Group totalled EUR 23.7 million and are almost entirely attributable to advances paid to suppliers of rights and advances paid for the production of television series.

On a like-for-like basis, increases during the period, which totalled EUR 56.1 million (EUR 95.5 million at 31 December 2002) primarily consisted of advances paid to suppliers of rights and advances paid for the production of long serial dramas (EUR 24.5 million). Medusa Film S.p.A. received advances for EUR 6.0 million.

Decreases amounted to EUR 63.0 million as a whole, and mainly resulted (EUR 57.1 million) from completion of productions and the finalisation of contracts under negotiation at 31 December 2002; these balances were reclassified to ***television rights***. The amount of decreases attributable to the Telecinco Group is of EUR 30.5 million.

Other intangible assets, which totalled EUR 5.3 million at 30 June 2003 (EUR 5.6 million at 31 December 2002) mainly regard improvements to leased assets.

Increases in the period, equal to EUR 0.8 million, are mainly attributable to works carried out on television posts, recording studios and leased premises.

Decreases, totalling EUR 1.1 million, are entirely due to amortisation during the period.

Differences arising from consolidation equal to EUR 332.1 million include, net of amortisation, the difference between the book value and the corresponding shareholders' equity of consolidate companies insofar as it could not be attributed to specific fixed assets.

The change over 31 December 2002, equal to EUR 320.0 million, is attributable for EUR 321.9 to the full consolidation of the Telecinco Group, which occurred for the first time in 2003. This change is the result, for EUR 230.9 million, of the purchase of a 12% stake in the share capital of Publiespana S.A. and Gestevision Telecinco S.A and for EUR 112.6 million to the reclassification under *Differences arising from consolidation* of the goodwill included in the value

of companies in which stakes were held which were valued by the net equity method until 31 December 2002 and for EUR 21.6 million to the relevant period amortisation quotas. Such a change also includes purchases made by Group companies of minority interests in companies already controlled by the Group for EUR 0.1 million and the relevant period amortisation quotas for EUR 2.1 million.

Tangible fixed assets

The change over the same period of the previous year is related to both the consolidation of the Telecinco Group and the expansion of the signal broadcasting network and the process of updating technical equipment used in television studios. The main purchases regard the following asset categories:

- buildings: EUR 0.5 million;
- plant and machinery: EUR 4.0 million, EUR 1.3 million of which regarding the Telecinco Group;
- industrial and commercial equipment: EUR 1.2 million, EUR 0.3 million of which regarding the Telecinco Group;
- other tangible fixed assets: EUR 2.7 million, EUR 1.4 million of which regarding the Telecinco Group.

The effect arising from the consolidation of the Telecinco Group relates to the following asset categories:

- buildings: EUR 32.4 million;
- plant and machinery: EUR 17.0 million;
- industrial and commercial equipment: EUR 5.7 million;
- other tangible fixed assets: EUR 8.0 million;

Decreases for the period regarding these categories totalled EUR 29.6 million, and mainly resulted from depreciation for the period, totalling EUR 28.8 million, and disposals equal to EUR 0.4 million.

Fixed assets under construction and payments on account amounted to EUR 13.9 million, with a net increase of EUR 2.1 million in the period. This increase is due to the contribution to the consolidation of the Telecinco Group for EUR 0.8 million.

Financial fixed assets

Investments

The following investments are valued by means of the equity method:

	30/06/2003	31/12/2002
Affiliated companies:		
Gestevision Telecinco S.A.	-	230.9
Publiespana S.A.	-	43.2
Multipark Madrid	2.7	-
GSMBOX Espana	1.1	-
Fascino P.G.T. S.r.l.	6.6	4.7
Europortal Jumpy Espana S.A.	0.3	-
Aprok Imagen S.L.	0.6	-
Publieci Television S.A.	0.6	-
Canal Factoria de Fiction S.A.	0.2	-
Titanus Elios S.p.A.	9.0	8.9
Premiere Multiplex S.A.	0.1	-
Other companies:		
Albacom S.p.A.	48.7	68.0
Total investments recorded using the net equity method	**69.9**	**355.7**

The main changes which occurred in this period are the following:

- the new consolidation criteria of companies Gestevision Telecinco S.A. and Publiespana S.A., i.e. passing from the valuation by means of the net equity method to a line-by-line consolidation, with an overall effect of EUR 274.1 million;
- the inclusion among financial fixed assets of investments in affiliated companies held by companies belonging to the Telecinco Group, whose overall balance at 30 June 2003 amounted to EUR 5.6 million and refers to the following:
  - Multipark Madrid S.A.: producer of audio-visual and interactive contents for television;
  - Aprok Image S.L.: deals with press agency operations;
  - Canal Factoria de Ficcion S.A.: digital channel specialised in broadcasting Spanish and foreign drama;
  - Europortal Jumpy Espana S.A: develops Internet contents and has the exclusive rights for the management and development of Telecinco website;
  - GSMBOX Espana S.A.: vertical portal devoted to mobile telephone services, SMS messages and the Internet;
  - Premiere Megaplex S.A.: manages its own cinema theatres;
  - Publieci Television S.A.: manages the direct selling of products and services in exchange for goods;
- the purchase of a 10% stake in Fascino PGT S.r.l. share capital, for a total amount of EUR 1.9 million.

For a more detailed analysis of changes in investments, see both the comments to the income statement for the effects of the valuation by the net equity method and the table of changes in financial fixed assets for the effects arising from the consolidation of the Telecinco Group.

The following investments are valued at cost:

	30/06/2003	31/12/2002
Subsidiaries		
Publieruos Ltd.	5.4	5.4
Publieruos Ltd.	0.1	0.1
Affiliated companies:		
Consorzio Aeromobili Fininvest	0.2	0.2
Veleno S.p.A.	1.0	1.0
Other	0.1	0.1
Other companies		
Holding di Partecipazioni Aziendali S.p.A. (HOPA)	96.4	96.4
Euromedia Luxembourg Two S.A.	5.4	5.4
Other	2.1	0.7
Total investments valued at cost	**110.7**	**109.3**

The main change which occurred in the first half of the year is the inclusion in financial fixed assets of the equity investments registered at cost and belonging to the Telecinco Group, whose overall balance at 30 June 2003 is equal to around EUR 1.0 million.

As already mentioned in the financial statements at 31 December 2002, the value of the 2.73% equity investment in HOPA S.p.A., equal to EUR 96.4 million and supported during the acquisition by an appraisal establishing it as an appropriate value, drafted by an independent expert, resulted higher by EUR 22.8 million with respect to the corresponding quota of shareholders' equity resulting from HOPA consolidated financial statements at 31 December 2002. The book value at 30 June 2003 is maintained in the financial statements also in consideration of the positive results achieved in the six month period by the company.

Attached is a list indicating the information required for each subsidiary and affiliated company by current regulations on consolidated financial statements.

Further information about investments during the period can be found in the Report on Operations.

Receivables

This item includes medium and long-term receivables to which no value adjustments have been made.

Receivables from affiliated companies, equal to EUR 1.7 million, refer to a loan granted to affiliated company Premiere Megaplex S.A.

Receivables from other companies amounted to EUR 5.3 million al 30 June 2003 (EUR 5.3 million at 31 December 2002), include EUR 1.8 million in guarantee deposits made for leases and utilities and EUR 3.5 million due from taxation authorities for advance taxation paid on the provision for employee severance indemnity. Of the total balance, EUR 4.9 million is due after more than one year.

Current assets

Inventory

At the end of the period, this item consisted of:

	Gross	Write-downs	30/06/2003 Net Value	31/12/2002 Net Value
Raw and ancillary materials, consumables	4.2	(3.1)	1.0	0.5
Work-in-progress and semi-finished products	2.8	-	2.8	2.4
Contracts in progress	-	-	-	18.7
Finished products and goods	15.0	(3.8)	11.3	11.9
Advences	-	-	-	-
Total	**22.0**	**(6.9)**	**15.1**	**33.5**

Raw materials, consumables and supplies primarily include spare parts for radio and television equipment. The write-down concerns slow-moving items, whose value has been adjusted in order to bring it in line with their estimated realisable value.

Work in progress and semi-finished products primarily consist of screenplays and television productions in progress.

Current work in progress at 31 December 2002 regarding television productions made to order, has been the object, during the six month period, of trading operations and capitalised under the item "rights".

Finished goods and products primarily include:

- television productions held by R.T.I. S.p.A. totalling EUR 8.1 million (EUR 8.7 million at 31 December 2002);
- television broadcasting equipment and equipment for system construction purposes totalling EUR 3.2 million (EUR 3.2 million at 31 December 2002).

Receivables

At the end of the year, this item could be broken down as follows:

	Balance at 30/06/2002			Balance at 31/12/2001
		Due		
	Total	within 1 year	after 1 year	
Receivables from customers	785.8	785.8	-	612.5
Receivables from subsidiaries	6.3	6.3	-	6.1
Receivables from affiliated companies	5.2	5.2	-	1.4
Receivables from parent company	12.3	12.3	-	12.8
Receivables from Fininvest Group and Mediolanum Group companies	10.3	10.3	-	9.1
Other receivables	441.2	441.2	-	327.2
Total	**1,261.1**	**1,261.1**	**-**	**969.1**

Trade receivables

	30/06/2003		
	Gross	Write-down	Net value
Receivables from customers due within one year	837.8	(52.0)	785.8
Receivables from customers due after one year	-	-	-
Total	**837.8**	**(52.0)**	**785.8**

Trade receivables relate for EUR 716.6 million net of the allowance for doubtful accounts, to the sale of advertising space (EUR 542.8 million at 31 December 2002), EUR 123.9 million of which regarding the Telecinco Group. The remainder, EUR 12.7 million of which regard the Telecinco Group, consists of receivables for the sale of rights and television productions and for the sale of radio and television equipment. No amounts receivable are due after 5 years.

The allowance for doubtful accounts above reflects adjustments to bring receivables in line with their estimated realisable value. During the six months, EUR 8.9 million of the allowance for doubtful accounts was utilised, mainly in respect of losses on receivables from advertising clients, while a further EUR 7.6 million was provided.

Receivables sold during the six months to factoring companies without recourse totalled EUR 170.3 million (EUR 282.2 million at 31 December 2002). Receivables not yet collected at 30 June 2003 amounted to EUR 71.9 million; none of these receivables was collected in advance.

Receivables due from subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

This item includes short-term receivables and may be analysed as follows:

	30/06/2003	31/12/2002
Receivables from subsidiaries	6.3	6.1
Receivables from affiliated companies	5.2	1.4
Receivables from parent company	12.3	12.8
Receivables from Fininvest Group and Mediolanum Group companies	10.3	9.1
Total	**34.1**	**29.4**

The above receivables, which do not include amounts due after more than one year, are all considered to be recoverable and, accordingly, no value adjustments have been made in respect of them.

Receivables due from subsidiary companies refer to advertising contracts with reference to Publieurope International Ltd. and for EUR 4.5 million to the loan granted to subsidiary company Epsilon TV Production S.r.l., already made at 31 December 2002

Receivables due from affiliated companies mainly regard the Telecinco Group with respect to its affiliated companies, for EUR 5.1 million and with respect to Fascino P.G.T. for EUR 0.1 million for advances on the making of television productions.

Receivables due from parent company, relating to Fininvest S.p.A., regard requests for compensation made by Group companies, under the guarantee issued by Fininvest S.p.A. to Mediaset S.p.A. and its subsidiary companies on 6 June 1996, equal to EUR 12.0 million, and recharged services amounting to EUR 0.3 million.

Receivables due from Fininvest Group and Mediolanum Group companies mainly relate to the sale of advertising and recharged services.

For a detailed breakdown of these items, please see the table covering relations with Fininvest Group and Mediolanum Group companies included in the Report on Operations.

Other receivables

This item is made up as follows:

	30/06/2003	31/12/2002
Due from taxation authorities	286.8	214.5
Advances to suppliers, temporary staff and agents	38.5	25.4
Advances to employees	2.4	1.1
Transfer of receivables	80.0	63.6
Other	33.5	22.6
Total	**441.2**	**327.2**

Receivables due from taxation authorities include EUR 187.8 million of tax payments regarding temporary differences between the value attributed to assets and liabilities for tax purposes, and that attributed to such assets and liabilities applying the criteria regarding statutory financial statements and adjustments from consolidation. Under article 81, clause 7 of the Regulation approved by means of CONSOB decision no. 11971 dated 14 May 1999 and subsequent modifications, the Group presented its period results before taxes, therefore deferred tax assets and liabilities for the period were not accounted for.

This item includes EUR 11.9 million of overpayments for direct taxes relating to prior years, EUR 11.1 million of which have been brought forward, and EUR 0.8 million for which rebates have been requested. These amounts are due after less than one year.

The balance also includes taxation paid on account equal to EUR 75.0 million; at 31 December 2002 for every company, advances paid were countered by the amount due for attributable tax.

Advances to suppliers, outside contractors and agents include advance payments made to advertising area consultants and suppliers amounting to EUR 4.3 million, to suppliers, artists and other professionals for television productions amounting to EUR 33.5 million (EUR 5.5 million of which regarding the Telecinco Group) and to sundry suppliers amounting to EUR 0.7 million.

Advances to employees consists primarily of sums advanced for business travel.

Factored receivables comprises the amounts due from factoring companies, following the sale of trade receivables without recourse, which had not been settled by the factoring company at the end of the six months' period.

Other receivables mainly include:

- EUR 20.7 million regarding the interest bearing loan given to Albacom S.p.A including the amount of interest accrued based on the financing agreement stipulated on 24 February 2003.
- EUR 1.1 million regarding a loan given in 2002 by the subsidiary company Mediaset Investment to the affiliated company Tv Breizh S.A.

The change in the six months is mainly attributable to payments made to Albacom S.p.A. for EUR 7.2 million.

Financial assets (which are not fixed assets)

Own shares

This item includes Mediaset S.p.A. shares purchased following the decisions taken by the General Meetings held on 20 April 2000, 9 April 2001 and 24 April 2002, according to which the Board of Directors is entitled by proxy to purchase up to a maximum of 30,000,000 shares (2.54% of the share capital). This proxy, valid until the approval of the financial statements at 31 December 2002, has been prolonged for a further year under the same terms.

The value of own shares owned at 30 June 2003 amounts to EUR 25.3 million (EUR 27.4 million at 31 December 2002) equal to 3,513,773 shares.

As to own shares owned intended for the Stock Option Plan approved by the Stock Option Plan Committee based on the decision taken by the General Meeting of 9 April 2001, equal to 3,069,000 shares, the book value is in line with the market value at 31 December 2002.

As for their remaining 444,773 shares, their value at 30 June 2003 is recorded net of a EUR 0.2 million write-down in order to adjust their book value to the market price at the end of June 2003.

During the six months, in order to stabilise the share trend, a total of 2,681,251 shares were purchased for EUR 19.7 million and 2,998,559 shares were sold for EUR 21.6 million. The economic effect of these operations generated net income amounting to EUR 0.5 million.

Other securities

This item amounts to EUR 170.3 million and includes:

- shares and bonds held by the subsidiary company Mediaset Investment S.a.r.l. and worth EUR 53.4 million net of a write-down of EUR 0.1 million to bring them in line with market value (EUR 57.2 million at 31 December 2002). The change is attributable to disposals of shares carried out in the six months.
- investment funds units of EUR 116.8 million (EUR 110.3 million at 31 December 2002), EUR 12.0 million of which regarding subsidiary company Gestevision Telecinco S.A. and EUR 104.8 (net of a write-down of EUR 0.2 million to bring them in line with market value), purchased by the subsidiary company Mediaset Investment S.a.r.l. and managed by the relative fund management company in which it has a stake. The change over the six month period refers to the disposal of shares by the fund management company.

Liquid funds

This item is made up as follows:

	30/06/2003	31/12/2002
Bank and postal deposits	290.0	203.7
Cash in hand and cash equivalents	0.1	0.1
Total	290.1	203.8

This item includes EUR 173.2 million regarding the consolidation of the Telecinco Group. The change in liquid funds, net of this increase, shows a decrease of EUR 86.9 million mainly attributable to the use of liquid funds for the purchase of the 12% stake in Gestevision Telecinco S.A. and Publiespana S.A.

Net financial position

The net financial position of the Mediaset Group at 30 June 2003, compared with the position at 31 December 2002, is as follows:

	30/06/2003	31/12/2002
Liquid funds	290.1	203.8
Financial assets and securities (which are not fixed assets)	198.8	189.8
Total financial assets	**488.9**	**393.6**
Due to banks	(786.9)	(559.7)
Due to other financial institutions:		
Factoring companies	(8.5)	-
Lease companies	(4.4)	(4.6)
Other	(3.5)	(0.1)
Total financial liabilities	**(803.3)**	**(564.4)**
Net financial position	**(314.4)**	**(170.8)**

Financial liabilities are shown above only for the purpose of reporting the net financial position of the Mediaset Group at 30 June 2003 and comparing it with that at 31 December 2002. For a more detailed analysis of changes, see the Report on Operations. The contribution of Telecinco Group to the overall net financial position of the Mediaset Group amounts to EUR 182.0 million. It should also be noted that the item **Securities and financial assets not classified as fixed assets** does not include own shares intended for the approved Stock Option Plans while it includes the interest bearing loan granted to subsidiary company Albacom S.p.A. for EUR 20.7 million registered under **Other receivables** and the receivable from subsidiary company Epsilon TV Production S.r.l. registered under **Receivables from subsidiary companies**.

Prepayments and accrued income

	30/06/2003	31/12/2002
Accrued income	2.3	1.7
Prepayments	15.5	8.8
Total	**17.8**	**10.5**

Accrued income is almost entirely attributable to the splitting into instalments on an accruals basis of the positive deadlines of hedging operations of foreign exchange risks existing at 30 June 2003.

Prepayments mainly relates bartering arrangements involving the subsidiary company Promoservice Italia S.r.l. for EUR 2.9 million, as well as rent payable, various services and insurance premiums not pertaining to the period.

(EUR millions)

Shareholders' equity

Movements in shareholders' equity are provided in an attachment as is a reconciliation of the shareholders' equity of Mediaset S.p.A. to consolidated shareholders' equity.

The main items making up shareholders' equity and the movements therein are as follows:

Share capital

At 30 June 2003, the share capital of the Mediaset Group, which is the same as that of the parent company, was fully subscribed and paid up and consisted of 1,181,227,564 shares with a par value of EUR 0.52 each for a total of EUR 614.2 million. No changes occurred in the period.

Share premium reserve

At 30 June 2003, the share premium reserve, which is the same as that of the parent company, amounted to EUR 739.7 million. No changes occurred in the period.

Legal reserve

At 30 June 2003 this reserve amounted to EUR 87.2 million (EUR 74.3 million at 31 December 2002). It increased by EUR 12.9 million during the period following the allocation of 5% of 2002 net profit of Mediaset S.p.A., as approved by the General Meeting held on 16 April 2003. This reserve is the same as that reported in the financial statements of the parent company.

Reserve for own shares

At 30 June 2003, the reserve for own shares amounted to EUR 25.3 million, (EUR 27.4 million at 31 December 2002), corresponding to the share value recorded in the item **Financial assets not classified as fixed assets,** in compliance with article 2357 of the Italian Civil Code. During the period, the company bought and sold 2,681,251 and 2,998,559 of its own shares, respectively.

Other reserves

At 30 June 2003 other reserves amounted to EUR 112.6 million (EUR 112.3 million at 31 December 2002); the increase of around EUR 0.4 million was mainly attributable to the following movements:

- withdrawal from the extraordinary reserve of EUR 1.7 million as decided by the General Meeting of 16 April 2003, to be added to the profit for the year, for the allocation of dividends;
- transfer of EUR 2.1 million to the extraordinary reserve from the reserve for own shares.

Other reserves also include EUR 8.9 million in capital grants (no change over 31 December 2002); taxes are deferred on 50% of the grants received and this portion of grants will be included in the income for the year if utilised for purposes other than to cover losses.

The remaining portion of the grants is taxed over ten years and is recorded here net of deferred tax.

Retained earnings

This item has increased following the retention of a portion of consolidated net profit for the year ended 31 December 2002 and decreased due to dividends paid during the period (EUR 247.4 million).

Profit for the year

This item includes the net profit for the period from 1 January to 30 June 2003, equal to EUR 393.5 million.

Shareholders' equity and reserves attributable to minority interests

The make up of this item and movements therein, are set out below:

	30/06/2003	31/12/2002
Share capital and reserves	182.1	1.5
Gross profit/(loss) for the period	44.7	0.1
Total	**226.8**	**1.6**

The increase of Shareholders' equity and reserves and of the gross profit for the period refers almost exclusively to the effect arising from the consolidation of the Telecinco Group.

Provision for risks and charges

The make up of these provisions and movements therein are set out below:

	1/1/2003	Allocations	Uses	Other changes	30/06/2003
1. Provision for pension benefits and similar obligations	0.5	-	-	-	0.5
2. Provision for taxation:					
deferred taxes	-	-	-	-	-
current taxes	-	-	-	-	-
3. Other provisions	37.1	16.3	(21.1)	63.0	95.3
Total	**37.6**	**16.3**	**(21.1)**	**63.0**	**95.8**

(*) *Change to the consolidation area: this refers to the value at 1 January 2003 regarding the consolidation of the Telecinco Group.*

Reserves for retirement benefits and similar commitments (item 1) mainly consist of the supplementary social security reserve established pursuant to the supplementary corporate agreement stipulated on 4 July 1992 and incorporated in the supplementary corporate agreement of 13 January 1997.

With regard to contingent tax liabilities, no provision has been made in the consolidated financial statements in relation to events preceding 15 July 1996, the date Mediaset S.p.A. became listed on the stock exchange. All such liabilities are covered by a guarantee issued by Fininvest S.p.A., as is explained in the section ***contingent liabilities guaranteed by the parent company***.

With reference to the notices of assessment regarding 1995 and 1996, dealing with the acquisition of television rights made in 1994 and 1995, that were recorded in the financial

statements at 31 December 2001 and 2002, it is worth noting that Mediaset S.p.A. decided to make use in the first six months of 2003 of the amnesty procedures envisaged by Law 298/2002, and settled the relevant notices of assessment and the official records of verification. Though confident that these operations were made in full compliance with the law and that a court would accept the company's defence, Mediaset S.p.A together with other Group companies decided to make use of this regulation which is an opportunity for all taxpayers and whose effect is the immediate and final cancellation of uncertainties which are inevitably connected to controversies on complex issues such as those which form the object of this controversy. In addition, the acceptance of the amnesty was made following an invitation from the parent company Fininvest S.p.A., that would have borne charges regarding the guarantee of 6 June 1996. The parent company had previously communicated to Mediaset S.p.A. and to its subsidiary companies that the decision not to make use of the tax amnesty would imply, in the event of loss before the court, a limitation to its non conditional obligations to indemnification deriving from the guarantee above to the limit corresponding to the charge deriving from the acceptance of the tax amnesty procedure. In the light of the above, the charges deriving from the acceptance of the procedure above, amounting on the whole to EUR 39.0 million, are covered by the Fininvest guarantee of 6 June 1996.

"***Other reserves***" (item 3) mainly consist of the following:

The purpose of the *reserve for litigation risks,* totalling EUR 28.1 million, is to cover likely liabilities resulting from lawsuits involving compensation requested for defamation or the violation of personal rights, sanctions imposed by the Regulatory Authority and compensation for damages. The outcome of these lawsuits is uncertain and, accordingly, the amount provided represents a prudent estimate of the potential liability. This value includes the effect arising from the consolidation of the Telecinco Group for EUR 20.7 million (EUR 19.5 million at 31 December 2002) and mainly refers to provisions allocated for lawsuits under way with respect to the determination of fees requested by some category associations. On a like-for-like basis, the amount of this provision equals EUR 7.4 million (EUR 7.0 million at 31 December 2002).

The *reserve for ongoing disputes with employees and social security institutions*, totalling EUR 8.9 million, refers to disputes whose outcome, at the time being, is uncertain and, therefore, the amount provided represents a prudent estimates of the potential liability. The amount provided during the year relates to social security disputes, the amount expected to be paid to employees and other staff in the form of settlements and damages arising under claims not covered by the guarantee issued by Fininvest S.p.A. on 6 June 1996, as examined elsewhere in these explanatory notes. The effect of the consolidation of the Telecinco Group equals EUR 2.3 million. On a like-for-like basis, this provision amounts to EUR 6.6 million (EUR 6.5 million at 31 December 2002).

The *reserve for contractual risks and charges* totals EUR 27.1 million. The most significant elements of this reserve include the amount provided in respect of the risk that artistic resources will be under-utilised compared to contractual provisions and amounts provided in respect of possible disputes with suppliers of rights and bad debts in the form of goods (resulting from the sale of advertising under bartering arrangements). The effect arising from the consolidation of the Telecinco Group amounts to EUR 10.0 million. On a like-for-like basis, this provision amounts to EUR 17.1 million (EUR 17.1 million at 31 December 2002).

The *provision for miscellaneous risks and charges* totals EUR 31.2 million (EUR 6.5 million at 31 December 2002). The effect arising from the consolidation of the Telecinco Group is of EUR 24.8 million. On a like-for-like basis this provision amounts to EUR 6.4 million.

The main decrease of this provision equal to EUR 0.4 million is represented by the use of the fund allocated on 31 December 2002 to reflect losses exceeding shareholders' equity of affiliated company Press TV S.p.A. for the payment made during the period to cover such losses. Provisions for the year totalled EUR 1.3 million, EUR 0.3 million of which refers to the provision, prudentially allocated by subsidiary company Mediaset Investment S.a.r.l., to balance pro-quota losses accrued at 30 June 2003 regarding the equity investment in TV Breizh S.A., considered as long-lasting based on currently available corporate plans. This write-down was allocated to a specific provision for risks since the value of the investment had already been zeroed last 31 December 2002.

It should be noted that, with respect to the Stock Option Plan assigned in 2002 which granted option rights for the purchase of 2,626,000 Mediaset S.p.A. shares, rights that could be exercised following the approval of the financial statements at 31 December 2002, specific hedging operations were made, whose valuation did not make it necessary to make any allocation in this half year.

As for the pending controversy with the company Editorial Planeta S.A., it should be noted that, as already said in the financial statements at 31 December 2001, on 28 November 2001 this company summoned Mediaset S.p.A. and Mediaset Investment S.a.r.l. before the Civil Court of Madrid claiming compensation for damage (which however have not been determined yet) allegedly suffered by Planeta with reference to the negotiations for the purchase of a 5% stake in Gestevision Telecinco S.A. and Publiespana S.A. held by the Planeta Group, negotiations which took place in the second half of 2000. Mediaset S.p.A. and Mediaset Investment S.a.r.l. appeared before the court on 13 December contesting Planeta's claims and proposing a preliminary exception whereby the competence of Spanish Courts in setting the controversy was challenged. This preliminary exception was accepted by the Court of Madrid that, with a warrant issued on 2 April 2002, denied its competence in ruling the claim and condemned Planeta to pay court costs. Planeta filed an appeal against this decision. Therefore, according to authoritative legal advice and based on the evolution of the procedure so far, with reference to this controversy, it was decided – as occurred on 31 December 2002, to make no provisions at 30 June 2003.

It should also be noted that, also for the types of risks specified in item 3, no provisions have been made for potential charges and liabilities regarding events prior to 15 July 1996 as these are covered by the guarantee issued by Fininvest S.p.A..

Employee severance indemnity

Changes in this provision during the period were as follows:

Balance at 1/1/2003	**100.5**
Amount accrued and charged to income statement	8.2
Indemnities paid during the period and changes in the consolidation area	(3.9)
Balance at 30/06/2003	**104.8**

Payables

Details of the make-up of this item, together with movements therein, are provided below:

Due to banks

Amounts due to banks are analysed as follows:

	Balance at 30/06/2003				Balance at 31/12/2002
		Due			
	Total	within 1 year	1-5 years	after 5 years	
Payables without collateral:					
credit lines	779.0	479.0	300.0	-	549.9
overdraft	7.6	7.6	-	-	9.5
easy-terms loans	0.3	0.1	0.2	-	0.3
Total	**786.9**	**486.7**	**300.2**	**-**	**559.7**

The change over 31 December 2002 mainly refers to new contracts stipulated with major banks regarding credit lines totalling EUR 230.0 million. In particular, there remains a five year financing contract stipulated at the end of 2002 with a group of major national banks for an overall amount of EUR 300.0 million. It should also be noted that, with respect to the medium term loan above, there is a hedging contract on the risk of change in the interest rate.

Due to other financial institutions

Amounts payable to other financial institutions totalled EUR 16.4 million at 30 June 2003 (EUR 4.6 million at 31 December 2002), and refer to payables to factoring companies without recourse for EUR 8.5 million, and to payables to leasing companies regarding real estate leased for the television group, EUR 3.6 million of which of a long term nature.

This item includes 3.2 million regarding the Telecinco Group for "easy" loans.

Advance payments received

This item, totalling EUR 5.3 million at 30 June 2003 (EUR 21.4 million at 31 December 2002), EUR 3.1 million of which regarding the consolidation of the Telecinco Group, consists of both advance payments received from customers for advertising services to be provided and advance payments for the development of television productions.

Trade accounts

The main component of this item, which at 30 June 2003 totalled EUR 614.3 million, EUR 162.8 million of which regarding the consolidation of the Telecinco Group, and the main changes since 31 December 2002 are analysed below:

	Balance at 30/06/2003				Balance at 31/12/2002
	Total	Due within 1 year	Due 1-5 years	Due after 5 years	
Trade payables	614.3	580.9	33.4	-	618.2
Total	**614.3**	**580.9**	**33.4**	**-**	**618.2**

- payables for the purchase of rights totalling EUR 300.6 million (EUR 393.9 million at 31 December 2002), EUR 73.9 million of which regarding the Telecinco Group. This items includes a long-term element of EUR 33.4 million regarding the purchase of rights that have not yet taken effect;
- payables for the making of television production and to free-lance artists and professionals of the television group totalling EUR 247.2 million (EUR 162.0 million at 31 December 2002). The amount regarding the consolidation of the Telecinco Group is EUR 83.7 million;
- payables to agencies and miscellaneous suppliers of the advertising group totalling EUR 43.1 million (EUR 44.2 million at 31 December 2002), EUR 5.2 million of which regarding the Telecinco Group;
- payables for the purchase of miscellaneous goods and technical services totalling EUR 23.4 million (EUR 18.1 million at 31 December 2002).

Due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies

Amounts due to subsidiary companies, affiliated companies, parent company and Fininvest Group and Mediolanum Group companies are analysed below:

	Balance at 30/06/2003			Balance at 31/12/2001
	Total	Due within 1 year	Due after 1 year	
Due to subsidiaries	1.6	1.6	-	1.5
Due to affiliated companies	4.4	4.4	-	8.5
Due to parent company	9.1	9.1	-	8.1
Due to Fininvest Group and Mediolanum Group companies	111.4	43.2	68.2	101.4
Total	**126.5**	**58.3**	**68.2**	**119.5**

Due to subsidiary companies

This item, which has basically remained the same as at 31 December 2002, is only comprised of trade payables to the indirect subsidiary company Publieurope International Ltd.

Due to affiliated companies

The balance at 30 June 2003, equal to EUR 4.4 million (EUR 8.5 million at 31 December 2002), includes trade payables to Fascino Gestione Teatro S.r.l. equal to EUR 3.4 million (EUR 8.2 million at 31 December 2002) for the making of television productions and amounts due to the

Consorzio Aeromobili Fininvest totalling EUR 0.2 million (EUR 0.3 million at 31 December 2002) and EUR 0.8 million regarding the Telecinco Group.

Due to parent company

At 30 June 2003, this sum consisted of EUR 0.2 to be paid to the parent company Fininvest S.p.A. because of recharged services, EUR 2.5 for the payment of agency rebates within the Fininvest guarantee, and EUR 6.3 million for refunds to Fininvest S.p.A. of amounts debited to the parent company and paid by it in previous years to companies belonging to the Mediaset Group in compliance with the guarantee released on 16 June 1996 and which, based on the joint recognition deed stipulated on 19 December 2002 with Fininvest S.p.A. turned out not to be due since they are not covered by the guarantee above.

Due to Fininvest Group and Mediolanum Group companies

Reference should be made to the table showing relations with Fininvest Group and Mediolanum Group companies (included in the Report on Operations) for further analysis of this item.

Due to taxation authorities

This item may be analysed as follows:

	30/06/2003	31/12/2002
Withholding tax on employees' wages and salaries	8.9	9.1
Current taxes	38.8	57.9
VAT payables	27.7	-
Other payables	6.5	71.3
Total	**81.9**	**138.2**

The change over 31 December 2002, equal to EUR 57.0 million is almost entirely attributable to the payment of the substitute tax on the capital gain generated by the transfer of RTI S.p.A. business unit to Elettronica Industriale S.p.A.

Due to social security institutions

This item relates to year-end liabilities towards social security institutions for employer and employee social security contributions on wages and salaries for June.

The balance at 30 June 2003 was analysed as follows:

	30/06/2003	31/12/2002
INPS	4.8	3.4
ENPALS	5.4	4.8
INPDAI e INPGI	0.9	2.0
FASI and FASDAC	0.1	0.1
Other	2.9	2.3
Total	**14.1**	**12.6**

The balance at 30 June 2003 includes , in the item "*Others*" 1.1 million regarding the Telecinco Group for amounts payable to the Spanish Social Security.

Other sums payable

This item may be analysed as follows:

	30/06/2003	31/12/2002
Personnel (holidays, Christmas bonus, etc.)	26.0	20.2
Employees	19.7	15.5
Participants in games and quiz shows	0.9	4.4
Emoluments to Directors and Statutory Auditors	1.0	0.9
Other	14.2	7.5
Total	**61.8**	**48.5**

Amounts due to employees include EUR 6.5 million for incentives accruing but not yet paid (EUR 12.0 million at 31 December 2002). Payables regarding the Telecinco Group amount to EUR 4.3 million.

Other sums payable primarily include:

- EUR 5.1 million (EUR 3.0 million at 31 December 2002), regarding advance payments on options;
- EUR 2.9 million (EUR 2.9 million at 31 December 2002), regarding the unpaid portion of share capital to the affiliated company Euromedia Luxembourg Two S.A.;
- EUR 7.2 million regarding payables to shareholders for dividends to be paid regarding dividends distributed and not yet received by minority shareholders at 30 June 2003.

Accruals and deferred income

At 30 June 2003 this item was analysed as follows:

	30/06/2003	31/12/2002
Accruals:		
forex	3.3	2.7
other accruals	10.8	0.8
Total accruals	**14.1**	**18.3**
Deferred income:		
long-term rentals	8.4	10.3
other deferred income	2.4	1.8
Total deferred income	**10.8**	**12.1**
Total	**24.9**	**30.4**

The balance of the item *other accruals* includes EUR 9.2 million regarding the annual fee for television concessions.

(EUR millions)

Personal sureties given

At 30 June 2003 the Group had outstanding guarantees given to third parties and on behalf of affiliated companies totalling EUR 25.1 million (EUR 25.1 million at 31 December 2002), of which EUR 21.4 million (EUR 21.4 million at 31 December 2002) were non-bank sureties referring to the guarantee issued in favour of Milan VAT office following the VAT surplus.

Commitments

The main commitments of the Mediaset Group companies may be summarised as follows:

- long-term commitments mainly relating to contracts for the rental of satellite channels. These contracts have various duration times and will involve outlays totalling around EUR 173.9 million (EUR 68.7 million at 31 December 2002);
- commitments for artistic services, television productions and press agency agreements totalling around EUR 66.9 million (EUR 86.2 million at 31 December 2002), EUR 10. 5 million of which regarding the production of long serial dramas;
- commitments to acquire rights totalled EUR 940.0 million, EUR 312.8 million of which regarding commitments for the purchase of rights entered into by the Telecinco Group. On a like-for-like basis, these future commitments total around Eur 627.2 million (EUR 505.5 million at 31 December 2002) and refer to "volume deal" contracts that the Mediaset Group has entered with several major US studios to guarantee the availability of their films and television productions. These contracts ensure that the Group can maintain a level of investments in line with the Group's strategy to strengthen its library. It is worth noting also that EUR 77.9 million regard commitments with the subsidiary company Medusa Film S.p.A.;
- commitments for financial foreign currency operations to hedge the exchange risk, and for the purchase and sale of securities, totalling EUR 557.9 million (EUR 505.4 million at 31 December 2002);
- commitments for long-term leases and rents totalling EUR 51.5 million (EUR 32.9 million at 31 December 2002);
- commitments for the purchase of new equipment, works and supplies to the company offices totalling EUR 9.3 million (EUR 4.7 million at 31 December 2002);
- commitments for the purchase of equity investments totalling EUR 200.0 million (EUR 476.0 million at 31 December 2002). These commitments reflect the minimum amount to pay to ICE Finance B.V. in the event the put option granted by Mediaset S.p.A. is exercised, which refers to a 10% stake in the share capital of Publiespana S.A. and Gestevision Telecinco S.A. held by this company. This right can be exercised by ICE Finance B.V. until 31 December 2005 and can be prolonged until 31 December 2007 at a price that will be the higher between EUR 200 million and the market value as established by an independent appraisal. Under the agreements stipulated by Mediaset S.p.A. and ICE Finance B.V., this right of option cannot be exercised in the event Telecinco is listed at the stock exchange. With respect to what had been recorded in the financial statements at 31 December 2002,

the EUR 276.0 million decrease regards the commitment entered into within the framework of the agreements signed on 18 December 2002 through the purchase of a 12% stake in the share capital of Publiespana S.A. and Gestevision Telecinco S.A., an acquisition which took place in the first half of 2003 following the coming into force of the new Spanish law on the television system and the obtainment of the authorisation from the European antitrust commission;

- Commitments for the purchase of business units and television broadcasting systems totalling EUR 8.9 million (EUR 5.0 million at 31 December 2002) regarding contracts stipulated with local companies in the light of the start of the experimentation of digital technology operations;
- Commitments totalling EUR 21.8 million regarding payments still to be made to Albacom S.p.A., a company in which a stake is held, under the financing agreements stipulated on 24 February 2003.

Contingencies

Contingencies include around EUR 1.8 million in equipment owned by third party companies which is stores at Mediaset Group companies (EUR 2.2 million at 31 December 2002).

At 30 June 2003, there were also EUR 0.3 million of discounted bills (EUR 0.5 million at 31 December 2002).

Additional information

As already mentioned at 31 December 2002, within the framework of the agreement stipulated on 6 December 2002 between Mediaset S.p.A. and Fingruppo Holding S.p.A., Mediaset has, for an amount of EUR 40,000, an unconditional put option with Fingruppo of its 2.73% stake, corresponding to 37,289,973 shares, held in HOPA S.p.A. for an amount of EUR 1.33 and EUR 1.44 per share, respectively, that varies according to the different period of exercise which, in any case, shall not be after January 2008. Mediaset also has an irrevocable and unconditional put option for 80 million Olivetti S.p.A ordinary shares at an exercise price that had initially been fixed at EUR 1.7 per share (number of shares and price which, because of the merger between Olivetti S.p.A. and Telecom Italia S.p.A. will be adjusted in order to maintain the value of the overall amount). This option can be exercised by December 2007 and refers to the right acquired within the framework of the agreements above by Holinvest S.p.A., a subsidiary company of HOPA S.p.A.

It should also be noted that the hedging contract on the change of interest rates regarding the medium-term loan, already commented under item D/3 "Due to banks", commits Mediaset to pay specific amounts at specific dates based on the difference between the variable rate with which the loan was stipulated and the fixed rates determined by the hedging plan of the hedging tool.

Potential liabilities counter-guaranteed by the parent company Fininvest S.p.A.

The guarantee issued on 6 June 1996 by Fininvest S.p.A. to the benefit of Mediaset S.p.A. and its subsidiary companies in connection with the public offering for the sale and subscription of shares of Mediaset S.p.A., expired on 31 December 2002.

As already mentioned in the annual report at 31 December 2002, on 19 December 2002 a joint recognition deed was stipulated, under which Fininvest undertook to hold harmless and

indemnify Mediaset S.p.A. and its subsidiary companies also after this deadline, until the consequences on the income statement and balance sheet are over of the events covered by guarantee which occurred within 31 December 2002 and communicated to Fininvest by 31 January 2003. It was also determined that, with respect to potential tax and criminal liabilities originated by events covered by the guarantee, also those losses will be indemnified which result from any subjective or objective extensions that may emerge after 31 December 2002.

(EUR millions)

Value of production

Revenues from sales and services

The break-down of revenues from sales and services is as follows:

	1st half 2003	1st half 2002
Television advertising	1,511.2	1,202.5
Printed advertising	1.3	0.6
Other advertising revenues	18.3	25.4
Rental of rights/programmes	10.6	10.2
Marketing of rights and television products	38.7	30.6
Sale of merchandise	3.0	3.5
Construction and maintenance of television equipment	8.6	8.2
Publishing revenues	1.8	0.9
Other	15.2	1.1
Total	**1,608.7**	**1,283.0**

Revenues from the sale of *television advertising* consist of:

- revenues from the sale of advertising slots on the three national television networks, totalling EUR 1,203.5 million, net of agency discount, over EUR 1,195.8 million in the first half of 2002, with a 0.6% increase;
- revenues from the resale of television time in exchange for goods carried out by Promoservice Italia S.r.l. Such revenues amounted to EUR 9.1 million (EUR 6.7 million in the first half of 2002);
- revenues from the sale of advertising slots on the Spanish television Telecinco by Publiespana S.A. and Publimedia S.A., net of agency discounts, for EUR 298.6 million.

Revenues from the sale of *printed advertising* entirely consist of the resale by Promoservice Italia S.r.l. and Publimedia Gestion S.A. of advertising space acquired from third party publishers.

Other advertising revenues mainly consist of advertising bill posters and sponsorships, as well as revenues from advertising on own Internet sites and theme channels made by the Group and commercial services regarding teletext.

Revenues from *rental of rights/programmes* were mostly earned from the distribution of schedules for theme channels to the digital platforms.

The item *sale of rights and television products* comprises the following:

- revenues from the sale to Stream S.p.A., equal to EUR 30.3 million (EUR 28.2 million in the first half of 2002) of sports and entertainment rights, mainly regarding a few *Champions League* matches;
- revenues from the sale and distribution of rights by the Telecinco Group, equal to EUR 6.4 million.

Revenues from the *sale of goods* primarily relate to the sale of goods and services received from Promoservice Italia S.r.l. in exchange for advertising.

Revenues from *construction and maintenance of television equipment* relate to the sale of equipment by Elettronica Industriale S.p.A. to third party customers totalling around EUR 1.9 million (EUR 1.3 million approx. in the first half of 2002) and sales and maintenance of television equipment to the Telepiù Group for around EUR 6.7 million (EUR 6.8 million approx. in the first half of 2002).

Revenues from *publishing operations* refer to the monthly magazine *MT - La macchina del tempo* and from the first half of 2003 include EUR 1.0 million regarding the Telecinco Group.

"*Other revenues*" mainly include:

- revenues regarding the Telecinco Group, resulting from the sale of information contents made by the Group company ATLAS for EUR 3.2 million;
- revenues from royalties regarding merchandising operations for EUR 2.0 million;
- revenues from telephone calls originated from interactive services with some television productions regarding both Mediaset networks and Telecinco totalling EUR 5.2 million;
- sale of multimedia contents to telephone companies for EUR 3.1 million.

Changes in the inventories of work in progress, semi-finished and finished goods

This item shows a positive balance of EUR 0.5 million, mainly as a result of changes recorded by R.T.I. S.p.A. in relation to television programmes produced, which are reflected as inventory until they are broadcast.

Own work capitalised

This item, totalling EUR 34.3 million, refers for EUR 28.4 million to cost cuts pertaining to long serial drama production and sit-coms (EUR 19.4 million in the first half of 2002) and for EUR 0.3 million (EUR 1.1 million in the first half of 2002) is due to cost capitalisation for the maintenance and operation of the signal broadcasting network. The effect arising from the consolidation of the Telecinco Group amounts to EUR 5.6 million and refers to the cost cuts pertaining to television series production.

Other revenues and income

This item is made up as follows:

	1st half 2003	1st half 2002
Lighting service	3.0	2.9
Compensation from Fininvest S.p.A.	0.5	1.6
Other	14.2	14.1
Total	**17.7**	**18.6**

Other income from the *lighting service* refers to the sub-let of television posts and the recharging of electricity costs to the Telepiù Group.

The item *compensation from Fininvest S.p.A.* consists of claims made to the parent company Fininvest S.p.A. in relation to liabilities (mainly lawsuits and related costs, settlements with personnel and tax amnesties) covered by the guarantee it issued on 6 June 1996.

The item *other* is primarily made up of recovery of costs.

The effect arising from the consolidation of the Telecinco Group is equal to EUR 2.1 million and is primarily made up of recovery of costs.

Cost of production

Raw materials, consumables and supplies

This item, which includes EUR 3.8 million regarding the Telecinco Group, can be broken down as follows:

	1st half 2003	1st half 2002
Raw, ancillary materials and supplies	6.7	6.4
Consumables	4.4	2.5
Advertising space	1.2	0.7
Other purchases	8.2	7.9
Total	**20.5**	**17.5**

The components of *raw materials, consumables and supplies* are as follows:

- purchases of EUR 6.1 million (EUR 5.5 million in the first half of 2002) from the company that manages the merchandise barter operations ;
- purchases of materials used for the construction of television devices and equipment for resale and purchases for the maintenance of the Group's own equipment, totalling EUR 0.6 million (EUR 0.9 million in the first half of 2002).

The main elements of *other purchases* are prizes for games and quiz shows for EUR 1.9 million (EUR 3.1 million in the first half of 2002) and purchases of materials for sets for EUR 5.3 million (EUR 3.9 million in the first half of 2002) EUR 1.3 million of which regarding the Telecinco Group.

Service costs

This item is made up as follows:

	1st half 2003	1st half 2002
Consultants, temporary staff and services	93.6	77.5
Emoluments to directors and statutory auditors	1.7	1.1
Fees and commissions	13.3	11.7
Trade associations	42.9	35.2
Production services	94.0	86.2
Purchases of television productions	39.6	-
Publishers' fees and "minimi garantiti"	10.5	17.1
Auditel	4.8	4.2
Advertising space and public relations	4.0	8.9
Maintenance costs	7.8	6.1
Travel expenses	6.6	5.3
Electricity, water and gas	6.2	5.3
Post and telephone expenses	5.6	3.7
EDP	8.7	8.2
Canteen, cleaning and security services	8.3	7.7
Research, training and other personnel expenses	0.7	0.5
Transportation and shipping	4.2	3.1
Bank charges and fees	0.8	0.6
Insurance	2.1	1.5
Other services	14.0	9.0
Total	**369.4**	**292.9**

The main items included in service costs are analysed below:

- *consulting, outside contractors and* services: this item includes EUR 14.7 million regarding the Telecinco Group. On a like-for-like basis the item mainly refers to artistic services for EUR 43.9 million (EUR 43.3 million in the first half of 2002), television filming for EUR 7.0 million (EUR 5.9 million in the first half of 2002) and journalism services equal to EUR 2.6 million (EUR 3.1 million in the first half of 2002);
- *emoluments to directors and statutory auditors*: include fees paid to directors totalling EUR 1.4 million (EUR 0.8 million in the first half of 2002) EUR 0.5 million of which regarding the Telecinco Group. Fees paid to statutory auditors amounted to EUR 0.3 million (EUR 0.3 million in the first half of 2002);
- *fees and commissions*: these entirely refer to fees paid to agencies and media centres in relation to the sale of advertising space and include EUR 2.7 million regarding the Telecinco Group;
- *professional associations*: these are the payments made to the associations for the use of intellectual property under their protection (SIAE/AFI/SCF/IMAIE/AISGE). The total amount includes the costs incurred in order to meet the rules regarding copyright (fair payment). This item includes EUR 8.3 million regarding the Telecinco Group;
- *purchase and creation of productions*: these increased by 47.4 million over the first half of 2002. The effect arising from the consolidation of the Telecinco Group is equal to EUR 45.6 million. On a like-for-like basis the period increase amounts to EUR 1.8 million;
- *publishers' fees and guaranteed minimums*: this item includes the rights mainly paid for bill poster advertising and sports sponsorships; the decrease in the first half of the year compared to the same period of the previous year is mainly due to the different modes of payment of costs and revenues envisaged by the new contract with the soccer national

team, under which Publitalia '80 from 2003 will receive net income on advertising sales achieved;

- *advertising space and public relations*: this item includes the purchase of advertising space by Publitalia '80 S.p.A. for bill posters in stadiums as well as the purchase of advertising space from third party publishers to promote the Group's activities.

Leasing and rental

This item may be analysed as follows:

	1st half 2003	1st half 2002
Real estate rentals	12.7	11.6
Royalties	6.1	8.6
Signal broadcasting and transmission	11.7	8.4
Rentals and leases	31.1	15.4
Total	**61.7**	**44.0**

Real estate rentals include EUR 1.0 million regarding the Telecinco Group and consist of lease payments for the companies' premises and signal broadcasting stations.

Royalties primarily consist of licensing royalties regarding television productions amounting to EUR 3.8 million (EUR 3.6 million in the first half of 2002); this item also includes a market rate accrual for the use of the "Biscione" trademark owned by Fininvest S.p.A.

Signal broadcasting and transportation costs exclusively relate to charges paid by the Group for satellite rental.

Rent and leasing costs include EUR 14.2 million regarding the Telecinco Group and refer to costs paid for the use of studios, television equipment, motor vehicles and the rental of the broadcasting network by the Telecinco Group.

Personnel expenses

During the half year, the following changes occurred in the personnel levels of the Group companies:

Mediaset Group Workforce	01/01/2003	30/06/2003	Average
Managers	367	372	369
Middle managers	744	760	755
Office staff	4,040	4,007	4,019
Manual workers	7	10	8
Journalists	386	398	398
Total (without Epsilon Group)	**5,544**	**5,547**	**5,549**

It should be noted that at 30 June 2003 1,176 staff worked for companies belonging to the Telecinco Group, compared to 1,151 staff at 31 December 2002. On a like-for-like basis, personnel levels of the Mediaset Group have remained substantially unchanged since 31 December 2002.

On a like-for-like basis, personnel expenses for the workforce in the table above increased from EUR 157.6 million in the first half of 2002 to EUR 159.6 million in the first half of 2003, with an overall increase of EUR 2.0 million (1.3%) which is in line both with wage policies and

the impact of contract renewals. The effect on personnel expenses arising from the consolidation of the Telecinco Group is equal to EUR 32.0 million.

	1st half 2003	1st half 2002
Ordinary pay	105.4	79.5
Overtime	4.7	2.6
Special benefits	15.0	15.1
Christmas and summer bonuses	12.5	11.6
Accrued holiday pay	4.1	5.4
Total wages and salaries (without Epsilon Group)	**141.7**	**114.2**
Social security contributions	39.1	32.3
Employee severance indemnity	8.2	10.7
Pension benefits and similar obligations	0.3	-
Other expenses	2.3	0.5
Total personnel expenses (without Epsilon Group)	**191.6**	**157.6**

Amortisation, depreciation and write-downs

Details on the amortisation of intangible assets and the depreciation of tangible assets, as well as the relevant write-downs, are provided in the tables analysing the changes, and are commented upon in the section of these notes devoted to ***fixed assets***.

The effects arising from the consolidation of Telecinco resulted in an overall increase of amortisation, depreciation and write-downs of EUR 112.9 million, which can be broken down as follows:

- amortisation and write-downs of intangible fixed assets for EUR 84.9 million;
- amortisation of the difference arising from consolidation for EUR 21.6 million;
- depreciation and write-downs of tangible fixed assets for EUR 6.4 million.

The item ***provision for doubtful receivables*** represents the change for the year necessary to bring the value of receivables in line with their estimated realisable value.

Provisions for risks and other provisions

The most significant components of ***other provisions*** are accruals for risks regarding disputes with employees and litigation (which arose in the period following Mediaset S.p.A.'s market flotation and are, thus, not covered by the guarantee issued by Fininvest S.p.A.), and for risks and losses caused by the inability to recover contractually set artists' fees through television productions. The effect arising from the consolidation of the Telecinco Group amounts to EUR 1.9 million.

Sundry operating costs

This item may be analysed as follows:

	1st half 2003	1st half 2002
Television concession fee	9.2	9.3
Tax charges	1.3	1.0
Other	9.8	10.6
Total	**20.3**	**20.9**

Financial income and charges

This item may be analysed as follows:

	1st half 2003	1st half 2002
Income from equity investments		
Dividends	1.0	3.0
Other financial income:		
From receivables included in fixed assets	0.1	0.1
From securities included in current assets	5.9	4.7
Other income:		
Interest on bank accounts and deposits	1.8	2.6
Foreign exchange gains	48.4	43.8
Interest on trade receivables	0.1	0.2
Other	3.2	1.6
Total income	**60.5**	**56.0**
Interest and financial charges:		
Interest on short-term loans	(7.9)	(9.4)
Foreign exchange losses - third parties	(50.5)	(50.0)
Interest on advances and discount	(1.3)	(1.1)
Interest on trade payable	(0.1)	(0.1)
Other financial charges	(2.3)	(6.3)
Total charges	**(62.2)**	**(66.9)**
Total financial income and charges	**(1.7)**	**(10.9)**

Income from investments regards the "credit tax" reimbursement with respect to subsidiary company International Media Service Ltd

Other financial income includes the gains made with respect to stabilisation operations regarding the Mediaset stocks, equal to EUR 0.5 million (EUR 1.3 million in the first half of 2002) and profits regarding the management of cash invested in stocks and funds management companies held by subsidiary company Mediaset Investment S.a.r.l. for EUR 2.3 million.

The item ***other financial charges*** includes:

- write-down of own shares for EUR 0.2 million regarding the adjustment of the book value of own shares to market price;
- losses on the sale of securities held by Mediaset Investment S.a.r.l. for EUR 1.9 million regarding losses incurred on the disposal of stocks and funds.

Foreign exchange gains and foreign exchange losses resulted in a net loss of EUR 2.1 million (EUR 6.2 million loss in the first half of 2002). This negative balance is primarily attributable to the market assessment of exchange rate risk hedging existing at 30 June 2003 and to the appraisal of foreign exchange liabilities hedged.

Adjustment

s to the value of financial investments

Write-ups of investments

This item regards the valuation using the net equity method of investments in affiliated companies held by the Mediaset Group. The change over the same period of the previous year is mainly attributable to the full consolidation of the Telecinco Group.

This item, totalling EUR 0.5 million, includes:

- an income of EUR 0.4 million representing the change in the shareholders' equity of company Fascino PGT S.r.l.;
- an income of EUR 0.1 million representing the change in the shareholders' equity of company Titanus Elios S.p.A.;
- a charge of EUR 0.4 million representing the amortisation on the goodwill allocated to subsidiary company Fascino PGT S.r.l.;
- an income of EUR 0.4 million representing the change in the shareholders' equity of company Publieci Television S.A.

Write-downs of investments

This item primarily refers to the valuation of the investment in Albacom S.p.A. by means of the net equity method, of the investments in affiliated companies belonging to the Telecinco Group and the write-downs of the investments recorded at cost.

The balance at 30 June 2003, totalling EUR 22.0 million, primarily includes:

- the portion of losses of Albacom S.p.A. pertaining to the Group, equal to EUR 18.2 million;
- the portion of amortisation of Albacom S.p.A. goodwill, equal to EUR 1.1 million;
- the portion of losses of affiliated company Press TV, equal to EUR 0.4 million;
- an overall effect arising from the consolidation of the Telecinco Group equal to 1.9 million and mainly relating to the portion of losses regarding the affiliated company GSMBOX Espana S.A., equal to EUR 0.1 million and the relevant portion of amortisation, equal to EUR 0.7 million; the portion of losses regarding affiliated company Premiere Megaplex S.A., equal to EUR 0.1 million; the income of EUR 0.2 million represented by the change in shareholders' equity regarding affiliated companies Multipark Madrid S.A. and Aprok Imagen S.L. and the relevant portions of amortisation, equal to EUR 0.7 and 0.2 million, respectively, and last the portion of loss regarding the investment in affiliated company Europortal Jumpy Espana S.A., equal to EUR 0.2 million.

The item also includes the write-down of EUR 0. 3 million regarding the 12.93% stake held by subsidiary company Mediaset Investment S.a.r.l. in TV Breizh S.A.

The positive change over the same period of the previous year, equal to EUR 25.1 million, is mainly attributable to the write-down of the 2.28% stake held by subsidiary company Mediaset Investment S.a.r.l., that was included last year.

Extraordinary income and charges

The above item may be analysed as follows:

	1st half 2003	1st half 2002
Income:		
Gains on disposals	-	-
Out-of-period income	0.9	1.3
Charges:		
Losses on disposals	-	-
Out-of-period expenses	(1.9)	(1.5)
Income taxes for the previous years	(10.3)	(0.9)
Extraordinary income and (charges)	**(11.3)**	**(1.1)**

The item "*Income taxes regarding previous years*" includes EUR 8.4 million for charges paid by some Group companies that made use of the rules on tax amnesty envisaged by Law no. 289 dated 27 December 2002.

For the Board of Directors

the Chairman

The following attachments supplement the information provided in the notes to the financial statements, of which they form an integral part:

- analysis of changes in shareholders' equity at 30 June 2003;
- analysis of changes in intangible assets at 30 June 2003;
- analysis of changes in tangible assets at 30 June 2003;
- analysis of changes in financial assets at 30 June 2003;
- consolidated cash flow statement for the periods ended 30 June 2003 and 30 June 2002;
- reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the periods ended 30 June 2003 and 30 June 2002;
- list of companies included in the consolidated financial statements at 30 June 2003.

Analysis of changes in shareholders' equity at 30 June 2003

(EUR millions)

	Share capital	Share premium reserve	Legal reserve	Reserve for company's own shares	Other reserves	Retained earnings (accumulated losses)	Profit (loss) for the period	Total shareholders' equity
Balance at 31/12/2002	**614.2**	**739.7**	**74.3**	**27.4**	**112.2**	**537.3**	**362.0**	**2,467.1**
Issue:								
rights issue	-	-	-	-	-	-	-	-
bonus issue	-	-	-	-	-	-	-	-
Allocation of 2002 net income	-	-	12.9	-	(1.7)	350.8	(362.0)	-
Dividends paid on 2002 profits	-	-	-	-	-	(247.4)	-	(247.4)
Other changes:								
purchase/sale of own shares	-	-	-	(2.1)	2.1	-	-	-
changeover to EUR	-	-	-	-	-	(0.1)	-	(0.1)
capital contributions/other changes	-	-	-	-	-	-	-	-
Profit/(loss) for the period	-	-	-	-	-	-	393.5	393.5
Balance at 30/06/2003	**614.2**	**739.7**	**87.2**	**25.3**	**112.6**	**640.6**	**393.5**	**2,613.1**

Analysis of changes in intangible assets at 30 June 2003

(EUR millions)

	Opening balance at 31/12/02	Changes during the year					Closing balance at 30/06/03
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs	Changes in the consolidation area (*)	
Start-up and expansion costs	1.9	1.2	-	-	(0.6)	-	2.6
Research, development and advertising costs	1.4	0.1	(1.0)	-	(0.4)	1.3	1.4
Patents and intellectual property rights	13.5	4.5	4.3	(0.1)	(6.9)	3.0	18.4
Television rights	1,834.0	240.3	54.6	-	(449.1)	226.3	1,906.0
Brands	17.0	-	(0.1)	-	(4.9)	1.1	13.1
Concessions	-	-	-	-	-	-	-
Goodwill	15.1	-	-	-	(2.7)	-	12.4
Intangible assets in progress and advance payments	132.4	79.8	(63.0)	-	-	62.3	211.7
Other intangible assets	5.6	0.7	0.1	-	(1.1)	-	5.3
Differences arising from consolidation	12.1	231.0	-	-	(23.7)	112.6	332.1
Total	**2,033.0**	**557.7**	**(5.1)**	**(0.1)**	**(489.5)**	**406.7**	**2,503.0**

(*) Refers to the value at 1/1/2003 regarding the consolidation of the Telecinco Group

Analysis of changes in tangible assets at 30 June 2003

(EUR millions)

	Opening balance at 31/12/02	Changes during the year				Changes in the consolidation area (*)	Closing balance at 30/06/03
		Purchases	Other changes	Disposals	Amortisation, depreciation and write-downs		
Land and buildings	67.0	0.5	4.9	-	(2.2)	32.9	103.0
Plant and machinery	125.7	4.0	4.6	(0.1)	(19.7)	19.1	133.7
Industrial and commercial equipment	17.1	1.2	0.1	-	(2.2)	5.9	22.2
Other tangible assets	22.8	2.7	0.4	(0.2)	(4.8)	8.6	29.5
Assets under construction and advance payments	11.8	11.4	(10.7)	-	-	1.3	13.9
Total	**244.4**	**19.8**	**(0.6)**	**(0.4)**	**(28.8)**	**67.9**	**302.3**

(*) *Refers to the value at 1/1/2003 regarding the consolidation of the Telecinco Group*

Analysis of changes in financial assets at 30 June 2003

(EUR millions)

	Opening balance at 31/12/02	Changes during the year: Purchases and increases	Other movements	Sales	(Write-downs)/ write-ups	Changes in the consolidation area (*)	Closing balance at 30/06/03
Investments							
Subsidiary companies:							
valued at cost	5.4	-	-	-	-	-	5.4
Affiliated companies:							
valued at cost	1.3	-	-	-	-	-	1.3
recorded using the equity method	287.7	2.7	(0.4)	-	(2.2)	(266.1)	21.7
Other companies:							
valued at cost	102.4	-	-	-	0.1	1.0	103.5
recorded using the equity method	68.0	-	-	-	(19.3)	-	48.7
Total	**464.8**	**2.7**	**(0.4)**	**-**	**(21.4)**	**(265.1)**	**180.6**

(*) *Refers to the value at 1/1/2003 regarding the consolidation of the Telecinco Group*

Consolidated cash flow statement for the periods ended 30 June 2003 and 30 June 2002

(EUR millions)

	1st half 2003	1st half 2002
Gross profit for the period	393.5	357.2
Amortisation, depreciation and write-downs	544.5	598.1
Provisions, net	(12.4)	(179.8)
Changes in net shareholders' equity attributable to minority interests	44.7	-
Cash flow from operations	**970.3**	**775.5**
Change in receivables	(142.3)	(103.7)
Change in prepayments and accrued income	(6.6)	0.8
Change in payables	(172.2)	(125.8)
Change in accruals and deferred income	(6.1)	27.4
Change in inventory	13.2	(7.9)
Change in tax payables	(70.0)	12.5
Change in employee severance indemnity	4.3	3.5
Change in other assets/liabilities	(6.2)	3.2
Change in working capital and other assets/liabilities	**(385.9)**	**(190.0)**
Cash generated by operations	**584.4**	**585.5**
Revenues from the sale of intangible assets	-	0.4
Revenues from the sale of tangible assets	0.2	0.4
Revenues from the sale of financial assets	-	1.4
Total revenues from disposals	**0.2**	**2.2**
Total cash generated during the period	**584.6**	**587.7**
Investments in rights	(294.4)	(310.1)
Investments in intangible assets	(16.7)	(8.0)
Investments in tangible assets	(16.4)	(29.9)
Investments in financial assets	(2.7)	(0.1)
Total cash (invested) during the period	**(330.2)**	**(348.1)**
Changes in the consolidation area (*)	**(133.7)**	**-**
Rights issue	-	-
Dividends paid	(264.3)	(247.8)
Other changes in shareholders' equity	-	-
Change in Group shareholders' equity	**(264.3)**	**(247.8)**
Change in net financial position	**(143.6)**	**(8.2)**
Liquid funds/short-term securities	393.5	316.6
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(564.3)	(564.4)
Opening net financial position	**(170.8)**	**(247.8)**
Liquid funds/short-term securities	556.9	448.0
Financial receivables from Fininvest Group	-	-
Financial payables to banks/other financial institutions	(871.2)	(704.0)
Closing net financial position	**(314.4)**	**(256.0)**
Change in net financial position	**(143.6)**	**(8.2)**

(*) Effect of the Telecinco Group consolidation at 1/1/2003	
Intangible and tangible fixed assets	(362.0)
Financial fixed assets	262.9
Net working capital and other current/asset liabilities	111.7
Differences aring from consolidation	(343.5)
Shareholders' equity attributable to minority interests	197.2
Financial position	**(133.7)**

Reconciliation between shareholders' equity and period results for Mediaset S.p.A. with consolidated data for the periods ended 30 June 2003 and 30 June 2002

(EUR millions)

	Shareholders' equity at 30/06/2003	Gross earnings for the period ended 30/06/2003	Shareholders' equity at 30/06/2002	Gross earnings the period ended 30/06/2002
As per balance sheet and income statement of Mediaset S.p.A.	**1,780.7**	**210.2**	**1,726.3**	**167.0**
Excess of shareholders' equity, including income for the year over book value of investments in subsidiary and affiliated companies	1,154.1	454.8	673.7	425.5
Consolidation adjustments arising from:				
Elimination of adjustments and provisions solely of a tax nature and adoption of Group accounting policies	220.5	(242.2)	199.0	(239.4)
Elimination of unrealised intra-group gains/losses	(331.7)	15.4	(16.6)	4.1
Deferred taxation	18.6	-	(116.3)	-
Other adjustments	(2.3)	-	(2.3)	-
Total	**2,839.9**	**438.2**	**2,463.8**	**357.2**
Profit (loss) attributable to minority interests	(226.8)	(44.7)	(1.6)	(0.1)
As per consolidated financial statements	**2,613.1**	**393.5**	**2,462.2**	**357.1**

List of companies included in the consolidated financial statements at 30 June 2003

(millions)

Companies consolidated on a line-by-line basis	Registered office	Currency	Share capital	% held by Group
Mediaset S.p.A.	Milano	euro	614.2	-
Publitalia '80 S.p.A.	Milano	euro	52.0	100.00%
Promoservice Italia S.r.l.	Milano	euro	2.1	100.00%
Mediadigit International S.a.r.l.	Lussemburgo	euro	41.5	100.00%
Mediadigit S.p.A.	Milano	euro	14.2	100.00%
R.T.I. S.p.A.	Roma	euro	56.7	100.00%
Videotime S.p.A.	Milano	euro	52.0	98.23%
Elettronica Industriale S.p.A.	Lissone (Mi)	euro	363.2	100.00%
Mediaset Investment S.a.r.l.	Lussemburgo	euro	67.6	100.00%
Publiespaña S.A.	Madrid	euro	0.6	52.00%
Advanced Media S.A.U.	Madrid	euro	0.1	52.00%
Publimedia Gestion S.A.U.	Madrid	euro	0.1	52.00%
Gestevision Telecinco S.A.	Madrid	euro	92.5	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Andalucia S.A.U.	Madrid	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Cataluña S.A.U.	Sant Just Desvern	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias España S.A.U.	Madrid	euro	0.9	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Galicia S.A.U.	A Coruña	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Levante S.A.U.	Madrid	euro	0.4	52.00%
Agencia de Television Latino-Americana de servicios y Noticias Pais Vasco S.A.U.	Bilbao	euro	0.4	52.00%
Cinematext Media S.A.	Madrid	euro	0.2	31.20%
Digitel 5 Media S.A.	Madrid	euro	0.1	52.00%
Estudios Picasso Fabrica de Ficcion S.A.	Madrid	euro	0.1	52.00%
Grupo Editorial Picasso S.A.U.	Madrid	euro	0.1	52.00%
Mi Cartera Media S.A.	Madrid	euro	0.1	52.00%

Companies recorded using the equity method	Registered office	Currency	Share capital	% held by Group
Albacom S.p.A.	Roma	euro	416.5	19.50%
Fascino Produzione Gestione Teatro S.r.l.	Roma	euro	0.01	40.00%
Press TV S.p.A.	Milano	euro	1.5	50.00%
Titanus Elios S.p.A.	Roma	euro	29.5	30.00%
Aprok Imagen S.L.	Madrid	euro	0.0	20.80%
Canal Factoria de Ficcion S.A.	Madrid	euro	0.6	20.80%
Europortal Jumpy España S.A.	Madrid	euro	0.2	26.00%
GSMBOX España S.A.	Madrid	euro	0.1	23.40%
Multipark Madrid S.A.	Madrid	euro	5.7	18.20%
Premiere Megaplex S.A.	Madrid	euro	1.2	26.00%
Publieci Television S.A.	Madrid	euro	0.3	26.00%

Companies recorded using the equity method	Registered office	Currency	Share capital	% held by Group
Auditel S.r.l.	Milano	euro	0.3	30.00%
Beigua S.r.l.	Milano	euro	0.05	24.50%
Class Financial Network S.p.A.	Milano	euro	0.6	9.94%
Consorzio Aeromobili Fininvest (Cafin)	Milano	euro	0.5	45.00%
E.I.S. S.p.A.	Sesto S. Giovanni (Mi)	euro	0.5	10.00%
Epsilon TV Production S.r.l.	Milano	euro	0.08	100.00%
Euromedia Luxembourg Two S.A.	Lussemburgo	USD	42.5	11.76%
HOPA S.p.A.	Brescia	euro	709.8	2.73%
International Media Services Ltd. in liquidation	Malta	euro	0.05	99.99%
KirchMedia GmbH & Co KGaA	Monaco	euro	55.3	2.28%
Mediaset Ireland Ltd.	Dublino	euro	0.00005	100.00%
Publieuros Ltd.	Londra	euro	8.0	100.00%
Radio e Reti S.r.l.	Milano	euro	1.0	10.00%
TV Breizh Nantes S.A.	Nantes (Francia)	euro	0.04	14.34%
TV Breizh S.A.	Lorient (Francia)	euro	15.0	12.93%
Veleno S.p.A. (in liquidation)	Milano	euro	5.0	26.00%
Corporación de Medios Radiofónicos Digitales, S.A.	Madrid	euro	6.0	5.20%
GSMBOX S.p.A.	Milano	euro	1.19	0.52%

REPORT ON OPERATIONS AS AT 30th SEPTEMBER 2003

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.gruppomediaset.it

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors		Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
		Alfredo Messina
	(*)	Gina Nieri
		Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

CONTENTS

Report on operations in the third quarter of 2003

Dear Shareholders,

In the this quarter of 2003, the Group heading your company - as a consequence of the controlling stake held following the acquisition of a 12% share from the Correo Group – is impacted by the effects generated by the line-by-line consolidation of the companies belonging to the Telecinco Group. As at 30 September 2003 the results are as follows:

- **Consolidated net revenues** amounted to EUR 2,111.8 million, of which EUR 425.2 million arising from the consolidation of the Telecinco Group, showing a 26.6% increase compared to EUR 1,668.4 million in the same period of the previous year;
- **EBITDA** amounted to EUR 1,225.1 million compared to EUR 977.2 million in the same period of the previous year; gross operating profitability amounted 58.0% practically in line with the percentage recorded in the same period of the previous year (58.6%);
- **EBIT** amounted to EUR 485.7 million over EUR 412.2 million in the same period of the previous year, net of amortisation, depreciation and write-downs totalling EUR 739.4 million (EUR 565.0 million in the same period of 2002). Excluding the goodwill amortisation quota generated by the consolidation of the Telecinco Group, the profitability, though slightly lower than the 24.7% obtained in the first nine months of 2002, maintained extremely high levels totalling 24.5%;
- **Earnings before tax and the shareholding of third parties** amounted to EUR 449.0 million, showing substantial growth compared to EUR 331.8 million in the first nine months of 2002. This is not only due to the increase in the operating profit, but also to the significantly improved financial results and the better results obtained by affiliated companies, which in 2002 were impacted by the effect of the depreciation of the residual value of the stake in Kirch Media.

On a like for like basis, that is, net of the effects arising in 2003 from the line-by-line consolidation of the Telecinco Group, the results of the Mediaset Group can be summarised as follows:

- Consolidated net revenues amounted to EUR 1,686.6 million (+1.1% over the first nine months of 2002);
- EBITDA went up from EUR 977.2 million to EUR 993.1 million, thus showing a slight increase (from 58.6% to 58.9%) in the percentage incidence compared to revenues;
- EBIT totalled EUR 416.6 million over EUR 412.2 million in the first nine months of 2002, net of amortisation, depreciation and write-downs for EUR 576.5 million (EUR 565.0 million in the first nine months of 2002); the operating profitability, at 24.7% , is in line with the percentage recorded in the same period of 2002.

The **consolidated net financial position** – which was influenced during the period under investigation not only by typical seasonal factors mainly associated with expenditure due to the payment of dividends, but also by the payment of EUR 276 million for the acquisition of a 12% stake in Telecinco and Publiespana – went from EUR -170.8 million at 31 December 2002 to

EUR -71.8 million at 30 September 2003, a value which includes the net liquidity of the Telecinco Group amounting to EUR 209.3 million. On a like for like basis, the cash generation which characterises the group, net of investments and expenditure arising from the payment of dividends, amounted to EUR 411 million, showing an increase from that recorded in the same period of the previous year totalling EUR 386 million.

The results obtained by the Mediaset Group as at 30 September 2003 confirmed the main trends already observed in the first part of the year in terms of television core business operations. In both domestic and Spanish operations, they reflected the positive performance recorded in the **third quarter**, thus contrasting the economic situation of this period of the year which is characterised by lower audience levels and lower investments in advertising.

More specifically, with reference to domestic operations, in the third quarter of this year, advertising sales on Mediaset networks showed a 8.1% increase over the same period of 2002, whereas the increase in overall television costs amounted to 2.5%, in line with the trend already recorded at the end of the first half of the year. These results contributed to a positive EBIT in the quarter being analysed totalling EUR 14.3 million, over EUR -0.8 million in the same period of the previous year.

Advertising sales on Mediaset networks in the third quarter of 2003 confirmed and reinforced the growth trend that started in the second quarter of the year as a consequence of the positive evolution of the advertising market (both television and general) that showed significant signs of recovery. As a consequence of this performance, advertising sales on Mediaset networks in the first nine months of 2003 reached EUR 1,830.8 million, with a 2.2% increase over the same period of the previous year.

The performance recorded in advertising sales had a positive impact also on the trend of advertising audience.

Also during the third quarter of 2003, Mediaset networks confirmed the extraordinary **results obtained in terms of audience** already recorded in the first part of the year; in the first nine months of 2003, Mediaset networks recorded an average audience share of 44.3%, showing an increase of 1.3 points over the same period of the previous year. More specifically, Canale 5 confirmed its role as a leader on the whole Italian territory in Prime Time, reaching an average share of 23.7% in the nine months, while Italia 1 maintained the third position in Italy and Retequattro – that in 2003 started a repositioning process in order to evolve towards a target of male adults through more *info-tainment*-oriented scheduling – totalled an average share of 8.8%, with an increase of 0.6 points over the same period of the previous year.

In the first nine months of 2003, the increase in audience share was supported by a careful policy aiming at reducing overall *television costs*, which nevertheless recorded a slight 2.5 increase over the same period of the previous year, which was the lowest rise in the same period in the past 5 years.

In the third quarter of 2003, also **Telecinco** confirmed the excellent results obtained in the first part of the year, recording an EBIT of EUR 9.5 million (EUR -6.2 million in the same period of the previous year), as a consequence of the 11.8% increase in advertising sales and a 8.2% decrease in overall costs. Due to these results, the increase in advertising sales in the first nine months of the year totalled 10.2%; overall costs recorded a 6.9% decrease while the audience share went from 19.7% in the first nine months of 2002 up to 21.1% in the same period of 2003. EBIT at 30 September 2003 reached EUR 101.5 million over EUR 43.9 million in the same period of the previous year, whereas operating profitability recorded 23.9% over 11.2% in the same period of the previous year.

Drafting criteria

According to CONSOB resolution no. 11971 of 14 May 1999, the economic information given below refers to the third quarter of 2003 and to the first nine months of 2003 and is compared to the same periods of the previous year. The balance sheet information provided refers to 30 September 2003, 30 June 2003 and 31 December 2002.

In preparing the accounts, the same criteria used for preparing the Report on operations of the Annual Report and the Half Year Report were utilised.

As already specified in the Report on operations in the first quarter of the year and in the Half Year Report, since 2003 the consolidated economic and balance sheet situation of the Mediaset Group has been reflecting the effects of the line-by-line consolidation of Gestevision Telecinco S.A., Publiespana S.A. and their subsidiaries, companies consolidated with the equity method until 31 December 2002 and in which the Mediaset Group holds a majority stake (52%) following the conclusion of the acquisition of a 12% stake in the Correo Group which occurred on 31 March 2003.

In this Report on Operations, in order to guarantee continuity and comparability in economic and balance sheet results with the previous periods shown, the financial statements, consistent in their structure with those contained in the Report on Operations of the Annual Report and in the Half Year Report, were structured so as to show the differences produced in 2003 by the line-by-line consolidation of the companies belonging to the Telecinco Group.

The analysis of the income statement and of the consolidated financial position and balance sheet with reference to the periods being analysed in 2003, was also performed – in compliance with that established by the CONSOB Communication no. 98084143 of 27 October 1998 with regard to information by business sector – by separately highlighting the contribution to the financial and economic results of the Group by the two geographical areas, Italy and Spain, that can now be considered as the two primary business areas of the Mediaset Group due to the relevance of their main economic and balance sheet parameters, their organisation autonomy and the characteristics of their respective reference markets. In this connection, it should be noted that the economic and balance sheet data referring to the Spanish Area correspond to the consolidated pro-forma figures of the Telecinco Group which were opportunely reclassified so that the accounting schemes required by the Spanish statutory regulations are compliant with those required by the Italian law.

The Report on Operations in the Third Quarter of the year is not submitted for audit certification by Independent Auditors.

Economic results

A summary of the reclassified income statement of the Mediaset Group is set out below including, with reference to the periods of 2003 being analysed, the contribution to single lines arising from the global integration of Spanish investments. More specifically, as a consequence of this consolidation, the operating result of the Group includes the amortisation quotas of the consolidation differences produced on both the stakes already held as at 31 December 2002 (which, to that date, were included in the item *charges/ income from investments* with reference to the equity consolidation method of such investments) and on the newly 2003 acquired

shares. In order to allow a correct appreciation of results generated by operations, the operating result of the Group referring to the periods of 2003 being analysed was recorded also gross of the component represented by this goodwill amortisation.

In compliance with that established in art. 81 clause 7 of the Regulations approved by the CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the economic result of the period was presented before taxes. This result was also amended in order to show the 2003 stake of minority interests in Gestevision Telecinco S.A. and Publiespana S.A.; in the annual report, this amendment will be determined based on the net result of these investments.

(EUR millions)

Mediaset Group	Year to Sept. 30		Third quarter	
	2003	2002	2003	2002
Sales of goods and services	2,088.7	1,642.6	480.0	359.6
Other revenues and income	23.1	25.8	5.4	7.2
Total consolidated net revenues	**2,111.8**	**1,668.4**	**485.4**	**366.8**
Personnel expenses	280.5	228.7	88.9	71.1
Purchases, services, other costs	606.2	462.5	164.9	118.7
Operating costs	**886.7**	**691.2**	**253.8**	**189.8**
Gross operating profit (loss)	**1,225.1**	**977.2**	**231.6**	**177.0**
Amortisation, depreciation and write-downs	707.0	565.0	207.8	177.8
Operating profit (loss) before amortisation goodwill Telecinco	**518.1**	**412.2**	**23.8**	**(0.8)**
Amortisation goodwill Telecinco	32.4	-	10.8	-
Operating profit (loss)	**485.7**	**412.2**	**13.0**	**(0.8)**
Financial income/(charges)	(1.4)	(23.1)	0.3	(12.2)
Income/(charges) from equity investments	(23.3)	(56.8)	(1.8)	(13.0)
Profit (loss) before extraordinary items	**461.0**	**332.3**	**11.5**	**(26.0)**
Sundry and extraordinary income/(charges)	(12.0)	(0.5)	(0.7)	0.6
Profit before taxation and third parties' shares	**449.0**	**331.8**	**10.8**	**(25.4)**
Third parties' profit before taxation	(49.3)	-	(4.6)	-

The effects on the income statement arising, in 2003, from the line-by-line consolidation and, in 2002, by the equity consolidation of the companies belonging to the Telecinco Group, net of the inter-Group eliminations, are shown below:

(EUR millions)

Mediaset Group - effects arising from the consolidation of the Telecinco Group	Year to Sept. 30		Third quarter	
	2003	2002	2003	2002
Sales of goods and services	423.2	-	104.8	-
Other revenues and income	2.0	-	(0.2)	-
Total consolidated net revenues	**425.2**	-	**104.6**	-
Personnel expenses	47.5	-	15.5	-
Purchases, services, other costs	145.7	-	40.6	-
Operating costs	**193.2**	-	**56.1**	-
Gross operating profit (loss)	**232.0**	-	**48.5**	-
Amortisation, depreciation and write-downs	130.5	-	39.0	-
Operating profit (loss) before amortisation goodwill Telecinco	**101.5**	-	**9.5**	-
Amortisation goodwill Telecinco	32.4	-	10.8	-
Operating profit (loss)	**69.1**	-	**(1.3)**	-
Financial income/(charges)	4.3	-	1.2	-
Income/(charges) from equity investments	(1.9)	(2.5)	(0.5)	(5.9)
Profit (loss) before extraordinary items	**71.5**	**(2.5)**	**(0.6)**	**(5.9)**
Sundry and extraordinary income/(charges)	(1.3)	-	(0.5)	-
Profit before taxation and third parties' shares	**70.2**	**(2.5)**	**(1.1)**	**(5.9)**
Third parties' profit before taxation	(49.3)	-	(4.6)	-

It should be pointed out that excluding the accounting effect arising from the goodwill amortisation quota, totalling EUR 32.4 million in the period, the contribution from the line-by-line consolidation of the Telecinco Group in the first nine months of 2003 to the consolidated gross profit pertaining to the Group for this period amounted to EUR 102.6 million, that is, EUR 53.3 million, net of minority interests.

In the same period of the previous year, the net economic effect arising from the equity consolidation of the 40% share held in the Telecinco Group, recorded in the income statement of the Mediaset Group in the item *(charges)/income from investments*, included EUR 15.1 million from the goodwill amortisation quota.

The percentage impact on consolidated net revenues of some significant items of the income statement is specified below.

It should be noted that, in 2003, in order to better appreciate the profitability generated by the two different geographical business areas of the Group, the goodwill amortisation quotas deriving from the consolidation of Telecinco are solely considered in relation to the Group as a whole, by highlighting separately the contribution to the two main geographical business areas of Italian operations and Spanish operations referable to the Telecinco Group.

2002 Mediaset Group		30/09/03 Mediaset Group	30/09/03 Italy	30/09/03 Spain	30/09/02 Mediaset Group
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**	**100.0%**	**100.0%**
41.6%	Operating costs	42.0%	41.1%	45.5%	41.4%
58.4%	Gross operating profit (loss)	58.0%	58.9%	54.5%	58.6%
34.3%	Amortisation, depreciation and write-downs	24.5%	34.2%	30.7%	33.9%
24.1%	**Operating profit (loss) before amortisation goodwill Telecinco**	**24.5%**	**24.7%**	**23.9%**	**24.7%**
24.1%	Operating profit (loss)	23.0%	24.7%	23.9%	24.7%
21.8%	Profit (loss) before extraordinary items	21.8%	23.1%	24.4%	19.9%
21.5%	**Profit before taxation and third parties' shares**	**21.3%**	**22.5%**	**24.1%**	**19.9%**

Here follows an analysis of the single Mediaset Group income statement elements; this analysis was carried out by highlighting the economic contribution in terms of operating management arising from television operations separately in the two geographical areas.

Analysis of results by geographical area: Italy

Below is the income statement referring to Italian operations that corresponds – in the 2002 comparative periods – to the income statement of the Mediaset Group without the effects – previously highlighted – arising from the equity consolidation of the 40% stakes held in those periods in the Telecinco Group.

(EUR millions)

Italy	Year to Sept. 30		Third quarter	
	2003	**2002**	**2003**	**2002**
Sales of goods and services	1,665.5	1,642.6	375.2	359.6
Other revenues and income	21.1	25.8	5.6	7.2
Total consolidated net revenues	**1,686.6**	**1,668.4**	**380.8**	**366.8**
Personnel expenses	233.0	228.7	73.4	71.1
Purchases, services, other costs	460.5	462.5	124.3	118.7
Operating costs	**693.5**	**691.2**	**197.7**	**189.8**
Gross operating profit (loss)	**993.1**	**977.2**	**183.1**	**177.0**
Amortisation, depreciation and write-downs	576.5	565.0	168.8	177.8
Operating profit (loss)	**416.6**	**412.2**	**14.3**	**(0.8)**
Financial income/(charges)	(5.7)	(23.1)	(0.9)	(12.2)
Income/(charges) from equity investments	(21.4)	(54.3)	(1.3)	(7.1)
Profit (loss) before extraordinary items	**389.5**	**334.8**	**12.1**	**(20.1)**
Sundry and extraordinary income/(charges)	(10.7)	(0.5)	(0.2)	0.6
Profit before taxation	**378.8**	**334.3**	**11.9**	**(19.5)**

Net Revenues

30/09/2003	1,686.6
30/09/2002	1,668.4
% change	1.1%

Consolidated net revenues from Italian operations recorded a EUR 18.2 increase in the first nine months of 2003 over the same period of the previous year.

This change resulted from increased ***net revenues from television operations*** (EUR 27.8 million) and lower revenues arising from ***non television operations*** (EUR -9.6 million), as shown in the following table:

(EUR millions)

	Year to Sept. 30		Third quarter	
	2003	2002	2003	2002
Revenues from the sales of advertising slots	1,567.0	1,521.9	358.7	327.3
Revenues from television sales, promotions, sponsorships	263.8	268.6	55.5	56.0
Mediaset Channels' advertising gross revenues	**1,830.8**	**1,790.5**	**414.2**	**383.3**
Other revenues from television operations	67.5	74.0	9.6	19.5
Agency discounts	(271.3)	(265.3)	(61.6)	(57.0)
Total net revenues from television operations	**1,627.0**	**1,599.2**	**362.2**	**345.8**
Total net revenues from non-television operations	**59.6**	**69.2**	**18.6**	**21.0**
Total consolidated net revenues from Italy	**1,686.6**	**1,668.4**	**380.8**	**366.8**

More specifically, revenues from television operations can be detailed as follows:

- gross ***advertising revenues*** from Mediaset networks, totalling EUR 1,830.8 million, recorded a EUR 40.3 million increase – corresponding to +2.2% - over the same period of the previous year;
- ***other revenues from television operations*** showed a decrease totalling EUR 6.5 million, mainly attributable to the lower revenues generated by the sale to Stream of the television rights pertaining to some of the Champions League matches, a component that is no longer included as of the third quarter of 2003, since, starting with the 2003/2004 Champions League, Mediaset will hold these rights exclusively for non-encrypt television broadcasting.

As a whole, ***revenues from non-television operations*** recorded a decrease totalling EUR -9.6 million compared to the first nine months of 2002, mainly attributable to the new rules over the previous year for managing the commercial agreement on the sale of sponsorships of the Italian Football Team which establishes that, starting from 2003, Publitalia '80 will be recognised net proceeds arsing from the revenues generated by these activities that will be directly invoiced to customers by the owner of the rights. In the period, ,pre revenues were recorded deriving from *multimedia operations*, mainly due to the revenues amounting to EUR 4.5 million from multimedia publishing *content-providing* and *packaging* operations with mobile telephony operators (also) of the new generation.

Operating costs

30/09/2003	693.5
30/09/2002	691.2
% change	0.3%

The operating costs of Italian operations recorded a slight decrease totalling EUR 2.3 million over the same period of the previous year. The main items in operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

Personnel expenses

30/09/2003	233.0
30/09/2002	228.7
% change	1.9%

The EUR 4.3 million increase in personnel expenses over the same period of the previous year is the result of the remuneration policy adopted and the impact of the renewal of wage settlements, with an average workforce decreasing compared to the same period of 2002, as shown in the following table:

2002	Average workforce including temporary staff	Year to Sept. 30	
		2003	2002
298	Managers	299	300
300	Journalists	285	300
638	Middle manegersa	654	633
3,163	Office workers	3,054	3,169
4,399	**Totale**	**4,292**	**4,402**

31/12/2002	Workforce at period and including temporary stafl	30/09/2003	30/09/2002
301	Managers	304	300
296	Journalists	318	309
650	Middle manegersa	656	639
3,146	Office workers	3,093	3,169
4,393	**Totale**	**4,371**	**4,417**

Purchases, services and other costs

30/09/2003	460.5
30/09/2002	462.5
% change	-0.4%

As a whole, the item *purchases, services and other costs* showed a slight decrease of EUR 2.0 million in the first nine months of 2003 over the same period of the previous year.

More specifically, as can be seen in the table below, this decrease is attributable to the drop in non-television costs and the increase in television costs. The latter include, starting from the third quarter of 2003, the costs referring to the matches of the new UEFA Champions League (2003-2004), which were previously recorded in amortisation, depreciation and write-downs, due to the different structure of the agreement.

(EUR millions)

	Year to Sept. 30		Third quarter	
	2003	2002	2003	2002
Selling costs	60.2	61.9	18.0	18.2
Television scheduling costs	294.1	283.4	73.1	63.6
Broadcasting costs	23.9	24.7	7.2	7.9
Other costs	44.0	43.0	14.4	14.3
Total television costs	**422.2**	**413.0**	**112.7**	**104.0**
Other non-television costs	38.3	49.5	11.6	14.7
Purchases, services and other costs	**460.5**	**462.5**	**124.3**	**118.7**

More specifically, the increase in ***television costs*** over the same period of the previous year is mainly attributable to the trend in *television scheduling costs* recorded in the third quarter. This increase was mainly impacted by a few cost items varying according sales performance, the already mentioned costs referring to the Champions League and the different scheduling in the two periods being analysed.

It is worth noting that *overall television costs*, including those elements connected to personnel expenses and amortisation, depreciation and write-downs of television rights and other fixed assets, net of the income generated from the sale of television rights, showed only a slight 2.5% increase in the first nine months, in line with the objective of reducing television costs also in the current year. This variation is mainly the result, as described below, of the increase in overall amortisation, depreciation and write-downs, especially with regard to the television rights component whose growth is absolutely lower than that recorded in the same period of the previous year.

The decrease in ***operating costs*** concerning ***non-television operations*** compared to the same period of 2002 is mainly attributable, as mentioned above, to the new rules of the commercial agreement on the sale of sponsorships of the Italian Football Team which established that, starting from 2003, will not have to pay a share of the revenues thus obtained to the subjects holding these rights.

EBITDA

30/09/2003	993.1
30/09/2002	977.2
% change	1.6%

As a result of the increae in net revenues in the first nine months of 2003, a growth of EBITDA amounting to EUR 15.9 million was recorded as well as a subsequent increase its percentage impact on consolidate net revenues from 58.6% up to 58.9%.

EBIT

30/09/2003	416.6
30/09/2002	412.2
% change	1.1%

EBIT referring to Italian operations recorded a EUR 4.4 million increase in the first nine months of 2003, attributable to the increase in overall amortisation, depreciation and write-downs for an amount of EUR 11.5 million. This evolution is mainly due to the increased amortisation of television rights that, as already mentioned, recorded a growth substantially lower than that of the same period of the previous year, partly as a consequence of the restriction on investments that began in 2002 and, as already said, partly due to the amortisation of the Champions League.

The percentage impact of the operating result on consolidated net revenues maintained extremely high and amounted to 24.7%, in line with that of the same period of the previous year.

Analysis of results by geographical area: Spain

Here follows the income statement referring to Spanish operations which were consolidated line-by-line for the first time in the Mediaset Group starting from 2003.

In order to make a comparison possible with the figures of the previous year, we will provide also the consolidated pro-forma data of the Telecinco Group referring to the first nine months and the third quarter of 2002.

(EUR millions)

Spain	Year to Sept. 30		Third quarter	
	2003	2002	2003	2002
Sales of goods and services	423.2	389.5	104.8	97.7
Other revenues and income	2.2	2.6	-	-
Total consolidated net revenues	**425.4**	**392.1**	**104.8**	**97.7**
Personnel expenses	47.5	44.6	15.5	15.2
Purchases, services, other costs	145.9	155.3	40.8	54.0
Operating costs	**193.4**	**199.9**	**56.3**	**69.2**
Gross operating profit (loss)	**232.0**	**192.2**	**48.5**	**28.5**
Amortisation, depreciation and write-downs	130.5	148.3	39.0	34.7
Operating profit (loss)	**101.5**	**43.9**	**9.5**	**(6.2)**
Financial income/(charges)	4.3	4.4	1.2	2.4
Income/(charges) from equity investments	(1.9)	(3.5)	(0.5)	0.2
Profit (loss) before extraordinary items	**103.9**	**44.8**	**10.2**	**(3.6)**
Sundry and extraordinary income/(charges)	(1.3)	0.1	(0.5)	-
Profit before taxation and third parties' shares	**102.6**	**44.9**	**9.7**	**(3.6)**

Net revenues

In the first nine months of 2003 consolidated net revenues arising from the Telecinco Group amounted to EUR 425.4 million, with an 8.5% increase over the same period of the previous year.

The following table details the revenues of the Telecinco Group highlighting the most significant items:

(EUR millions)

	Year to Sept. 30		Third quarter	
	2003	2002	2003	2002
Revenues from the sales of advertising slots	373.6	348.1	90.0	83.4
Revenues from television sales, promotions, sponsorships	45.2	31.8	11.8	7.6
Advertising revenues from television operation	**418.8**	**379.9**	**101.8**	**91.0**
Other revenues	40.9	43.6	11.4	14.5
Agency discounts	(34.3)	(31.4)	(8.4)	(7.8)
Total consolidated net revenues from Spain	**425.4**	**392.1**	**104.8**	**97.7**

The main item in revenues is ***advertising revenues from television operations*** referring to the sale of advertising space performed as sole agent for Telecinco by Publiespana. This item recorded an extremely positive evolution in the first nine months of 2003, recording a 10.2% growth over the same period of the previous year. This positive trend – which reflected the extraordinary audience share obtained especially in the reference commercial target –

characterised both the main item of television advertising revenues, that is, revenues from the sale of commercials – which resulted from the combined increase in average unit revenues and volumes of spaces sold – and the item referring to *special projects*, that is, *television sales, promotions and sponsorships* which recorded an even higher increase in percentage terms, totalling 42%.

The item ***other revenues*** includes:

- revenues deriving from the selling of television and news contents and the distribution of film rights, an activity that virtually consists of the residual exploitation of products mainly purchased for television broadcasting;
- revenues associated with *content extension* activities, that include income from merchandising projects, telephone calls generated by the interaction via SMS with a few television productions and other revenues – including advertising revenues – arising from the exploitation on other media of successful television formats.

Overall revenues, which amounted to EUR 40.9 million in the first nine months of 2003, were lower than those recorded in the same period of 2002, totalling EUR 43.6 million, mainly due to the lower revenues generated in 2003 by trading and rights distribution activities (EUR –7.0 million) as a consequence of the sale of digital platforms following the market reorganisation and due to the presence of a lower number of operators, partly offset by the higher advertising revenues managed by the subsidiary company Publimedia (EUR + 1.7 million).

Operating costs

The operating costs of the Telecinco Group totalled EUR 193.4 million in the first nine months of 2003, with a EUR 199.9 million decrease over the same period of the previous year. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below.

Personnel expenses

Personnel expenses of the companies belonging to the Telecinco Group, which amounted to EUR 47.5 million in the first nine months of 2003, showed a EUR 2.9 million increase over the same period of the previous year, amounting to a growth of 6.5%.

The following table shows the evolution of the average workforce of the Telecinco Group in the period under investigation:

31/12/2002	Workforce at period and including temporary staff	30/09/2003	30/09/2002
66	Managers	70	70
90	Journalists	96	102
94	Middle manegersa	119	111
894	Office workers	892	887
7	Industry workers	26	7
1,151	**Totale**	**1,203**	**1,177**

2002	Average workforce including temporary staff	Year to Sept. 30	
		2003	2002
77	Managers	69	69
94	Journalists	97	97
96	Middle manegersa	101	97
901	Office workers	899	915
7	Industry workers	11	8
1,175	**Totale**	**1,177**	**1,186**

Purchases, services and other costs

Overall costs for purchases, services and other costs recorded a EUR 9.4 million decrease in the first nine months of 2003 over the same period of the previous year (-6.1%). As was the case for Italian television operations, these costs can be broken down in the following main functional areas:

(EUR millions)

	Year to Sept. 30		Third quarter	
	2003	2002 pro-forma	2003	2002 pro-forma
Selling costs	5.2	6.1	1.4	1.8
Television scheduling costs	101.7	103.2	26.4	31.7
Broadcasting costs	13.3	13.3	4.5	4.6
Other costs	25.7	32.7	8.5	15.9
Purchases, services and other costs	**145.9**	**155.3**	**40.8**	**54.0**

Selling costs, totalling EUR 5.2 million (EUR 6.1 million in the first nine months of 2002), include the costs of the seller of advertising space Publiespana and its subsidiaries *Publimedia Gestion* and *Advanced Media*.

Television scheduling costs reached EUR 101.7 million in the period (EUR 103.2 million in the first nine months of 2002) with a 1.5% decrease. This variation is attributable to the new scheduling that, in the third quarter of 2002, was impacted by the production effort made in order to re-launch audience shares that suffered in previous months. These costs also include a few variable components that, in the period being analysed, recorded an increase in line with increased television advertising sales.

Broadcasting costs are the costs paid for renting the network and television signal broadcasting services from the state-owned operator *Retevision*. These costs amounted to EUR 13.3 million in the first nine months of 2003, in line with those recorded in the same period of the previous year, and they include the costs paid for *simulcast* digital broadcasting which was started in April 2002.

Other costs include overheads for central staff structures, provisions and costs – especially variable costs - directly attributable to *other television operations* – which mainly refer to *content extension* projects. The decrease in these costs, totalling EUR 7.0 million, is mainly due to the decreased costs generated by *other non-television operations*.

EBITDA

Following a strong increase in net revenues and a decrease in operating costs, EBITDA recorded a EUR 39.8 million increase in the first nine months of 2003 over the same period of the previous year; the percentage impact on consolidated net revenues thus went from 49.0% up to 54.5%.

EBIT

In the first nine months of 2003, EBIT for the Spanish Area reached EUR 101.5 million, thus recording a considerable increase (+ EUR 57.6 million) with respect to the result obtained in the same period of the previous year (EUR 43.9 million). The percentage impact on net revenues went from 11.2% up to 23.9%. This result was influenced not only by the considerable growth of advertising sales, but also by the decrease in overall amortisation, depreciation and write-downs which went from EUR 148.3 million in the first nine months of 2002 down to EUR 130.5 million in the same period of 2003, mostly as a consequence of the reduced amortisation of television rights since the programming strategy in 2003 focused on in-house productions. For a better appreciation of the EBIT in the period, it is worth mentioning that – with a 10.3% growth of net television advertising revenues – the overall cost of the Telecinco Group, including the elements associated with personnel expenses and amortisation, depreciation and write-downs, decreased by 7.0% over the same period of the previous year.

****

Below follows the analysis of the other items of the income statement with reference to the Mediaset Group as a whole. For 2003 and for each of the items commented, the contribution deriving from the line-by-line consolidation of the Telecinco Group will be shown.

EBIT (after goodwill amortisation of Telecinco)

30/09/2003	485.7
30/09/2002	412.2
% change	17.8%

As already said above, the EBIT of the Group includes, starting from 2003, the goodwill amortisation quota on the stake held in Gestevision Telecinco S.A. and Publiespana S.A., totalling EUR 32.4 million in the first nine months of 2003. More specifically, EUR 15.1 million is entirely attributable to the 40% share already held by the Mediaset Group at 31 December 2002 (and to that date included in the item charges/income from investments) and EUR 17.3 million corresponds to the goodwill amortisation quota generated in 2003 following the acquisition of a 12% share.

Financial income (charges)

30/09/2003	(1.4)
30/09/2002	(23.1)
EUR millions change	21.7

The balance of this item includes net financial income in the period referable to the Telecinco Group for an amount of EUR 4.3 million.

With regard to Italian operations, a negative balance of EUR 5.7 million which is a considerably improvement compared to the overall charges recorded in the same period of the previous year; this variation is mainly due to:

- decreases charges, mainly from valuation, referring to difference in exchange rates for an amount of EUR 5.4 million;
- decreased charges from the valuation of own shares in the portfolio and/or for the Stock Option Plans approved that, in 2002, amounted to EUR 8.2 million;
- a EUR 3.8 million increase in net revenues, of which EUR 1.9 million derive from the management of liquid funds and EUR 1.9 million refer to lower interest payables as a result of changed market terms.

Income/(charges) from investments

30/09/2003	(23.3)
30/09/2002	(56.8)
EUR millions change	33.5

The positive change in the balance of this item is mainly attributable to the negative economic effect, equal to EUR 31.9 million recorded in 2002 following the complete write-down of the residual book value of the 2.28% stake held in Kirch Media.
The balance as at 30 September 2003 substantially reflects the adjustment to the 19.5% shareholding in Albacom S.p.A. equal to EUR –20.1 million.
It should be noted that, in the same period of the previous year, the overall balance of this item included a negative net economic effect amounting to EUR 2.5 million referring to the valuation of the companies belonging to the Telecinco Group that, as previously said, in 2002 were consolidated with the equity method for the 40% stake held by the Mediaset Group.

EBT and minority interests

30/09/2003	449.0
30/09/2002	331.8
% change	35.3%

EBT and minority interests recorded an increase of EUR 117.2 million, of which EUR 72.7 million was attributable to the effects arising from the line-by-line consolidation of the Telecinco Group.

Provisions for income taxes

In accordance with art. 81 clause 7 of the Regulation approved by CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard regarding income taxes, were accounted for.

Balance sheet and financial position

Here follows the balance sheet summary and the cash flow of the Mediaset Group:

(EUR millions)

Mediaset Group			
31/12/2002	**Balance sheet summary**	**30/09/2003**	**30/06/2003**
1.834,0	Television rights	1.923,8	1.906,0
443,4	Other intangible/tangible fixed assets	597,1	577,4
-	Adjustment from Telecinco net consolidation	310,9	321,9
470,3	Equity investments and financial fixed assets	191,7	187,6
(7,7)	Net working capital and other assets/liabilities	5,7	266,2
(100,5)	Allocation for severance indemnities	(106,5)	(104,8)
2.639,5	**Net investments**	**2.922,7**	**3.154,3**
(170,8)	**Net financial position**	**(71,8)**	**(314,4)**
2.467,2	Gruop shareholders' equity	2.619,6	2.613,1
1,5	Shareholders' equity attribtable to minority interest	231,3	226,8
2.468,7	**Group shareholders' equity and shareholders' equity attributable to minority interests**	**2.850,9**	**2.839,9**

In the table below, the balance sheet of the Group as at 30 September 2003 was broken down by highlighting the balance sheets of the two geographical areas separately: Italy (including the book value of the shareholdings and dividends received by the companies belonging to the Telecinco Group) and Spain. Also the effects arising from the line-by-line consolidation of the above investments were underlined.

(EUR millions)

Balance sheet summary 30/09/03	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Television rights	1,701.3	222.5	-	1,923.8
Other intangible/tangible fixed assets	471.1	126.0	-	597.1
Adjustment from Telecinco net consolidation	-	-	310.9	310.9
Equity investments and other financial fixed assets	718.4	8.2	(534.9)	191.7
Net working capital and other assets/liabilities	92.7	(87.4)	0.4	5.7
Allocation for severance indemnities	(106.5)	-	-	(106.5)
Net investments	**2,877.0**	**269.3**	**(223.6)**	**2,922.7**
Net financial position	**(281.1)**	**209.3**	**-**	**(71.8)**
Gruop shareholders' equity	2,594.5	478.2	(453.1)	2,619.6
Shareholders' equity attribtable to minority interest	1.4	0.4	229.5	231.3
Group shareholders' equity and shareholders' equity attributable to minority interests	**2,595.9**	**478.6**	**(223.6)**	**2,850.9**

Similarly, in the financial position of the Group, set out below, the contribution to the financial dynamics of the first nine months of 2003 deriving from the two geographical areas was expressed separately: Italy (including the investment totalling EUR 276 million for the

acquisition of a 12% stake in Gestevision Telecinco and Publiespana) and Spain. It should be noted that in the Group's overall financial position, the above investment was included together with the effect arising from the consolidation of the financial position of Telecinco as at 31 December 2002, equal to EUR 142.3 million, in the item **change in the consolidation area.**

(EUR millions)

31/12/02 Mediaset Group	Sources and applications	30/09/03 Mediaset Group	30/09/03 Italy	30/09/03 Spain	30/06/03 Mediaset Group
1,213.4	**Operating cash-flow**	**1,191.6**	**983.9**	**207.7**	**775.5**
102.4	**Total disinvestments in fixed assets**	**1.0**	**0.4**	**0.6**	**2.2**
(849.3)	**Total investments of which:**	**(576.4)**	**(731.1)**	**(121.3)**	**(348.1)**
(648.6)	investments in television rights	(492.8)	(377.9)	(114.9)	(310.1)
(121.7)	equity investments	(9.4)	(285.4)	-	(0.1)
(22.8)	other intangible investments	(33.0)	(31.7)	(1.3)	(8.0)
(56.2)	tangible investments	(41.2)	(36.1)	(5.1)	(29.9)
-	**Share capital increases**	**-**	**-**	**-**	**-**
(247.8)	**Dividends paid**	**(264.3)**	**(247.4)**	**(28.2)**	**(247.8)**
(141.7)	**Other monetary variations**	**(119.2)**	**(116.1)**	**8.2**	**(190.0)**
-	**Change in the consolidation area**	**(133.7)**	**-**	**-**	**-**
77.0	**Net cash flow**	**99.0**	**(110.3)**	**67.0**	**(8.2)**

Below are comments to the main items of the balance sheet as at 30 September 2003 and their variations compared to 31 December 2002. For each of the changes occurred, the effects attributable to the line-by-line integration of the Telecinco Group, are specified.

Net invested capital

30/09/2003	2,922.7
30/09/2002	2,639.5
EUR millions	
change	283.2

The most significant element of the invested capital of the Mediaset Group is ***television rights*** which includes EUR 222.5 million referring to the net value of the Telecinco Group's library. On a like for like basis, in the period, this item showed a decrease of EUR 132.7 million compared to 31 December 2002 which is attributable – for the period under investigation – to increased amortisation quotas compared to the investments recorded.

Other tangible and intangible assets include EUR 126.0 million referring to the Telecinco Group; on a like for like basis, this item, equal to EUR 471.1 million, recorded growth of EUR 27.7 million since 31 December 2002. This is mainly attributable to the capitalisation of the frequencies purchased by some local operators in view of the launch of the experimental phase of terrestrial digital broadcasting technologies according to law no. 66 of 20 March 2001.

The item ***variations from changes in the consolidated area*** reflects the effect of the line-by-line consolidation of the shareholding in the Telecinco Group, net of the amortisation quotas of the period amounting to EUR 32.4 million. More specifically, EUR 112.6 million refers to the reclassification in this

item of the net residual goodwill of the 40% stake already held at 31 December 2002, whereas EUR 230.9 million refers to the difference due to the purchase of a 12% stake which occurred in 2003.

The decrease in the item ***investments and other financial assets*** compared to 31 December amounted to EUR 278.6 million, of which EUR 274.1 million correspond to the 40% stake held as at 31 December 2002 in the Telecinco Group as a result of the line-by-line consolidation of the Group starting from 2003, following the acquisition of a 12% share. Net of this effect, apart from the adjusted value of investments consolidated with the equity method, the variation of the period reflects other investments and, for an amount of EUR 8.2 million, the value of financial fixed assets held by the Telecinco Group as at 30 September 2003.

The balance of the item ***working capital and other current assets and liabilities*** totalling EUR 5.7 million includes a negative balance of EUR 87.4 million referring to the Telecinco Group. On a like for like basis, the variation in the balance of this item compared to 31 December 2002, equal to EUR +100.4 million, is mainly attributable to the payment of the last amounts contractually due in the period for the multiyear debt regarding the past Champions League broadcasts and the payment of taxes, partly offset by lower trade receivables associated with the dynamics of advertising sales.

Net Group shareholders' equity and attributable to minority interests

30/09/2003	2,850.9
30/09/2002	2,468.7
EUR millions change	382.2

The increase over 31 December 2002 reflects the gross profit for the period and the share of the net shareholders' equity referring to the Telecinco Group attributable to minority interests, net of dividends paid for an amount of EUR 247.4 million.

Net financial position

30/09/2003	(71.8)
30/09/2002	(170.8)
EUR millions change	99.0

The net financial position of the Group at 30 September 2003 is set out below highlighting the contribution of the two reference geographical areas separately:

- the net borrowing of Italian operation amounted to EUR 281.1 million, with a decrease of EUR 110.3 million compared to 31 December 2002. EUR 285.4 million of this variation is attributable to equity investments (of which EUR 276 million referring to the acquisition of a 12% share in the Telecinco Group), while EUR 247.4 million concerns dividends paid. Net of these expenses and of the income connected with the dividends received from the Telecinco Group, a positive cash flow generated by the core business was recorded totalling EUR 411.2 million, which is

significantly higher than the amount of around EUR 386 million generated in the same period of the previous year (net of dividends paid) due to the amount of EUR 105.9 million received on selling the investment in Blu S.p.A. and the loan given to Albacom S.p.A. for an amount of EUR 18.5 million);

- the liquid funds of the Telecinco Group amounted to EUR 209.3 million (EUR 142.3 million at 31 December 2002). The variation occurred in the first nine months of 2003 is attributable for EUR 95.2 million to the positive cash flow generated by the core business (which showed considerable growth compared to the EUR 47.8 million generated in the same period of the previous year) and for EUR 28.2 million to the dividends paid, of which EUR 11.3 million received by the Mediaset Group.

31/12/2002		30/09/2002			30/06/2002
Mediaset Group		Mediaset Group	Italy	Spain	Mediaset Group
203.8	Liquid funds	325.0	124.4	200.6	290.1
189.8	Financial income aand securities (which are not fixed assets)	219.9	207.9	12.0	198.8
393.6	**Total financial assets**	**544.9**	**332.3**	**212.6**	**488.9**
(559.7)	Due to banks	(602.2)	(602.2)	-	(786.9)
	Due to other financial insitutions				
-	Factoring companies	(6.0)	(6.0)	-	(8.5)
(4.6)	Leasing companies	(4.2)	(4.2)	-	(4.4)
(0.1)	Other	(4.3)	(1.0)	(3.3)	(3.5)
(564.4)	**Total financial liabilities**	**(616.7)**	**(613.4)**	**(3.3)**	**(803.3)**
(170.8)	**Net financial position**	**(71.8)**	**(281.1)**	**209.3**	**(314.4)**

The Mediaset Group is mainly operational in the Commercial Television industry; starting from 2003, as a result of the acquisition of the controlling stake in the Telecinco Group, this kind of activity takes place in two main geographical areas, Italy and Spain. The structure of the Group, which is also present in the telecommunication industry through the minority interests it holds in Albacom S.p.A. and Hopa S.p.A., can be summarised as follows:



COMMERCIAL TELEVISION
OTHER INVESTMENTS
ADVERTISING DIVISION
BROADCASTING AND CONTENT DIVISION
ITALY
Publitalia '80 S.p.A.
R.T.I. S.p.A.
Albacom S.p.A. (19.5%)
HOPA S.p.A. (2.73%)
SPAIN
Publiespana S.A.
Gestevision Telecinco S.A.

Below is a description of the main events that characterised the above business areas in the first nine months of 2003:

Commercial television – Italy

Advertising division

A substantial portion of the Mediaset Group's revenues in Italian operations are generated from the sale of television advertising on Mediaset networks, over which Publitalia '80 S.p.A. has exclusive rights.

In the third quarter, significant signs of recovery were recorded in the advertising market, both television and general. Based on the figures communicated by Nielsen, at the end of the first nine months of 2003, overall advertising sales (which amounted to EUR –2.1% in the first quarter) were in line with those recorded in the same period of the previous year, whereas television advertising sales (which amounted to EUR –1.5% in the first quarter) showed a 0.9% increase.

In this context, Publitalia, as a result of the extremely positive performance recorded in the third quarter, achieved an increase of EUR 40.3 million in the first nine months of 2003, amounting to + 2.2% over the same period of the previous year.

Trend of audience shares in Mediaset networks

In the first nine months of 2003, total full day audience exceeded 8.8 million people, in line with the figures recorded in the same period of 2002.

All the time brackets are characterised by an increase in coverage and a slight decrease in the time spent in front of television.

A detailed monthly analysis – which is absolutely consistent with the typical seasonal trend – showed a considerable increase in average audience shares in the first months of the year which reached a peak in March and was at its lowest trough in June. This was due not only to the exceptional weather conditions which characterised this month as well as the whole summer period, but also to the contemporary broadcasting of the Football World Cup.

At the end of the third quarter, Mediaset had a total full day audience share at 44.3%, with an increase of 1.3 points over the same period of 2002.

The audience shares in the commercial target aged 15-64 and in children from 4 to 14 are on the increase (46.1% and 53.2%, outperforming RAI with 4.3 and 19.1 percentage points respectively).

The performance of Mediaset networks was very positive both in Prime Time and Day Time; in both cases, the result obtained in the first nine months of the previous year was outperformed by over 1 point.

More specifically:

- Canale 5 maintained its leadership in Prime Time separated from RAI 1 by over 1½ points (23.7% vs. 22.3%);
- Italia 1 gained the third position in front of RAI 2 in both time brackets (12.3% vs. 12.2% in Day Time and 12.9% vs. 11.7% in Prime Time);
- In Prime Time Retequattro reached an average share of 8.8% with an increase of 0.6 points over the same period of 2002.

Day Time		Prime Time	
Rai 1	23.4%	Canale 5	23.7%
Canale 5	22.6%	Rai 1	22.3%
Italia 1	12.3%	Italia 1	12.9%
Rai 2	12.2%	Rai 2	11.7%
Rai 3	9.2%	Rai 3	10.0%
Retequattro	9.1%	Retequattro	8.8%
Other	9.1%	Other	8.4%
LA 7	2.2%	LA 7	2.2%

As for the guarantee periods:

- Thanks to the valuable contribution of the three networks (first and third position respectively for Canale 5 and Italia 1 both in Prime Time and in Full Day and, in Full Day,

Retequattro is on level with RAI 3), in Spring 2003 Mediaset outperformed RAI not only in Prime Time (47.6% vs. 42.3%), but, for the first time, also in Full Day (45.3% vs. 44.3%);

- A positive start also in Autumn: at the end of the first week, Mediaset maintained its advantage over RAI networks both in Prime Time (45.9% vs. 43.2%) and in Full Day (44.5% vs. 44.1%). The contribution of Canale 5 was fundamental in all time brackets, but also Retequattro did well, obtaining the same result as RAI 3 in Day Time and exceeding it in both Prime Time and Full Day.

	24 Horus	Prime Time	Day Time 7:00-2:00
Canale 5	22.8%	23.7%	22.6%
Italia 1	12.4%	12.9%	12.3%
Retequattro	9.1%	8.8%	9.1%
Total	**44.3%**	**45.4%**	**44.0%**

Canale 5

Comparing the first nine months of 2003 with the same period of 2002, we notice that Canale 5 has increased its share in all time brackets: + 0.2 share points in Prime Time, + 0.3 in Day Time and, as a consequence, + 0.3 in Full Day. This network confirmed once again its leadership in Prime Time, the most prestigious time bracket for audience share and advertising sales, maintaining its direct competitor RAI 1 at a distance (23.7% vs. 22.3%); in Full Day, Canale 5 emerged as the network preferred by young people aged 15-34 (27.8%) and people aged 15-64 (24.7%), whereas for children between 4 and 14, it is the second choice after Italia 1 (19.7%).

Excellent results in the guarantee period: if in the spring Canale 5 had managed to outperform RAI for the first time in Full Day thanks to extremely high Prime Time shares and growing Day Time shares (but still lower than the competitor), the figures recorded in the first week of autumn showed it now ranks first in all time brackets (25.6% vs. 21.6% in Prime Time, 24.2% vs. 23.3% in Day Time and 24.4% vs. 22,8% in Full Day).

Of the large number of programmes that contributed to the network's success, let's mention in **Day Time**:

- *Vivere*, *Beautiful* and *Cento Vetrine*, the appointments with love at lunch time, recorded 21.2%, 34.6% and 29.8% respectively, with record shares in July (23.2%, 36.8% and 34.2% respectively);
- *Uomini e Donne* and *Amici di Maria De Filippi*, which closed a cycle at half year with an audience share of 25.9% and 21.5% respectively, started a new cycle on 15 September recording 27.7% and 23.5%. Furthermore, in the first three live shows on Saturday afternoons, the students who dream of becoming entertainment artists achieved 30.2%;
- Late in the afternoon, the two cycles of *Chi vuol essere milionario* (the first from end March to mid May and the second from the beginning to the end of September) globally recorded 26.1% and, on many occasions, were not far from 30.0%;

- *TG5*'s share is on the increase; the midday news increased to 26.1% while the evening news went up to 27.8%. As is shown in the graph below, they have both increased their share by over 1.5 points since the beginning of the year.



Trend Mensile TG5Monthly Trend TG5
Noon and Night edition
27,2
26.0
27.5
28.2
29.3
28.5
28.6
25.9
28,8
24,8
24.3
26.2
26.6
25.5
26.8
28.3
25.6
26,7
January
February
March
April
May
June
July
August
September
Midday edition
Evening edition

In **Prime Time**:

- After the success recorded in summer by *Velone* (22.5%), from 22 September *Striscia La Notizia* is back. In the first broadcasting week, it achieved 35.7%, which means an average of 9.5 million TV viewers;
- Throughout 2003 this network proposed a variety of entertainment programmes: in the first half year *La Corrida* (29.9%), *Miconsenta* (25.0%), *Ciao Darwin 4* (31.9%), *Zelig Circus* (39.2%) and *Grande Fratello 3* (33.3%); in summertime, *il meglio di...*, a re-edited version of *La Sai l'ultimissima?* (23.1%) and *Zelig svisti mai visti* (25.3%); at the end of September, the new cycle of *C'è posta per te* and *Scherzi a parte* (25.2% and 32.0% were the audience shares recorded in the first broadcasts);
- Mini-series and dramas are doing well: at the beginning of the year, *Il Papa Buono* (34.9%) and *Ferrari* (28,8%); in Spring *Carabinieri 2* (26.4%); in September, the new adventures of *Decimo Tuscolano* in *Distretto di Polizia 4* (24.1%) and of the "famous customers" of the beauty salon in *Il Bello delle donne 3* (20.9%);
- Finally, sport, after recording an average 36% share in Spring (with an outstanding 67.3% in the final match *Milan–Juventus*), *Champions Leagues* was back on 17 September with an excellent 28.9%; in summertime, positive results were also obtained by the friendly matches of *Trofei Tim* and *Birra Moretti* (35.0% and 31.0% respectively).

Italia 1

Italia 1 closed the third quarter of 2003 with an audience share higher than that of its competitor RAI 2 and of the same period of 2002 in all time brackets: 12.3% in Day Time, 12.9% in Prime Time and 12.4% in Full Day (against 12.2%, l'11.7% and 12.0% respectively in RAI 2), showing an increase of 1.1, 0.8 and 1.0 share points over the first nine months of 2002.

In Full Day it is confirmed as the first choice of children from 4 to 14 (29.4%) and the second choice, after Canale 5, of people aged 15-34 (18.3%).

After spring closed with a third position both in Prime Time (13.7%, the highest percentage achieved ever in a guarantee period) and Full Day, the autumn season started with a slight

decrease for Italia I compared to the same period of 2002 (-0.3 share points in all time brackets).

More specifically, in **Day Time**:

- Positive results for the new formats of entertainment; after the successful results achieved in Spring by *Ziggie Show*, *Oblivious* and *Papirazzi* (11.3%, 12.5% and 16.2% respectively), in September *Super Star Tour* and *Top of the Pops* were launched – two music programmes anchored by Daniele Bossari (14.1% is the average share of the first one and 16.3% the share recorded in the first broadcast of the second) – as well as the new cycle of *Ziggie* that from 8 September is broadcast every afternoon at 5.30 p.m. (11.8 % is the share of adults, 45.5% for children). Late at night, apart from the already well-known programmes *Iene*, broadcast on Thursdays (17.5%) and *Mai dire Grande Fratello* on Fridays (19.9%), the six sections of *Invisibili* on air between the end of April and the beginning of June (16,4%) draw TV viewers' attention;
- Italia I has invariably been offering its small TV viewers appealing cartoons, ranging from classics to cult cartoons down to the most recent and newest series: in the morning, *La Pantera Rosa*, *Belle et Sebastien*, and *Il Libro della giungla* exceed 17.0% and gain one child out of two. In the afternoon, *Futurama* (15.4%), *I Simpson* (15.6%), *Mila e Shiro* (20.4%), *Hamtaro* (15.1%) and *Pokemon* (17.1%) account for over a 40% share in TV viewers aged 4-14 and sometimes even 15-24;
- As for sport: the competitions of the *Motor Racing World Cup*, mainly concentrated in the time bracket 11.00 a.m. / 3.30 p.m. in Sundays/ Saturdays, won the network an excellent 26.7% share (with peaks higher than 40% in the *motogp* category), *ControCampo* achieved 13.9%, thus outperforming *La Domenica Sportiva* being simultaneously broadcast on RAI 2 of over 1.5 points;
- Audience share on the increase for Mario Giordano's news programme: *Studio Aperto* went from 16.0% in the first nine months of 2002 up to 19.2% in 2003 in the Midday news and from 10.9% up to 12.7% in the evening news. Also *Lucignolo*, the weekly programme dealing with the world of young people on air late at night on Fridays, was very appreciated and produced a 13% average share reaching 22.3% with young people aged 15-34.

In **Prime Time:**

- Incredible results for in-house productions: this spring the comedians of *Zelig Circus* achieved an average share of 26.5%; 18.0% of TV viewers (and the double with young people aged 15-24) followed the final stages of *Amici di Maria De Filippi*, and Gialappa's, at the third cycle of *Mai dire domenica* (the fourth will on air starting from 5 October), recorded 16.1%; in summertime, *Festivalbar* celebrated its 40th anniversary by improving by almost 2 share points over 2002 results (16.9% vs. 15.0%); the four evenings when *Matricole* was re-broadcast achieved a share of 13.4%;
- TV series are historically speaking another strength of the network: among the great number of titles, worth mentioning are *CSI:scena del crimine* and *Smallville*, both characterised by audience shares higher than 14% and an average of about 3,7 million TV viewers;
- As for sports events, mention should be made of the extraordinary 47.6% share recorded on 14 May by the *Champions League* match *Juventus - Real Madrid.*

The audience share balance of Retequattro at the end of the third quarter of 2003 is very positive; 9.1% in Full Day results from a similar share in Day Time, that is, 9.1%, and 8.8% in Prime Time. In the latter time bracket, there has been a growth trend that – as shown in the graph below – brought the network from 8.1% in January up to 10.0% in September.

In Full Time, the network confirmed its third position, after RAI 1 and Canale 5, in TV viewers over 65 (13.3%).


R4 - Monthly Trend - Prime Time
8,1
7.9
7.5
9.2
8.7
8.9
9.4
10.5
10,0
January
February
March
April
May
June
July
August
September

Here too we recorded the best results even in a guarantee period: while the spring 2003 closed with a 9% share in Full Day, the autumn started with an increase of 0.2 points. This result was achieved thanks to the considerable improvement in Prime Time that, in the space of a few months went from 8.4% up to 9.2%. At the beginning of this season, Retequattro won against RAI 3 since it recorded the same results in Day Time (9.1%) and outperformed the competitor in Prime Time (8.9%) and in Full Day (9.0%).

Day Time can be detailed as follows:

- Science, astronomy, archaeology, nature, animals and history are the main ingredients of *Solaris il mondo a 360°*, a cultural programme on air in the afternoon that from January to September achieved 7.6%;
- Still very appreciated are the entertainment programmes at weekends: on Saturday afternoons, in the first half of the year *Sabato Vip* and *Il Trucco c'è* achieved 11.8% and 12.2% respectively; from 27 September *Alta Società* gained 10.9% of TV viewers by reconstructing and summarising VIP holidays; on Sundays, *Melaverde* totalled an overall 9.6% share, while *La Domenica del villaggio* achieved 14.3% (12.5% is the share of the re-edited summer version of the programme, *I ricordi della domenica del villaggio*);
- Among the programmes broadcast late at night include: on Tuesdays *Pressing Champions League* (15.2%) and, when it was replaced due to the absence of football matches, *Record* (11.4% for the first section broadcast in autumn); on Wednesdays, TV viewers' interest is aroused by the enquiries and the secrets dug by *Top Secret* (9.2% is the global share from the beginning of January to the end of September);
- And finally news programmes: in the nine months of 2003, *TG4* recorded a 7.6% share in Midday news and a 8.5% share in evening news.

In **Prime Time:**

- A very valuable contribution of *Walker Texas Ranger* in early Prime Time. The series went from 5.2% in the last week of May up to 9.9% in the last week of September, thus playing an important role of towing into Prime Time programmes;
- TV viewers enthusiastically welcomed the replicas of *I ragazzi irresistibili* that, in the seven Mondays they were broadcast (from mid July to the beginning of September), gained 9.2%; as for science programmes *La Macchina del Tempo* obtained an overall 6.9% share, and *Sai Xché?* (that starting from mid November will be on air with a second cycle) achieved 7.4%;
- Good results also for dramas; apart from the mini-series in two parts *Blindati* and the second part of *Giulio Cesare*, both in TV première, TV viewers seemed to appreciate the summer replicas of *Il conte di Montecristo* (12.4%) and *Il Commissario* (10.0%) as well as the new cycle – that will be broadcast from 22 September - of *Carabinieri 2* (10.9% was the share of the first evening);
- TV series went extremely fine: after the excellent results obtained with *Siska* that, in the half of the year, achieved 9.3%, in summertime, *Law&Order: Special Victims Unit,* the special unit from the police department of New York, totalled 9.1% and *Il Commissario Cordier* 10.3%;
- With the football match *Real Madrid–Olimpique M.* on 16 September (14.2%), there are now four evenings devoted to *Champions League* matches: with an average share of 11.9%, a peak of 15.2% was reached for the *Real Madrid-Manchester United* match; positive results also for the friendly match *Inter –Stoccarda* broadcast on 29 July 2003 (10.0%).

Multimedia and content extension operations

The multimedia operations of the Mediaset Group which were mainly concentrated in Mediadigit S.p.A. until 31 December 2002, will be directly managed by R.T.I. S.p.A. as of this year, following the company sell off which occurred at the end of 2002 in view of maximising synergy and content extension opportunities with respect to our core business focused on television.

These operations include the distribution of theme channels to Sky digital platform, Internet operations, Teletext operations and publishing operations managed in a joint-venture with Mondadori by Press Tv S.p.A., a company set up in 2002. It should also be noted that, as a result of the important commercial agreements signed in the second part of 2002, multimedia *content providing* operations were launched reserved to mobile telephony operators. Advertising sales based on the Internet, Mediavideo and Theme Channels are supported by Publitalia '80 S.p.A. as exclusive concessionary.

The overall consolidated net **revenues** generated by these operations in the first nine months of the year amount to **EUR 28.6 million**, compared to EUR 27.3 million in the same period of the previous year, with a 4.6% growth equal to EUR 1.3 million.

With reference to **theme channels,** since 1 August 2003 the channels Duel Tv, MT Channel and Happy Channel have been distributed on the new single satellite platform Sky Italia. The same is true for the new channel IT! Italia Teen Television that will be on air starting from October 2003 and will replace the channel Comedy Life .

Total **revenues** from the distribution of these channels, which mainly consist of the minimum guaranteed paid by digital platforms, amounted to **EUR 15.9 million** over EUR 15.5 million in same period of 2002.

As to the **Internet** operations pertaining to the Group, the positive results generated by the news contents developed by Tgcom and Tg5.it were confirmed. The **revenues** generated in the period by these operations amounted to **EUR 3.6 million** over EUR 4.2 million in the same period of the previous year.

As for **Teletext** (Mediavideo), the period **revenues** reached **EUR 3.8 million** compared to EUR 3.2 million in the same period of the previous year.

As for the sale of **multimedia services and contents**, R.T.I. provided services and contents to both second generation operators and H3G (the first company that launched UMTS in Italy) taking advantage of the technological and brand opportunities offered by the Mediaset Group.

A few projects launched in 2002 continued in the first nine months of 2003, among which worthy of mention are the pay TV version of *Milionario* and *Passaparola* (available both on the Internet and Mediavideo), the community services (developed with Wind and available in the interactive sections of Mediavideo) as well as the MMS production (under the TG5 brand to be supplied to all mobile telephony operators), the SMS Grand Prix services (associated with forecasts and reports of the Motor Racing World Cup and Formula 1 competitions) and TG5 SMS services. In the first nine months of 2003, all these operations generated revenues totalling **EUR 4.8 million** over the EUR 1.1 million in the same period of the previous year.

As for the operations managed by **Press TV S.p.A.** in the nine months of 2003, the weekly sports magazine *Controcampo* continued to be published successfully. This period was also characterised by the launch by Press Tv of two more periodicals strictly related to well-known television programmes: *Amici di Maria De Filippi* and *Grande Fratello*.

Commercial television – Spain

Advertising

The Spanish advertising market confirmed the positive trend of the first half year also in the third quarter of 2003, with particular reference to television whose growth essentially reflected the performance of Publiespana/Telecinco and of local broadcasters (La Forta).

More specifically, the advertising sales made by Publiespana for Telecinco reached EUR 418.8 million in the nine months, showing a 10.2% increase over 2002; the good trend of advertising sales in the third quarter contributed to this result, totalling an 11.8% increase compared to the same period of the previous year.

Broadcasting and contents division

The balance of audience shares for Telecinco in the first nine months of 2003 is extremely positive, with a result in the average Full Day on the increase compared to the same period of 2002 (from a 19.7% to a 21.1% share on the total population).

Telecinco (individuals)			
	2003	2002	Change
24 hours	21.1%	19.7%	1.4%
Prime Time	22.3%	20.0%	2.3%
Day Time	20.7%	19.6%	1.1%

In the first nine months of 2003, Telecinco confirmed its leadership in terms of total audience share, gaining 1.4 share points over the same period of the previous year and getting closer to the state-owned broadcaster TVE1.

Full day (individuals)			
	2003	2002	Change
Telecinco	21.1%	19.7%	1.4%
Antena 3	19.6%	20.6%	-1.0%
TVE 1	23.3%	24.8%	-1.5%
La Forta	18.4%	17.7%	0.7%
Others	17.6%	17.2%	0.4%
Total	**100.0%**	**100.0%**	**0.0%**

Also with regard to the so-called commercial target, Telecinco considerably increased its share (from 22.% to 24.1%), outperforming its main competitor Antena3 (from +0.7 share points in 2002 to +3.2 share points in 2003).

Full day (commercial target)			
	2003	2002	Change
Telecinco	24.1%	22.9%	1.2%
Antena 3	20.9%	22.2%	-1.3%
TVE 1	19.1%	20.5%	-1.4%
La Forta	16.3%	15.3%	1.0%
Others	19.6%	19.1%	0.5%
Total	**100.0%**	**100.0%**	**0.0%**

The positive results obtained by Telecinco in terms of audience share in the first nine months of 2003 were achieved thanks to the contribution of all the main types of programmes proposed. More specifically, apart from the great stability in audience share in Prime Time, in 2003 the network was also characterised by a considerable increase in the afternoon time bracket and confirmed its leadership in the morning and late at night scheduling.

In Prime Time, in-house produced dramas continued to be one of the pillars of Telecinco's offer: apart from the new cycles of already well-known productions such as *Hospital Central*, *Siete Vidas* and *El Comisario*, this year was characterised by a new TV phenomenon: *Los Serrano*, a situation comedy that in this initial season is recording an average share totalling 31.1%.

Also the new series of *C.S.I.* confirmed its international success.

The network's investment in the in-house production of entertainment programmes was rewarded by excellent audience shares, in particular with *Aquí hay tomate*, *A. tu lado* and *Pecado Original*, which in the late afternoon time bracket provided a good attraction factor and driver towards Prime Time programmes.

One of the main characteristics of Telecinco's television offer is the network's close contact with news which is supported by a great number of live broadcasting hours.

Other investments

At the end of the first six months (April – September 2003) of the current year, Albacom S.p.A. confirmed and strengthened the positive trend of the management operations of the period that closed at 31 March 2003.

In the period being analysed, Albacom recorded sales totalling EUR 317.0 million, substantially in line with the same period of the previous year. It also recorded a significant growth in percentage terms (from 31.2% up to 35.5%) of the revenues generated by higher value added services (data transmission, Internet, VAS) and an increase (+45%) in active customers that, at 30 September, totalled 219,000 units.

EBITDA amounted to EUR 12.8 million (EUR 1.0 million at 30 September 2002); EBIT – though still negative (EUR –18.6 million) – showed a considerable improvement over the same period of the previous year (EUR –51.7 million). These results were obtained also as a consequence of the revenues recorded by the company as a consequence of the judgement dated 18 September 2003 with which the European Court of Justice declared illegitimate the annual contribution, calculated on sales, to be paid by telecommunication operators and already recorded by Albacom since 1999.

As a result of the gross profit of the period from April to September 2003, of the gross profit of the past three months of the fiscal year that closed at 31 March 2003 (first quarter 2003) and of the period goodwill amortisation quota (EUR 1.6 million), the valuation based on the equity method of the shareholding in Albacom S.p.A. amounted for the Mediaset Group, at 30 September 2003, to total charges equal to EUR 20.1 million (EUR 18.1 million at 30 September 2003).

Furthermore, it should be noted that – in compliance with the commitments taken to cover the financial needs of Albacom within the agreement signed by the parties on 24 February 2003 – as at 30 June 2003, Mediaset granted an interest-bearing loan totalling EUR 20.3 million, of which EUR 7.8 million was provided during the period under review.

Finally, on 29 August 2003, the Extraordinary Assembly of Albacom S.p.A. decided that the losses cumulated, totalling EUR 167.8 million and resulting from the economic and balance sheet situation at 30 June 2003, would be covered by drawing the same amount from share capital.

- Advertising revenues on Mediaset networks in the first ten months of 2003 showed a 3.8% increase over the same period of the previous year, thus further confirming the growth trend which had already been recorded up to 30 September 2003. Based on the estimates currently available on the trend of the last two months of the year, the expected growth of advertising sales on Mediaset networks could reach a result in percentage terms higher at the end of the year than that obtained in the first ten months.

- The advertising sales of Publiespana for Telecinco in the first ten months of 2003 showed a 10.6% increase confirming the growth trend which had already characterised the period until 30 September 2003. Based on the expected trend of advertising sales in the last two months of the year, in 2003 Publiespana should achieve a growth rate totalling about 9%.

- In the first ten months of 2003, the Mediaset networks achieved a result in terms of audience share in Full Day amounting to 44.2% over 42.9% recorded in the same period of the previous year.

- Also at the end of the ten months of the year, Telecinco confirmed the positive results obtained, reaching an average audience share in Full Day of 21.3%, higher than the 19.9% share in the same period of 2002 and thus confirming its leadership in the commercial target with a 24.3% share (a 23.2% share in the same period of the previous year). The trend of the audience shares of the main competitors recorded in the first months of 2003 was confirmed with a decrease in both the state-owned network TVE1 and Antena3 and an increase in the other regional broadcasters.

- Based on current available evidence regarding both the development of advertising sales and television costs in the two geographical business areas of the Group, this year higher EBITDA than that achieved last year is confirmed, partly thanks to the contribution arising from the line-by-line integration of the Telecinco Group.

for the Board of Directors
the Chairman

Mediaset Group


Lucignolo
GRANDE
FRATELLO

Report on Operations on the First Quarter of 2004

MEDIASET

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.gruppomediaset.it

CONTENTS

Board of Directors

Chairman	(*)	Fedele Confalonieri
Deputy Chairman	(*)	Pier Silvio Berlusconi
Managing Director	(*)	Giuliano Adreani
Directors	(**)	Franco Amigoni
		Marina Berlusconi
		Pasquale Cannatelli
		Paolo Andrea Colombo
		Enzo Concina
		Maurizio Costa
		Mauro Crippa
		Bruno Ermolli
		Marco Giordani
	(**)	Alfredo Messina
	(*)	Gina Nieri
	(**)	Roberto Ruozi

Board of Statutory Auditors

Chairman	Achille Frattini
Regular Auditors	Francesco Antonio Giampaolo
	Riccardo Perotta
Alternate Auditors	Gianfranco Polerani
	Francesco Vittadini

Independent Auditors

Deloitte & Touche S.p.A.

(*) *Members of the Executive Committee*

(**) *Members of the Internal Control Committee*

MEDIASET

Main income statement data

2003			1st quarter 2004		1st quarter 2003	
ml €	%		ml €	%	ml €	%
3,070.0	100.0%	Consolidated net revenues	850.7	100.0%	777.1	100.0%
2,424.9	79.0%	Italy	677.6	79.7%	634.8	81.7%
646.0	21.0%	Spain	173.2	20.4%	142.3	18.3%
820.8	100.0%	Operating profit (loss) (*)	285.0	100.0%	219.4	100.0%
650.1	79.2%	Italy	228.1	80.0%	191.5	87.3%
170.7	20.8%	Spain	56.8	19.9%	27.9	12.7%
777.6		Mediaset Group Operating profit (loss)	274.2		208.6	
675.1		Profit before taxation and third parties' shares	274.1		191.1	

Main balance sheet/financial data

31-12-2003		31-03-2004	31-03-2003
ml €		ml €	ml €
3,031.8	Capitale Investito Netto	2,835.0	2,916.8
2,832.5	Group shareholders' equity and shareholders' equity attributable to minority interests	3,050.9	2,857.3
2,591.6	*Group shareholders' equity*	2,837.6	2,644.6
240.9	Shareholders' equity attributable to minority interests	213.3	212.7
(199.3)	Net financial position	215.9	(59.5)
1,537.6	Operating cash-flow (net profit + amortisation)	532.3	458.8
835.1	Investments	194.6	186.4
264.3	Dividends paid	-	-

Personnel

2003			1st quarter 2004		1st quarter 2003	
	%			%		%
5,600	100.0%	Mediaset Group number of employees	5,628	100.0%	5,559	100.0%
4,395	78.5%	Italy	4,400	78.2%	4,378	78.8%
1,205	21.5%	Spain	1,228	21.8%	1,181	21.2%
5,633	100.0%	Mediaset Group average workforce	5,627	100.0%	5,558	100.0%
4,397	78.1%	Italy	4,396	78.1%	4,379	78.8%
1,236	21.9%	Spain	1,231	21.9%	1,179	21.2%

Main indicators

2003		1st quarter 2004	1st quarter 2003
26.7%	Operating profit(*)/Net revenues	33.5%	28.2%
26.8%	Italy	33.7%	30.2%
26.4%	Spain	32.8%	19.6%
25.3%	Group operating profit(*)/Net revenues	32.2%	26.8%
22.0%	Profit before taxation and third parties' shares/Revenues	32.2%	24.6%

(*): before amortisation goodwil Telecinco

Report on Operations in the first quarter of 2004

Dear Shareholders,

in the first quarter of 2004, the Group heading your company recorded the following results:

- **consolidated net revenues** amounted to **EUR 850.7 million**, showing a 9.5% increase compared to EUR 777.1 million in the same period of the previous year;
- **EBIT** amounted to **EUR 274.2 million**, showing a 31.4% increase compared to the EUR 208.6 million recorded in the same period of the previous year, net of amortisation, depreciation and write-downs for EUR 220.6 million. Gross operating profitability significantly increased accounting for 32.2% over 26.8% in the first quarter of 2003;
- **earnings before tax and the shareholding of third parties** amounted to EUR **274.1 million,** showing a 43.4% increase compared to EUR 191.1 million in the first quarter of 2003. This is partly due to the increase in the result of equity investments and financial activities. Net of the shareholding of third parties, this result amounted to EUR 246.1 million and was the best result ever obtained by the Group in the first quarter;
- the **consolidated net financial position** went from minus EUR 199.3 million at December 31st, 2003 up to EUR **215.9 million** at March 31st, 2004. In the first three months of 2004, the **cash generation** which characterises the Group amounted to EUR 356.3 million in Italy and EUR 58.9 million in Spain, thus recording a significant growth over the same period of 2003, that is, EUR 201.5 million and EUR 43.5 million respectively.

The positive results obtained in the first quarter are an excellent basis to achieve the growth objectives for the year, in a legal framework which is characterised by the approval of the *Law on the reorganisation of the radio television system,* which is described in the section of the present Report entitled *Significant events after March 31st*.

It should be noted that, due to the high seasonal character of advertising sales, which are more concentrated in the first part of the year, and the payments of dividends and taxes, which are prevailingly concentrated in the second quarter of the year, operating profitability and the change in the net financial position in the first quarter of the year could not be calculated over the whole year.

The economic results obtained by the Group in the first quarter of 2004 reflect the excellent beginning of the television season in both geographical areas, Italy and Spain. The Group recorded excellent results in terms of advertising sales while total *television costs* were extremely limited in the quarter, especially with reference to the improvement obtained in terms of audience results.

More specifically, in **Italy**, **advertising sales on Mediaset networks** in the first quarter of 2004 showed an increase of 8.1%, a figure that though compared to a less dynamic period in 2003, confirmed the strengthening of the advertising market and, more specifically, of the television market which had already taken off in the second half of 2003. Based on the estimates published by *Nielsen*, advertising investments in Italy in *classic* media in the first two months of 2004

recorded a growth totalling 7.4%, which was mainly supported by the increase in investments devoted to television. This trend was positively impacted by the strong increase in investments in the car, telecommunication and financial (banks and insurance companies) industries.

In the quarter under investigation, characterised by a further improvement in television and by an extremely competitive offer from RAI networks, the growth of **results in terms of audience share** of **Mediaset networks** continued after the record established in 2003.

In the first quarter of 2004, the total audience share in the Full Day reached 10.5 million TV viewers, a figure slightly higher than that recorded in the first quarter of the past year (+0.4%), as a consequence of an increase in Prime Time (+0.8%) and late evening (+3.9%) which compensated for the decrease in Day Time (-0.8%).

In the same period, Mediaset networks recorded an average daily share of 44%, showing a 0.3% increase on the results of January-March 2003. This was attributable to both the result obtained in Day Time (+0.9 higher than the first quarter of the past year) and the result recorded in Prime Time, once again higher than RAI's (45.1% vs. 44.6%).

Considering audience share figures per single network, it should be noted that Canale 5 was on the increase in all time brackets (+0.8 percentage points in Day Time, +0.9 in Prime Time and +0.8 in the 24 hours) while Italia 1 obtained the third position in Prime Time outperforming RAI 2 by 1.7 percentage points (11.2% vs.9.5%) and Rete 4 did better than Rai 3 in Day Time and in the Full Day (in both time brackets 9.0% vs. 8.9%).

Individual share - 1st quarter 2004	**24 hours**	**Prime Time**	**Day Time 7:00-2:00**
	23.8%	24.9%	23.5%
	11.2%	11.2%	11.2%
	9.0%	9.0%	9.0%
MEDIASET	**44.0%**	**45.1%**	**43.7%**

These results were recorded in all the main types of programmes, from the main news productions to entertainment, from mini series to events and sports broadcasts. More specifically, for Canale 5 these programmes should be noted: the fourth *Grande Fratello* that outperformed even the third evening of *Festival di Sanremo* with a 32.3% audience share and, as far as drama is concerned, the extraordinary success obtained by the TV series *Elisa di Rivombrosa*, which has been unanimously considered as the most important event of the 2003/2004 television season.

In the 24 hours, in this quarter, Mediaset networks maintained their leadership in the *commercial target* of TV viewers aged between 15 and 64 as well as children aged 4-14 (45.7% and 54% respectively vs. 41.4 and 32% for RAI).

Also the beginning of the observation period recorded absolutely positive results: as is shown in the graph below, Spring 2004 (from January 25th to April 3rd, excluding the week when the *Festival di Sanremo* was broadcast), Mediaset networks outperformed RAI in all time brackets.


SPRING 2004 (25th Jan to 3rd Apr) not considering Sanremo
44.5
43.9
44.2
44.0
45.5
44.1
24 hours
Day Time
Prime Time
Mediaset
RAI

More specifically, in the observation period, Canale 5 did better than RAI 1 in Day Time (23.6% vs. 23%) and in the 24 hours (23.8% vs. 23.5%), Italia 1 recorded 11.5% in all time brackets thus confirming its third position in Prime Time (ahead of RAI 2 that stopped at 9.6%) and Rete 4 equalled RAI 3 in Prime Time (9.2%) and outperformed it in Day Time (9.1% vs. 8.8%) and in the Full Day (9.2% vs. 8.9%).

Considering the total results achieved in terms of audience share, in the first quarter of the year, *television costs* were in line with those recorded in the same period of the previous year, thus making it possible to operationally exploit the significant increase in net revenues in the best possible way. As a consequence of this evolution, the **EBIT** of ***Italian operations*** reached **EUR 228.1 million**, showing a 19.1% increase over the same period of the previous year while operating profitability went from 30.2% in the first quarter of 2003 up to 33.7% in the first quarter of 2004.

During the first quarter of 2004, in the framework of the process of converting to **digital terrestrial television**, investments continued with a view to further extending the coverage that by 2004 should reach about 70% of the Italian population and enlarge/enrich the television offer in terms of new contents and interactive services. In the first months of 2004, the basic offer of digital bouquets was launched also by other Italian operators, that is, RAI, Telecom/La 7 and D-Free, whose multiplex platform is used to digitally broadcast Canale 5 and Italia 1, and the set-top-boxes which are needed to watch the contents broadcast with digital techniques started to be marketed nationwide. The number of digital decoders which are now installed in Italian households amounts to about 250,000 units and, if the current sale trend persists, we can reasonably suppose that one million pieces of equipment will be sold by the end of 2004.

In Spain, **gross advertising sales by Publiespana** for Telecinco grew in the period in question at an extremely fast pace of 21.2%, although this compared to the first quarter of 2003 when 28% growth was recorded that enabled this company to offset the decrease recorded in the first quarter of 2002.

The high growth trend of advertising sales reflected the excellent **results in terms of audience share** that **Telecinco** obtained recording a 23.9% share in the peak period (against 22.5% in the same period of the previous year) and setting itself for the first time in this period of the year as the first network at a national level. As for the daily average of this quarter, Telecinco recorded a 22.1% audience share (against 21.4% in the same period of the previous year), thus confirming its leadership among private broadcasters and significantly reducing the gap with the State-owned broadcaster TVE1, which recorded a decrease from 23.7% in the first quarter of 2003 to 22.9% in the first quarter of 2004. As for the *commercial target*, where Telecinco is an unquestioned leader nationwide, a further increase was recorded in the quarter in both average share (from 24.7% to 25.2%) and Prime Time (from 26.8% to 28.3%), thus maintaining an advantage over Antena 3 of about 8 percentage points in terms of share.

Individual Share	1st quarter 2004	1st quarter 2003	2004 vs 2003 % variation
24 hours	22.1%	21.4%	3.3%
Prime Time	23.9%	22.5%	6.2%
Day Time	21.4%	21.0%	1.9%

Coomercial Target Share	1st quarter 2004	1st quarter 2003	2004 vs 2003 % variation
24 hours	25.2%	24.7%	2.0%
Prime Time	28.3%	26.8%	5.6%
Day Time	23.7%	23.8%	-0.4%

The considerable increase in revenues, combined with a limited growth in costs which in this quarter were below 2%, enabled the **Telecinco Group** to obtain **EBIT** amounting to **EUR 56.8 million.** EBIT more than doubled compared to the result achieved in the same period of 2003.

As already specified in the *Report on Operations at December 31st, 2003*, it should be noted that, on March 17th, 2004, the shareholders of Gestevision Telecinco S.A. and Publiespana S.A., that is, Mediaset SPA (25%), Mediaset Investement (27%), Vocento (13%), Dresdner Bank (25%) and ICE Finance (10%), signed an agreement with a view to starting a project for the listing of Gestevision Telecinco S.A. which should be finalised by the end of 2004 through an offer for sale. In order to prepare the company for the listing, on March 29th, 2004, the General Meetings of the two companies decided to transfer the shareholdings of Publiespana S.A. to Gestevision Telecinco S.A., whose shareholding structure is unchanged after this operation.

Drafting criteria

According to CONSOB resolution no. 11971 of May 14th, 1999, the economic and balance sheet information given below refers to the first quarter of 2004, the first quarter of 2003 and the figures at December 31st, 2003. In preparing the accounts, the same criteria used for preparing the financial statements and the consolidated financial statements at December 31st, 2003 were utilised.

The analysis of the income statement and of the consolidated financial position and balance sheet situation in the first quarter of 2004 was also performed - in accordance with that established in CONSOB Communication no. 98084143 of October 27th, 1998 with regard to information per business sector – by separately highlighting the contribution to the financial and economic results of the Group by the television operations of the two geographical areas, Italy and Spain.

The Report on Operations in the First Quarter of the year is not submitted for audit certification by Independent Auditors.

Economic results

A summary of the reclassified income statement of the Mediaset Group is set out below.

In compliance with that established in article 81 clause 7 of the Regulations approved by the CONSOB resolution no. 11971 of May 14th, 1999 and subsequent amendments, the economic result of the period was presented before taxes. This result was also amended in order to show the stake of minority interests in Gestevision Telecinco and Publiespana; in the annual report, this amendment will be determined based on the net result of these investments.

It should also be noted that the income statement also includes the effects – in 2003 and the first quarter of 2004 - of the line-by-line consolidation of Publieuros and Publieurope. These companies were previously recorded at cost and they perform advertising sales activities at an international level for Publitalia '80, Publiespana and other media companies in Europe. The impact of this change on the economic results of the first quarter of 2004 is extremely reduced, since it amounts to EUR 1.3 million in terms of net revenues (against EUR 5.4 million of total aggregate revenues of both companies) and to EUR 0.4 million in terms of EBIT and earnings before tax and this does not therefore jeopardise the comparability of figures between the two quarters.

(EUR millions)

Mediaset Group: Re-classified income statement summary

2003		1st quarter 2004	1st quarter 2003
3,029.3	Sales of goods and services	841.1	771.0
40.7	Other revenues and income	9.6	6.1
3,070.0	**Total consolidated net revenues**	**850.7**	**777.1**
379.5	Personnel expenses	97.6	93.7
901.8	Purchases, services, other costs	258.3	215.4
1,281.3	**Operating costs**	**355.9**	**309.1**
1,788.7	**Gross operating profit (loss)**	**494.8**	**468.0**
967.9	Amortisation, depreciation and write-downs	209.8	248.6
820.8	**Operating profit (loss) before amortisation goodwill Telecinco**	**285.0**	**219.4**
43.2	Amortisation goodwill Telecinco	10.8	10.8
777.6	**Operating profit (loss)**	**274.2**	**208.6**
(6.2)	Financial income/(charges)	2.7	(6.0)
(84.3)	Income/(charges) from equity investments	(2.3)	(11.0)
687.1	**Profit (loss) before extraordinary items**	**274.6**	**191.6**
(12.0)	Sundry and extraordinary income/(charges)	(0.5)	(0.5)
675.1	**Profit before taxation and third parties' share**	**274.1**	**191.1**
(58.9)	Third parties' profit before taxation	(28.0)	(13.6)

Here follows an analysis of the percentage impact on consolidated net revenues on a few significant items of the Group's income statement.

2003		1st quarter 2004	1st quarter 2003
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
41.7%	Operating costs	41.8%	39.8%
58.3%	Gross operating profit (loss)	58.2%	60.2%
31.5%	Amortisation, depreciation and write-downs	24.7%	32.0%
26.7%	Operating profit (loss) before amortisation goodwill Telecinco	33.5%	28.2%
25.3%	**Operating profit (loss)**	**32.2%**	**26.8%**
22.4%	Profit (loss) before extraordinary items	32.3%	24.7%
22.0%	**Profit before taxation and third parties' shares**	**32.2%**	**24.6%**

As already mentioned, it should be noted that, due to the high seasonal character of television operations, especially with respect to the trend of revenues from advertising (which are more concentrated in the first part of the year), the results of the period being investigated may not fully represent a trend on an annual basis.

Here follows an analysis of the single Mediaset Group income statement elements. This analysis was carried out by highlighting the economic contribution in terms of operating management arising from television operations separately in the two geographical areas (including the contribution arising from the line-by-line consolidation of Publieurope, as a result of the advertising sub-concession relations prevailingly established by this company in the domestic market), Italy and Spain.

Analysis of results by geographical area: Italy

Below is the summary of the reclassified income statement of the Mediaset Group, arising from Italian operations:

(EUR millions)

Italy: Re-classified income statement summary

2003		1st quarter 2004	1st quarter 2003
2,389.1	Sales of goods and services	668.9	629.3
35.8	Other revenues and income	8.7	5.5
2,424.9	**Total consolidated net revenues**	**677.6**	**634.8**
314.6	Personnel expenses	80.8	77.6
686.7	Purchases, services, other costs	200.3	166.1
1,001.3	**Operating costs**	**281.1**	**243.7**
1,423.6	**Gross operating profit (loss)**	**396.5**	**391.1**
773.5	Amortisation, depreciation and write-downs	168.4	199.6
650.1	**Operating profit (loss)**	**228.1**	**191.5**
(11.0)	Financial income/(charges)	1.4	(7.5)
(82.0)	Income/(charges) from equity investments	(2.5)	(10.3)
557.1	**Profit (loss) before extraordinary items**	**227.0**	**173.7**
(9.8)	Sundry and extraordinary income/(charges)	(0.3)	(0.1)
547.3	**Profit before taxation and third parties' shares**	**226.7**	**173.6**

In the table below, the percentage on consolidated net revenues of a few significant components of the income statement are analysed.

2003		1st quarter 2004	1st quarter 2003
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
41.3%	Operating costs	41.5%	38.4%
58.7%	Gross operating profit (loss)	58.5%	61.6%
31.9%	Amortisation, depreciation and write-downs	24.9%	31.4%
26.8%	**Operating profit (loss)**	**33.7%**	**30.2%**
23.0%	Profit (loss) before extraordinary items	33.5%	27.4%
22.6%	**Profit before taxation and third parties' shares**	**33.5%**	**27.3%**

Net Revenues



+6.7%
677.6
634.8
1st quarter 2004
1st quarter 2003

Consolidated net revenues from Italian operations recorded a EUR 42.8 million increase in the first quarter of 2004 over the same period of the previous year.

This change mainly resulted from increased *net revenues from television operations*, as shown in the following table:

(EUR millions)

2003		1st quarter 2004	1st quarter 2003
2,264.4	Revenues from the sales of advertising slots	641.7	586.8
366.0	Revenues from television sales, promotions, sponsorship	106.8	105.8
2,630.4	**Advertising revenues from third parties**	**748.5**	**692.6**
94.7	Other revenues from television operations	17.0	24.5
(389.6)	Agency discounts	(111.9)	(102.2)
2,335.5	**Total net revenues from television operations**	**653.6**	**614.9**
89.4	**Total net revenues from non-television operations**	**24.0**	**19.9**
2,424.9	**Total consolidated net revenues from Italy**	**677.6**	**634.8**

More specifically, revenues from television operations can be detailed as follows:

- gross ***advertising* revenues** from **Mediaset networks,** totalling EUR 748.5 million, recorded an increase equal to EUR 55.9 million, amounting to an 8.1% increase over the same period of the previous year. In particular, the *revenues from the sale of commercials* recorded a 9.4% increase whereas the *revenues from television sales, promotions and sponsorships* showed 0.9% growth;
- ***other revenues from television operations*** recorded a decrease totalling EUR 7.5 million, mainly attributable to the lost revenues arising from the sale of the pay-TV satellite platform of the rights of *Champions League* matches. This amount was not available since, starting from the third quarter of 2003, for the 2003/2004 season, Mediaset has been holding television rights only for non encrypt broadcasting.

As a whole, ***revenues from non television operations*** included EUR 1.3 million arising from the consolidation of Publieurope in the first quarter of 2004; on a like for like basis, an increase was recorded over the first quarter of 2003 totalling EUR 2.8 million, which is mainly attributable to earnings from the distribution of theme channels, after reviewing the agreement with Sky Italia in the second half of 2003, and to the multimedia publishing content- providing and content packaging operations carried out with mobile telephony operators.

Operating costs


+15.3%
281.1
243.7
1st quarter 2004
1st quarter 2003

The operating costs of Italian operations showed an increase of EUR 37.4 over the same period of the previous year. The main items in operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

Personnel Expenses



+4.1%
80.8
1st quarter 2004
1st quarter 2003

The change in personnel expenses, which is mainly the result of the remuneration policy adopted, included also the effects of the consolidation of Publieurope for an amount of EUR 0.7 million.

In the tables below, the effective and average workforce in the first quarter of 2004 and in 2003, including the personnel of Publieurope, are illustrated, totalling 23 and 24 units respectively:

31/12/2003	Number of employees *(including temporary staff)*	31/03/2004	31/03/2003
318	Managers	313	300
324	Journalists	330	304
651	Middle managers	649	651
3,102	Office staff	3,108	3,123
4,395	**Total**	**4,400**	**4,378**

2003	Average workforce *(including temporary staff)*	1st quarter 2004	1st quarter 2003
309	Managers	314	300
310	Journalists	328	300
656	Middle managers	650	651
3,122	Office workers	3,103	3,128
4,397	**Total**	**4,396**	**4,379**

Purchases, services and other costs



+20.6%
200.3
166.1
1st quarter 2004
1st quarter 2003

As a whole, the item *purchases, services and other costs* showed an increase of EUR 34.2 million in the first quarter of 2004 over the same period of the previous year.

More specifically, as can be seen in the figures below, this variation is mainly attributable to the increase in *television costs* that, in the third quarter of 2003, included the costs referring to the matches of the new *UEFA Champions League* (2003/2004). It should be noted that the amount deriving from the four-year agreement on previous Champions League matches (1999-2003 period) used to be capitalised and written down in the available period since, contractually, the Mediaset Group held its availability on a multiyear basis.

(EUR millions)

2003		1st quarter 2004	1st quarter 2003
90.9	Selling costs	20.5	19.8
436.6	Television scheduling costs	138.0	111.0
35.8	Broadcasting costs	7.0	7.9
67.6	Other costs	15.0	14.1
630.9	**Total television costs**	**180.5**	**152.8**
55.8	Other non-television costs	19.8	13.3
686.7	**Purchases, services and other costs**	**200.3**	**166.1**

The increase in *television costs* over the same period of the previous year is mainly attributable to the trend in *television scheduling costs.* This increase was impacted not only by the already mentioned costs referring to the *Champions League,* but also by the different scheduling organisation in the two periods being analysed and a few cost items according to sales performance.

For a better appreciation of the dynamics in television costs, it is worth noting that *overall television costs,* including those elements connected to personnel expenses and amortisation, depreciation and write-downs of television rights and other fixed assets, showed a slight decrease over the same period of the previous year.

The increase in ***operating costs*** concerning ***non-television operations*** compared to the same period of 2003 is mainly attributable, for an amount of about EUR 7 million, to the network-operator and content-provider activities associated with the conversion process to digital terrestrial broadcasting.

EBITDA


+1.4%
396.5
391.1
1st quarter 2004
1st quarter 2003

A growth in EBITDA was recorded in the period for an amount of EUR 5.4 million; as a result of the significant growth of consolidated net revenues, its percentage impact on these revenues went from 61.6% in the first quarter of 2003 down to 58.5% in the first quarter of 2004.

EBIT


+19.1%
228.1
191.5
1st quarter 2004
1st quarter 2003

EBIT referring to Italian operations recorded a EUR 36.6 million increase in the first quarter of 2004 over the same period of the previous year. This is attributable not only to the trends we have already commented, but also to the decrease in overall amortisation, depreciation and write-downs for an amount of EUR 31.2 million. This evolution is mainly due, as already mentioned, to the different accounting method adopted for rights for the new matches of *Champions League* that, starting from the third quarter of 2003, have been recorded in operating costs, as a result of the different structure of the new agreement.

With respect to the same period of the previous year, the increase in ***television scheduling costs*** was due to greater use of in-house produced programmes compared to the issuing of television rights referring to films as well as international and Italian series. The increase in operating costs of in-house productions is substantially offset in the period by the decrease in costs referring to amortisation and write-downs of television rights. This change was also impacted by a few cost items, mainly depending on advertising sales, referring to the amounts due to professional associations for the exploitation of publishing and musical rights.

EBITDA


+27.8%
98.3
76.9
1st quarter 2004
1st quarter 2003

Following a strong increase in net revenues and the limited increase in costs, EBITDA recorded an increase of EUR 21.4 million in the first quarter of 2004 over the same period of the previous year; the percentage impact on consolidated net revenues went from 54.0% in the first quarter or 2003 up to 56.8% in the first quarter of 2004.

EBIT


+103.6%
56.8
27.9
1st quarter 2004
1st quarter 2003

In the first quarter of 2004, EBIT for the Spanish Area reached EUR 56.8 million, with a percentage impact on net revenues totalling 32.8%. This result was positively influenced in the first quarter of 2004 by the decrease in overall amortisation, depreciation and write-downs which went from EUR 49.0 million in the first quarter of 2003 down to EUR 41.5 million in the first quarter of 2004, mostly as a consequence of the already-mentioned reduced amortisation of television rights.

***

Below follows the analysis of the other items of the income statement with reference to the Mediaset Group as a whole.

EBIT (after goodwill amortisation of Telecinco)


+31.4%
274.2
208.6
1st quarter 2004
1st quarter 2003

The EBIT of the Group also includes the goodwill amortisation quota on the stake held in Gestevision Telecinco and Publiespana, which in both periods amounted to EUR 10.8 million.

The increase in EBIT recorded in the first quarter of 2004 over the same period of 2003 is attributable for an amount of EUR 36.6 million to Italian operations and for EUR 28.9 million to the Telecinco Group.

appreciation of the economic trend of the period, it is worth noting that the Telecinco Group's overall costs, including the items associated with personnel expenses and amortisation, depreciation and write-downs, showed an extremely limited growth, equal to 1.7%, in the quarter being analysed.

Personnel expenses


+4.3%
16.8
16.1
1st quarter 2004
1st quarter 2003

Personnel expenses of the companies belonging to the Telecinco Group showed a EUR 0.7 million increase over the same period of the previous year. This change is mainly attributable to the increase in the average workforce (as shown in the tables below) as a result of hiring personnel working in the area of television productions which was previously outsourced. The economic impact of this increase was partially absorbed in terms of decreased *other operating costs*.

31/12/2003	Number of employees *(including temporary staff)*	31/03/2004	31/03/2003
69	Managers	67	67
105	Journalists	103	108
120	Middle managers	123	110
889	Office workers	888	888
22	Industry workers	47	8
1,205	**Total**	**1,228**	**1,181**

2003	Average workforce *(including temporary staff)*	1st quarter 2004	1st quarter 2003
69	Managers	67	65
101	Journalists	103	106
120	Middle managers	122	110
923	Office workers	891	890
23	Industry workers	47	8
1,236	**Total**	**1,231**	**1,179**

Purchases, services and other costs


+17.8%
58.1
49.3
1st quarter 2004
1st quarter 2003

Overall costs for purchases, services and other costs recorded a EUR 8.8 million growth over the first quarter of 2004. This increase was mainly due to increased television scheduling costs.

(EUR millions)

2003		1st quarter 2004	1st quarter 2003
8.4	Selling costs	1.1	1.5
149.2	Television scheduling costs	42.5	35.3
17.4	Broadcasting costs	4.3	4.5
41.0	Other costs	10.2	8.0
216.0	**Purchases, services and other costs**	**58.1**	**49.3**

Net revenues


+21.7%
173.2
142.3
1st quarter 2004
1st quarter 2003

In the first quarter of 2004, the consolidated net revenues generated by the Telecinco Group increased by EUR 30.9 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group highlighting its most significant items:

(EUR millions)

2003		1st quarter 2004	1st quarter 2003
563.4	Revenues from the sales of advertising slots	151.2	126.6
70.1	Revenues from television sales, promotions, sponsorships	18.3	13.3
633.5	**Advertising revenues from television operations**	**169.5**	**139.9**
65.3	Other revenues	14.6	13.8
(52.8)	Agency discounts	(10.9)	(11.4)
646.0	**Total consolidated net revenues from Spain**	**173.2**	**142.3**

The main item in revenues is ***advertising revenues from television operations*** referring to the sale of advertising space performed as sole agent for Telecinco by Publiespana. This item recorded an extremely positive evolution in the first months of 2004, showing 21.2% growth over the same period of the previous year, totalling EUR 169.5 million. More specifically, in the first quarter of 2004, *revenues from television sales, promotions and sponsorships* increased by 37.6% over the first quarter of 2003.

The item ***other revenues from television operations*** includes a variety of revenues which are by nature complementary and additional with respect to television operations. These can be grouped in two main types:

- revenues arising from the *selling of television contents* and the *distribution of film rights*, an activity that virtually consists of the residual exploitation of products mainly purchased for television broadcasting;
- revenues associated with *content extension* activities, that include income from merchandising projects, telephone calls generated by the interaction via SMS with a few television productions and other revenues – including advertising revenues, arising from the exploitation on other media of successful television formats.

In this quarter of 2004, overall revenues amounted to EUR 14.6 million, showing a 5.8% increase over the first quarter of 2003. This was mainly due to the advertising sales of the subsidiary company Publimedia.

Operating costs


+14.5%
74.9
65.4
1st quarter 2004
1st quarter 2003

The operating costs of the Telecinco Group showed an increase totalling EUR 9.5 million over the first quarter of 2003. The main items in operating costs are personnel expenses and purchases, services and other costs, which are analysed below. For a better

The percentage impact of EBIT on consolidated net results showed a significant increase from 30.2% in the first quarter of 2003 to 33.7% in the first quarter of 2004.

Analysis of results by geographical area: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of Gestevision Telecinco S.A., Publiespana S.A. and the subsidiary and affiliated companies associated with them (the Telecinco Group). Appropriate reclassification was performed in order to make the accounting standards established by Spanish law on statutory financial statements comparable to those established by the Italian law.

(EUR millions)

Spain: Re-classified income statement summary

2003		1st quarter 2004	1st quarter 2003
640.2	Sales of goods and services	172.2	141.7
5.8	Other revenues and income	1.0	0.6
646.0	**Total consolidated net revenues**	**173.2**	**142.3**
64.9	Personnel expenses	16.8	16.1
216.0	Purchases, services, other costs	58.1	49.3
280.9	**Operating costs**	**74.9**	**65.4**
365.1	**Gross operating profit (loss)**	**98.3**	**76.9**
194.4	Amortisation, depreciation and write-downs	41.5	49.0
170.7	**Operating profit (loss)**	**56.8**	**27.9**
4.8	Financial income/(charges)	1.4	1.5
(2.3)	Income/(charges) from equity investments	0.1	(0.7)
173.2	**Profit (loss) before extraordinary items**	**58.3**	**28.7**
(2.2)	Sundry and extraordinary income/(charges)	(0.2)	(0.4)
171.0	**Profit before taxation and third parties' shares**	**58.1**	**28.3**

In the table below, we detail the percentage impact on consolidated net revenues of a few significant items of income statements referring to Spanish operations.

2003		1st quarter 2004	1st quarter 2003
100.0%	**Net consolidated revenues**	**100.0%**	**100.0%**
43.5%	Operating costs	43.2%	46.0%
56.5%	Gross operating profit (loss)	56.8%	54.0%
30.1%	Amortisation, depreciation and write-downs	24.0%	34.4%
26.5%	**Operating profit (loss)**	**32.8%**	**19.6%**
26.8%	Profit (loss) before extraordinary items	33.7%	20.2%
26.5%	**Profit before taxation and third parties' shares**	**33.5%**	**19.9%**

Financial income / (charges)


+8.7 (ml €)
2.7
1st quarter 2004
1st quarter 2003

The increase of this item compared to the first quarter of the previous year was generated by Italian operations totalling EUR 8.8 million.

The balance of this item in the first quarter of 2004 includes:

- revenues from the difference in exchange rates for EUR 0.5 million (minus EUR 4.6 million in the first quarter of 2003);
- net revenues of EUR 4.5 million referring to the right for economic exploitation of 10% stakes in Gestevision Telecinco and Publiespana held by ICE Finance, taken over by Mediaset at the end of 2003;
- other net financial charges totalling EUR 2.3 million (EUR 1.4 million in the same period of the previous year).

Income / (charges) from investments


+8.7 (ml €)
(2.3)
1st quarter 2004
1st quarter 2003

The positive change in the balance of this item is mainly attributable to decreased charges arising from the value adjustment of the stake held in Albacom S.p.A. in the period (minus EUR 2.4 million in the first quarter of 2004, minus EUR10.3 million in the same period of the previous year) based on the preliminary estimates referring to the end of the fiscal year of Albacom at March 31st, 2004 currently available.

EBT and minority interests


+43.4%
1st quarter 2004
1st quarter 2003

The positive change in this item is due to EUR 53.1 million of Italian operations and EUR 29.8 million of the Telecinco Group.

Provisions for income taxes

In accordance with article 81 clause 7 of the Regulation approved by CONSOB resolution no. 11971 of May 14th, 1999 and subsequent amendments, the period result was shown gross of taxation and, therefore, no deferred tax assets or liabilities deriving from the application of the current accounting standard, regarding income taxes, were accounted for.

Balance sheet and financial position

Here follows the balance sheet summary of the Mediaset Group for the periods being analysed.

(EUR millions)

31/12/2003	Mediaset Group: Balance sheet summary	31/03/2004	31/03/2003
1,923.6	Television rights	1,921.9	2,027.2
563.1	Other intangible/tangible fixed assets	535.1	565.3
300.3	Adjustment from Telecinco net consolidation	289.5	332.6
136.0	Equity investments and financial fixed assets	137.8	194.8
215.7	Net working capital and other assets/liabilities	59.5	(100.6)
(106.9)	Allocation for severance indemnities	(108.8)	(102.5)
3,031.8	**Net investments**	**2,835.0**	**2,916.8**
(199.3)	**Net financial position**	**215.9**	**(59.5)**
2,591.6	Group shareholders' equity	2,837.6	2,644.6
240.9	Shareholders' equity attributable to minority interests	213.3	212.7
2,832.5	**Group shareholders' equity and shareholders' equity attributable to minority interests**	**3,050.9**	**2,857.3**

Below the balance sheet situation of the two geographical areas, Italy and Spain, is illustrated separately.

It should be noted that the balance sheet situation referring to Italian operations includes the book value of shareholding and dividends received by Spanish companies, deducted at Group level, as well as the line-by-line consolidation of Publieurope and Publieuros. On the other hand, the balance sheet situation referring to the Spanish Area corresponds to that of the Telencinco Group. More specifically, it is worth noting that the change in the net shareholders' equity of the Telecinco Group at March 31st, 2004 against December 31st, 2003 includes not only the period result, but also the period decrease in the payment of ordinary dividends, totalling EUR 115.8 million, which was decided on March 29th, 2003 and which was paid in April. Similarly, the item *Net working capital and other current assets and liabilities* includes both the pro-quota liabilities and receivables referring to those dividends.

(EUR million)

Balance Sheet summary (geographical detail)	Italy		Spain	
	31/03/2004	**31/12/2003**	**31/03/2004**	**31/12/2003**
Television rights	1,719.9	1,740.3	202.0	183.3
Other intanghible/tangible fixed assets	417.2	433.5	118.0	129.6
Equity investments and other financial fixed assets	664.8	663.0	7.9	7.9
Net working capital and other assets/liabilities	257.6	290.1	(198.1)	(74.4)
Allocation for severance indemnities	(108.7)	(106.9)	-	-
Net investments	**2,950.8**	**3,020.0**	**129.8**	**246.4**
Net financial position	**(95.1)**	**(451.4)**	**311.0**	**252.1**
Group shareholders' equity	2,854.2	2,567.2	440.5	498.2
Shareholders' equity attributable to minority interes	1.5	1.4	0.3	0.3
Group shareholders' equity and shareholders' equity attributable to minority interests	**2,855.7**	**2,568.6**	**440.8**	**498.5**

Below are comments to the main items of the consolidated balance sheet at March 31st, 2004 and their variations compared to December 31st, 2003.

Net invested capital


(196,8) (ml €)
2,835,0
3,031,8
31-03-2004
31-12-2003

The most significant element of the invested capital of the Mediaset Group is ***television rights***, an item which is substantially unchanged since December 31st, 2003 as a consequence of the decrease in the rights held in Italy totalling EUR 20.4 million (due to an increased amortisation quota compared to the investments accounted for in the period) and of the increase equal to EUR 18.7 million referring to the rights held by the Telecinco Group.

Other tangible and intangible assets showed a EUR 28.0 million decrease compared to December 31st, 2003; this decrease is attributable for EUR 16.3 million to Italian operations and for EUR 11.6 millions to the Telecinco Group.

The item ***variations from changes in the consolidated area*** reflects the effect of the line-by-line consolidation of the shareholding in the Telecinco Group, net of amortisation quotas.

The item ***investments and other financial assets*** is substantially unchanged since December 31st, 2003. It should be noted that in the quarter being analysed, Mediaset S.p.A. – based on the resolution of the Extraordinary Meeting of Albacom dated March 29th, 2003 – converted EUR 17,2 million of the financial receivables from the company for shareholders' financing into capital. More specifically, EUR 7.3 million was used for the pro-quota coverage of losses for the part exceeding the shareholders' equity (which was already partially covered by the provisions especially made at December 31st, 2003) and EUR 9.9 million was allocated pro-quota to the reconstitution of the share capital.

This conversion was performed pro-quota by Albacom's shareholders following the reduction in the company's share capital decided to cover the losses arising from the balance sheet approved at December 31st, 2003.

The balance of the item ***working capital and other current assets and liabilities*** totalling EUR 59.5 million includes a positive balance of EUR 257.6 million referring to Italian operations and a negative balance of EUR 198.1 million referring to the Telecinco Group. The decrease compared to December 31st, 2003, totalling EUR 215.7 million is mainly attributable to trade receivables associated with invoicing practices in Italy and payables for the dividends to be paid to minority interests of Telecinco and Publiespana.

Net Group shareholders' equity and attributable to minority interests



+218.4 (ml €)
3,050.9
2,832.5
31-03-2004
31-12-2003

The increase over December 31st, 2003 reflects the gross profit for the period, net of dividends to be paid to minority interests as decided.

Net financial position



+415.2 (ml €)
215.9
(199.3)
31-03-2004
31-12-2003

The net financial position of the Group at March 31st, 2004 results from the net borrowing of Italian operations totalling EUR 95.1 million and from the net liquid funds of the Telencinco Group amounting to EUR 311.0 million.

Below, the consolidated net financial position at March 31st, 2004 is analysed and compared to the same period of 2003 and at December 31st, 2003.

(EUR millions)

31/12/2003		31/03/2004	31/03/2003
286.2	Liquid funds	525.8	353.9
226.1	Financial income and securities (which are not fixed assets)	193.8	201.4
512.3	**Total financial assets**	**719.6**	**555.3**
(704.2)	Due to banks	(493.0)	(599.3)
	Due to other financial institutions:		
(2.2)	Factoring companies	-	(6.4)
(4.1)	Leasing companies	(4.0)	(4.5)
(1.1)	Other	(6.7)	(4.6)
(711.6)	**Total financial liabilities**	**(503.7)**	**(614.8)**
(199.3)	**Net financial position**	**215.9**	**(59.5)**

Below is the cash flow statement of the Group as a whole and broken down per geographic areas showing the main elements of the financial evolution in the periods under investigation.

(EUR millions)

2003	Mediaset Group: Sources and applications	1st quarter 2004	1st quarter 2003
1,537.6	**Operating cash-flow**	**532.3**	**458.8**
13.7	**Total disinvestments in fixed assets**	**1.0**	**-**
(835.1)	**Total investments of which:**	**(194.6)**	**(186.4)**
(705.7)	investments in television rights	(182.7)	(173.6)
(9.4)	equity investments	-	-
(50.9)	other investments in intangible fixed assets	(2.9)	(8.1)
(69.1)	investments in tangible fixed assets	(9.0)	(4.7)
-	**Share capital increases**	**-**	**-**
(264.3)	**Dividends paid**	**-**	**-**
(354.1)	**Other monetary variations**	**76.5**	**(27.4)**
(126.3)	**Changes in the consolidation area**	**-**	**(133.7)**
(28.5)	**Net cash flow**	**415.2**	**111.3**

(EUR millions)

Sources and applications	Italy		Spain	
	1st quarter 2004	1st quarter 2003	1st quarter 2004	1st quarter 2003
Operating cash-flow	**440.7**	**388.7**	**91.6**	**70.1**
Total disinvestments in fixed assets	**0.4**	**-**	**0.6**	**-**
Total investments of which:	**(136.2)**	**(409.8)**	**(58.4)**	**(52.6)**
investments in television rights	(125.7)	(123.0)	(57.0)	(50.6)
equity investments	-	(276.0)	-	-
other investments in intangible fixed assets	(2.8)	(8.1)	(0.1)	-
investments in tangible fixed assets	(7.7)	(2.7)	(1.3)	(2.0)
Share capital increases	**-**	**-**	**-**	**-**
Dividends paid	**-**	**-**	**-**	**-**
Other monetary variations	**51.4**	**(53.4)**	**25.1**	**26.0**
Changes in the consolidation area	**-**	**-**	**-**	**-**
Net cash flow	**356.3**	**(74.5)**	**58.9**	**43.5**

More specifically, there is to be noted the change in the financial position that occurred in the quarter in Italian operations. It recorded a significant positive cash flow generated by the period operations totalling about EUR 356 million. This flow is significantly higher than that generated in the same period of the previous year, which – net of EUR 276 million paid to purchase a 12% stake in the Telecinco Group – amounted to about EUR 202 million.

- The new Gasparri Law Decree was definitively approved by the Senate on April 29th and was issued by the President of the Italian Republic on May 3rd. On May 30th the Council of the Authority for communication guarantees approved the technical report submitted on the overall offer of digital terrestrial television programmes. By the end of May a final report, which is now being prepared, will be submitted in accordance with Law 43/2004 to the Italian Government and Competent Parliamentary Commissions. As already said in the consolidated Report on Operations at December 31st, 2003, the conditions established by the Law are expected to be met and therefore Retequattro will continue to broadcast using analogue terrestrial techniques. On April 30th, the Authority also closed the inquiry on the presence of dominating positions in the period 2001-2003 and conclusions will be shortly disclosed. The Council of the Authority will have to take into account the new legislative framework of the Gasparri Law that, among other things, abrogated the limit established by Law, and the overall offer of analogue and digital terrestrial television programmes.

FORESEEABLE DEVELOPMENTS

- The first four months of the year confirm the positive trend of audience share of Mediaset networks. More specifically, on May 8th, 2004, in the Full Day, Mediaset increased its audience share going from 44.0% in the first quarter of 2003 to 44.3%, thus strengthening its leadership nationwide; in Prime Time, Mediaset networks reached 44.9% and in this time bracket too, maintained the first position among Italian television groups. In the observation period (from January 25th to May 8th, excluding the week when the *Festival di Sanremo* was broadcast), Mediaset networks recorded a 44.7% share in the Full Day and a 45.2% share in Prime Time. The record strengthened with TV viewers aged 15-64, the so-called commercial target, where Mediaset reached 46.0% in the Full Day and 46.6% in Prime Time.
- The first four months of 2004 Telecinco recorded the best result in terms of audience share of the past seven years and it confirmed its leadership – as was the case for the first quarter – in Prime Time at a national level with an average share of 23.6% (22.3% in the previous year); Telecinco also increased its audience share in the full day where it recorded an average share of 22.2% (21.6% in the previous year), closely following the State-owned network TVE1 that, in the same period, showed an average share in the Full Day of 22.8% (23.6% in the previous year). In the same period, Telecinco also consolidated its absolute leadership on its commercial target where an average share of 25.3% was achieved in the 24 hours (24.8% in the previous year) and an average share of 28% in Prime Time (26.5% in the previous year).
- In the first four months of 2004, advertising sales on Mediaset networks showed an increase of 8.5% over 2003; in this period, also in Spain advertising sales confirmed the positive trend recorded in the first quarter of the year. Considering this evolution, both in the first part of 2004 and on an annual basis, operating profitability and cash flow are expected to further improve.

For the Board of Directors
The Chairman